Form 20-F
period 2002-12-31
TFM SA DE CV; MEXICAN RAILWAY TRANSPORTATION GROUP
filed 2003-06-30
CIK 1055294, 1055291

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.20549

                             ---------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                         COMMISSION FILE NUMBER 333-8322

                               -------------------

                                TFM, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of Registrant's name into English)
             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                      MEXICAN RAILWAY TRANSPORTATION GROUP
                 (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES
                 (Jurisdiction of incorporation or organization)

                      Av. Periferico Sur No. 4829, 4to Piso
                            Col. Parques del Pedregal
                               14010 Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)

                               ------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
       None.                                        Not applicable.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                TFM AND GRUPO TFM
                          10.25% Senior Notes due 2007
                   11.75% Senior Discount Debentures due 2009
                   Guarantees of 10.25% Senior Notes due 2007
            Guarantees of 11.75% Senior Discount Debentures due 2009
                                       TFM
                          12.50% Senior Notes due 2012

         The number of outstanding shares of each of the issuers' classes of capital or common stock as of December 31, 2002 was:

TFM, S.A. de C.V.                                       Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
-----------------                                       -------------------------------------------------------
359,975,150        Class I Series A Shares              3,868,401      Series A Shares
-----------                                             ---------

204,691,752        Class II Series A Shares             3,716,699      Series B Shares
-----------                                             ---------

141,166,725        Class III Series A Shares            2,478,470      Series L, Sub-Series L-2 Shares
-----------                                             ---------

345,858,478        Class I Series B Shares

196,664,624        Class II Series B Shares

135,630,776        Class III Series B Shares

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----
                                     PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................4
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................4
ITEM 3.        KEY INFORMATION.................................................................................4
ITEM 4.        INFORMATION ON THE COMPANY.....................................................................18
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................44
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................61
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................68
ITEM 8.        FINANCIAL INFORMATION..........................................................................73
ITEM 9.        THE OFFER AND LISTING..........................................................................74
ITEM 10.       ADDITIONAL INFORMATION.........................................................................74
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................86
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................88

                                     PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................88
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................88
ITEM 15.       CONTROLS AND PROCEDURES........................................................................88
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT...............................................................89
ITEM 16B.      CODE OF ETHICS.................................................................................89
ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................89

                                    PART III

ITEM 17.       FINANCIAL STATEMENTS...........................................................................89
ITEM 18.       FINANCIAL STATEMENTS...........................................................................89
ITEM 19.       EXHIBITS.......................................................................................90

         In this annual report, references to "$," "$U.S." or "Dollars" are to United States Dollars and references to "Ps." or "Pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

         This report constitutes the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 for each of TFM, S.A. de C.V. ("we," "us," "our" or "TFM") and Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"). Grupo TFM owns all of the unrestricted voting shares of TFM, which represent 80.0% of the capital stock of TFM. Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Except where otherwise indicated, the disclosure presented in this report applies to TFM and Grupo TFM.

                           FORWARD-LOOKING STATEMENTS

         This report on Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

     -   our high degree of leverage;

     - the impact of competition, including competition from other rail carriers, trucking companies and the shipping industry in the United Mexican States ("Mexico") and the United States (the "United States");

     -   our potential need for and ability to obtain additional financing;

     - our ability to successfully implement our business strategy, including our strategy to convert customers from using trucking services to rail transportation services;

     - Mexican, United States ("U.S.") and global economic, political and social conditions;

     - the effects of the North American Free Trade Agreement, or "NAFTA," on the level of trade among Mexico, the United States and Canada;

     -   the timing of our receipt of the recent value added tax ("VAT") award;

     - the effects of our employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability;

     -   changes in governmental regulations or policies;

     - economic uncertainty caused by the economic slowdown in the United States following the terrorist attacks in 2001; and

     -   other factors described in this report.

                           CERTAIN RECENT DEVELOPMENTS

GRUPO TMM, S.A. ("GRUPO TMM")

         Grupo TMM indirectly owns 51.0% of Grupo TFM's unrestricted voting shares, giving Grupo TMM voting control of Grupo TFM. During late 2002 and early 2003, Grupo TMM presented various offers to holders of its notes due on May 15, 2003 (the "2003 TMM notes"), in order to extend the maturity date of the issue through a bond exchange. However, Grupo TMM did not obtain the percentage of support required for the bond exchange to be completed. The 2003 TMM notes matured on May 15, 2003 and Grupo TMM has not repaid the principal amount to date. As a result, Grupo TMM is in default under the terms of the 2003 TMM notes, and such default has resulted in a cross-default under their notes due in 2006 (the "2006 TMM notes").

         Grupo TMM has stated that it is currently exploring a number of alternatives regarding its liquidity and that it intends to engage the holders of the 2003 TMM notes and the holders of the 2006 TMM notes in negotiations over the terms of a consensual restructuring of such notes.

         With respect to the TFM sale (described below), Kansas City Southern ("KCS") (formerly Kansas City Southern Industries, Inc.) has stated that it remains firmly committed to proceeding with the transaction. Both Grupo TMM and KCS are continuing to seek the required shareholder and regulatory approvals for the TFM sale.

POTENTIAL SALE BY GRUPO TMM OF ITS INTEREST IN GRUPO TFM

         On April 21, 2003, Grupo TMM entered into an acquisition agreement with KCS (the "acquisition agreement"), which owns a 49.0% voting interest in Grupo TFM, to sell its entire interest in Grupo TFM, which owns TFM (the "TFM sale"). The acquisition of the shares of Grupo TFM by KCS is structured as a sale of the stock of Grupo TFM owned by TMM Multimodal, S.A. de C.V. ("TMM Multimodal") to a subsidiary of KCS. The subsidiary will then merge with and into KCS, which will be renamed NAFTA Rail Corporation ("NAFTA Rail") and will continue to trade on the New York Stock Exchange (the "NYSE"). Under the agreement, KCS will acquire Grupo TMM's interest in Grupo TFM for $200.0 million in cash and 18,000,000 shares of common stock of KCS. KCS has the right to elect to pay up to $80.0 million of the cash portion of the purchase price by delivering shares of KCS common stock valued for that purpose at $12.50 per share. On June 25, 2003, the closing price for shares of KCS common stock on the NYSE was $11.80. In addition, Grupo TMM will have the right to receive an additional amount of up to $175.0 million in cash ($180.0 million if KCS elects to defer a portion of the payment) in the event that the pending VAT claim (described herein) against the Mexican government by TFM is successfully resolved and the amount received is greater than the purchase price of the "put" rights for the TFM shares held by the Mexican government. Upon completion of the TFM sale, KCS will assume Grupo TMM's obligations to make any payment upon the exercise by the Mexican government of its "put" rights for the 20.0% interest it holds in TFM and will indemnify Grupo TMM against any obligation or liability relating to the exercise by the Mexican government of the put rights. Completion of the TFM sale is subject to approval by the stockholders of KCS and Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions.

         In connection with the TFM sale, a consulting company (the "consultant") organized by Mr. Jose Serrano, Chairman of the Board and Chief Executive Officer of Grupo TMM and a member of the board of TFM and Grupo TFM, will enter into a consulting agreement with KCS pursuant to which it will provide consulting services to KCS in connection with the portion of the business of KCS in Mexico for a period of three years. As consideration for the services, the consultant will receive an annual fee of $600,000 per year and a grant of 2,100,000 shares of restricted stock of KCS. The restricted stock will vest as follows:

     - 525,000 shares upon the amendment or extension of TFM's current labor agreement;

     - 250,000 shares on each of the first, second and third anniversaries of the agreement, subject to (x) the successful resolution of the VAT claim and (y) the independent directors of KCS not determining that the consultant has engaged in certain prohibited conduct;

     -   125,000 shares on the receipt of the VAT certificate; and

     - 700,000 shares on the retirement of the TFM equity held by the Mexican government as part of the VAT claim or with the proceeds from the VAT claim.

         The consulting agreement provides that the vesting of the shares will accelerate on the termination of the consulting agreement by the consultant due to a breach by KCS, and certain changes of control of KCS (but only if there is, or has been, a successful resolution of the VAT claim). The consulting agreement may be extended for an additional one year at the option of KCS, upon delivery of an additional 525,000 shares of restricted stock.

         Grupo TMM currently expects that the TFM sale will be completed in the third quarter of 2003. If the sale occurs, NAFTA Rail will own 75.4% of Grupo TFM (which owns 80.0% of TFM) and TFM will continue to own 24.6% of Grupo TFM. The Mexican government will continue to own 20.0% of TFM, until it exercises its put right. There is no assurance that the process required to obtain the necessary regulatory approvals will not delay the closing of the TFM sale or that the TFM sale will occur.

VAT AWARD

         See "Item 9. Financial Information. Consolidated Statements and Other Financial Information. Legal Proceedings."

ACQUISITION OF MEXICAN GOVERNMENT INTEREST

         We acquired the call option shares through the exercise of an option (the "call option") held by Grupo TMM, TMM Multimodal, a subsidiary of Grupo TMM, and Caymex Transportation, Inc. ("Caymex"), a subsidiary of KCS (TMM Multimodal and Caymex, together with Grupo TMM, the "principal shareholders"). The call option was granted by the Mexican government to the original shareholders of Grupo TFM in connection with its acquisition of the call option shares. The principal shareholders exercised the call option and appointed us as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. We acquired the call option shares from Ferrocarriles Nacionales de Mexico ("FNM") and Nacional Financiera, S.N.C. ("Nafin") on July 29, 2002 for an aggregate purchase price of $256.1 million.

         The board of directors and shareholders of TFM and the shareholders of Grupo TFM unanimously approved the offering of the 2012 senior notes and our purchase of the call option shares.

         As a result of the acquisition of the call option shares, we expect to achieve financial benefits and we have reduced the Mexican government's ownership of and involvement in our business.

         The $256.1 million purchase price for the call option shares was financed with (1) the net proceeds from the sale of the 2012 senior notes and
(2) $85.2 million (based on the applicable Peso-Dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our transfer of our redundant La Griega- Mariscala track to the Mexican government, together with cash from our operations.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following tables present selected historical financial data of TFM and Grupo TFM for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. We derived the selected financial data below for the years ended December 31, 2000, 2001 and 2002 from the combined and consolidated audited financial statements of TFM and Grupo TFM on which PricewaterhouseCoopers, S.C., independent accountants, have reported (the "financial statements") included elsewhere in this report. We derived the selected financial data below for the years ended December 31, 1998 and 1999 from the combined and consolidated information prepared to be consistent with the combined and consolidated audited financial statements of TFM and Grupo TFM for the years ended December 31, 2000, 2001 and 2002 not included in this report. The selected audited financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and notes thereto included elsewhere in this report.

         The financial statements have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). Note 11 to the financial statements provides a description of the principal differences between IAS and U.S. GAAP as they relate to TFM and Grupo TFM and a reconciliation to U.S. GAAP of net income and stockholders' equity.

TFM

                                                                       YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------
AMOUNTS UNDER IAS                                       1998        1999         2000        2001         2002
-------------------------------------------------     --------    --------      -------    --------      -------
                                                           (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
  RESULTS OF OPERATIONS DATA:
  Transportation revenues........................     $479,466    $574,567     $695,425    $720,627    $ 712,140
  Operating expenses.............................      420,220     449,219      530,569     570,500      557,671
  Operating income...............................       59,246     125,348      164,856     150,127      154,469
  Interest expense...............................      104,190     106,538      109,736      87,009      101,722
  Interest income................................        3,958       4,026        2,234       4,510        4,974
  Exchange loss--net.............................      (11,026)        (43)      (1,435)      2,819      (17,508)
  (Loss) income before benefit for deferred
   income taxes..................................      (62,957)     19,012       33,030     104,704       20,599
  Net income (loss) for the period...............     $  9,431    $ 61,305     $ 50,814    $102,154   ($  11,350)
                                                      ========    ========     ========    ========    =========
  Operating income per share.....................       0.0428      0.0906       0.1191      0.1085       0.1116
  Net income (loss) for the period per share(1)..     $ 0.0068    $ 0.0443     $ 0.0367    $ 0.0738    $ (0.0082)
                                                      ========    ========     ========    ========    =========

                                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------------------
AMOUNTS UNDER IAS                                         1998           1999            2000            2001           2002
----------------------------------------------------  ------------    ------------   ------------    ------------   ------------
                                                                    (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
   Depreciation and amortization....................  $     71,544    $     73,235   $     76,626    $     78,345   $     81,401
   Capital expenditures.............................       111,012          55,967         66,918          85,245         89,355
   Net cash provided by (used in)...................
     Operating activities...........................        78,914          92,420        176,701         120,052        125,250
     Investing activities...........................       (98,603)        (22,671)       (59,765)        (83,233)      (295,288)
     Financing activities...........................        19,599         (64,851)       (99,427)        (29,383)       159,681

BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets.....................................  $  2,782,407    $  2,786,597   $  2,804,115    $  2,956,042   $  2,841,011
   Total debt and capital lease obligations(2)......       898,027         869,321        815,551         838,011      1,023,105
   Total liabilities.............................        1,016,717         959,602        926,306         976,079      1,192,579
   Common stock, 1,383,987,505 shares, without par
     value, authorized, issued and outstanding......     1,758,882       1,758,882      1,758,882       1,758,882   $  1,758,882
                                                      ------------    ------------   ------------    ------------   ------------
   Total stockholders' equity.......................  $  1,765,690    $  1,826,995   $  1,877,809    $  1,979,963   $  1,648,516
                                                      ------------    ------------   ------------    ------------   ------------
AMOUNTS UNDER U.S. GAAP

  Stockholders' equity (at end of period)...........  $  1,752,814    $  1,758,116   $  1,811,679    $  1,903,599   $  1,740,714
  Net (loss) income for the period..................        (6,445)          5,302         53,563          91,919        136,655
                                                      ============    ============   ============    ============   ============
  Net (loss) income for the period per share(1).....  $    (0.0046)   $     0.0038   $     0.0387    $     0.0664   $     0.0987
                                                      ============    ============   ============    ============   ============

------------------------

(1) The weighted average number of shares outstanding for all periods was 1,383,987,500 for TFM. Basic and fully diluted shares were the same for all periods presented.

(2)  Includes short- and long-term debt.

GRUPO TFM

                                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------------------
AMOUNTS UNDER IAS                                         1998           1999            2000            2001           2002
-------------------------------------------------     ------------    ------------   ------------    ------------   ------------
                                                                    (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
   Transportation revenues.......................     $    479,466    $    574,567   $    695,425    $    720,627   $    712,140
   Operating expenses............................          421,371         450,370        531,720         571,651        558,822
   Operating income..............................           58,095         124,197        163,705         148,976        153,318
   Interest expense..............................          100,375         106,538        109,739          87,009        101,722
   Interest income...............................              148           4,026          2,238           4,510          4,974
   Exchange loss--net............................          (10,865)            (75)        (1,424)          2,783        (17,411)
   (Loss) income before benefit for deferred
    taxes and minority interest..................          (59,859)         19,162         33,206         104,832         19,904
   (Loss) income before minority interest........           13,999          59,597         51,474         102,180        (10,329)
   Net (loss) income for the period..............     $     12,113    $     47,335   $     41,311    $     81,749   $     (7,988)
                                                      ============    ============   ============    ============   ============
   Operating income per share....................           5.7728         12.3412        16.2671         14.8035        17.0144
   Net (loss) income for the period per share(1).     $     1.2036    $     4.7036   $     4.1050    $     8.1233   $    (0.8865)
                                                      ============    ============   ============    ============   ============
OTHER FINANCIAL DATA:
   Depreciation and amortization.................     $     72,695    $     74,386   $     77,777    $     79,496   $     82,552
   Capital expenditures..........................          111,012          55,967         66,918          85,245         89,355
   Net cash provided by (used in)
     Operating activities........................           77,874          92,436        176,707         132,547        112,746
     Investing activities........................          (98,603)        (22,671)       (59,765)        (83,233)      (295,288)
     Financing activities........................           19,599         (64,851)       (99,427)        (29,383)       159,681

                                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------------------
AMOUNTS UNDER IAS                                         1998           1999            2000            2001           2002
----------------------------------------------------  ------------    ------------   ------------    ------------   ------------
                                                                    (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT END OF PERIOD):
   Total assets.....................................  $  2,176,512    $  2,178,374   $  2,196,555    $  2,348,512   $  2,234,545
   Total debt and capital lease obligations(2)......       898,027         869,321        815,551         838,011      1,023,105
   Total liabilities................................     1,017,337         959,602        926,311         976,088      1,192,582
   Common stock authorized, issued and
    outstanding(3)..................................

                                                           807,008         807,008        807,008         807,008        807,008
   Total stockholders' equity.......................  $    806,037    $    853,372   $    894,683    $    976,432   $    712,344
                                                      ------------    ------------   ------------    ------------   ------------
AMOUNTS UNDER U.S. GAAP

Stockholders' equity (at end of period).............  $    795,736    $    798,268   $    841,780    $    915,341   $    785,872
Net (loss) income for the period....................         1,812           2,532         43,512          73,561        110,184
                                                      ============    ============   ============    ============   ============
Net (loss) income for the period per share(1).......  $     0.1800    $     0.2516   $     4.3237    $     7.3096   $    12.2276
                                                      ============    ============   ============    ============   ============

-----------------
(1) The weighted average number of shares outstanding was 10,063,570 in 1998, 1999, 2000, and 2001 and 9,011,069 in 2002 for Grupo TFM. Basic and fully diluted shares were the same for all periods presented.

(2)  Includes short- and long-term debt.

(3) The number of shares, without par value, authorized, issued and outstanding was 10,063,570 in 1998, 1999, 2000 and 2001 and 9,011,069 in 2002.

                  The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate for the purchase and sale of Dollars, expressed in Pesos per Dollar. On June 25, 2003, the noon buying rate was Ps.10.48 per Dollar.

EXCHANGE RATES

                                                                                   YEAR/MONTH-END         PERIOD
YEAR ENDED DECEMBER 31,                          HIGH                LOW              AVERAGE               END
---------------------------------------          ----                ---              -------               ---
1998 ..................................         10.63                8.04               9.25                9.90
1999...................................         10.60                9.24               9.56                9.48
2000...................................         10.09                9.18               9.46                9.62
2001...................................          9.97                8.95               9.34                9.16
2002...................................         10.43                9.00               9.68               10.43
December 2002..........................         10.43               10.10              10.23               10.43
January 2003...........................         10.98               10.32              10.62               10.90
February 2003..........................         11.06               10.77              10.95               11.03
March 2003.............................         11.24               10.32              10.91               10.78
April 2003.............................         10.77               10.31              10.59               10.31
May 2003 ..............................         10.42               10.11              10.25               10.34

-----------------
Source: Federal Reserve Bank of New York.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT SECURITIES AND TO OPERATE OUR BUSINESS.

         We have a substantial amount of debt and significant debt service obligations. As of December 31, 2002, TFM had total outstanding indebtedness of $1,023.1 million, consisting of senior unsecured indebtedness under TFM's 10.25% Senior Notes due 2007 (the "2007 senior notes") with a principal amount of $150.0 million outstanding and guaranteed by Grupo TFM, 11.75% Senior Discount Debentures due 2009 (the "2009 debentures") with a principal amount of $443.5 million outstanding and guaranteed by Grupo TFM, 12.50% Senior Notes due 2012 with a principal amount of $180.0 million outstanding (the "2012 senior notes" and, together with the 2007 senior notes and the 2009 debentures, the "securities"), obligations under capital leases and TFM's new bank facilities (the "commercial paper program" and the "term loan facility"). TFM has no secured indebtedness. TFM's stockholders' equity was $1,648.5 million as of December 31, 2002, resulting in a debt to equity ratio of 0.6%. Grupo TFM's stockholders' equity was $712.3 million as of December 31, 2002, resulting in a debt to equity ratio of 1.4%. In addition, TFM may incur more debt, subject to the restrictions contained in the indentures governing the securities and the credit agreements governing TFM's new commercial paper program and term loan facility. As of December 31, 2002, there was $122.0 million outstanding under the commercial paper program and $128.0 million outstanding under the term loan facility.

         Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements, including the following:

         - we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, or interest on our debt, which will reduce funds available for other purposes;

         - we may not be able to fund capital expenditures, working capital and other corporate requirements;

         - we may not be able to obtain additional financing, or to obtain it at acceptable rates;

         - our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;

         - we may be exposed to risks in exchange rate fluctuations, because any devaluation of the Peso would cause the cost of our Dollar-denominated debt to increase; and

         - we may be at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do.

         The commercial paper program terminates on September 17, 2004 (unless extended), so we must either repay, replace, refinance or extend the program at that time. We may be unable to refinance the commercial paper program or we may not have sufficient cash to repay this debt when it becomes due. These events could result in a default under the respective indentures governing the securities as well as the agreements governing the commercial paper program.

FAILURE TO COMPLY WITH RESTRICTIVE COVENANTS IN OUR EXISTING CONTRACTUAL ARRANGEMENTS COULD ACCELERATE OUR REPAYMENT OBLIGATIONS UNDER OUR DEBT.

         The indentures relating to the securities and the credit agreements relating to our new bank facilities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. The credit agreements relating to our bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the securities, including certain financial covenants which require us to maintain specified financial ratios. Any breach of these covenants could result in a default under the indentures and the credit agreements. These covenants restrict or prohibit many actions, including our ability to:

         -   incur debt;

         -   create or suffer to exist liens;

         -   make prepayments of particular debt;

         -   pay dividends;

         -   make investments;

         -   engage in transactions with stockholders and affiliates;

         -   issue capital stock;

         -   sell certain assets; and

         - engage in mergers and consolidations or in sale-leaseback transactions.

         If we fail to comply with these restrictive covenants, our obligation to repay our securities or our other debt may be accelerated.

WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH TO SERVICE OR REFINANCE OUR DEBT.

         Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control.

         We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to pay our debt or to fund our other liquidity needs.

         If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, or attempting to refinance our debt at or prior to its maturity. Alternatively, in the absence of such refinancing, we may attempt to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or we may seek additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, beyond our control. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to meet our debt obligations. Our indentures and the credit agreements related to our new bank facilities limit our ability to take certain of these actions. Our failure to successfully undertake any of these actions, or significant increases in the Peso cost to service our Dollar-denominated debt, could materially and adversely affect our business or operations.

OUR BUSINESS IS CAPITAL INTENSIVE AND WE MUST MAKE SIGNIFICANT ADDITIONAL CAPITAL EXPENDITURES; FAILURE TO MAKE SUCH ADDITIONAL CAPITAL EXPENDITURES COULD RESULT IN THE REVOCATION OF OUR CONCESSION.

         Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures, technology, acquisitions, leases and repair of equipment and maintenance of our rail system. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers. In addition, our railroad concession from the Mexican government requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We filed our second business plan with the Mexican government in 2003. We may defer capital expenditures with respect to our five-year business plan with the permission of the Secretaria de Comunicaciones y Transportes (the Mexican Ministry of Communications and Transportation of the Ministry of Transportation). However, the Ministry of Transportation might not grant this permission, and our failure to comply with our commitments in our business plan could result in the Mexican government revoking the concession.

         In 2000, 2001 and 2002 we made capital expenditures of $66.9 million, $85.2 million and $89.4 million, respectively, which represented 9.6%, 11.8% and 12.5% of our transportation revenues for each of those years, respectively. We expect to make capital expenditures for the years ended 2003 and 2004 in an amount equal to approximately 10.0% of our transportation revenues on an annual basis. These capital expenditures include the expenses we expect to incur for the rehabilitation and improvement of our secondary rail lines and the construction of new intermodal terminals near the manufacturing plants of our automotive customers. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvements projects, our ability to accommodate increases in our traffic volumes or service our existing customers may be limited or impaired, and the Mexican government could revoke our concession.

SIGNIFICANT COMPETITION FROM TRUCKS AND OTHER RAILROADS, AS WELL AS LIMITED COMPETITION FROM THE SHIPPING INDUSTRY, COULD ADVERSELY AFFECT OUR FUTURE FINANCIAL PERFORMANCE.

         We face significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. The trucking industry is our primary competition. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling.

         In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on U.S. highways. NAFTA called for Mexican trucks to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the United States-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican carriers in 2002. However, in January 2003, a coalition of environmental, consumer and labor groups brought legal action against the U.S. Department of Transportation alleging that the rules violated federal environmental laws due to the failure of the U.S. Department of Transportation to adequately review the impact on air quality in the United States once Mexican carriers were allowed to transport beyond the 20-mile commercial zones along the United States-Mexico border. In April 2003, the Ninth Circuit of the U.S. Court of Appeals in San Francisco upheld a prior ruling which required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act requirements. The matter has now been remanded to the U.S. Department of Transportation so that it may prepare the required Environmental Impact Statement and ensure conformity with the U.S. Clean Air Act. We cannot assure you that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect our ability to continue converting traffic from truck to rail transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.

         Since a key element of our business strategy is to recapture market share lost to the trucking industry, our inability to successfully convert traffic from truck to rail transport would materially impair our ability to achieve our strategic objectives. There can be no assurance that we will have the ability to continue to convert traffic from truck to rail transport or that we will retain the customers that we have already converted.

         In addition to trucks, we face significant competition in some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V. ("Ferromex") which operates the Pacific-North Rail Lines. In particular, we have experienced and continue to experience competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to our routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with us in some areas of our service territory, including Tampico, Saltillo, Monterrey and Mexico City. Also in direct competition for traffic to and from southeastern Mexico is Ferrocarril del Sureste, S.A. de C.V. ("Ferrosur"), which operates the Southeast Rail Lines. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz.

         Ferromex and Ferrosur are privately-owned companies that may have greater financial resources than us. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make our freight services less competitive, and we cannot assure you that we would be able to match these rate reductions. For example, we experience aggressive price competition from Ferromex in freight rates for agricultural products which has adversely affected our results of operations. Our ability to respond to competitive measures by decreasing our prices without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on our results of operations.

         Under our concession, we must grant Ferromex the right to operate over a north-south portion of our rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of our main track. Ferromex may be able to use these trackage rights to compete with us over our rail lines for traffic between Mexico City and the United States. Our concession also requires us to grant Ferrosur rights to use certain portions of our tracks and the "belt railroad" operated in the greater Mexico City area by the Terminal Ferroviaria del Valle de Mexico, S.A. de C.V. (the Mexico City Railroad Terminal or "Mexico City Terminal," which operates the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (the Mexico City Terminal Railroad)), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroad companies, we lose the flexibility of using our tracks at certain times.

         On February 22, 2002, Ferromex and Ferrosur announced that they had agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Comision Federal de Competencia (the Mexican Antitrust Commission) objecting to the proposed acquisition on the grounds that it limits competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it has notified Ferromex that it has denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order, and on September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummate the acquisition. On October 31, 2002 Ferromex requested that the Federal Courts in Mexico review the decision of the Mexican Antitrust Commission. The Mexican Antitrust Commission is currently conducting such review. If the acquisition is completed, the resulting railroad would operate the largest rail system in Mexico, and we cannot assure you that this would not have a material adverse effect on our operations, particularly on the revenues generated by our route between Mexico City and the port of Veracruz.

         In addition, in recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads may attempt to use their size and pricing power to block other railroads' access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on us. See also "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM."

         We also face limited competition from the shipping industry with respect to some products, including chemicals transported by barges and vessels from Gulf of Mexico ports in Texas and Louisiana.

THE RATES FOR TRACKAGE RIGHTS SET BY THE MINISTRY OF TRANSPORTATION MAY NOT ADEQUATELY COMPENSATE US.

         Pursuant to our concession, we are required to grant rights to use portions of our tracks to Ferromex, Ferrosur and the Mexico City Terminal Railroad. The concession stipulates that Ferromex, Ferrosur and the Mexico City Terminal Railroad are required to grant to us rights to use portions of their tracks.

         Our concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under our concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations"), the rates that we may charge for rights to use our tracks must be agreed upon in writing between us and the party to which those rights are granted. However, if we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the Mexican government is entitled to set the rates using criteria including:

         - the costs of infrastructure maintenance and traffic control relating to the portion of our lines to be used by the other rail operator;

         -   the increase in costs due to interference with our operations;

         - the amortized capital investments, including the value of the concession, directly related to the affected lines; and

         - a reasonable profit calculated with reference to international railroad standards and reflecting investment conditions in Mexico.

         We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

         In connection with such administrative proceeding, on March 13, 2002 and August 5, 2002, respectively, the Ministry of Transportation issued two rulings in response to our request. One such ruling established rates to be charged for short and long-distance trackage rights and the other ruling established rates to be charged for interline services and haulage rights, respectively. The rates with respect to such rulings were based on the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex have appealed both rulings issued by the Ministry of Transportation before a Mexican federal court. Such federal court has suspended the rulings issued by the Ministry of Transportation until such court makes definitive rulings.

         In September 2001, Ferromex filed a civil lawsuit against us relating to the payments that we and Ferromex are required to make to each other for interline services and haulage and trackage rights. We believe that this legal claim is without merit. On September 25, 2002, the third civil court of Mexico City rendered its judgment in our favor. Ferromex subsequently appealed the decision before an appellate court in Mexico. On January 15, 2003, the appellate court also rendered judgment in our favor. On February 7, 2003, Ferromex initiated an amparo proceeding before the appropriate federal court in Mexico, requesting that such court review the appellate court decision. Such proceeding is currently still in progress.

         We cannot predict whether we will ultimately prevail in any of these matters. We believe that, even if the rates established in the rulings issued by the Ministry of Transportation go into effect and we and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on our results of operations. However, we cannot guarantee that our competitors' usage of our rail lines will not result in our losing business or that our losses will be offset by revenues generated from the payments for the rights to use our tracks. The occurrence of any of these events could have a material adverse effect on our results of operations.

RECENT TERRORIST ACTIVITIES IN THE UNITED STATES AND THEIR CONSEQUENCES COULD ADVERSELY AFFECT OUR OPERATIONS.

         As a result of the terrorist attacks in New York, Washington, D.C., and Pennsylvania on September 11, 2001, there was increased short-term market volatility, and there may be long-term effects on the U.S. and world economies and markets.

         Terrorist attacks may negatively affect our operations. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. There can be no assurance that there will not be further large-scale terrorist attacks. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable, and could have an adverse effect on our operations.

DOWNTURNS IN GLOBAL ECONOMIC CONDITIONS, THE U.S. ECONOMY, UNITED STATES-MEXICO TRADE OR CERTAIN CYCLICAL INDUSTRIES IN WHICH OUR CUSTOMERS OPERATE HAVE ADVERSE EFFECTS ON OUR BUSINESS AND RESULTS OF OPERATIONS.

         We believe that traffic that crosses the U.S. border on our rail lines generates the majority of our freight revenue. As a result, the level and timing of TFM's business activity is, and will continue to be, strongly influenced by the level of U.S.-Mexican trade and the effects of NAFTA or other international trade agreements on such trade. Downturns in global economic conditions, in the U.S. or Mexican economy or in trade between the United States and Mexico will likely have adverse effects on our business and results of operations. Mexican exports to the United States of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which we transport, are an important element of United States-Mexico trade. In addition, a significant portion of our business consists of imports into Mexico from the United States. The level of our business activity depends heavily on the U.S. and Mexican economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and on existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues in all product categories, particularly in the automotive and industrial segments. This downturn may continue and could worsen, thereby having a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

         Some of our customers operate in industries that experience cyclicality, including the agricultural, automotive, manufacturing and construction sectors. Any downturn in these sectors due to the effects of cyclicality, or otherwise, could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by supply and demand factors in the relevant markets. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

         Also, fluctuations in the Peso-Dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that we transport to the United States may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. The level of United States-Mexico trade and the development of U.S.-Mexican trade negotiations or agreements in the future are beyond our control, and may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we transport.

POTENTIAL LABOR DISRUPTIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT.

         Approximately 70.0% of our employees are covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to favorably negotiate the provisions of our labor agreement, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

THE MEXICAN GOVERNMENT MAY REVOKE OR RESTRICT OUR ABILITY TO EXPLOIT OUR CONCESSION UNDER A NUMBER OF CIRCUMSTANCES.

         Under the concession and Mexican law, we may freely set our tariffs for rail freight services, but we must register our tariffs with the Ministry of Transportation before they become effective. Under the Mexican railroad services law and regulations, the Ministry of Transportation reserves the right to set tariffs if the Mexican Antitrust Commission determines that effective competition does not exist. Since the Mexican government only recently privatized Mexico's rail system and opened the rail industry to competition, the Mexican Antitrust Commission has not considered the issue of, or published guidelines concerning, what constitutes a lack of competition. It is therefore unclear under what circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation does intervene and sets tariffs, the rates it sets may be too low to allow us to operate profitably.

         The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations sets out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs;
(5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the cases of (1), (6) and (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

         The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors that provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

         If the Mexican government terminates the concession for reasons of public interest, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in connection with our operations of our rail lines in the case of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances.

         Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provides that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.

TRAFFIC CONGESTION OR SIMILAR PROBLEMS EXPERIENCED IN THE U.S. OR MEXICAN RAILROAD SYSTEM MAY ADVERSELY AFFECT OUR OPERATIONS.

         Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may result also in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the rapid growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business.

CONFLICTS MAY ARISE INVOLVING OUR STRATEGIC PARTNERS.

         We are a subsidiary of Grupo TFM, which holds 80.0% of our equity representing 100.0% of our shares with unrestricted voting rights. Grupo TMM and KCS are the principal shareholders (as defined herein) of Grupo TFM. As a result of their indirect ownership of our capital stock, Grupo TMM and KCS are able to direct our policies and operations and elect all but one of our directors. Although Grupo TMM holds a majority voting interest in Grupo TFM, decisions on matters that are material to Grupo TFM's and our operations and business require the approval of both principal shareholders or of their representatives on Grupo TFM's board of directors.

         Differences of views between our strategic partners have arisen in the past and may arise in the future. Such differences may result in delayed decisions or in failures to agree upon major matters which could adversely affect our operations and business.

         In addition, although we believe that the trucking and specialized shipping operations of Grupo TMM and the railroad operations of KCS' subsidiary, Kansas City Southern Railway Company ("KCSR"), are generally complementary to, and not competitive with our operations, we cannot assure you that they will not compete with our operations. Also, KCS or Grupo TMM may at times be required to negotiate with us with respect to the allocation of revenues generated by shipments both over our rail lines and KCSR's rail lines. Conflicts of interest with or between these strategic partners could have a material adverse effect on our ability to operate successfully.

         Both Grupo TMM and KCS periodically re-evaluate their businesses and make changes, including acquisitions or divestitures, which they believe to be consistent with their corporate objectives. In 2000, KCS spun off its financial asset management and related operations through a distribution of the common stock of its former subsidiary, Stilwell Financial, Inc., which owns Janus Capital Corporation. As a result, KCS currently engages only in rail transportation activities. Grupo TMM sold its container shipping business in December 1999, certain other operations in 2000 and its entire interest in TMM Puertos y Terminales, S.A. de C.V. ("TMM PyT") in May 2003.

         On April 21, 2003, Grupo TMM entered into the acquisition agreement with KCS, pursuant to which KCS will acquire all of the outstanding shares of Grupo TFM, which are owned by TMM Multimodal. The acquisition of the shares of Grupo TFM by KCS is structured as a sale of the stock of Grupo TFM owned by TMM Multimodal to a subsidiary of KCS. The subsidiary will then merge with and into KCS, which will be renamed NAFTA Rail and will continue to trade on the NYSE. See "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM." As part of the transaction, KCS will assume the outstanding contingent obligations of Grupo TMM to purchase shares of TFM held by the government of Mexico upon exercise of a put by the Mexican government. See "Item 5B. Liquidity and Capital Resources. Contractual Obligations. Mexican Government's Put Option." The transaction requires approval by the stockholders of KCS and the stockholders and bondholders of Grupo TMM and certain governmental approvals, including approval of the Mexican Antitrust Commission and the Comision Nacional de Inversiones Extranjeras (the Mexican Foreign Investment Commission). In addition, the investors under Grupo TMM's receivables securitization program hold, through a trust, an option to acquire the shares of Grupo TFM owned by TMM Multimodal, which may be exercised upon the occurrence of certain events under such securitization. In the event of the TFM sale, the option under such securitization will be terminated or amended. We cannot assure you that Grupo TMM will continue to retain any of its joint venture interests or continue to own any of its subsidiaries, including its interest in Grupo TFM, or that KCS will continue to own KCSR, its other subsidiaries or its interest in Grupo TFM. A change in the corporate structure of our strategic partners may also adversely affect our operations.

OUR BUSINESS STRATEGY, OPERATIONS AND GROWTH RELY SIGNIFICANTLY ON THIRD
PARTIES.

         Our operations are dependent on interchange agreements that we have negotiated with major U.S. railroads in the north, Ferromex in the west and Ferrosur in the south of Mexico. We also have trackage rights agreements with Ferrosur and a terminal operations agreement with the Mexico City Terminal Railroad and we are negotiating and expect to have a trackage rights agreement with Ferromex. In addition, TFM and each of the concessionaires of Ferromex and Ferrosur has a 25.0% interest in the Mexico City Terminal Railroad. These agreements enable us to exchange traffic and utilize trackage which is not part of our rail system, extending our network and providing us with strategically important rail links to the United States and to areas of Mexico that we do not directly serve. Our ability to provide comprehensive service to our customers will depend in part on our ability to maintain these agreements with other railroads and third parties. Our failure to enter into these agreements, or the termination of these agreements, could adversely affect our business, financial condition and results of operations. The other parties to these agreements may not faithfully execute their obligations under their agreements or arrangements with us, and many of these other parties are or may become our competitors. The failure of any of these parties to fulfill its obligations to us could adversely affect our financial condition and results of operations. In addition, we may not be able to coordinate our interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact our operating results.

IF OUR PRIMARY FUEL SUPPLY CONTRACT IS TERMINATED, OR IF FUEL PRICES SUBSTANTIALLY INCREASE, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

         All of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from Petroleos Mexicanos or "PEMEX" (Mexican Petroleum), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. If the fuel contract is terminated and we are unable to acquire diesel fuel from alternative sources on acceptable terms, our operations could be materially adversely affected. In addition, instability in the Middle East may result in an increase in fuel prices. Since our fuel expense represents a significant portion of our operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on our results of operations. We experienced a decrease of 8.7% in 2001, and increases of 61.3% and 21.6% in 2000 and 1999, respectively, in our average price of fuel per gallon. In 2002, our average price of fuel per gallon decreased by 11.2% from 2001. The price of diesel fuel may increase which could have an adverse effect on our future results of operations.

WE FACE POSSIBLE CATASTROPHIC LOSS AND LIABILITY.

         The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operation, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues, liabilities or increased costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of the Mexico City Terminal and significant portions of our customer base, could have a material adverse effect on our operations. We have acquired insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations.

WE FACE POTENTIAL ENVIRONMENTAL LIABILITY.

         Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduria Federal de Proteccion al Ambiente (Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of Environmental Protection and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.

         We are responsible for the costs of environmental compliance associated with our ongoing operations. Pursuant to our concession, FNM is responsible for any environmental damage caused before the commencement of our operations, and both the Mexican government and FNM will indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before Grupo TFM's acquisition of TFM's shares. However, the Mexican government is not obligated to compensate us for any expenses that we incur in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the concession was granted. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

         We acquired 100.0% of the outstanding shares of Mexrail, Inc. ("Mexrail") in February 2002 and sold 51.0% of our equity interest in Mexrail to KCS in May 2003. As a result of our ownership interest in Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

MEXICAN REGULATORY, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH EMERGING MARKET ECONOMIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The Mexican government exercises significant influence over the Mexican economy. Accordingly, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and TFM in particular, as well as on market conditions, prices and returns on Mexican securities, including the securities. Our financial condition and results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

         The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party with the election of President Vicente Fox Quesada, a member of the National Action Party and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this political landscape will have on the Mexican economy.

         Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Brazil, have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.

         The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain Dollars or to convert Pesos into Dollars for purposes of making interest and principal payments on our indebtedness, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

         In addition, the value of the Peso relative to the Dollar has been volatile in the past. After a five-year period of controlled devaluation of the Peso, on December 19, 1994 the value of the Peso dropped sharply as a result of pressure against the currency. This decline, among other factors, precipitated an economic crisis in Mexico that continued for several years. Although the value of the Peso in recent years has been appreciating relative to the Dollar, the Peso depreciated 13.9% against the Dollar from December 2001 to December 2002. Any additional devaluation of the Peso would cause the Peso cost of our Dollar-denominated debt to increase. Furthermore, currency instability may affect the balance of trade between the United States and Mexico.

         Mexico also has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid-and late 1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation, as measured by changes in the Mexican National Consumer Price Index, for the five years from 1998 through 2002 as provided by Banco de Mexico, Mexico's central bank, were:

1998................................  18.6%
1999................................  12.3%
2000................................   9.0%
2001................................   4.4%
2002................................   5.7%

         A substantial increase in the Mexican inflation rate would have the effect of increasing our costs including salaries, some purchased services and other costs denominated in Pesos, which could adversely affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between the United States and Mexico, which could also adversely affect our results of operations.

         Mexican political events may also affect significantly our operations and the performance of Mexican securities, including the securities. In addition, a change in economic policy could have a material adverse effect on our business, financial condition, prospects and results of operation. We are unable to predict whether any future political or economic events in Mexico could impact the Mexican transportation regulatory environment.

INVESTORS MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US.

         TFM and Grupo TFM are stock corporations organized under the laws of Mexico. Most of the directors and executive officers of TFM and Grupo TFM are residents of Mexico, and all or a significant portion of the assets of these directors and executive officers and most of the assets of TFM and Grupo TFM are located in Mexico. As a result, it may not be possible for investors in our securities to effect service of process outside Mexico upon us or our directors or executive officers. Similarly, in respect of actions against us, our directors or executive officers, there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

ITEM 4   INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         In March 1995, the constitution of Mexico was amended to establish the legal framework for the privatization of the Mexican railroad system, which historically had been operated by FNM. In order to facilitate the privatization of its rail system, the Mexican government divided the system into three regional trunk lines, (1) the Northeast Rail Lines, (2) the Pacific-North Rail Lines, and (3) the Southeast Rail Lines, the Mexico City Terminal Railroad, and several short line railroads.

         TFM was originally incorporated on November 22, 1996 as Ferrocarril del Noreste, S.A. de C.V. (Northeast Railroad), with its corporate domicile in Monterrey, Nuevo Leon. On May 29, 1997, Ferrocarril del Noreste, S.A. de C.V. changed its name to "TFM, S.A. de C.V." and its domicile to Mexico, D.F. Such changes were registered in the Public Registry of Property of Mexico, D.F. under folio mercantil 222305. TFM is a sociedad anonima de capital variable (variable capital corporation) incorporated under Mexican law for a term of 99 years. On December 2, 1996, the Mexican government granted TFM a 50-year concession, renewable subject to certain conditions for an additional 50 years, to provide freight transportation services over the Northeast Rail Lines, and agreed to transfer to TFM related railroad equipment and other assets as well as 25.0% of the share capital of the Mexico City Railroad and Terminal. The concession gives TFM the exclusive right to provide freight transportation services over the Northeast Rail Lines for the initial 30 years of our 50-year concession, subject to the terms and provisions contained in the concession, including provisions for trackage rights to be granted to other Mexican rail operators. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

         We commenced operations on June 24, 1997, after being awarded a 50-year concession by the Mexican government, renewable subject to certain conditions for an additional 50 years, to operate our rail lines, formerly known as the Northeast Rail Lines. Prior to our commencement of operations, our rail lines had not been operated as a stand-alone rail system but had been operated as an integrated part of FNM, the Mexican government-controlled Mexican rail operator. Our rail lines were the first to be privatized. Since 1997, most of the Mexican rail system has been privatized by the Mexican government.

         Grupo TFM is a non-operating holding company, its principal asset being the stock of TFM. Grupo TFM is a sociedad anonima de capital variable incorporated under Mexican law on July 12, 1996 for a term of 99 years. We purchased the equity interest of the Mexican government in our parent company, Grupo TFM (the "call option shares"), acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and were held indirectly by the Mexican government through FNM and Nafin, as trustee. Grupo TFM is a joint venture company owned 38.5% by Grupo TMM, 36.9% by KCS and following our acquisition of the call option shares on July 29, 2002, 24.6% by TFM.

         Grupo TFM was formed by TMM, KCS and Grupo Servia, S.A. de C.V. ("Grupo Servia") which was then TMM's principal shareholder, for the purpose of participating in the privatization of the Mexican railroad system. In December 1996, Grupo TFM was awarded the right to acquire 80.0% of the outstanding share capital of TFM (representing 100.0% of TFM's unrestricted voting shares). The acquisition of those shares by Grupo TFM from the Mexican government for a total purchase price of $1,407.1 million was completed on June 23, 1997. At that time, the TFM shares were delivered to Grupo TFM, rolling stock and related railroad assets were delivered by the Mexican government to TFM, and TFM's concession to operate its rail lines took effect. In connection with the closing of the acquisition, the Mexican government retained a 20.0% equity interest in TFM and acquired (through FNM) a 24.6% equity interest in Grupo TFM, in each case consisting of restricted voting shares. In January 2001, Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM, as a result of which TMM became the owner of 51.0% of Grupo TFM's unrestricted voting shares, giving TMM voting control of Grupo TFM. Grupo Servia subsequently was renamed "Grupo TMM, S.A. de C.V.", and in December 2001, TMM was merged with and into Grupo TMM. Effective September 13, 2002, Grupo TMM, S.A. de C.V. reclassified its Series L Shares into Series A Shares and as a result the name of the company is now "Grupo TMM, S.A."

         The amount required to consummate the acquisition of TFM from the Mexican government was financed through (1) bank borrowings under the senior secured credit facilities and proceeds from the issuance of securities by TFM,
(2) proceeds from the sale of Grupo TFM shares to the government and (3) equity capital contributed by TMM, Grupo Servia and KCS.

         On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the Capital Stock of the Texas Mexican Railway Company. In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million. The Mexrail stock sold by TFM will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM. The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo. Proceeds from the sale were re-invested in TFM.

PASSENGER TRANSPORT

         Under the concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than TFM. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory under an arrangement in which FNM is responsible for the management of all passenger cars and related personnel necessary for the provision of such service. Our obligation with respect to the provision of passenger service by FNM is limited to providing FNM with locomotive power, engineers and dispatching services for which we are reimbursed.

         Through the end of 1999, passenger transportation service in our territory was offered only between Mexico City and Queretaro, which was serviced by two regular trains per week. The Mexican government discontinued this service in 1999. However, the Mexican government in the future could grant concessions for passenger service over our lines to passenger rail operators. To date, passenger service has not materially interfered with our freight operations, and we do not anticipate that passenger service will materially interfere with our future freight operations.

See also "Certain Recent Developments. Grupo TMM and Potential Sale by Grupo TMM of its Interest in Grupo TFM."

Both TFM and Grupo TFM's headquarters are located at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico, and our telephone number from the United States is 011-525-55-447-5836. We have no general agent for service of process in the United States.

CAPITAL EXPENDITURES AND DIVESTITURES

         The following tables set forth our principal capital expenditures and divestitures during the last three years. Current capital expenditures and divestitures are being financed with funds from operating cash flows and vendor financing.

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                     2002                 2001            2000
                                                     -----               -------          -----
                                                               (in millions of Dollars)
CAPITAL EXPENDITURES BY AREA
    Locomotives and freight cars................     $12.2               $  11.1          $10.3
    Rail track(1)...............................      70.5                  68.9           46.9
    Telecommunication...........................       3.0                   3.2            4.8
    Other.......................................       3.7                   2.0            4.9
                                                     -----               -------          -----
    Total.......................................     $89.4               $  85.2          $66.9
                                                     =====               =======          =====

-------------------------
(1) In 2002, our capital expenditures were primarily $35.8 million for the rehabilitation of our route between Mexico City and Lazaro Cardenas, among other rail lines, $5.3 million for the construction of the Sanchez freight yard, $6.6 million for the construction of the Monterrey Intermodal Terminal and $8.0 million for the construction of the Toluca Intermodal Terminal. In 2001, our capital expenditures were primarily $29.6 million for the rehabilitation of the Lazaro Cardenas line, $9.0 million for the rehabilitation of the main line of the Texas Mexican Railway Company, $9.0 million for the purchase of the Rosenburg-Victoria line and right of way from the Union Pacific Railroad and $9.9 million for locomotive overhaul expenses. In 2000, our capital expenditures were primarily $6.0 million for the rehabilitation of the Ajuno-Celaya and Manto-Acambaro lines, $6.4 million for the rehabilitation of the Lazaro Cardenas line, among other rail lines, $2.6 million for the construction of the Maclovio Herrera Terminal, $3.8 million for the construction of the Ramos Arizpe support yard, $4.2 million for the Monterrey Intermodal Terminal (land acquisition) and $14.5 million for the Toluca Intermodal Terminal (land acquisition).

                                                               YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                   2002                 2001(1)              2000(2)
                                                  ------                -------              -------
                                                                (in millions of Dollars)
CAPITAL DIVESTITURES
     Freight cars...........................      $  5.1                $  4.5               $  12.3
     Concession equipment...................         1.9                   3.4                  16.9
     Other assets...........................          .5                   1.7                   1.2
                                                  ------                ------               -------
    Total...................................      $  7.5                $  9.6               $  30.4
                                                  ======                ======               =======

-----------------------
(1) This figure does not reflect the sale of the La Griega-Mariscala line to the Mexican government.

(2) In 2000, the divestiture of concession equipment included $5.1 million of concrete and wood ties and $11.8 million of rail and other track material.

B.       BUSINESS OVERVIEW

GENERAL

         We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico and the United States and Canada. Our rail lines consist of 4,244 kilometers (2,637 miles) of main track. In addition, we have trackage rights entitling us to run our trains over 950 kilometers (590 miles) of track of other Mexican railroad operators.

         We are the exclusive provider of freight transportation services over our lines under the concession for the initial 30 years of our 50-year concession period, subject to certain trackage rights. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

         We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between the United States at Laredo, Texas and Mexico at Nuevo Laredo, Tamaulipas. We are the only Mexican railroad that serves the main United States-Mexico border crossing at Laredo-Nuevo Laredo, which is the largest freight exchange point between the United States and Mexico. In addition, we serve three of Mexico's four primary seaports.

         Our strategic objective is to increase our revenues by offering efficient and reliable service in order to recapture Mexican market share lost to the trucking industry during the period of government control of the rail system, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. Our route structure enables us to benefit from this growing NAFTA trade. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers that wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets.

THE CONCESSION

         We hold a 50-year concession title, renewable under certain conditions for an additional 50 years, to provide freight transportation services over our rail lines. Our concession is exclusive for the first 30 years of our operations, subject to certain trackage rights to be granted to other Mexican rail operators. In conjunction with our concession, which took effect in June 1997, Grupo TFM acquired 80.0% of the shares of TFM. Grupo TFM paid a total of $1,464.5 million to acquire the concession, TFM's shares and certain railroad equipment and related assets, including railcars and locomotives and a 25.0% interest in the Mexico City Terminal. We have the right to use, during the full term of the concession, all track and buildings that are necessary for our rail lines' operation. Under the terms of the concession, TFM is required to pay the government a fee equal to 0.5% of our gross revenues during the first 15 years of the concession period, and 1.25% of such revenues during the remainder of the period.

         We are required to grant trackage rights along our rail lines to Ferromex, Ferrosur, two short line railroads and the Mexico City Terminal Railroad. The Ministry of Transportation has the right to grant exclusive passenger service concessions utilizing our rail lines to a concessionaire other than us. Under the concession and the Mexican railroad services law and regulations, we may freely set our rates unless the Mexican Antitrust Commission determines that there is not effective competition in Mexico's rail industry, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition, the Ministry of Transportation will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest.

         The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations sets out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs;
(5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the cases of (1), (6) or (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

         The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors that provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

         The concession requires us to make investments and undertake capital projects in accordance with a business plan approved by the Mexican government. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the American Association of Railroads ("AAR").

         Under the concession we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government's operations occurring prior to our acquisition of TFM's shares. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

         We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines as well as for damage caused to third parties and such parties' property as a result of our activities.

         The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government's armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

BUSINESS STRATEGY AND DEVELOPMENT SINCE COMMENCEMENT OF OPERATIONS

         Business Strategy

         Our business strategy is to increase our revenues by offering efficient and reliable service in order to recapture market share lost to the trucking industry during the period of government control of the rail system in Mexico, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. The key elements of our strategy are to:

         - Increase revenue growth by converting traffic from trucking to rail transport. Prior to privatization of the railroad system, the Mexican railroad industry lost significant market share of long-haul commodity shipments to the trucking industry due to the failure of FNM to provide efficient and reliable customer service, as well as the failure to provide specialized equipment necessary to transport certain types of products by rail. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part because we offer (1) more reliable, punctual and safer customer-oriented rail service than that previously provided by FNM and (2) significant advantages over trucking. We have significantly reduced average transit times of our scheduled trains; reduced cargo theft from cars traveling on our routes through increased security and surveillance measures; increased our overall rail capacity by reducing the number of cars that remain in our rail yards; increased the capacity of our trains by increasing the average number of cars per train; and increased the average speed of trains on our system. In addition, we have added bi-level car carriers and double-stack container carriers to our fleet to serve the specialized needs of the automotive and intermodal sectors, respectively, and we operate unit trains dedicated to transporting fuels and other products for some of our major customers. Our ability to transport large volumes of bulk products of significant weight and density, including grain, steel, automotive products, cement, sugar, beer, coal, mineral products and chemicals, over extended distances with minimal operating personnel provides us with a competitive advantage over trucking as well as with attractive opportunities for expanding our business. In addition, Mexico has adopted certain international standards establishing stricter weight and dimension limitations for the trucking sector. We believe that these limits have increased the costs of trucking and have created an incentive for trucking companies to focus their efforts on the transport of low-volume, high-price products over shorter distances. This should allow us to strengthen our relative competitive position in other market sectors, particularly the transport of intermodal freight, paper products, finished automobiles and petrochemicals.

         - Exploit growth in Mexican foreign trade. We believe that growth in Mexican commerce, as well as expected growth in total trade flows, as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. Mexican foreign trade increased at an average annual rate of 18.8% from 1992 to 2000, increasing by 15.1% in 1999 from 1998, and by 22.5% in 2000 from 1999.
             Notwithstanding a decrease of 4.1% in Mexican foreign trade in 2001 from 2000 as a result of the slowdown of the U.S. and global economies, Mexican foreign trade increased 0.77% in 2002 from 2001. We expect to continue to participate significantly over the long term in the growth in NAFTA traffic between Mexico, the United States and Canada. We believe that our routes are integral to Mexico's foreign trade and that we are well-positioned to capitalize on trade expansion as a result of Mexico's free trade agreements with the European Union and other Latin American countries as well as NAFTA. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

         - Further improve operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices in use on Class I U.S. and Canadian railroads, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including leasing more railcars, maintaining our rail infrastructure to Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards and intermodal terminals, enhancing communications systems and leasing new intermodal facilities.

         Development Since Commencement Of Operations

         We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2002, our operating ratio was 78.3%, compared with an operating ratio of 95.4% for the first six months following commencement of our operations. Our operating ratio is better than the average operating ratio for the eight Class I railroads in the United States. Operating ratio is an industry efficiency measure which represents a railroad's operating expenses as a percentage of its transportation revenues. Since June 1997 we have:

         - significantly reduced average transit times of our scheduled trains between Nuevo Laredo and Mexico City;

         - reduced the number of cars that remain in our rail yards, thereby increasing our overall car capacity;

         - increased the capacity of our trains by increasing the average number of cars per train and increasing the average speed of trains on our system;

         - substantially reduced automotive cargo theft and vandalism from cars traveling on our routes through increased security and surveillance measures;

         - reduced our full-time labor force from approximately 5,300 employees at the end of 1997 to 3,371 employees as of December 31, 2002;

         - equipped all trains on the main line with end-of-train devices and installed hot box detectors, dragging equipment, spring switches, switch point portion indicators and other automatic equipment along our routes, which have both allowed us to reduce the size of train crews from six to two and have eliminated the need to stop trains intermittently for inspections;

         - installed a radio-based track warrant control system over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines;

         - installed a centralized traffic control system, which allows a central dispatcher in Monterrey to manage track operations between Huehuetoca and Nuevo Laredo;

         - extensively overhauled the locomotives and rolling stock we acquired from the government; for example, since 1997 we have acquired 6,800 railcars under operating leases and anticipate acquiring approximately 900 more railcars under operating leases in 2003;

         - upgraded our rolling stock and introduced state-of-the-art locomotives that comply with U.S. standards, thereby allowing them to operate in the United States, which has enabled us to interchange with major U.S. railroads;

         - benefited from 48.2% more horsepower per unit generated by our new fuel efficient locomotives, allowing us to reduce fuel consumption and to haul longer trains with fewer locomotives;

         - more than doubled the railcar capacity of the international bridge at Laredo-Nuevo Laredo from 1,300 to 3,000 cars and reduced congestion on the bridge by conducting Mexican customs and Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentacion (Ministry of Agriculture, Livestock, Rural Development, Fishery and Feeding) formalities at our new Sanchez freight yard in Nuevo Laredo which, when complete, will double our yard capacity and further reduce congestion at the U.S. border;

         - extended 17 sidings on our tracks up to 10,000 feet to permit longer trains to operate on our main route;

         - installed automatic equipment to update the advanced connection between terminals broadcasting information to the main frame;

         - raised and removed the catenary to accommodate double-stack and intermodal trains based along the electrified double line between Pantaco and Queretaro; and

         - in order to promote intermodal traffic, built and are leasing new intermodal facilities along our lines and have enlarged tunnels and raised or removed the electrified cable, or catenary, over our Buena Vista-Queretaro line to accommodate double-stack intermodal trains. We opened intermodal terminals in Monterrey, Toluca and San Luis Potosi to supplement our intermodal facilities.

         In 2002, our total revenues were $712.1 million, representing a 1.2% decrease from 2001. Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the United States. Our customers include leading international and Mexican corporations. Approximately 79.2% of our total revenues in 2002 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the United States-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

         Imports into Mexico from the United States, Canada and overseas represented approximately 56.1%, 55.4% and 54.1% of our total revenues in 2000, 2001 and 2002, respectively.

NETWORK

         Under the concession, we have the right to use our rail lines, although the Mexican government retains ownership of the track. Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz, Lazaro Cardenas and Tampico, three of Mexico's most important seaports.

         We currently have intermodal terminals located in Monterrey, Toluca and San Luis Potosi and also access intermodal terminals at Queretaro, Guadalajara, Ramos Arizpe and Encantada. In addition, we have direct access to intermodal facilities at the ports of Tampico, Veracruz and Lazaro Cardenas and to intermodal terminals at Altamira and Manzanillo through interline service with Ferromex and in Mexico City through the Mexico City Terminal. We also have access to intermodal terminals at Laredo operated by the Texas Mexican Railway Company and the Union Pacific Railroad, which we are using to develop international intermodal business.

         We originate a significant portion of traffic transported over our rail lines within our service territory. The following table illustrates originated and received traffic on our rail lines by carloads in 2000, 2001 and 2002.

                                                                 YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------------------------------
                                            2000                           2001                           2002
                                 --------------------------        ----------------------        ------------------------
                                                 PERCENT OF                    PERCENT OF                      PERCENT OF
                                 CARLOADS         CARLOADS         CARLOADS     CARLOADS         CARLOADS       CARLOADS
                                 --------        ----------        --------    ----------        --------      ----------
TRAFFIC
Local........................     566,495            79.3%          574,620        79.5%         591,267          79.4%
Interline originated.........     100,233            14.0           101,588        14.1          103,936          14.0
                                  -------           -----           -------       -----          -------         -----
   Total originated..........     666,728            93.3           676,208        93.6          695,203          93.4
                                  -------           -----           -------       -----          -------         -----
Interline received...........      47,698             6.7            46,500         6.4           48,846           6.6
Transient....................          39             0.0                 0         0.0                0           0.0
                                  -------           -----           -------       -----          -------         -----
   Total received............      47,737             6.7            46,500         6.4           48,846           6.6
                                  -------           -----           -------       -----          -------         -----
    Total....................     714,465           100.0%          722,708       100.0%         744,049         100.0%
                                  =======           =====           =======       =====          =======         =====

Core Routes

         Our rail lines comprise four core routes. These core routes are integral to Mexico's foreign trade, as they connect Mexico's most industrialized and populated regions with its principal border and seaport gateways.

         Mexico City-Nuevo Laredo. Our rail lines provide exclusive rail access to the United States-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the United States and Mexico, through our 1,283-kilometer route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Rio Grande to connect Nuevo Laredo with Laredo. In 2000, 2001 and during 2002, the majority of Mexico's total imports and exports carried by rail passed through Nuevo Laredo. The Mexico City-Nuevo Laredo route is the shortest rail route between Mexico City and the United States. This route has the lowest grades of any rail route between the U.S. border and Mexico City which translates into savings of both fuel and locomotive power. Movements over the Mexico City-Nuevo Laredo route accounted for 58.0% of total revenues in 2000, 56.3% of total revenues in 2001 and 49.0% of total revenues in 2002.

         Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In 2000, 2001 and 2002, rail traffic representing $371.5 million, $376.2 million and $412.9 in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 60.9%, 60.0% and 62.4%, respectively, consisted of import traffic. In 2001, our revenues generated by this route increased by approximately 3.75% from 2000. In 2002, our revenues generated by this route increased by approximately 9.8% from 2001.

         Mexico City-Lazaro Cardenas. We provide exclusive access to the port of Lazaro Cardenas on the Pacific Ocean over our 791-kilometer route from Mexico City. In 2000, 2001 and 2002, rail traffic representing $49.0 million, $45.6 million and $37.4 million in revenues, respectively, was transported through Lazaro Cardenas. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of grains, minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lazaro Cardenas also handles traffic for export to Pacific Rim nations.

         Mexico City-Veracruz. Both TFM and Ferrosur serve the port of Veracruz on the Gulf of Mexico. We serve Veracruz through a 464-kilometer route from Mexico City. In 2000, 2001 and 2002, we transported rail traffic representing $33.2 million, $28.5 million and $33.6 million in revenues, respectively, through Veracruz, of which approximately 92.2%, 85.5% and 78.9%, respectively, was derived from import traffic. The rail freight we transport to and from the port of Veracruz includes grains, steel and mineral products, chemicals and containers.

         Monterrey-Matamoros. Our rail lines include a 327-kilometer line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the United States. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad and the Burlington Northern and Santa Fe Railway Company ("BNSF"). At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union

Pacific Railroad. In 2000, 2001 and 2002, rail traffic representing $35.5 million, $38.5 million and $46.6 million in revenues, respectively, 93.9%, 95.6% and 80.6%, respectively, which consisted of import traffic, crossed the Matamoros gateway. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.

         Traffic

         Since commencing operations, we believe that we have succeeded in converting customers from trucking to rail transport because we offer reliable rail service at competitive prices. We believe that our service is safer, more punctual and more efficient than that previously provided by FNM, and that FOR THE YEAR ENDED DECEMBER 31, we are able to serve certain shippers in , the agro-industrial chemical, automotive and intermodal sectors that have time-sensitive transportation needs because their products may be valuable, perishable or hazardous, or, in the case of intermodal freight, because they must connect with other transportation facilities at a predetermined date. Having substantially reduced cargo theft and vandalism, improved transit times and on-time performance and focused on customer service, we believe that we are well positioned to capture a larger portion of the trucking sector's share of this traffic.

         Our total transportation revenues have significantly grown since we commenced operations, increasing by 22.1% to $640.6 million in 2000 from 1999, by 4.2% to $667.8 million in 2001 from 2000, offset by a minor decrease in revenue of 1.0% to $660.5 million in 2002 from 2001. Our revenue increases in recent years have resulted primarily from the growth of trade between Mexico and the United States as a result of NAFTA and U.S. economic growth during this period. Traffic volumes in all of our product categories increased significantly during this period, particularly in the automotive, industrial and intermodal product segments. Beginning in December 2000, the rate of growth of our revenues has been adversely affected by decreased demand due to the U.S. economic slowdown.

         The following table sets forth, by product category, our revenues and traffic volumes by carloads for 2000, 2001 and 2002.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------------------------------
                                         2000(1)                            2001                            2002
                             -------------------------------   -----------------------------  -----------------------------
                                                     % OF                             % OF                           % OF
     PRODUCT CATEGORY        CARLOADS    REVENUES   REVENUES   CARLOADS   REVENUES  REVENUES  CARLOADS  REVENUES   REVENUES
                             --------    --------   --------   --------   --------  --------  --------  --------   --------
                                            (IN MILLIONS)             (IN MILLIONS)                  (IN MILLIONS)
Industrial products, metals
   and minerals............   203,348     $175.7      27.4%    196,119    $ 176.9      26.5%   227,067    $ 195.6     29.6%
Automotive products........   138,172      159.5      24.9     150,987      171.4      25.7    131,926      154.1     23.3
Agro-industrial products...   132,102      161.9      25.3     136,000      167.4      25.0    110,956      140.8     21.3
Chemical and petrochemical
   products................    66,369       89.2      13.9      77,159       98.6      14.8     83,406      107.7     16.3
Intermodal freight.........   146,293       38.8       6.1     162,443       42.6       6.4    190,694       56.3      8.5
Other......................    28,181       15.5       2.4           0       10.9       1.6          0        6.0      0.9
                              -------     ------     -----     -------    -------     -----    -------    -------    -----
TFM........................   714,465     $640.6     100.0%    722,708    $ 667.8     100.0%   744,049    $ 660.5    100.0%
Texas Mexican Railway
  Company..................    87,057       54.8                92,194       52.8               91,550       51.6
                              -------     ------               -------    -------              -------    -------
     Total TFM                801,522     $695.4               814,902    $ 720.6              835,599    $ 712.1
                              =======     ======               =======    =======              =======    =======

----------------------
(1) "Other" carloads for 2000 represents unallocated carloads for various categories. The non-allocation of such amounts would not significantly affect the carload amounts for the remaining categories in 2000.

         Manufactured Products, Industrial Products, Metals and Minerals

         In 2002, $195.6 million, or 29.6% of our total transportation revenues, were derived from the movement of industrial products, metals and minerals, an increase of 10.6% over revenues generated in this product category in 2001.

         Manufactured Products and Industrial Products

         The manufactured and industrial products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of consumer products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of Mexican and U.S. companies from truck to rail transport.

         We transport beer exported to the United States by Grupo Modelo, S.A. de C.V. and Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V., the makers of "Corona" and "Dos Equis," respectively. In addition, in 2000 we entered into a long-term contract with Organizacion Mabe Corporacion, S.A. de C.V. ("Mabe") to transport all of the products it exports to the United States and most of the products it distributes domestically. Mabe is a major Mexican home appliance manufacturer, 49.0% of which is owned by the General Electric Company ("GE"), that produces most of the gas and electric ranges sold in the United States under the "GE" brand. Although Mabe did not use rail as its main mode of transport prior to our commencement of operations, it currently moves close to 90.0% of its products by rail. In 2000, Mabe completed construction of a new plant in Celaya which produces GE refrigerators and started transporting its products from that plant over our rail lines in February of 2001.

         We believe that bulk products such as paper, including tissue paper, corrugated paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. We believe that the majority of the paper and forest products presently carried on our rail lines consist of recycled fiber and printing paper imported from the southeastern United States and Texas to paper mills, newspaper publishers and printers in major population centers in Mexico. Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies such as Kimberly-Clark de Mexico, S.A. de C.V., Corporativo Copamex, S.A. de C.V. and Grupo Industrial Durango, S.A. de C.V. for domestic and international consumption or are exported to Mexico by U.S. paper companies such as Tetrapak, Westvaco (Packing), International Paper, Georgia Pacific and Wyerhauser.

         Metals and Minerals

         This product segment includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined in Mexico are used for domestic consumption, as is steel produced in Mexico. The volume of Mexican steel exports fluctuates based on global market prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines. We believe there are opportunities for revenue growth in the steel and cement industries.

         Mexican iron and steel mills have historically used modes of transport other than rail for their finished products because of FNM's past inability to provide adequate service and equipment. We believe that the weight and bulk of these products make them well suited to rail transport and that we are converting a portion of this traffic from truck to rail transport by providing reliable service and making available the specialized equipment required to haul these heavy metal products by rail. In addition, most of Mexico's major steel plants and mills are located along our rail lines, and the majority of finished products from these mills, including large amounts of steel products, are exported to manufacturers in the United States, while the remainder is used domestically. We also seek to convert the traffic flowing from the mines, quarries and smelters in Mexico's northern states to these plants and mills along our rail lines. We currently transport iron, steel and other metals, minerals and ore products from mills at Lazaro Cardenas to steel plants and mills in northern Mexico, and exports consisting of finished products such as steel coil and hot rolled steel from Monterrey to the midwestern and western United States. We also transport steel wire cable which was previously moved by ship from the port of Lazaro Cardenas to the United States, finished goods for domestic steel producers, and raw materials for U.S. steel manufacturers that import raw materials from Mexico to the United States and export their finished products from the United States to the Mexican automotive and manufacturing industries.

         Cement is one of the most widely used commodities in construction in Mexico and is produced throughout the country for both domestic use and export to the United States. Three major companies in Mexico which move their products with us are Cemex, S.A. de C.V. ("Cemex"), Cementos Apasco, S.A. de C.V. and Cementos Cruz Azul, Sociedad Cooperativa. Due to its bulk and density, cement is ill-suited to road transport and, as a result, is hauled almost exclusively by rail.

         From 1998 through 2001, we experienced a decline in the volume of metals and minerals cargo transported on our rail lines due primarily to a decline in domestic steel production and the loss of one of our major steel customers to competition from Ferromex. In 2001, Mexican steel producers continued maintaining significantly low production levels due to the adverse effects of higher natural gas prices, and the continued appreciation of the Peso against the Dollar during the year. The combination of these two factors have made Mexican steel prices less competitive in the international market, causing many U.S. steel customers to import steel from Asia and countries that formerly were part of the Soviet Union instead of Mexico. The general slowdown of the U.S. and Mexican economies, particularly in the automotive and construction industries, has also had a negative effect on the import and export of finished products such as steel coils. In 2002, our revenues in this segment were positively impacted by the growth experienced by Cemex, primarily due to an increase in its domestic business. We also experienced a growth of scrap metal imports for domestic consumption and an increase of truck to rail conversions for iron sheets.

         Automotive Products

         The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished automobiles exported to the United States and Canada, and to some extent imported finished automobiles. Because the efficiency of our operations enables us to provide what we believe are the shortest transit times from automotive plants to the Laredo-Nuevo Laredo border crossing for transport into the United States and Canada, we believe that we are the preferred rail carrier for automotive products along this route.

         In 2002, $33.9 million, or 81.0% of the transportation revenues generated by our Mexico City-Nuevo Laredo route and 23.3% of our total transportation revenues, were derived from the transport of automotive products. Our automotive revenues decreased by approximately 10.1% in 2002 from 2001. This revenue reduction was a consequence of the decline in production due to the continued recession in the United States. In 2002, this segment experienced a negative impact as a result of the closure of the DaimlerChrysler AG ("DaimlerChrysler") plant in Lago Alberto, and the subsequent relocation of its production facilities to Encantada and Coahuila. Also during 2002, Ford reduced exports from its Cuautitlan plant. In 2002, DaimlerChrysler, General Motors Corp. ("General Motors"), Ford Motor Company, and Volkswagen were among our most significant customers, together representing approximately 20.6% of our total revenues.

         Automobiles and other automotive products continue to be a mainstay of Mexican manufacturing, and we believe they represent a growth opportunity for both imports and exports over the long term. However, in 2002, we experienced a decrease in our automotive revenues as compared to 2001 due to the U.S. economic slowdown, as exports by auto manufacturers including DaimlerChrysler and General Motors grew at a lesser rate, reflecting the slowdown in the U.S. market.

         Nonetheless, we believe that auto production in Mexico will continue to experience growth over the long term, resulting in an increase in traffic of imports and exports along our rail lines. We also believe that there is potential for growth in the domestic automobile market as well as in the movement of finished vehicles to the seaports we serve for export to markets including the European Union. Through our automotive ramps at Monterrey and Veracruz as well as our specialized car carriers, we believe that we are enhancing our ability to move finished automobiles cost-effectively in the international and domestic markets and to convert this traffic from truck to rail transport by providing service superior to that previously provided by FNM and that provided by the trucking industry.

         Agro-industrial Products

         In 2002, $140.8 million, or approximately 21.3% of our total transportation revenues, were derived from the movement of agro-industrial products, which represented a decrease of 15.9% from our agro-industrial revenues in 2001. A number of factors contributed to this segment's revenue decrease. Extraordinary weather conditions reduced agro-industrial results in 2002. We were negatively affected by the reduction of basic grain imports due to severe droughts in the United States and Canada. Additionally, the transport of domestic grain products was severely affected by the worst grain crop in the last 15 years.

         The United States and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn) and seeds imported to Mexico from the United States and Canada. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lazaro Cardenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreon, Veracruz and other cities.

         We believe that we are well positioned to capture an increasing portion of the trucking sector's share of the agro-industrial market by providing service to customers along our rail lines that is more reliable, punctual and safe than the service provided by FNM in the past.

         Strong positive macroeconomics trends support resumption of growth in the agro-industrial segment. Estimated population growth from 2.0% in 2002 to 3.0% in 2003 and the elimination of tariffs on imports in 2003 for the first time under NAFTA may provide us with opportunities for growth.

         Chemical and Petrochemical Products

         In 2002, $107.7 million, or 16.3% of our total transportation revenues, were derived from the movement of chemical and petrochemical products. Our revenues in this segment increased by 9.2% in 2002 from 2001. Although this segment has been substantially affected by the economic slowdown in both the Mexican and U.S. economies, strong performance in the transportation of certain chemical and petrochemical products, such as plastics and petroleum coke, has partially offset the effects of the economic downturn. Transportation of exported and imported plastics contributed substantially to revenue growth during 2002, mainly as a result of conversion from truck to rail transport. Another important contributor to revenue growth during this period was the increased transportation of petroleum coke for Cemex, which is converting many of its plants from fuel oil combustion to petroleum coke combustion.

         The chemical and petrochemical products we transport consist of petrochemical products imported from the United States into Mexico, and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comision Federal de Electricidad (the Mexican Federal Electricity Commission or "CFE"), the Mexican government-owned electric utility. CFE is a major user of diesel and fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines, and we operate a unit train dedicated to transporting these fuels for CFE. We believe that a wide range of chemical and petrochemical products currently transported to and from Mexico by truck can be converted to rail. We see growth potential in the movement of large volumes of petrochemicals from plants in Tampico-Altamira, Coatzacoalcos and Mexico City to the Houston petrochemical market. We anticipate converting other petrochemical products such as solvents and liquid petroleum gas from truck to rail transport.

         In addition, we see growth potential with respect to the large volumes of resin, lubricants and other raw materials imported into Mexico from the Houston area for use in the production of plastic products and lubricants. Shippers of chemical and petroleum products located along our rail lines (some of which are our customers) include Pecten, S.A. de C.V., Indelpro, S.A. de C.V., Colgate Palmolive, S.A. de C.V., PPG Industries de Mexico, S.A. de C.V., Procter & Gamble de Mexico, S.A. de C.V., Petrocel Chemicals and Exxon Mobil. We believe that growth in this area will come primarily from increasing cargo volumes transported for our existing customers as well as from converting companies such as BASF Mexicana, S.A. de C.V., Agroindustrias Unidas de Mexico, S.A. de C.V., Dupont, S.A. de C.V., and Polioles, S.A. de C.V. which import a variety of petrochemical products used in the production of plastic. We also see growth potential in the large quantities of tereftalic acid, used to make synthetic fibers such as nylon, which are transported from manufacturing plants in Tampico to the Pacific port of Manzanillo for export to the Far East.

         We believe that shippers moved such traffic by truck and barge because FNM was unable to ensure safe, punctual and efficient delivery of these products. We also believe that our current operations, including train-truck transloading delivery to smaller customers located along our rail lines but lacking their own rail delivery facilities, enable us to meet the needs of shippers of these products. Our rail lines provide access to these producers and, together with the Texas Mexican Railway Company, enable these producers to access the Houston and Louisiana chemical and petroleum markets.

         We believe that we are in a position to attract significant business from PEMEX, which owns plants and refineries throughout Mexico. PEMEX currently imports significant amounts of gasoline and diesel fuel from Houston and Corpus Christi which is then transported by truck to the main PEMEX distribution center in central Mexico for shipment to PEMEX plants and refineries throughout Mexico. We have succeeded in converting some of this traffic to rail since our commencement of operations. However, since PEMEX is a government entity, we cannot assure that our current contract with PEMEX for transportation services, which is renewable by PEMEX on an annual basis, will be awarded to TFM in the future. Beginning in 2000 and continuing in 2001, we lost a significant amount of this business as PEMEX increased the use of trucking and started operating new pipe lines. Nonetheless, we believe that we are in a position over the long term to convert more of this traffic and to transport fuel for PEMEX directly from the U.S. petrochemical markets in Houston and Corpus Christi to refineries in northern Mexico.

         Beginning in late 2001 and continuing in 2002, our revenues were adversely affected by (1) a labor strike at Fertinal, one of our main fertilizer customers and (2) the temporary relocation by Quimir, a major customer, of its plant from Lazaro Cardenas to Coatzacoalcos, and decreasing phosphoric acid cargo. In addition, the U.S. economic slowdown has adversely affected exports of petrochemical products used in the housing industry.

         Intermodal Freight

         In 2002, $56.3 million, or 8.5% of our transportation revenues, were derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carrier. In 2002, our revenues in this product area increased by 32.2% from 2001. The volume of intermodal traffic in Mexico has been increasing considerably in recent years and represents an important growth opportunity, with several major international maritime companies, including APL (American President Line), Mearsk Sealand, Americana Ships Limited, Dicex, S.A., Navemar Internacional, S.A. de C.V. and Mediterranean Shipping Company, shipping both imported and exported products by intermodal freight. The vast majority of the overland portion of this intermodal traffic in Mexico has been transported by truck. However, we believe that increasing our piggy-back capabilities, particularly along our core routes, has enabled us to convert some of this intermodal traffic from truck to rail transport.

         By means of the intermodal terminals we access, we have the ability to connect intermodal customers along our rail lines with three of the four primary ports in Mexico. We expect to contract out hauling services at some terminals to third parties in order to be able to provide even lower costs to our customers. Our strategic alliance with Grupo TMM is enabling us to link intermodal shipments between Grupo TMM and our rail lines. For example, Grupo TMM provides road freight transportation services to leading manufacturers and other customers within Mexico and between Mexico and the United States. In addition, we have entered into arrangements with other intermodal shippers in the United States (including Schneider National Inc.) which have enabled us to coordinate "door-to-door" shipments of container traffic for our customers.

         Unlike FNM, which formerly operated our rail lines, we are providing a more timely and reliable daily dedicated service to our intermodal customers, which, due to the nature of container cargo transport, demand predictable timetables and reliable service. We believe that this strategy will enable us to convert to rail additional customers currently transporting containers by truck across the United States-Mexico border.

         We believe that we have made progress in this respect. In 2002, we transported intermodal traffic for new customers such as Costco, Westvaco, Colgate, Dupont, Procter & Gamble, Editorial Televisa, and Liverpool, a leading department store chain in Mexico. We also transported glass in intermodal containers for Grupo Vitro, S.A. de C.V. for export to automobile manufacturers in the United States.

         Due to the underdeveloped highway system in Mexico and the lack of adequate security for truck freight, we believe that intermodal transport by truck is competitive with rail only for distances of 350 kilometers or less. In addition, in order for the highway systems to improve, government or private investors would have to devote significant amounts of funds, which would probably result in increased highway tolls and increased fines for violations of weight and size restrictions. Because of our decreased labor expenses and the significantly greater intermodal freight capacity of an average train compared to truck transport, we expect to be increasingly competitive in intermodal shipping over relatively short distances as well as longer distances. We do not anticipate that the highway system in Mexico will improve in the near future.

         We do not believe that the growth of our intermodal revenues or our ability to convert traffic from trucking to rail transport will be materially adversely affected by implementation of the NAFTA provisions allowing Mexican trucking companies to operate on U.S. highways.

         Fuel Freight Service Agreement

         On October 30, 2002 we entered into a freight service agreement with PEMEX Refinacion, which will expire in 2006. Under this agreement we are obligated to provide services valued in Pesos by the year specified as shown below:

                                      Minimum                   Maximum
                                      -------                   -------
                              (in thousands of Pesos)   (in thousands of Pesos)
2003..................             Ps.  126,264               Ps.  315,659
2004..................                   98,769                    246,922
2005..................                   98,769                    246,922
2006..................                   65,756                    164,390
                                   ------------               ------------
                                   Ps.  389,558               Ps.  973,893
                                   ============               ============

STRATEGIC PARTNERS

         We have strategic relationships with Grupo TMM and KCS, the founders and principal shareholders of our parent company, Grupo TFM. Grupo TMM and KCSR, a wholly-owned subsidiary of KCS, are leading companies engaged in businesses complementary to ours, and each has alliances with other transportation service providers that have positioned us to meet customers' freight transportation needs through a fully integrated transportation network. We believe that Grupo TMM and KCSR, with their long-standing relationships with freight customers and complementary service providers, as well as their transportation expertise, enable us to service rail customers both north and south of the United States-Mexico border that choose to import products from, or export products to, markets in the United States.

         See also "Certain Recent Developments. Potential Sale by Grupo TMM of its interest in Grupo TFM."

         Grupo TMM

         Grupo TMM is the leading integrated logistics and transportation company in Mexico. Grupo TMM holds its equity interest in Grupo TFM indirectly through its subsidiary, TMM Multimodal. TMM Multimodal holds a 38.5% equity interest in Grupo TFM, representing 51.0% of Grupo TFM's unrestricted voting shares. In January 2001, TMM consummated the purchase from Grupo Servia of its 0.8% equity interest in Grupo TFM representing 1.1% of Grupo TFM's unrestricted voting shares, which gave Grupo TMM voting control of Grupo TFM. Beginning on December 31, 2000, Grupo TFM's financial statements were consolidated with the financial statements of Grupo TMM and its consolidated subsidiaries. Grupo TMM owns 100.0% of the voting shares of, and has a 96.6% economic interest in, TMM Multimodal.

         We receive from Grupo TMM logistics services in major industrial cities and at Mexican seaports in Acapulco and Tuxpan through facilities operated by Grupo TMM and accessed by us. In addition, five of TFM's senior executives were formerly senior executives of Grupo TMM. Although Grupo TMM sold its container shipping business in December 1999, certain other operations in 2000, and its entire interest in TMM PyT in 2003, these sales have not had, nor do we believe they will have, a material adverse effect on the benefits we derive from Grupo TMM. We believe that we benefit from Grupo TMM's decades of experience in the Mexican transportation sector and in successfully operating businesses in Mexico in highly regulated, unionized industries.

         We also rely on, and benefit from, Grupo TMM's extensive experience in providing vehicle shipping services from auto manufacturing plants in Mexico and specialized logistics support for the automotive industry to develop the dedicated rail services we are providing to automobile manufacturers. In addition, we are using Grupo

TMM's experience in handling containers at numerous Mexican railway installations to develop our services in the intermodal sector.

         TFM and Grupo TMM entered into a management services agreement dated May 9, 1997 pursuant to which Grupo TMM agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services. On April 30, 2002, TFM and Grupo TMM entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates Grupo TMM for its services under the agreement.

         See also "Certain Recent Developments.  Grupo TMM."

         The Kansas City Southern Railway Company

         KCSR, the seventh largest U.S. railroad based on 2000 revenues, is wholly-owned by KCS. Together with its affiliated railroads (excluding the Texas Mexican Railway Company), KCSR operates a rail network of approximately 3,100 route miles running through 10 states in the United States. KCSR operates the shortest, most direct rail route between Kansas City and the Gulf of Mexico, serving the Texas ports of Beaumont and Port Arthur, and its rail system interconnects with all other Class I U.S. railroads. KCSR has marketing agreements with Norfolk Southern Railway Co. and I&M Rail Link, LLC and Canadian National, which position it to gain incremental traffic volume between the southeast and southwest United States and to access major midwestern interchange hubs and originations of corn and other grain shipments. We believe that we have benefited from KCSR's experience in running a leading railroad that emphasizes customer service and efficient operations. In July 2000, KCS completed a spin-off of its former financial services operations and, as a result, operates exclusively in the railroad transportation sector.

         TFM and KCS Transportation Company entered into a management services agreement dated May 9, 1997 pursuant to which KCS Transportation Company agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months commencing May 1997, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCS Transportation Company is to be reimbursed for its costs and expenses incurred in the performance of such services. This agreement has not been renewed, but KCSR continues to provide these services. On April 30, 2002, TFM and KCS, as successor in interest through merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement.

         The Texas Mexican Railway Company

         On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of the Texas Mexican Railway Company. On May 9, 2003, we sold 51.0% of our interest in Mexrail to KCS. The Mexrail Stock sold by TFM will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM.

         Mexrail also owns the northern half of the international rail bridge at Laredo, while TFM operates the southern half of the bridge at Nuevo Laredo. The Texas Mexican Railway Company directly links KCSR and TFM's rail lines. Notwithstanding our sale of 51.0% of Mexrail, we believe that general operations and dispatching operations of the entire international rail bridge at the United States-Mexico border at Laredo-Nuevo Laredo will be able to continue at one quoted rate to provide customers on both sides of the United States-Mexico border with seamless freight services to and from Mexican markets.

         The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Texas Mexican Railway

Company's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with The Kansas City Southern Railway Company's system, is operated through trackage rights that were granted to Mexrail by the U.S. Surface Transportation Board in 1996. The Texas Mexican Railway also interchanges with our rail lines at Laredo, Texas and with the Union Pacific Railroad and BNSF at Corpus Christi.

         The Texas Mexican Railway Company implemented a significant improvement program to enable it to handle the expected increase in cross border trade from NAFTA and its affiliations with KCSR and TFM. Since 2000, trains on the main line of the Texas Mexican Railway Company track have operated at speeds of 30 mph or greater and the right-of-way has been cleared for 21-foot doublestack containers. In 2001, the Texas Mexican Railway Company also acquired the Rosenberg-Victoria line and right of way from the Union Pacific Railroad. This acquisition, over time, is expected to reduce 70 operating miles between Laredo and Houston, and Beaumont, Texas. In addition, the Serrano rail yard in Laredo, Texas is being expanded and will serve as a customs exchange and clearinghouse for inbound rail traffic from the United States, thereby improving the efficiency of the movement of freight across the border by relieving current congestion and delays associated with customs activities conducted on the crossing bridge. The Serrano rail yard, which encompasses approximately 250 acres and over 8.5 miles of trackage, is the principal railcar and intermodal facility for the Texas Mexican Railway Company. In 2003, the Texas Mexican Railway Company plans to invest $10.0 million towards rehabilitation of its main line due to the growth in traffic on such line and in order to provide better service to its customers.

         We have entered into through-rate agreements with U.S. railroads providing for a single quoted rate for rail transport to and from Mexico. We will continue to work with the Texas Mexican Railway Company to further improve transit times, railcar capacity at Laredo, and overall service to convert grain traffic consisting of imports from south Texas into Mexico currently transported mainly by truck.

INSURANCE

         Our business is subject to a number of risks, including:

         -   mechanical failure;

         -   collision;

         -   property loss;

         -   cargo loss or damage; and

         - business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

         In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental mishaps.

         Our present insurance coverage insures against the accident-related risks involved in the conduct of our business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. Our insurance policy also provides for "per-incident" maximum amounts which vary depending upon the nature of the risk insured against. Our policy is renewable on an annual basis and expires in June 2003. We can give no assurance, however, that all risks are or will be adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The Mexican railroad services law and regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that we elect not to undertake such repairs, these proceeds must be paid to the Mexican government.

         Despite the catastrophic events of September 11, 2001 in the United States and their subsequent effect on increasing insurance rates in local and foreign insurance markets, we have not experienced a significant increase in our liability insurance premiums due in part to our improved safety record and overall performance.

SEASONALITY

         The majority of our customers are industrial in nature, including car manufacturers, grain distribution companies and industrial plants. Our sales revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers' order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations which typically results in an increase in our sales revenue for the third quarter of our fiscal year. We experience a decrease in sales revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers' productivity during the Christmas holidays.

SOURCES AND AVAILABILITY OF RAW MATERIALS

         All of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. We experienced a decrease of 8.7% in 2001, and increases of 61.3% and 21.6% in 2000 and 1999, respectively, in our average price of fuel per gallon. In 2002, our average price of fuel per gallon decreased by 11.2% from 2001. The price of diesel fuel may increase which could have an adverse effect on our future results of operations.

SALES AND MARKETING

         Our marketing and sales efforts are designed to grow and expand current customer base business through focusing on truck conversion up the supply chain, and securing existing traffic with current customers through long-term contracts. Emphasis is being placed on attracting new business in the United States, Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to intermodal customers and customers shipping commodities such as chemicals and automotive products, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of the Texas Mexican Railway Company, KCSR, the Union Pacific Railroad, BNSF and other major U.S. and Canadian rail carriers. We have strong relationships and transportation arrangements with Grupo TMM, which uses our rail lines to arrange land transportation of products imported from abroad and destined for markets in Mexico or exported to international markets. This allows us to link markets in Mexico with points in Grupo TMM's transportation and logistics network. We have also established arrangements with railroads throughout the United States that are expected to increase intermodal business on routes between intermodal facilities in the United States and Mexico. By offering double-stack services to and from Mexican markets and by quoting a single rate for carload shipments between Mexican and U.S. points of destination and origin, we expect to attract new business in both the United States and Mexico.

         We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts. These include the designation of customer sales territories and assignment of customer service teams to particular customers, the introduction of a web site that provides our customers with access to their car and rate information and the employment of several sales and customer service representatives throughout the United States to generate through traffic from U.S. railroads and monitor interline activity.

         Since we commenced operations, we have also been actively seeking to obtain new customer contracts with the expectation of entering into long-term contracts with several existing customers. Although written customer contracts are not customary in the Mexican railroad industry, we have succeeded in negotiating written contracts with a number of our major customers.

         We deal directly with most of our customers in collecting payment for freight service and generally receive payment prior to, or within 30 days following, delivery of service. For outbound prepaid freight and inbound freight payable upon delivery, we collect full payment from the dispatching party, retain the portion allocable to transportation on our rail lines and, if applicable, remit the remainder to other railroad operators on a monthly basis. These collection procedures also apply to freight imported from and exported to the United States. A significant portion of our contracts are both quoted and settled in Dollars, and the vast majority of additional freight services are quoted in Dollars and settled at a Dollar-Peso exchange rate which approximates a Dollar-denominated contract. We are continuing to move forward with executing Dollar-denominated contracts, and we believe that a majority of our contracts are now denominated in Dollars. Approximately 54.0% of our total revenues in 2002 were denominated in Dollars.

PATENTS, LICENSES, INDUSTRIAL, COMMERCIAL OR FINANCIAL CONTRACTS

SICOTRA

         We have a license to use SICOTRA, a Union Pacific Technologies system, among other purposes, to report car movements in train and yard operations and to process bill of lading information. We have trained personnel to use SICOTRA and have taken and continue to take steps to customize SICOTRA applications for our operations, including through the addition of a SICOTRA-based billing system. We have installed SICOTRA-related software programs on state-of-the-art computer hardware at GTE Data Services de Mexico's facility. We have improved SICOTRA's functionality and are expanding the system into a fully integrated management information system capable of interfacing with our train dispatch systems.

         Our improvements to SICOTRA allow us to:

         - facilitate our communications with major U.S. railroads using the SICOTRA system;

         - achieve better, more efficient movements of trains and loaded and empty cars in locations along our rail lines, improve locomotive utilization, equipment and infrastructure utilization levels, and the recording and maintenance of accurate and timely revenue information, thereby minimizing labor costs, fuel consumption and other expenses; and

         - participate in the North American rail industry's interline services management system, providing coordinated customer service and scheduled links among railroads.

 TRAIN DISPATCHING SYSTEM

         We have modernized and upgraded our train dispatching system. We are presently utilizing two types of train dispatching systems:

         - A radio-based track warrant control system is in place over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

         - A newly installed centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Mexico City and Nuevo Laredo, is in place over an aggregate distance of 1,425 track kilometers, or approximately 35.0% of the total tracks of our rail lines.

         To improve operating efficiencies, the dispatchers covering all portions of our rail lines, under both the radio-based track warrant control and CTC systems, are now using the same computer system. This has improved train dispatching by providing dispatchers with a single graphical interface representing our entire rail system. This system also allows for recording of train arrivals, departures, delays and other important data with which operation efficiency analysis is performed. This information is used for payroll and personnel administration purposes.

INFORMATION TECHNOLOGY

         In 2002, we continued our customer service and operating initiatives to support our business strategy, including the implementation of railroad operating practices in use on major U.S. and Canadian railroads, such as the computerization of operations management systems and employee training.

         Online Customer Service

         In the customer service area, we have converted our Internet home page (http://www.tfm.com.mx) into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding TFM's services. Besides providing information about TFM's business areas and services, our web site provides customers with access to multiple services including:

         -   electronic waybilling;
         -   "Track and Trace";
         -   AEI (Automatic Equipment Identification) readouts;
         -   TFM graphical rail network;
         -   equipment order monitoring;
         -   rates inquiries;
         -   equipment historical information;
         - an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;
         -   invoice inquiries; and
         -   train schedule and other information.

COMPETITION

         We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value-added services such as traceability of shipment and availability of rates through the Internet.

         Some segments of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, while the Mexican rail system was operated by FNM, trucking increased its market share relative to rail transport in Mexico as a result of the rail sector's poor customer service, unreliability and lack of car availability. We believe that we have corrected most of the service-related problems experienced under FNM and we are beginning to make inroads in capturing market share from the trucking industry.

         We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

         - Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail. For example, one train with a two- or three-person crew can transport the same freight volume that would require 242 truck drivers.

         - With our customer service structure and substantial capital improvements, we believe that we have created a customer-oriented business which, together with our other competitive advantages, are making our freight services more attractive than those presently offered by trucking concerns.

         We also face competition from the other recently privatized railroads in Mexico, particularly from Ferromex. We have experienced, and continue to experience, competition from Ferromex in respect of the transport of steel freight, which has had, and continues to have, an adverse effect on our operating results. Ferromex's rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juarez, Nogales and Mexicali and also serve the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates for agricultural products, because these are not time sensitive commodities and therefore can afford to be transported using longer routes. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

         On February 22, 2002, Ferromex and Ferrosur announced that they had agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it notified Ferromex that it has denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order, and on September 18, 2002, the Mexican Antitrust Commission confirmed its vote denying authorization to consummate the acquisition. On October 31, 2002, Ferromex requested the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission. The Mexican Antitrust Commission is currently reviewing such decision. If the acquisition is completed, the resulting railroad would operate the largest rail system in Mexico, and we cannot assure you that this would not have a material adverse effect on our operations, particularly on the revenues generated by TFM's route between Mexico City and the port of Veracruz.

         Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and the Mexico City Terminal Railroad. These rights will give Ferromex more direct access to the Queretaro and Mexico City markets. In turn, the other railroads are required to grant rights to TFM which will allow us to directly access the Guadalajara market, Mexico's third largest industrial and commercial center.

         We believe that the acquisition of Ferrosur by Ferromex would not adversely affect our rights to use portions of their tracks under our concession and the relevant law.

         The Mexican railroad services law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican railroad services law allows us to determine our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the Ministry of Transportation may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027. In addition, the concession provides that under certain circumstances the Ministry of Transportation may require us to grant track usage rights commencing in 2017 if the Ministry of Transportation determines that there is no effective competition.

         Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

BASIS FOR COMPETITIVE STATEMENTS

         The basis for our statements regarding our competitive position consists of our analysis of financial and statistical information about our competitors made publicly available by the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the AAR.

GOVERNMENT REGULATION

         The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as TFM, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Mexican Foreign Investment Commission. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

         The Ministry of Transportation is principally responsible for regulating railroad services in Mexico, including railroad services on our rail lines. The Ministry of Transportation has broad powers to monitor our compliance with the concession, and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats our business plans confidentially. The Ministry of Transportation monitors our compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.

         The Mexican railroad services law and regulations provides the Mexican government certain rights in its relations with us under the concession, including the right to take over the management of TFM and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

         In addition, under the concession and the Mexican railroad services law and regulations, the Mexican Antitrust Commission under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set our tariffs for rail freight services.

         See "Item 3D. Risk Factors. The Mexican government may revoke or restrict our ability to exploit our concession under a number of circumstances and The rates for trackage rights set by the Ministry of Transportation may no adequately compensate us."

ENVIRONMENTAL REGULATION

         Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Ministry of Environmental Protection and Natural Resources. The Attorney General for Environmental Protection has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry of the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the Mexican governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.

         We acquired 100.0% of the outstanding shares of Mexrail in March 2002 and subsequently sold 51.0% of our equity interest in Mexrail to KCS in May 2003. As a result of our ownership interest in Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. CERCLA and Superfund laws impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

         Noncompliance with applicable legal provisions may result in the imposition of considerable fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and management does not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

C.       ORGANIZATIONAL STRUCTURE

CORPORATE STRUCTURE

         TFM is owned 80.0% by Grupo TFM, comprising 100.0% of TFM's unrestricted voting shares, and 20.0% by the Mexican government, consisting of restricted voting shares. Grupo TFM acquired its equity interest in TFM in connection with the privatization of the Northeast Rail Lines. Grupo TFM is owned 38.5% by TMM Multimodal, a subsidiary of Grupo TMM, 36.9% by KCS, which owns KCSR, and 24% by TFM following its acquisition of the Mexican government's 24.6% equity interest on July 29, 2002. Grupo TMM owns 100.0% of the voting shares of, and has a 96.6% economic interest in, TMM Multimodal.

         See also "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM."

EQUITY INTEREST OF THE MEXICAN GOVERNMENT IN GRUPO TFM AND TFM; NEGOTIATION OF CERTAIN RELATED MATTERS WITH THE GOVERNMENT

         Equity Interest Of the Government in Grupo TFM And TFM

         The Mexican government's equity interest in Grupo TFM, which we acquired on July 29, 2002, consisted of 2,478,470 Series L-1 Shares of Grupo TFM, which had restricted voting rights and represented 24.6% of Grupo TFM's total shareholders' equity. The Mexican government paid a total purchase price of $198.8 million for its interest in Grupo TFM. A call option was granted by the Mexican government to the original shareholders of Grupo TFM pursuant to the call option agreement. The call option was originally held by the principal shareholders. Under the call option, each principal shareholder had an option to acquire, directly or indirectly, a pro rata portion of the government's interest, based on that shareholder's equity ownership of Grupo TFM, at a purchase price per share equal to the per share price initially paid by the Mexican government, plus interest at the rate payable on one- year U.S. Treasury obligations. The call option could be exercised at any time on or before July 31, 2002. If the call option (or any portion thereof) had not been exercised by that date, it would automatically expire, although any unexercised portion of the call option with respect to any of the principal shareholders may have been exercised pro rata by the other principal shareholders within a period of 15 days following the call option expiration date.

         The principal shareholders exercised the call option and appointed TFM as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. The acquisition was consummated on July 29, 2002, and the purchase price was $256.1 million. Prior to the acquisition by TFM, the Mexican government's shares were converted to Series L-2 Shares with more limited voting rights in accordance with the provisions of Grupo TFM's by-laws. As a result of the acquisition of the call option shares, we have achieved certain financial benefits and have reduced the Mexican government's ownership and involvement in our business. We financed the purchase price for the call option shares with (1) net proceeds of $152.9 million from the sale of the 2012 senior notes and (2) $85.2 million (based on the applicable exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the government, together with $18.0 million in cash from our operations.

         The Mexican government directly holds a 20.0% interest in TFM. The government's interest in TFM consists of 276,797,501 Class III Series A and Series B Shares with restricted voting rights which represent 20.0% of TFM's total equity. The Mexican government has the right to sell its equity interest in TFM by October 31, 2003 in a public offering. If a public offering of TFM shares does not occur by that date, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original Peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation.

         See also "Certain Recent Developments. Acquisition of Mexican Government Interest."

         Negotiation of Certain Related Matters with the Mexican Government

         Following our privatization in 1997, we and our shareholders have negotiated with the Mexican government the resolution of certain matters related to the granting of the concession and our acquisition of related railroad assets.

         In connection with these negotiations, on February 9, 2001, the Mexican government, through the Ministry of Transportation, issued an official statement pursuant to which we and the government agreed to the transfer of the redundant La Griega-Mariscala track back to the government. On February 12, 2001, the Mexican government amended our concession title to reflect the reversion of the La Griega-Mariscala line to the government. The consideration for the transfer of the track was approximately Ps.653.6 million plus applicable value added tax, or approximately Ps.751.6 million. The Peso amount was reflected on our books in dollars as a receivable due from the government using the interbank exchange rate as of the last day of each calendar month. The Mexican government agreed to pay the consideration for the La Griega-Mariscala line to us upon the earlier to occur of (1) the acquisition of the Mexican government's 20.0% interest in TFM or its 24.6% interest in Grupo TFM by TFM, Grupo TFM or its shareholders or affiliates or (2) October 31, 2003. The Mexican government paid us this consideration upon consummation of our acquisition of its interest in Grupo TFM on July 29, 2002. The amount of the consideration was adjusted based on an appraisal of the La Griega-Mariscala track on July 29, 2002, the date of payment, and was translated into dollars using the prevailing Peso-Dollar exchange rate on that date. By acquiring the call option shares through the exercise of the call option, we received payment of this consideration significantly before October 31, 2003. Using the interbank exchange rate on July 29, 2002, the amount paid to us by the government was $85.2 million.

         The La Griega-Mariscala track is a redundant 32-kilometer stretch of track which is part of our dual track running between Mexico City and the city of Queretaro. The Mexican government subsequently granted the La
Griega-Mariscala track to Ferromex to fulfill its obligation to provide Ferromex with a track along this route to facilitate transport by Ferromex through Queretaro.

         In connection with the transfer of the La Griega-Mariscala track, our concession was also amended to relieve us from responsibility for the maintenance of the electrified catenary over the portion of our dual line between Huehuetoca in the state of Mexico and the city of Queretaro and to authorize our dismantling of the catenary over that portion of the line, which we completed in 1999. In addition, the amendment requires us to complete certain railway improvements which we believe will not involve material expenditures.

         The stock purchase agreement pursuant to which Grupo TFM acquired its TFM shares from the Mexican government provided for a purchase price adjustment in the event that Grupo TFM were to suffer any loss greater than Ps.30.0 million (approximately $3.8 million at the then-prevailing exchange rate) as a result of any undisclosed liability, or from the non-delivery of railroad assets purchased by TFM from the Mexican government, provided that any claim for an adjustment must be made within 180 days after commencement of TFM's operations. After conducting a purchase audit of the rolling stock that it received, TFM submitted to the Mexican government a claim for reimbursement in respect of undelivered rail cars and other equipment. This claim was resolved in TFM's favor, and TFM received from the Mexican government approximately $9.0 million (including $2.0 million of interest) in 1998 and an additional amount of approximately $6.0 million (including $2.2 million of interest) in October 1999, amounting to an aggregate settlement payment of $15.0 million. For accounting purposes, the adjustments resulting from the non-delivery of assets reduced the recorded value of the fixed assets acquired in connection with Grupo TFM's acquisition of TFM, and the interest portion was credited to income.

D.       PROPERTY, PLANTS AND EQUIPMENT

DESCRIPTION OF PROPERTY

         Our principal executive offices, which we lease, are located at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico and our headquarters are located at Av. Manuel L. Barragan 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo Leon. We also own several freight yards located along our rail lines.

         For a discussion of our right to use property under our concession see "Item 4A. History and Development of the Company. Passenger Transport." and "Item 4B. Business Overview. The Concession." For a discussion of certain risks related to the property and equipment we own or have the right to use, and restrictions regarding our ability to encumber our property see "Item 3D. Risk Factors. The Mexican government may revoke or restrict our ability to exploit our concession under a number of circumstances." For a discussion of environmental issues that may affect our utilization of our property, see "Item 4B. Business Overview. Environmental Regulation."

TRACK

         As of December 31, 2002, our rail lines consisted of the following track:

                                                                      UNDER         TRACK USAGE
                                                                   CONCESSION          RIGHTS            TOTAL
                                                                   ----------     ---------------        -----
                                                                                  (IN KILOMETERS)
Main track...................................................         4,245             950              5,195
Sidings under centralized traffic control....................           216               -                216
Spurs, yard tracks and other sidings.........................           251               -                251
                                                                      -----             ---              -----
     Total...................................................         4,712             950              5,662
                                                                      =====             ===              =====

         All of our track is standard gauge (56.5 inches) and is generally in good condition. Of our 4,245 kilometers of main track, 100.0% has 100 to 136-lbs. rail and approximately 76.5% is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along TFM's core routes varies between 50 kph and 100 kph. Since we commenced operations, we have extended sidings on our tracks up to 10,000 feet, enabling longer trains to pass or meet each other.

         The following table sets forth certain information with respect to our track as of December 31, 2002:

                                                            MAIN LINE - MEXICO CITY
                                                                TO NUEVO LAREDO                ALL LINES
                                                            -----------------------            ---------
                                                                           (IN KILOMETERS)
Continuously welded rail..................................           1,499                       3,297
Jointed rail..............................................           0                           948
                                                                     -----                       -----
      Total...............................................           1,499                       4,245
                                                                     =====                       =====
Concrete ties installed...................................           1,382                       2,511
Wood ties installed.......................................             117                       1,734
                                                                     -----                       -----
     Total................................................           1,499                       4,245
                                                                     =====                       =====

         The portion of the Mexico City--Nuevo Laredo core route between Mexico City and Queretaro (a distance of approximately 260 kilometers) has double track, which accommodates greater traffic volume and maximum allowable speeds of approximately 50 kph. Our rail lines support a weight of 130 tons per rail car.

         We run freight trains at average speeds of approximately 50 to 70 kph along our core routes between Mexico City and the U.S. border. The majority of the main line track of our rail lines accommodates these speeds or greater speeds. Approximately 70.0% of our main line track handles speeds of up to 60 kph.

         Installations along our rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

BRIDGES, TUNNELS AND CULVERTS

         Our core routes and feeder lines include 1,226 bridges with a total length of 25,252 meters, of which 1,111 are permanent and 115 are temporary; 301 are steel structures, 810 are concrete structures and 115 have inverted floor systems, timber structures or are mixed.

         There are 99 tunnels on our rail lines, having a total length of 26,882 meters, which are on our main lines and allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway.

EQUIPMENT

         We own an estimated 23.0% of the cars running over our rail lines and the remaining 77.0% are privately-owned, belonging to Mexican and foreign, mainly U.S., companies or railroads. Our fleet consists of 474 locomotives, of which 468 are diesel, of which Electro Motive Division ("EMD"), a subsidiary of General Motors, built 243 and GE built 225. We have entered into long-term leases for 150 additional locomotives, all of which we have received. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding to our fleet state-of-the-art locomotives that provide 48.2% more horsepower per unit, compared with our 3000 horsepower road engines, and 79.5% more horsepower compared to our previous total horsepower base, allowing us to haul longer trains with fewer locomotives. We have also continued a decrease in fuel consumption due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight.

         Our long-term locomotive leases are for terms of 20 years. Of our leased locomotives, we currently use 150. We lease of our owned locomotives to the Texas Mexican Railway Company. The average age of the locomotives in our fleet is approximately 12 years, which in 1999 represented one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 12 years.

         Of the 474 locomotives in our fleet, approximately 228 are assigned to the hauling of freight, 50 are used for yard work, 99 locomotives are subleased to third parties (50 to the Texas Mexican Railway Company, 10 of which are running on the BNSF line under a horsepower-per-hour interchange agreement, 27 to KCSR and 12 to Ferrosur), 6 locomotives are electric (and out of service) and 73 of our yard and road engines are currently in storage. We use the remaining 18 units for miscellaneous purposes such as maintenance of way trains and industry switching.

         The following table describes our locomotive fleet and maintenance contractors, as more fully described under "-Improvements, Maintenance and Repair," as of December 31, 2002.

                                          NUMBER      NUMBER OF                      YEAR
      MAKE                 TYPE         OF UNITS       AXLES      HORSEPOWER        BUILT        MAINTAINED BY
------------------     ------------      --------     ---------    ----------       -------       -------------
OWNED

         EMD           SW1504                15           4          1,500           1973           MPI/GETS
         EMD           MP15AC                11           4          1,500           1983           MPI/GETS
         EMD           GP38-2                50           4          2,000          1975-83         MPI/GETS
         EMD           SD45                   1           6          3,600           1978           MPI/GETS
         EMD           SD40                  52           6          3,000          1968-72         MPI/GETS
         EMD           SD40-2                39           6          3,000          1973-88         MPI/GETS
          GE           B23-7                  7           4          2,250           1981            Alstom
          GE           C30-7                 38           6          3,000          1982-89          Alstom
          GE           SUPER 7              105           6          3,000          1990-94          Alstom
          GE           E-60 (Elect.)          6           6          6,000           1984            Alstom
                                            ---
Total owned...............................  324
                                            ===

LONG-TERM LEASE
        GE             AC4400CW          75               6          4,400       1998-2000            GETS
       EMD             SD70MAC           75               6          4,000       1999-2000             GMM
                                        ---
Total under long-term lease...........  150
                                        ===

         Rail cars owned and leased by us as of December 31, 2002 consisted of the following:

                                                                            OWNED       LEASED
                                                                            -----       ------
Box cars.................................................................   1,335         246
Gondolas.................................................................   1,888       1,856
Covered hoppers..........................................................     599       2,190
Flat cars................................................................     579         162
Tri-level carriers.......................................................       0           0
Bi-level carriers........................................................       0       1,279
Spine cars...............................................................       0          48
Tank cars................................................................      84         671
Cabooses.................................................................      51           0
Open top hoppers.........................................................      22         348
                                                                            -----       -----
   Total.................................................................   4,558       6,800
                                                                            =====       =====

         To supplement our fleet of owned railcars, we have implemented an operating lease program that allows us to effectively manage our car capacity to meet the varying demands of our traffic volumes. Our leased cars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and tri-level and bi-level carriers. We also lease cars, large and small trucks and other equipment for a variety of functions. In addition, we are refurbishing some of our cars. At our commencement of operations, we had a substantial shortage of box cars and grain hoppers. Through our agreements with U.S. railroads regarding car hire and our operating lease program, we have increased our fleet size and eliminated these shortages. See "Item 4. Information on the Company. Business Overview. Environmental Regulation."

          Sales and Marketing

         We have installed an online waybill monitor that reports all service orders on the hour, by station, product segment, and customer identification. This system allows on-the-spot reporting of sales for the day, month or year.

IMPROVEMENTS, MAINTENANCE AND REPAIR

         We have entered into locomotive maintenance agreements with Alstom Transporte, S.A. de C.V. ("Alstom"), GE Transportation Systems Mexico, S.A. de C.V., MPI Noreste, S.A. de C.V. ("MPI") and General Motors de Mexico S. de R.L. de C.V. ("GMM") under which these contractors provide both routine maintenance and major overhauls. Routine maintenance includes periodic inspections, oils and lubricants, filters, maintenance of wheel profiles, compression and other engine checks and all repairs. Our locomotives are inspected in full compliance with those regulations as required by the U.S. Federal Railroad Administration, or FRA, which enables our locomotives to operate in the United States pursuant to interchanges with major U.S. railroads. Major overhauls are performed every 600,000 to 750,000 miles for rebuilt locomotives, and every 1,000,000 miles for new locomotives. Our maintenance contracts require that our locomotives be available for freight service 93.0% of the time.

         We believe that the outsourcing of our locomotive maintenance provides us with significant advantages by relieving us of locomotive maintenance requirements while allowing us to focus on implementing our operating initiatives in order to provide efficient and reliable rail service. By outsourcing we also avoid the need to incur the significant expenditures associated with locomotive maintenance facilities. Our locomotive maintenance contract with MPI expires in 2014, our maintenance contract with Alstom expires in 2009 and our contracts with GE and GMM expire in 2020. GE recently acquired MPI and certain MPI affiliates. We have claimed that this acquisition constituted a transfer of the MPI agreement without our consent and, as a result, we anticipate a favorable renegotiation of the terms of our existing agreements with GE and MPI.

         Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing TFM personnel to perform such maintenance.

         In the operations area, we have implemented certain systems designed to enhance the safety and availability of our fleet and the efficiency of our rail service.

         We are using an extensive locomotive help desk system designed to improve management of locomotive maintenance, reporting of mechanical problems and repairs. This system includes a scheduling feature, an interface permitting maintenance personnel to record data on repairs and statistics on various efficiency indicators.

         In addition, we have implemented a car repair and billing system to expedite collections for mechanical repairs performed to the fleet of other railroads in accordance with AAR standards. This system provides all repair validations and an AAR pricing catalog. Our new shipper car order system, which will extend our scheduling and car pool management capabilities, is currently in production.

REFURBISHING OF OUR ROUTE

         In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom pursuant to which it is providing both routine and major rehabilitation of our Celaya-Lazaro Cardenas line, which comprises approximately 350 miles of track. In 2001 and 2002, our maintenance and rehabilitation expenses under this contract amounted to $30.2 million and $35.6 million, respectively. Under this agreement, we are committed to paying a total of approximately $97.0 million for maintenance and rehabilitation of this route over a period of 12 years.

         For a discussion of our capital improvements program, see "Item 3D. Risk Factors. Our business is capital intensive and we must make significant additional capital expenditures; failure to make such additional capital expenditures could result in the revocation of our concession." "Item 4B. Business Overview. Business Strategy and Development Since Commencement of Operations." and "Item 5B. Liquidity and Capital Resources. Capital Expenditures.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

         The following discussion and analysis relates to the financial condition and results of operations of TFM and Grupo TFM for the relevant periods. This discussion and analysis is based on, and should be read in conjunction with the financial statements appearing elsewhere in this report.

ACCOUNTING CONSIDERATIONS

         Our financial statements are prepared in accordance with IAS, which differ in certain material respects from U.S. GAAP. For further information on these differences, see note 11 of the financial statements.

         Principle differences between IAS and U.S. GAAP that relate to us are described in note 11 of our combined and consolidated financial statements. Each of these differences affects both net income and stockholders' equity. Net income under U.S. GAAP of TFM was $53.6 million, $91.9 million and $136.6 million for the years ended December 31, 2000, 2001 and 2002, respectively. Net income under U.S. GAAP for Grupo TFM was $43.5 million, $73.6 and $110.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

         Effective January 1, 1999, Mexico ceased to be classified as "highly inflationary" for purposes of applying Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). In connection with this change, we performed an analysis under the guidance of FAS 52 and IAS No. 29, "Financial Reporting in Hyper Inflationary Economies" ("IAS 29"), to determine whether the U.S. Dollar or the Mexican Peso should be used by TFM as its functional currency for IAS and U.S. GAAP purposes for periods subsequent to December 31, 1998. Based on the results of this analysis, we concluded that the U.S. Dollar is the appropriate functional currency for IAS, U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to Pesos, our results of operations for IAS, U.S. GAAP and SEC reporting purposes may be substantially different.

CRITICAL ACCOUNTING POLICIES

         Our financial statements have been prepared in accordance with IAS which differs in certain respects from U.S. GAAP. Note 11 to our financial statements provides a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders' equity.

         We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IAS and U.S. GAAP are those related to revenue recognition, financial statement transactions into U.S. Dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see note 2 to our financial statements herein.

         Revenue Recognition. Railroad revenues for the relevant accounting period are recognized as income based on the shipments originated and corresponding destinations actually reached during that period. This requires our management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. In addition, with respect to interline revenues and haulage and trackage rights, we and the other Mexican railroads have to agree and reconcile usage amounts on a periodic basis. We have in the past had and continue to have disagreements with the other railroads with respect to such amounts and cannot assure you that this will not continue in the future.

         Financial Statement Transactions into U.S. Dollars. In preparing our financial statements, we translate non-U.S. currency amounts to U.S. Dollars following the guidelines of FAS 52, IAS 29 and related authoritative guidance. In doing so, we have determined that the U.S. Dollar is our functional currency and, therefore, we follow the historical method of our translation, and resulting translation gains or losses are reflected in earnings. The determination of the functional currency is dependent upon management's judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate the functional currency each fiscal period. Our most subjective key functional currency indicators are cash flows and sales revenues. Changes in our business in the future may impact the determination for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. Dollar, our results of operations and total assets and stockholders' equity in future periods could be negatively impacted.

         Financial Instruments. Fuel expense is a significant component of our operating expenses. Fuel costs are affected by various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. We will occasionally enter into transactions to hedge against fluctuations in the price of diesel fuel purchases to protect our operating results against adverse fluctuations in fuel prices. As of December 31, 2002, we had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003.

         Deferred income taxes. We apply the provisions of IAS 12, "Income Taxes," and FAS 109, "Accounting for Income Taxes," which are both full liability methods. Since our commencement of operations, although we have generated book profits, we have incurred tax losses due primarily to the accelerated tax amortization of our concession rights. We have recognized a deferred income tax asset for the resulting net operating loss carryforwards and may continue to recognize additional amounts in the next few years. However, our management anticipates that such net operating loss carryforwards will be realized given the long carryforward period (through the year 2046) for amortization of the concession, as well as the fact that we expect to generate taxable income in the future. Our tax projections take into consideration certain assumptions some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.

NEW ACCOUNTING PRONOUNCEMENTS

         On August 15, 2001, the FASB issued Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. As used in SFAS 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 also requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

         In April of 2002, the FASB issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified as ordinary gains and losses on a going forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of SFAS 145 with regard to SFAS-4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

         In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS 146 also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this Statement will have a material effect on our financial position or results of operation.

         In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others as Interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements.

         We are presently evaluating the impact if any, that the adoption of the above mentioned statements will have on our consolidated financial statements.

RESULTS OF OPERATIONS

         TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

         Revenues

         Revenues for the year ended December 31, 2002 totaled $660.5 million compared to $667.8 million for the year ended December 31, 2001, which represented a decrease of 1.0%. This minor decrease in 2002 was mainly attributable to the general slowdown of the U.S. and Mexican economies, particularly in the automotive and construction industries resulting in a decrease in imports and exports of finished products. We also experienced a decrease in agro-industrial revenue due to the reduction of grain imports from the United States and Canada and bad weather conditions affecting crops in Mexico. Total carloads in 2002 increased by 3.0% compared to 2001. Carloads are a standard measure used by TFM to determine the number of loaded cars that transport cargo on TFM's rail lines in order to determine traffic volume.

         The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2001 and December 31, 2002.

                                                          YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------
                                                   2001                             2002
                                        ---------------------------      --------------------------
PRODUCT CATEGORY                        CARLOADS        REVENUES         CARLOADS        REVENUES
                                        --------        ---------        --------        --------
                                                      (IN MILLIONS)                    (IN MILLIONS)
Industrial products, metals and
  minerals............................  196,119         $   176.9         227,067        $  195.6
Agro-industrial products..............  136,000             167.4         110,956           140.8
Automotive products...................  150,987             171.4         131,926           154.1
Chemical and petrochemical products...   77,159              98.6          83,406           107.7
Intermodal freight....................  162,443              42.6         190,694            56.3
Other.................................        0              10.9               0             6.0
                                        -------         ---------         -------        --------
TFM...................................  722,708         $   667.8         744,049        $  660.5
                                        =======         =========         -------        ========
Texas Mexican Railway Company.........   92,194              52.8          91,550            51.6
                                        -------         ---------         -------        --------
  Total TFM...........................  814,902         $   720.6         835,599        $  712.1
                                        =======         =========         =======        ========

         Manufactured products, industrial products, metals and minerals. Revenues increased by $18.7 million or 10.6% in 2002 compared with 2001. A significant portion of this revenue growth has been the result of conversion of industrial products traffic from truck to rail transport. Additionally, we experienced significant growth in the transportation of home appliances, mainly due to operations of Mabe's new manufacturing plant, located near our rail lines, as well as in the transportation of beer for export. We also experienced an increase in the transport of cement and scrap materials for domestic consumption.

         Agro-industrial products. Revenues decreased by $26.6 million or 15.9% in 2002 over 2001. This decrease was partially attributable to extraordinary weather conditions. This year has also been impacted by a reduction of basic grain imports due to severe droughts in the United States and Canada. Additionally, the transport of domestic grain products was seriously impacted by the worst grain crop in the last fifteen years.

         Automotive products. Revenues decreased by $17.3 million or 10.1% in 2002 over 2001. This decrease was a result of the decline in production due to the continued recession in the United States and the reduction of the exports market. In 2002, we experienced a negative impact as a result of the closure of the DaimlerChrysler plant in Lago Albert and the reduction of Ford exports from the Cuautitlan plant.

         Chemical and petrochemical products. Revenues increased by $9.1 million or 9.2% in 2002 over 2001. Contributing to revenue growth were new petroleum coke traffic for Cemex and new routes for transportation of fuel oil for CFE, the Mexican electric utility, as well as continued conversion from truck to rail transport during the year of products used in the production of plastic. Such increases in traffic volume, were partially offset by the loss of traffic from PEMEX as a result of its installation of pipelines.

         Intermodal freight. Revenues increased by $13.7 million or 32.2% in 2002 over 2001. This increase was due to a great extent to continued conversion from truck to rail transport. The increase also reflected the positive results in 2001 of conversion projects initiated in 1999 and 2000. We have entered into long-term contracts with a number of our automotive customers to transport auto parts and other products through our new intermodal facilities which we are building near their plants, as well as new contracts with intermodal marketing customers, using the road-railer equipment and additional equipment capacity. We expect this additional business to offset part of the impact of the U.S. economic downturn.

         Texas Mexican Railway Company. In 2002, the Texas Mexican Railway Company's revenues decreased by $1.2 million or 2.3% over 2001 with total transportation revenue of $51.6 million. This decrease was mainly a result of the decline in BNSF traffic of oil and natural fat from Nuevo Laredo to Eagle Pass and the reduction of the traffic of paper, corrugated paper and scrap paper, among others.

         OPERATING EXPENSES

         Total operating expenses amounted to $557.7 million for the year ended December 31, 2002, compared to $570.5 million for the year ended December 31, 2001, which represents a decrease of 2.2%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

                                                         YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------
                                                2001                           2002
                                       --------------------------     ---------------------------
                                                            % OF                            % OF
                                           AMOUNT         REVENUE         AMOUNT          REVENUE
                                       --------------     -------     --------------      -------
                                       (IN THOUSANDS)                 (IN THOUSANDS)
Salaries, wages and employee             $ 128,845
   benefits.........................                        17.9%       $ 124,413           17.5%
Purchased services..................       147,015          20.4          163,835           23.0
Fuel................................        59,370           8.2           50,139            7.0
Materials and supplies..............         9,349           1.3            8,455            1.2
Car hire--net.......................        49,035           6.8           43,070            6.0
Rents other than car hire...........        61,311           8.5           56,563            7.9
Casualties and insurance............        21,560           3.0           14,853            2.1
Other costs.........................        15,670           2.2           14,942            2.1
Depreciation and amortization.......        78,345          10.9           81,401           11.4
                                       -----------         -----        ---------         ------
  Total operating expenses..........     $ 570,500          79.2%       $ 557,671           78.3%
                                         =========         =====        =========         ======

         Salaries, wages and employee benefits. Salary expenses decreased 3.4% to $124.4 million in 2002 compared to 2001. The decrease was largely attributable to the reduction in our average number of full-time employees by 3.8% to 3,469 in 2002 from 3,608 in 2001 and the depreciation of the Peso against the Dollar. This decrease in employees was partially offset by the annual wage increase payable to our union employees and an increase in other employee benefits that was effective July 1, 2001.

         Purchased services. Costs of purchased services increased by $16.8 million or 11.4% in 2002 over 2001. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The increase in the costs of purchased services was attributable to maintenance of locomotives, the increase of our terminal services operation, maintenance of our Celaya-Lazaro Cardenas line and advertisement expenses.

         Fuel. Our fuel expenses decreased 15.5% in the year ended December 31, 2002 compared to the year ended December 31, 2001 primarily due to an 11.2% decrease in the average price of diesel fuel per gallon. Additionally, in 2002 our fuel consumption decreased 2.2% compared to 2001.

         Materials and supplies. Costs of materials and supplies consumed in the year ended December 31, 2002 were 9.6% lower than in the year ended December 31, 2001, primarily because we had lower consumption of materials and supplies related to our track maintenance activities.

         Car hire-net. Our car hire expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire costs, net of car hire income, decreased by 12.2% in the year ended December 31, 2002 from the year ended December 31, 2001. Our car hire expenses decreased primarily because a favorable resolution was granted to us to recover the 5.0% withholding tax we paid in 2002. We have hired U.S. railroad cars since 1998 after we began complying with car hire rules prescribed by the AAR. We expect that net car hire expenses will increase at a slower rate in 2003 due to a lower rate of volume growth.

         Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses decreased by $4.7 million or 7.7% in the year ended December 31, 2002 from the year ended December 31, 2001. The decrease in the cost of rents other than car hire was attributable to the higher number of locomotives subleased to third parties.

         Casualties and insurance. These expenses decreased 31.1% in the year ended December 31, 2002 from the year ended December 31, 2001 due to a decrease in claims of cargo damage.

         Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging, travel, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in the year ended December 31, 2002 mainly due to a decrease of $0.6 million in allowance for doubtful accounts. The concession duty, which is accounted for under this line item, is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.2% of gross revenues thereafter.

         Depreciation and amortization. Depreciation and amortization expenses in the year ended December 31, 2002 increased by $3.1 million from the year ended December 31, 2001 primarily as a result of additional capital improvements of our lines, new operating capacity, intermodal terminals and ongoing investments.

         OPERATING INCOME AND OPERATING RATIO

         Our operating income increased to $4.3 million in the year ended December 31, 2002 from $150.1 million in the year ended December 31, 2001, representing an increase of approximately 2.9%, due to the factors described above. Our operating ratio decreased to 78.3% for the year ended December 31, 2002 from 79.2% for the year ended December 31, 2001.

         OTHER EXPENSES

         Other expense-net. Our other expenses-net increased by $53.9 million in the year ended December 31, 2002 from the year ended December 31, 2001 due to a one-time profit in 2001 resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to a gain of $60.7 million.

         Interest expense-net. Interest expense-net for the year ended December 31, 2002 was $96.7 million compared to $82.5 million in the year ended December 31, 2001. Our interest expense-net increased due to our 2012 senior notes issued on June 13, 2002, thus increasing our outstanding indebtedness and interest expenses. We also refinanced our U.S. $310.0 million commercial paper program on September 17, 2002, reducing that program by $60.0 million and substituting it with our $128.0 million term loan facility and $122.0 million commercial paper program.

         Exchange gain (loss)-net. We recorded a net foreign exchange loss of $17.5 million in the year ended December 31, 2002 compared to a net foreign exchange gain of $2.8 million in the year ended December 31, 2001. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2002 and 2001, the Dollar appreciated 13.9% and depreciated 4.5%, respectively, relative to the Peso.

         Deferred income tax. Our deferred income tax expense was $32.0 million for the year ended December 31, 2002 compared to a deferred income tax expense of $2.6 million for the year ended December 31, 2001. We realized a deferred income tax expense in the year ended December 31, 2001 due to the profit recorded from the sale of the redundant La Griega-Mariscala line, which was considered taxable income. The income tax expense in the year ended December 31, 2002 is a result of the effect of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions.

         TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

         Revenues

         Revenues for the year ended December 31, 2001 totaled $667.8 million compared to $640.6 million for the year ended December 31, 2000, which represented an increase of 4.2%. The increase in 2001 was mainly attributable to an increase of approximately 7.5% in revenues derived from haulage of automotive products, with a corresponding increase of approximately 9.3% in automotive traffic volumes. Total carloads in 2001 increased by 1.2% compared to 2000. Carloads are a standard measure used by TFM to determine the number of loaded cars that transport cargo on TFM's rail lines in order to determine traffic volume. The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2000 and December 31, 2001.

                                                          YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------
                                                    2000                             2001
                                       ----------------------------      ---------------------------
PRODUCT CATEGORY                       CARLOADS(1)      REVENUES         CARLOADS        REVENUES
                                       -----------    -------------      --------      -------------
                                                      (IN MILLIONS)                    (IN MILLIONS)
Industrial products, metals and
  minerals.........................      203,348        $   175.7        196,119         $  176.9
Agro-industrial products...........      132,102            161.9        136,000            167.4
Automotive products................      138,172            159.5        150,987            171.4
Chemical and petrochemical
products...........................       66,369             89.2         77,159             98.6
Intermodal freight.................      146,293             38.8        162,443             42.6
Other..............................       28,181             15.5              0             10.9
                                         -------        ---------      ---------         --------
   Total...........................      714,465        $   640.6        722,708         $  667.8
                                         =======        =========      =========         ========

--------------
(1) Carload and revenue amounts for the category "Other" for 2000 represent products not categorized by a specific segment. In the opinion of management, the non-allocation of such amounts would not significantly change the discussion included herein.

         Industrial products, metals and minerals. Revenues increased by $1.2 million or 0.7% in 2001 over 2000. A significant portion of this revenue growth has been the result of conversion of industrial products traffic from truck to rail transport. Additionally, we experienced significant growth in the transportation of home appliances, mainly due to the start of operations of Mabe's new manufacturing plant, located near our rail lines, as well as in the transportation of beer for export. We also experienced an increase in transport of paper and forest products as a result of an increase in imports from the United States and Canada due to more competitive prices in this market.

         Growth in our industrial products traffic was offset by a decline of 3.6% in volume primarily due to a decline in the transport of steel products in 2001 caused by a slow-down in domestic production, that reflected declining international steel prices.

         Agro-industrial products. Revenues increased by $5.5 million or 3.4% in 2001 over 2000. This increase was partially attributable to conversion of traffic originated at Tamaulipas from truck to rail transport. We have also enhanced traffic conversion as a result of the development of new railroad infrastructure at key locations. A scheduled increase in tariffs also contributed to our revenue growth in 2001.

         Automotive products. Revenues increased by $11.9 million or 7.5% in 2001 over 2000. This increase was a result of increased transportation of vehicles exported to the United States and Europe from manufacturing plants in Mexico. This increased export traffic included new product launches in the North American and European markets, such as the "PT44 Cruiser" produced by DaimlerChrysler at its Toluca plant beginning in March 2000, the "GMT-800" introduced by General Motors, Volkswagen's new "Beetle" and Nissan's new "Sentra," as well as continued growth in exports of automobiles and trucks to the United States. Another source of revenue growth in 2001 was additional traffic conversion from truck to rail transport, which trend should continue as we open new intermodal facilities near the plants of our major automotive customers. Nonetheless, revenue growth in 2001 was slower than that experienced in 2000 due to decreased demand for exports as a result of the downturn of the U.S. economy over the past year.

         Chemical and petrochemical products. Revenues increased by $9.4 million or 10.5% in 2001 over 2000. Contributing to revenue growth were new petroleum coke traffic for Cemex and new routes for transportation of fuel oil for CFE, the Mexican electric utility, as well as continued conversion from truck to rail transport of products used in the production of plastic during the first half of the year. Such increases in traffic volume, were partially offset by the loss of traffic from PEMEX as a result of its installation of pipelines.

         Intermodal freight. Revenues increased by $3.8 million or 9.8% in 2001 over 2000. This increase was due to a great extent to continued conversion of automotive parts traffic from truck to rail transport. The increase also reflected the positive results in 2001 of conversion projects initiated in 1999 and 2000. We have entered into long-term contracts with a number of our automotive customers to transport auto parts and other products through our new intermodal facilities which we are building near their plants. We expect this additional business to offset part of the impact of the U.S. economic downturn.

         Operating Expenses

         Total operating expenses amounted to $570.5 million for the year ended December 31, 2001, compared to $530.6 million for the year ended December 31, 2000, which represents an increase of 7.5%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

                                                   YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------
                                               2000                          2001
                                   --------------------------      -----------------------
                                                       % OF                          % OF
                                       AMOUNT         REVENUE         AMOUNT       REVENUE
                                     ---------        -------       ---------      -------
                                   (IN THOUSANDS)                 (IN THOUSANDS)
Salaries, wages and employee
   benefits.....................     $ 111,790         16.1%        $ 128,845        17.9%
Purchased services..............       138,453         19.9           147,015        20.4
Fuel............................        67,837          9.8            59,370         8.2
Materials and supplies..........         6,366          0.9             9,349         1.3
Car hire--net...................        46,094          6.6            49,035         6.8
Rents other than car hire.......        44,901          6.5            61,311         8.5
Casualties and insurance........        18,724          2.7            21,560         3.0
Other costs.....................        19,778          2.8            15,670         2.2
Depreciation and amortization...        76,626         11.0            78,345        10.9
                                     ---------         ----         ---------        ----
  Total operating expenses.......... $ 530,569         76.3%        $ 570,500        79.2%
                                     =========         ====         =========        ====

         Salaries, wages and employee benefits. Salary expenses increased 15.2% to $128.8 million in 2001 compared to 2000. The increase was attributable to the annual wage increase payable to our union employees, an increase in other employee benefits that was effective July 1, 2001, an increase in the annual average number of our full-time employees by 1.3% to 3,608 in 2001 from 3,561 in 2000 and the appreciation of the Peso against the Dollar.

         Purchased services. Costs of purchased services increased by $8.6 million or 6.2% in 2001 over 2000. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The increase in the costs of purchased services was attributable to maintenance of cars and the increase in terminal services.

         Fuel. Our fuel expenses decreased 12.5% in the year ended December 31, 2001 compared to the year ended December 31, 2000 primarily due to an 8.8% decrease in the average price of diesel fuel per gallon. This decrease was partially offset by an increase in transport volume.

         Materials and supplies. Costs of materials and supplies consumed in the year ended December 31, 2001 were 46.8% higher than in the year ended December 31, 2000, primarily because we had higher consumption of materials and supplies related to our track maintenance activities.

         Car hire-net. Our car hire expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire costs, net of car hire income, increased by 6.4% in the year ended December 31, 2001 from the year ended December 31, 2000. Our car hire expenses increased primarily because we supplemented our rolling stock by adding car carriers to serve our automotive customers. We have hired U.S. railroad cars since 1998 after we began complying with car hire rules prescribed by the AAR. We expect that net car hire expenses will increase at a slower rate in 2002 due to a lower rate of volume growth.

         Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses increased by $16.4 million or 36.5% in the year ended December 31, 2001 from the year ended December 31, 2000 as we increased the number of long-term leases for new locomotives and cars to provide increased capacity for our network.

         Casualties and insurance. These expenses increased 15.1% in the year ended December 31, 2001 from the year ended December 31, 2000 due to an increase in claims of cargo damage and higher premium rates.

         Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging, travel and state tax, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in the year ended December 31, 2001 mainly due to a decrease of $1.0 million in allowance for doubtful accounts, the elimination of state payroll taxes in 2001 which amounted to $1.0 million in 2000 and one-time reorganization expenses which amounted to $1.7 million, in 2001. The concession duty, which is accounted for under this line item, is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.2% of gross revenues thereafter.

         Depreciation and amortization. Depreciation and amortization expenses in the year ended December 31, 2001 increased by $1.7 million from the year ended December 31, 2000 primarily as a result of additional capital improvements of our lines, new operating capacity, intermodal terminals and ongoing investments.

         Operating Income and Operating Ratio

         Our operating income decreased to $150.1 million in the year ended December 31, 2001 from $164.8 million in the year ended December 31, 2000, representing a decrease of approximately 8.9%, due to the factors described above. Our operating ratio increased to 79.2% for the year ended December 31, 2001 from 76.3% for the year ended December 31, 2000.

         Other Expenses

         Other expense-net. Our other expenses-net decreased by $57.2 million in the year ended December 31, 2001 from the year ended December 31, 2000 due to a one-time profit resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to a gain of $60.7 million.

         Interest expense-net. Interest expense-net for the year ended December 31, 2001 was $82.5 million compared to $107.5 million in the year ended December 31, 2000. Our interest expense-net decreased due to a substantial reduction in debt service as a result of the refinancing of outstanding indebtedness under our senior secured credit facilities, established on June 23, 1997 (the "senior secured credit facilities") through our commercial paper program.

         Exchange gain (loss)-net. We recorded a net foreign exchange gain of $2.8 million in the year ended December 31, 2001 compared with a net foreign exchange loss of $1.4 million in the year ended December 31, 2000. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2001 and 2000, the Dollar depreciated 4.5% and appreciated 1.4%, respectively, relative to the Peso.

         Deferred income tax. Our deferred income tax expense was $2.6 million for the year ended December 31, 2001 compared to a deferred income tax benefit of $17.8 million for the year ended December 31, 2000. We realized a deferred income tax expense in the year ended December 31, 2001 due to the profit recorded from the sale of the redundant La Griega-Mariscala line, which was considered taxable income. The income tax benefit in the year ended December 31, 2000 is a result of several specific provisions of Mexico's income tax law that permit us to amortize the costs of acquiring the concession rights and related assets over a six-year period for income tax purposes and to restate the costs of these assets on an annual basis to reflect the Mexican inflation rate. Our taxes are computed based on our results of operations in Pesos and therefore are affected by the correlation of the Peso-Dollar exchange rate with the Mexican inflation rate and, consequently, the restatement benefit was lower.

         RESULTS OF OPERATIONS OF GRUPO TFM

         Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Consequently, the explanations of our results of the operations apply in all material respects to Grupo TFM's consolidated results of operations for the same period. Following is a description of the additional items unique to Grupo TFM. The minority interest decreased to a loss of $2.3 million in 2002 from a gain of $20.4 million in 2001. This decrease was driven by the reduction in deferred income tax benefits recorded in 2002 compared to 2001. The minority interest component of the consolidated statement of results of operations reflects the 20.0% share of TFM held by the Mexican government. The minority interest increased to $20.4 million in 2001 compared to $10.2 million in 2000. This increase was driven by the improvement in the net income of TFM from $50.8 million in 2000 compared to $102.1 million in 2001.

         See "Item 3D. Risk Factors. Mexican regulatory, political and economic risks associated with emerging market economies could adversely affect our financial condition and results of operations." for information regarding the impact of inflation, foreign currency fluctuations and Mexican governmental policies on our business.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The discussion under "Liquidity and Capital Resources" is presented for TFM only, but applies in all material respects to Grupo TFM. Our business is capital intensive and requires ongoing substantial expenditures for, among other things, improvements to roadway, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system. Our principal sources of liquidity consist of cash flow from operations, existing cash balances, vendor financing and debt financing. In our opinion, our working capital, as of December 31, 2002, is sufficient for our present requirements.

CASH FLOWS FROM OPERATING ACTIVITIES

         We generated positive cash flows from operating activities in the years ended December 31, 2002 and December 31, 2001. Net cash provided by operating activities was $125.2 million for 2002 compared to $120.1 million for 2001. The increase in 2002 resulted mainly from the increase in operating income as well as changes in non-cash items and changes in both operating assets and liabilities as disclosed below. We also generated positive cash flows from operating activities in the years ended December 31, 2001 and 2000 as compared to prior periods. Net cash provided from operating activities was $120.1 million for 2001 compared to $176.7 million for 2000. The decrease resulted from decreases in operating income, changes in both operating assets and liabilities and changes in non-cash items, each of which is more fully described in the following table.

         The following table summarizes cash flows from operating activities for the periods indicated.

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------
                                                                         2000              2001           2002
                                                                       --------          --------       --------
                                                                                      (IN THOUSANDS)
Net income for the period...........................................   $ 50,814          $102,154       $(11,350)
  Depreciation and amortization.....................................     76,626            78,345         81,401
  Amortization of discount on 11.75% senior discount debentures.....     45,665(1)         49,408(1)      23,158
  Deferred income tax (benefit) expense.............................    (17,784)            2,550         32,033
  Provision for doubtful accounts...................................      1,865              (247)           345
  Amortization of deferred financing costs..........................     14,307             3,498          5,140
  Minority interest.................................................                                         (84)
  Loss on sale of property, machinery and equipment--net............     23,203             7,585          6,897
  Gain on transfer of concession rights--net........................                      (60,744)
  Changes in current assets and liabilities.........................    (17,995)          (62,497)       (12,290)
                                                                       --------          --------       --------
Net operating cash flows............................................   $176,701          $120,052       $125,250
                                                                       ========          ========       ========

--------------------
(1) Includes amortization of discount on senior discount debentures and commercial paper.

CASH FLOWS FROM INVESTING ACTIVITIES

         Net cash used in investing activities was $295.3 million in 2002. We made capital expenditures in an aggregate amount of $89.4 million in 2002, consisting mainly of improvements of our rail lines, addition of operating capacity, construction of intermodal terminals and ongoing investments.

         On March 27, 2002, we acquired 100.0% of the outstanding shares of Mexrail, together with the Texas Mexican Railway Company and the northern portion of the international rail bridge at Laredo, for an aggregate purchase price of $64.0 million. The purchase price was paid by crediting a receivable of $20.0 million owed by Grupo TMM to TFM, with the remaining balance of $44.0 being paid to TFM in cash.

         In addition, we acquired the call option shares from FNM and Nafin on July 29, 2002 for an aggregate purchase price of $256.1 million. The $256.1 million purchase price for the call option shares was financed with (1) the net proceeds from the sale of the 2012 senior notes and (2) $85.2 million (based on the applicable Peso-Dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the Mexican government, together with cash from our operations.

         Net cash used in investing activities was $83.2 million in 2001. We made capital expenditures in an aggregate amount of $85.2 million in 2001. Most of our capital expenditures in 2001 related to ongoing projects such as track rehabilitation, construction of operating and intermodal facilities and capitalization of our locomotive overhaul expenses. In addition, in March 2001, the Texas Mexican Railway Company acquired an abandoned 84.5 mile line located between Victoria and Rosenberg, Texas, for an aggregate purchase price of $9.3 million. A significant portion of our capital expenditures is tied to volume of traffic, and is therefore variable to the extent such volumes change. Capital expenditures do not include locomotives or railcars leased through operating leases.

         Net cash used in investing activities in 2000 was $59.8 million. In 2000, we made capital expenditures in an aggregate amount of $66.9 million. Substantially all of these expenditures were for purchases of machinery and equipment. Our capital expenditures were partially offset by sales of machinery and equipment.

CASH FLOWS FROM FINANCING ACTIVITIES

         As of December 31, 2002, cash provided by financing activities amounted to $159.7 million (net) mainly as a result of the issuance of our $180.0 million senior notes due 2012 and the refinancing of our U.S. $310.0 million commercial paper program with our $128.0 million term loan facility and $122.0 million commercial paper program. Our commercial paper program is backed by an irrevocable letter of credit issued by Standard Chartered Bank, New York Branch.

         The net proceeds from the issuance of our 2012 senior notes was $152.9 million (net of discounts, expenses and the cash fee paid to consenting holders of the 2007 senior notes and 2009 debentures in our 2002 consent solicitation). We used the net proceeds to finance a portion of the aggregate purchase price of the call option shares, which was $256.1 million.

         In 2001, cash used in financing activities amounted to $29.4 million mainly as a result of the repayment of $25.0 million in outstanding principal amount under our commercial paper program and the payment of our capital lease obligations.

         Cash used in financing activities in 2000 amounted to $99.4 million. In September 2000, we issued $293.0 million principal amount of commercial paper under our then existing commercial paper program, which is backed by an irrevocable direct-pay letter of credit issued by Westdeutsche Landesbank Girozentrale, S.A., New York Branch. The amount of the commercial paper program was increased to $310.0 million in December 2000.

         The commercial paper was issued at a discount of $5.0 million from its aggregate principal amount, which represented an average interest rate of approximately 6.5%. The proceeds from the sale of the commercial paper were used to prepay the $284.6 million principal amount which was outstanding under our senior secured credit facilities. The deferred financing costs related to the senior secured credit facilities were expensed on a one-time basis in 2000.

         To finance the acquisition by Grupo TFM of our shares and our acquisition of certain railroad assets in connection with the privatization of our rail lines in June 1997, we issued $150.0 million aggregate principal amount of the 2007 senior notes and $443.5 million aggregate principal amount at maturity of the 2009 debentures, both of which are unconditionally guaranteed by Grupo TFM, and established our senior secured credit facilities with a syndicate of financial institutions as lenders. The senior secured credit facilities consisted of a $325.0 million senior term loan and a $150.0 million revolving credit facility. The obligations under the senior secured credit facilities were guaranteed by Grupo TFM and secured by substantially all of the assets of TFM and Grupo TFM. The obligations under the senior secured credit facilities were repaid in full with the proceeds from issuance of commercial paper under our then existing commercial paper program, and the liens on our assets were released at that time.

         We believe that cash flow from operations, existing cash balances and vendor financing will be sufficient to provide for our liquidity needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS

         The following table outlines our obligations for payments under our indebtedness, capital leases and operating leases for the periods indicated using balances as of December 31, 2002:

                     (Figures in thousands of U.S. Dollars)

          INDEBTEDNESS(1)                         2003          2004           2005       THEREAFTER       TOTAL
          ------------                            ----          ----           ----       ----------       -----
Senior discount debentures due 2009.......     $   54,796    $    54,796    $   54,796    $   645,243    $   809,632
Commercial paper program..................          4,332        125,069             0              0        129,401
Term loan facility........................         23,553         40,337        38,835         37,320        140,046
Senior notes due 2007.....................         16,167         16,167        16,167        174,251        222,752
Senior notes due 2012.....................         23,659         23,659        23,659        310,126        381,104
Capital leases............................            298            298           298          1,248          2,142
                                               ----------    -----------    ----------    -----------    -----------
         TOTAL INDEBTEDNESS...............     $  122,805    $   260,326    $  133,755    $ 1,168,188     $1,685,077
                                               ==========    ===========    ==========    ===========    ===========

          OPERATING LEASES(2)                     2003          2004           2005       THEREAFTER       TOTAL
          ----------------                        ----          ----           ----       ----------       -----
Locomotives...............................     $   28,720    $    28,720    $   28,720    $   379,291    $   465,451
Railcars..................................         32,830         18,064        12,504         70,239        133,637
                                               ----------    -----------    ----------    -----------    -----------
         TOTAL OPERATING LEASES...........     $   61,550    $    46,784    $   41,224    $   449,530    $   599,088
                                               ==========    ===========    ==========    ===========    ===========

-----------------
(1)  These amounts include principal and interest payments.

(2)  These amounts include the minimum lease payments.

Following is a discussion of the terms of the contractual obligations outlined above.

         12.50% senior notes due 2012

         TFM issued the 2012 senior notes on June 13, 2002. The 2012 senior notes are denominated in Dollars, bear interest semiannually at a fixed rate of 12.50% and mature on June 15, 2012.

         The 2012 senior notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2012 senior notes are redeemable, at TFM's option, in whole or in part, on or after June 15, 2007, subject to certain limitations, at any time in the event of certain changes in Mexican tax law, and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

                                         REDEMPTION
YEAR                                       PRICE
----                                     ----------
2007...................................   106.250%
2008...................................   104.167%
2009...................................   102.083%
2010 and thereafter....................   100.000%

         11.75% senior discount debentures due 2009

         Our 2009 debentures, denominated in Dollars, were issued in June 1997 at a substantial discount from their principal amount of $443.5 million, and no interest accrues on the 2009 debentures until June 15, 2002. The 2009 debentures will mature on June 15, 2009. The discounted offering price of the 2009 debentures represents a fixed yield to maturity of 11.75%, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the 2009 debentures is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The 2009 debentures are redeemable, at our option, in whole or in part, on or after June 15, 2002 and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

                                               SENIOR DISCOUNT
                                                 DEBENTURE
YEAR                                          REDEMPTION PRICE
----                                          ----------------
2002........................................      105.8750%
2003........................................      102.9375%
2004 and thereafter.........................      100.0000%

         The 2009 debentures are also redeemable at our option, subject to certain limitations, in the event of certain changes in Mexican tax law. The 2009 debentures are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM and are senior in right of payment to all future subordinated indebtedness of TFM. The 2009 debentures are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

         10.25% senior notes due 2007

         We issued the 2007 senior notes in June 1997. The 2007 senior notes are denominated in Dollars, bear interest semiannually at a fixed rate of 10.25% and mature on June 15, 2007. The 2007 senior notes are not redeemable at our option except, subject to certain limitations, in the event of certain changes in Mexican tax law.

         The 2007 senior notes are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2007 senior notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

         New bank facilities

         On September 19, 2000 we established a two-year U.S. commercial paper program in the amount of $290.0 million supported by a letter of credit. The commercial paper program was backed by an irrevocable direct-pay letter of credit issued by Westdeutsche Landesbank Girozentrale, S.A., New York Branch. The commercial paper program was established pursuant to a credit agreement, dated as of September 19, 2000, among TFM, Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as issuing bank, Chase Securities Inc., as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank, as administrative agent, and the several banks parties thereto. The commercial paper program was first amended by the Amendment and Joinder Agreement, dated as of December 5, 2000, in order to increase the amount of the commercial paper program from $290.0 million to $310.0 million. The commercial paper program was amended again by the Second Amendment, dated as of September 25, 2001, in order to conform the time period of the restricted payments covenant to that of the indentures for our existing notes.

         On September 17, 2002, we entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250.0 million in order to refinance our U.S. $310.0 million commercial paper program. One of the facilities consists of a two-year commercial paper program in the amount of $122.0 million, which is supported by a letter of credit issued under the term loan facility. The new commercial paper program allows us to drawdown advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper program rank pari passu with our other senior unsecured indebtedness. The commercial paper program contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales.

         The other loan facility is a four-year term loan in the amount of $128.0 million. The term loan facility is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank pari passu with our other senior unsecured indebtedness. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. We used approximately $60.0 million of the proceeds of the new bank facilities to retire our U.S.$310.0 million commercial paper program which resulted in an overall reduction of our outstanding level of debt. As of December 31, 2002, there was $122.0 million outstanding under the commercial paper program and $128.0 million outstanding under the term loan facility.

         The credit agreements relating to our new bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the 2007 senior notes and the 2009 debentures, including certain financial covenants which require us to maintain specified financial ratios. The notes issued under our current $122.0 million commercial paper program have maturities of up to 360 days.

         On May 2, 2003 the credit agreements relating to our new bank facilities were amended in order to defer scheduled "stair step" increases in the interest coverage and leverage coverage maintenance ratios under the agreements to keep them in line with our expected financial results for the periods underlying both credit agreements.

         Covenants

         The indentures governing our securities and the credit agreements governing our commercial paper program and term loan facility contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. As of December 31, 2002, we were in compliance with these covenants. A breach of any of these covenants may result in a default under the respective indenture or the credit agreement. If we fail to comply with these restrictive covenants, our obligation to repay the relevant indebtedness may be accelerated. In addition, a default under these covenants could affect our ability to refinance our existing indebtedness.

         Capital leases

         We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreement at a specified price.

         Operating leases

         Locomotive operating leases

         In May 1998 and September 1999, we entered into two locomotive operating lease agreements, which allow TFM to maintain a state-of-the-art and efficient fleet of locomotives, each operating lease covering 75 locomotives, which expire at various times over the next 18 and 19 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

         Railcar operating leases

         We lease certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 3 to 15 years.

         Fuel purchase agreement

         On December 19, 1997, we entered into a fuel purchase agreement with PEMEX Refinacion, under which TFM has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party with a written notification upon three months notice.

         Locomotive maintenance agreements

         We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration, which enables our locomotives to operate in the United States through interchanges with U.S. railroads.

         Our locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

         Track maintenance and rehabilitation agreement

         In May 2000, we entered into a track maintenance and rehabilitation agreement which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of our Celaya-Lazaro Cardenas line, which extends approximately 350 miles. The agreement contains standard provisions for this type of operating agreement.

         Sale of mexrail

         In May 2003, we sold 51.0% of our interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million, leaving us with a 49.0% interest in Mexrail. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM. The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo.

         Grupo TFM Call option

         The principal shareholders exercised the call option and appointed TFM as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. The acquisition was consummated on July 29, 2002, and the purchase price was $256.1 million. As a result of the acquisition of the call option shares, TFM expects to achieve financial benefits and reduce the Mexican government's ownership and involvement in its business. TFM financed the purchase price for the call option shares with (1) the net proceeds from the sale of the 2012 senior notes and (2) $85.2 million (based on the applicable Peso-Dollar exchange rate as of July 29, 2002) payable to TFM by the Mexican government as a result of its transfer of a redundant portion of its track to the Mexican government, together with cash from TFM's operations.

         Mexican government's put option

         The Mexican government has the right to sell its 20.0% equity interest in TFM by October 31, 2003 in a public offering. If a public offering of TFM shares does not occur by that date, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original Peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation. There is no assurance that Grupo TFM, Grupo TMM or KCS will have sufficient funds to acquire the Mexican government's interest. See "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM."

         See also "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM."

CAPITAL EXPENDITURES

         We made capital expenditures of $89.4 million, representing 12.5% of our transportation revenues, in 2002. We made capital expenditures of $8.7 million, representing 5.2% of our transportation revenues, for the quarter ended March 31, 2003. In 2002, our capital expenditures were $35.8 million primarily for the rehabilitation of our route between Mexico City and Lazaro Cardenas, among other rail lines, $5.3 million for the construction of the Sanchez freight yard, $6.6 million for the construction of the Monterrey Intermodal Terminal and $8.0 million for the construction of the Toluca Intermodal Terminal. We expect to make capital expenditures in each of 2003 and 2004 in an amount up to approximately $66.0 million and $75.0 million, respectively. These capital expenditures include the expenses we expect to incur for the rehabilitation and improvement of our secondary rail lines and the construction of new intermodal terminals near the manufacturing plants of our automotive customers. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not applicable.

D.       TREND INFORMATION

         We have a substantial amount of debt and significant debt service obligations. Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements in the future. Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-Dollar exchange rate and benchmark money market rates in Pesos and Dollars, beyond our control.

         We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us.

         We face significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling. Under the proposed rules issued by the U.S. Department of Transportation, it was expected that the U.S. border would have been opened to Mexican carriers in 2002. However, in January 2003, a coalition of environmental, consumer and labor groups brought legal action against the U.S. Department of Transportation alleging that the proposed rules violated federal environmental laws due to the failure of the U.S. Department of Transportation to adequately review the impact on U.S. air quality once Mexican carriers were allowed to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. In April 2003, the Ninth Circuit of the U.S. Court of Appeals in San Francisco upheld a prior ruling which required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the Clean Air Act requirements. The matter has now been remanded to the U.S. Department of Transportation so that it may prepare the required Environmental Impact Statement and ensure conformity with the Clean Air Act. Since a key element of our business strategy is to recapture market share lost to the trucking industry, our inability to successfully convert traffic from truck to rail transport would materially impair our ability to achieve our strategic objectives. See "Item 3D. Risk Factors. Significant competition from trucks and other railroads, as well as limited competition from the shipping industry, could adversely affect our future financial performance."

E. OFF-BALANCE SHEET ARRANGEMENTS

         Not applicable.

F.       TABULAR DISCLOSURE

         Not applicable.

G.       SAFE HARBOR

         Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         TFM's Estatutos Sociales (by-laws), provide that its board of directors shall consist of eight directors and their respective alternates. TFM's Class I and Class II shareholders (Grupo TFM) elect seven directors and their corresponding alternate directors, and TFM's Class III shareholders (the Mexican government) elect one director and its alternate director. The Mexican government is TFM's sole Class III shareholder. Its director serves only as long as the Mexican government retains its TFM shares. TFM's board of directors is responsible for the management of TFM. The members of the board of directors are elected annually.

         The members of the board of directors of TFM and their principal occupations are as follows:

           NAME                                   PRINCIPAL OCCUPATION
---------------------------  -----------------------------------------------------------
Jose Serrano Segovia.......  Chairman and Chief Executive Officer of Grupo TMM
James R. Jones.............  Director of KCS
Michael R. Haverty.........  Chairman, President and Chief Executive Officer of KCS
Gerald K. Davies...........  Executive Vice President and Chief Operating Officer of KCS
Javier Segovia Serrano.....  President of Grupo TMM
Ramon Serrano Segovia......  Vice Chairman of Grupo TMM
Horacio Reyes Guzman.......  Corporate Planning Director of Grupo TMM

         The alternate directors of TFM are Enrique Martinez Sanchez, Jay M. Nadlman, Ronald G. Russ, Jerry W. Heavin, Gerardo Primo Ramirez, Jose Manuel Munoz Arteaga and Juan Fernandez Galeazzi.

         Grupo TFM's by-laws provide that Grupo TFM's board of directors shall consist of seven directors and their respective alternates. Grupo TFM's Series A shareholders elect four directors and their corresponding alternates. Grupo TFM's Series B shareholder elects three directors and their corresponding alternates. Grupo TFM's board of directors is responsible for the management of Grupo TFM. The members of the board of directors are elected annually.

         The members of the board of directors of Grupo TFM and their principal occupations are as follows:

           NAME                                   PRINCIPAL OCCUPATION
---------------------------  -----------------------------------------------------------
Jose Serrano Segovia.......  Chairman and Chief Executive Officer of Grupo TMM
James R. Jones.............  Director of KCS
Michael R. Haverty.........  Chairman, President and Chief Executive Officer of KCS
Gerald K. Davies...........  Executive Vice President and Chief Operating Officer of KCS
Javier Segovia Serrano.....  President of Grupo TMM
Ramon Serrano Segovia......  Vice Chairman of Grupo TMM
Jacinto Marina Cortes......  Director and Chief Financial Officer of Grupo TMM

         The alternate directors of Grupo TFM are Horacio Reyes Guzman, Jay M. Nadlman, Ronald G. Russ, Jerry W. Heavin, Gerardo Primo Ramirez, Jose Manuel Munoz and Juan Fernandez Galeazzi.

JOSE SERRANO SEGOVIA

         Mr. Serrano was elected in 1997. Mr. Serrano is also Chairman and Chief Executive Officer of Grupo TMM, Chairman of the Executive Committee of the Texas Mexican Railroad Company, Chairman of the board of directors of Grupo TFM and also serves as a member of the board of directors of various Mexican companies, including Grupo Financiero Invermexico and the Mexican Businessmen's Council. In the past, Mr. Serrano has served as Chairman of the board of directors of Grupo Anahuac, S.A. de C.V. as well as Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company.

JAMES R. JONES

         Mr. Jones was elected in 2001. Mr. Jones has been a director of KCS since 1997. He is Special Counsel to the firm of Manatt, Phelps & Phillips. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Mr. Jones served as a member of the U.S. Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon
B. Johnson. Mr. Jones is also a director of Anheuser-Busch and Grupo Modelo, S.A. de C.V.

MICHAEL R. HAVERTY

         Mr. Haverty was elected in 1997. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

GERALD K. DAVIES

         Mr. Davies was elected in 2002. Mr. Davies joined KCSR in January 1999 and has served as a Director of KCSR since November 1999. Prior to joining KCSR, Mr. Davies served as the Executive Vice President of Marketing of the Canadian National Railway from 1993 through 1998. Mr. Davies has also held senior management positions with BNSF and CSX Transportation, Inc.

JAVIER SEGOVIA SERRANO

         Mr. Segovia was elected in 1997. Mr. Segovia has served as President of Grupo TMM since 1999 and has served in various executive positions with companies owned by Promotora Servia, S.A. de C.V. since 1987. He served as President of Grupo Servia, Chief Financial Officer of Hules Mexicanos, S.A. de C.V. and as Chief Executive Officer of Electropura.

RAMON SERRANO SEGOVIA

         Mr. Serrano was elected in 1997. He also serves as Vice Chairman of the board of directors of Grupo TMM and has served as the Vice Chairman of Grupo Servia. Mr. Serrano is an independent investor and holds several investments related to agrobusiness.

HORACIO REYES GUZMAN

         Mr. Reyes was elected in 2001. Mr. Reyes has also served as Planning Director of Grupo TMM since 1999. Prior to joining TFM, Mr. Reyes worked for a consulting firm focusing on strategic planning and also worked in the financial and planning sector for various Mexican multinational companies engaged in industry and tourism, including Cementos Anahuac, S.A. de C.V. Mr. Reyes has also been a member of the board of directors of the Texas Mexican Railway Company.

JACINTO MARINA CORTES

         Mr. Marina was elected as a member of the board of directors of Grupo TFM in 1997 and also serves as a member of the Executive Committee and Executive Finance Committee of TFM. He has served as Chief Financial Officer of Grupo TMM since 1994, a director of Grupo TMM since 1992 and as Chief Financial Officer of TFM and Grupo TFM since May 2003. He has also served in various other positions with Grupo TMM since 1991. Mr. Marina previously served as Executive Officer of several other Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

         At a shareholders' meeting held on July 30, 2002, the holders of the Class I, II and III shares elected the directors of TFM and Grupo TFM for a term ending on December 31, 2002. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders' meeting.

         Jose Serrano Segovia, who is a member of TFM's and Grupo TFM's board of directors, is a brother of Ramon Serrano Segovia, who is a member of TFM's and Grupo TFM's board of directors.

         Javier Segovia Serrano, a member of TFM's and Grupo TFM's board of directors, is the nephew of both Jose Serrano Segovia and Ramon Serrano Segovia.

EXECUTIVE COMMITTEE AND EXECUTIVE FINANCE COMMITTEE

         Under the by-laws of TFM and Grupo TFM, the holders of TFM Class I and Class II shares are entitled to elect a four-member Executive Committee, and corresponding alternates, to assist the board of directors in the management of the company. The members of each of the Executive Committees of TFM and Grupo TFM are Javier Segovia Serrano, Jacinto Marina Cortes, Michael R. Haverty and Gerald K. Davies.

         The board of directors of TFM has appointed a two-member Executive Finance Committee to serve in an advisory role to the Chief Financial Officer of TFM. The members of the Executive Finance Committee are Jacinto Marina Cortes and Ronald G. Russ.

OFFICERS

         The officers of each of TFM and Grupo TFM serve at the discretion of each company's respective board of directors. The executive officers of TFM and Grupo TFM and their titles are as follows:

            NAME                                           TITLE
--------------------------------------    -------------------------------------------
Mario Mohar Ponce.....................    Chief Executive Officer
Jacinto Marina Cortes.................    Chief Financial Officer
Jorge Licon...........................    Chief Operating Officer
Juan Ignacio Lopez Fernandez..........    Executive Vice President--Commercial
Juan Vergara Kuri.....................    Director of Human Resources
Pedro Cabrera.........................    Director of Labor Relations
Marco Flavio Rigada Soto..............    General Counsel
Jose Jorge Masvidal Flores............    Director of Information Technology
Guillermo Gutierrez Muro..............    Internal Audit Director
Enrique Alvarez de la Borbolla........    Customer Services Director
Frank P. Hernandez                        Vice President--Operations Support
Cesar Polack Belaunde.................    Chief Engineer
Carlos Aguilar........................    Administrative Director (Controller)
Leon Ortiz............................    Treasurer
Federico Diaz Page....................    Vice President--Planning and Service Design
Ernesto G. Fernandez..................    Chief Mechanical Officer
Manuel V. Zulaica.....................    Chief Transportation Officer
Jorge Manuel Marquez Abreu............    Planning and Marketing Director
Carlos Ignacio Porragas Gonzalez......    Vice President--Sales
Guillermo Maafs.......................    Revenue Management Director
Dan Beers.............................    Vice President--Intermodal and Automotive
James Kniestedt.......................    Vice President--Security and Railroad Police

MARIO MOHAR PONCE, CHIEF EXECUTIVE OFFICER

         Mr. Mohar joined us in November 1996. Mr. Mohar has over 12 years of experience in the Mexican transportation industry in a variety of positions. Mr. Mohar founded Kingsley de Mexico and was its Chief Executive Officer from March 1994 until joining us. From November 1990 to February 1994, Mr. Mohar served as Chief Operating Officer of Grupo TMM. Prior to joining Grupo TMM, Mr. Mohar was Chief Executive Officer of Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company. Mr. Mohar is also the President and Chief Executive Officer of the Texas Mexican Railway Company.

JACINTO MARINA CORTES, CHIEF FINANCIAL OFFICER

         Mr. Marina was elected as a member of the board of directors of Grupo TFM in 1997 and also serves as a member of the Executive Committee and Executive Finance Committee of TFM. He has served as Chief Financial Officer of Grupo TMM since 1994, a director of Grupo TMM since 1992 and as Chief Financial Officer of TFM and Grupo TFM since May 2003. He has also served in various other positions with Grupo TMM since 1991. Mr. Marina previously served as Executive Officer of several other Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

JORGE LICON, CHIEF OPERATING OFFICER

         Mr. Licon joined us in November 1997. Prior to assuming his position as Chief Operating Officer in January 1999, Mr. Licon received training in U.S. railroad practices at KCSR and TFM. Mr. Licon has 11 years of experience as a general manager with various Mexican companies, including Grupo Cifra, S.A. de C.V. and Grupo San Isidro, S.A. de C.V.

JUAN IGNACIO LOPEZ FERNANDEZ, EXECUTIVE VICE PRESIDENT--COMMERCIAL

         Mr. Lopez joined us in March 1997. Mr. Lopez was with Grupo TMM for four years prior to joining us, serving in various positions, including Director of Sales and Customer Service and, from 1995 to 1997, as Director of Strategic Planning and Alliances.

JUAN VERGARA KURI, DIRECTOR OF HUMAN RESOURCES

         Mr. Vergara joined us in December 1997. Mr. Vergara has 17 years of experience in human resources, having served in various positions in Mexico for Ford Motor Company, Eastman Kodak, DaimlerChrysler and VISA.

PEDRO CABRERA, DIRECTOR OF LABOR RELATIONS

         Mr. Cabrera joined us in December 1997. Mr. Cabrera has more than 30 years of experience in human resources and labor relations, including having served as Legal and Labor Relations Sub-Director for FNM from 1994 to 1995 and as a Human Resources Labor Relations Consultant for Panamerican Protection Services from 1995 to 1996. Prior to joining us, Mr. Cabrera operated his own consulting company, Cabrera Vazquez y Asociados.

MARCO FLAVIO RIGADA SOTO, GENERAL COUNSEL

         Mr. Rigada rejoined TFM in November 2002. Mr. Rigada has 12 years of legal experience having served in various positions in Mexico, both in the public and private sectors. He rendered his services at the Ministry of Transportation, Goodrich Riquelme and Associates, a corporate law firm, and TFM. Mr. Rigada was also Head of Negotiations and Litigation of the Mexican Mission to the World Trade Organization in Geneva, Switzerland, dealing with the areas of services, foreign investment and e-commerce, among others.

JOSE JORGE MASVIDAL FLORES, DIRECTOR OF INFORMATION TECHNOLOGY

         Mr. Masvidal joined TFM in March 2002. Mr. Masvidal's experience includes three years in a venture capital firm focused on technology in which he served as Managing Director for Mexico. Prior to working in venture capital, Mr. Masvidal spent nine years at McKinsey where he was a principal in the Mexico City office and his focus was on technology, telecommunications, energy and several industrial sectors. Mr. Masvidal has significant experience in strategy, information technology, logistics, optimization, and manufacturing.

GUILLERMO GUTIERREZ MURO, INTERNAL AUDITOR DIRECTOR

         Mr. Gutierrez joined us in February 1998. Mr. Gutierrez has over 38 years of experience in finance, having served in various positions for the IBM Corporation for 17 years. Mr. Gutierrez served in various top management finance positions for IBM in Mexico City and at IBM's headquarters in the United States. He also worked eight years for Citibank, where he served as Vice President for Financial Control for the Panamex Region in Mexico City and as Vice President for Financial Control for the Latin America Investment Bank in New York.

ENRIQUE ALVAREZ DE LA BORBOLLA, CUSTOMER SERVICES DIRECTOR

         Mr. Alvarez joined us in May 1997. He has 20 years of experience in customer service in the transportation industry. Prior to joining us, he worked for Mexico's federal Airports Administration, Continental Airlines Co., and Mexicana de Aviacion, S.A., as director for customer service, quality assurance, continuous improvement processes and service design.

FRANK P. HERNANDEZ, VICE PRESIDENT--OPERATIONS SUPPORT

         Mr. Hernandez joined us in April 1997. Mr. Hernandez has over 30 years of experience in the railroad industry. Prior to joining us, he worked for BNSF, holding a number of high level management positions in operations. Mr. Hernandez also serves as our designated technical expert and represents us before various Mexican regulatory agencies, as well as FRA and AAR technical committees in the United States.

CESAR POLACK BELAUNDE, CHIEF ENGINEER

         Mr. Polack joined us in April 2003. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the United States. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A., participating in power and industrial projects in Mexico, Ecuador and Chile.

CARLOS AGUILAR, ADMINISTRATIVE DIRECTOR (CONTROLLER)

         Mr. Aguilar joined us in March 1997. From 1993 to March 1997, Mr. Aguilar served as Corporate Controller for Grupo TMM. From 1990 to 1993, Mr. Aguilar served as Administrative Director of Tecomar, S.A. de C.V., a Mexican shipping company, now owned by Grupo TMM. In addition, Mr. Aguilar served as Controller for more than 10 years at Hules Mexicanos, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

LEON ORTIZ, TREASURER

         Mr. Ortiz joined us in August 1996 as our Financial Director and Treasurer. Prior to joining us, Mr. Ortiz was with Grupo TMM for five years, serving as its Tax Manager in Mexico and as Financial Director based in Germany.

FEDERICO DIAZ PAGE, VICE PRESIDENT--PLANNING AND SERVICE DESIGN

         Mr. Diaz joined us in July 1997. Mr. Diaz has 12 years of experience in the field, having served in various positions in Mexico for Ford Motor Company, International Consultants, S.A. and Engineering Developments, S.A. in the design and procurement areas.

ERNESTO G. FERNANDEZ, CHIEF MECHANICAL OFFICER

         Mr. Fernandez joined us in September 1999. In 1980, he joined Tiger Leasing Group (now known as Grupo Quadrum), serving as Executive Vice President of the Rail Car Division of that corporation in Mexico City. In 1993, Mr. Fernandez joined Grupo FYL, S.A. de C.V. ("Grupo FYL"), which provides support services to the Mexican rail industry. From 1996 until joining us, Mr. Fernandez served as President of Grupo FYL's Progress Rail Subsidiaries in Mexico.

MANUEL V. ZULAICA, CHIEF TRANSPORTATION OFFICER

         Mr. Zulaica joined us in May 2000. Mr. Zulaica has over 11 years of experience in the railroad industry, having worked in various positions in the United States, Canada and Mexico for the Canadian Pacific Railroad.

JORGE MANUEL MARQUEZ ABREU, PLANNING AND MARKETING DIRECTOR

         Mr. Marquez joined us in May 2002. Prior to joining us Mr. Marquez was Director of Operations of Grupo Telefonica in Mexico for two years, where he headed the initiative for logistics and transportation technology tools. Prior to working at Grupo Telefonica, Mr. Marquez was Deputy Director of Operative Evaluation at Grupo TMM for four years.

CARLOS IGNACIO PORRAGAS GONZALEZ, VICE PRESIDENT--SALES

         Mr. Porragas joined us in July 2001. Mr. Porragas has more than 11 years of experience in the areas of strategic planning, marketing, commercialization, operations and investments. Prior to joining us, Mr. Porragas was Investment Director for Baring Private Equity Partners, a private equity fund sponsored by the ING Group. Mr. Porragas also served as both a marketing manager and a commercial manager at Monsanto Company.

GUILLERMO MAAFS, REVENUE MANAGEMENT DIRECTOR

         Mr. Maafs joined us in May 2002. Before joining us, he worked for five years in various management positions with Grupo TMM and Grupo Servia. Mr. Maafs has 13 years of experience in the transportation industry, including serving in management positions with the airline Mexicana de Aviacion.

DAN BEERS, VICE PRESIDENT--INTERMODAL AND AUTOMOTIVE

         Mr. Beers joined us in 1997. Prior to joining us, Mr. Beers served two years as Vice President for Marketing and Sales of the Texas Mexican Railway Company. Prior to holding that position, he served as Vice President of International and Domestic Intermodal Sales for the Southern Pacific Railroad.

JAMES KNIESTEDT, VICE PRESIDENT--SECURITY AND RAILROAD POLICE

         Mr. Kniestedt joined us in September 2002. Mr. Kniestedt has more than 17 years of security experience. He has served as director of security for various Mexican companies, including GRUMA, S.A. de C.V. and Cydsa Corporativo, S.A. de C.V. Prior to holding these positions, Mr. Kniestedt served in Special Operations of the U.S. government.

B        COMPENSATION

         For the year ended December 31, 2002, the aggregate compensation TFM and Grupo TFM paid to their directors, alternate directors and executive officers for services in all capacities was approximately $5.0 million.

         We have established an annual bonus compensation program for our top management, based on the performance results of TFM and the contribution of each individual participant. The aggregate compensation disclosed above for 2002 reflects all bonuses paid under the program in 2002.

PENSION, RETIREMENT OR SIMILAR BENEFITS

         Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Beginning in 2002, we recognized seniority premiums based on actuarial computations. As of December 31, 2001 and 2002, we had accrued $1.48 million and $0.78 million, respectively, to provide seniority premiums. Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with Mexican federal law, are charged to the statement of income in the year in which they become payable. See note 2 to our Financial Statements.

C.       BOARD PRACTICES

         See "Item 6A. Directors and Senior Management" above. None of the directors of TFM or Grupo TFM has any type of arrangement with either TFM or Grupo TFM whereby such director would receive benefits upon termination of employment.

AUDIT COMMITTEE

         The Audit Committee of TFM and Grupo TFM was appointed by the board of directors in 1998. The members of the Audit Committee are Javier Segovia Serrano, a member of TFM's board of directors and President of Grupo TMM, Lydia Velasco, certified public accountant, and Louis G. Van Horn, KCS' Vice President and Comptroller. The Chief Executive Officer and the Chief Financial Officer of TFM attend meetings of the Audit Committee by invitation. The Audit Committee meets at least once per year. Its responsibilities include the following:

         - Independent Public Accountants. Review and approve the external audit plan and fees, and significant items and developments in accounting and financial reporting.

         - Internal Audit. Review the audits performed and significant issues, approve the internal audit plan and review the status of ongoing audits.

         - Report of Management. Review management's report of financial results.

         In addition, the Audit Committee evaluates the performance and independence of the independent accountants and the quality of the internal audit. TFM and Grupo TFM do not have a remuneration committee.

D.       EMPLOYEES

         Effective in July 2001, our labor agreement covering 70.0% of our workforce was renewed for a two-year term ending in 2003. Under Mexican law, the compensation terms of that labor agreement are subject to renegotiation on an annual basis. All other terms of the labor agreement are to be renegotiated every two years. The labor agreement establishes a labor regime under which we have significantly increased operating flexibility as compared with that of FNM, thereby allowing us to compete effectively with other rail carriers and the trucking sector and to react to changing economic and market conditions. In addition to the labor agreement, our relationship with our employees is regulated by the Ley Federal del Trabajo (the Federal Labor Law).

         We believe that the labor agreement provides us with operating flexibility comparable to that enjoyed by most major U.S. railroads. The labor agreement affords us flexibility with respect to the implementation of our business strategy by allowing us:

         - to select and promote workers based on their qualifications and performance;

         -   to allocate workers as needed; and

         -   to reward workers based on merit.

         We reduced the number of our full-time employees from 3,508 at the end of 1998 to 3,346 at the end of 1999. In 2000, the number of our full-time employees increased to 3,613 due to the growth of our traffic volumes. In 2001, we reduced the number of our full-time employees to 3,568. As of December 31, 2002 we had 3,371 full-time employees. We believe that streamlining our labor force has helped us to contain our costs and increase revenues without adversely affecting operations. We hired most of our workers from among the former employees of FNM.

E.       SHARE OWNERSHIP

         None of the executive officers or directors of TFM or Grupo TFM owns any shares of TFM or Grupo TFM, and no arrangement exists between TFM or Grupo TFM and its employees that involves the issue or grant of options or shares or securities of TFM or Grupo TFM.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

TFM

         The following table sets forth information with respect to the ownership of TFM's Series A Shares, without par value, and TFM's Series B Shares, without par value. The Series A Shares and the Series B Shares are subdivided into Classes I, II and III. At all times, Class I Series A Shares and Class I Series B Shares must represent 51.0% of the capital of TFM, Class II Series A Shares and Class II Series B Shares must represent 29.0% of the capital of TFM, and Class III Series A Shares and Class III Series B Shares must represent 20.0% of the capital of TFM.

                                             SERIES A SHARES               SERIES B SHARES                   TOTAL
                                        --------------------------   --------------------------    -------------------------
            SHAREHOLDER                   SHARES           PERCENT      SHARES          PERCENT        SHARES        PERCENT
            -----------                 -----------        -------   ------------       -------    -------------     -------
Grupo TFM (Class I).................    359,975,150          51.0%    345,858,478         51.0%      705,833,628       51.0%
Grupo TFM (Class II)................    204,691,752          29.0     196,664,624         29.0       401,356,376       29.0
Mexican government (Class III)......    141,166,725          20.0     135,630,776         20.0       276,797,501       20.0
                                        -----------        ------     -----------        -----     -------------     ------
   Total............................    705,833,627         100.0%    678,153,878        100.0%    1,383,987,505      100.0%
                                        ===========        ======     ===========        =====     =============      =====

         The Series A Shares can be held only by individuals or companies of Mexican nationality. The Series B Shares can be held by individuals or companies of Mexican and non-Mexican nationality.

         The Class I and Class II Series A Shares and the Class I and Class II Series B Shares are entitled to elect seven of TFM's eight directors, and their corresponding alternate directors. The Class III Series A Shares and Class III Series B Shares are entitled to elect one of TFM's eight directors, and his or her alternate director. The voting rights attached to the Class III Shares are limited to the following matters:

         -   extension of TFM's corporate life;

         -   anticipated dissolution of TFM;

         -   change in TFM's corporate purpose;

         -   change in TFM's nationality;

         -   change in the form of entity of TFM;

         -   merger or spin-off of TFM;

         - granting of any guaranty for obligations of third parties not made in TFM's ordinary course of business;

         - extension of credit to third parties not made in TFM's ordinary course of business;

         - acquisitions not in furtherance of TFM's corporate purpose and not made in TFM's ordinary course of business for an amount exceeding $1.0 million;

         - cancellation or call by TFM of any series or subseries of shares where the Class III shareholders have any interest;

         - cancellation of the registration of the shares issued by TFM with the Special Section of the National Registry of Securities and Intermediaries maintained by Mexico's National Banking and Securities Commission or any other stock exchange where Class III shares are registered; and

         - election of the director of TFM appointed by holders of the Class III shares.

         Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon holders any right to preferred dividends.

GRUPO TFM

         The following table sets forth information with respect to the ownership of Grupo TFM's Series A Shares, without par value, Grupo TFM's Series B Shares, without par value, and Grupo TFM's Series L-2 Shares, without par value:

                                      SERIES A SHARES       SERIES B SHARES       SERIES L-2 SHARES            TOTAL
                                    -------------------  -------------------    -------------------    --------------------
SHAREHOLDER                          SHARES     PERCENT    SHARES    PERCENT     SHARES     PERCENT     SHARES      PERCENT
-----------                         ---------   -------  ---------   -------    ---------   -------    ----------   -------
Grupo TMM, S.A. de C.V. (1) ..      3,868,401    100.0%          -        -             -        -      3,868,401     38.5%

Kansas City Southern(2) ......              -        -   3,716,699    100.0%            -        -      3,716,699     36.9

TFM, S.A. de C.V. (3).........                                                  2,478,470    100.0%     2,478,470     24.6
                                    ---------    -----   ---------    -----     ---------    -----     ----------    -----
  Total.......................      3,868,401    100.0%  3,716,699    100.0%    2,478,470    100.0%    10,063,570    100.0%
                                    =========    =====   =========    =====     =========    =====     ==========    =====

-----------------------------
(1) Grupo TMM holds its interest indirectly through a subsidiary, TMM Multimodal. The figure includes 83,886 shares purchased from Grupo Servia at the end of 2000.

(2) KCS holds its interest indirectly through a subsidiary, Caymex, which in turn holds its interest indirectly through its subsidiary, NAFTA Rail, S.A. de C.V.

(3) TFM acquired the Mexican government's 24.6% equity interest on July 29, 2002.

         Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM Multimodal at the end of 2000. As a result, Grupo TMM indirectly owns 51.0% of Grupo TFM's unrestricted voting shares, giving Grupo TMM voting control of Grupo TFM. Beginning on December 31, 2000, Grupo TFM's financial statements were consolidated with the financial statements of Grupo TMM and its consolidated subsidiaries. Grupo TMM is controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 46.5% of Grupo TMM's Series A Shares.

         The Grupo TFM Series A Shares are entitled to elect four of Grupo TFM's eight directors, and their corresponding alternate directors. The Grupo TFM Series A Shares can be held only by individuals or companies of Mexican nationality or companies which are majority-owned by individuals or companies of Mexican nationality.

         The Grupo TFM Series B Shares are entitled to elect three of Grupo TFM's eight directors, and their corresponding alternate directors. The Grupo TFM Series B Shares, as well as any other series of shares (other than the Series A shares) issued at a Grupo TFM shareholders meeting, can be held by individuals or companies of Mexican or non-Mexican nationality, except for foreign governments or states.

         Grupo TFM Series L-2 Shares do not confer upon holders any right to preferred dividends. Pursuant to the by-laws of Grupo TFM, the voting rights attached to the Grupo TFM Series L-2 Shares shall be limited to the following matters:

         -   extension of the corporate life of Grupo TFM;

         -   anticipated dissolution of Grupo TFM;

         -   change in Grupo TFM's corporate purpose;

         -   change in Grupo TFM's nationality;

         -   change in the form of entity of Grupo TFM;

         -   merger or spin-off of Grupo TFM; and

         - cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L-2 shares are registered.

Except as described above, holders of Grupo TFM's Series L-2 Shares have no voting rights.

         In addition, Grupo TFM's by-laws authorize the issuance of Grupo TFM Series L Shares, without par value, pursuant to a meeting of the shareholders of Grupo TFM. To date, the shareholders have not authorized the issuance of any such shares, other than in connection with TFM's purchase of the Mexican governments 24.6% interest in Grupo TFM. Except as provided in the by-laws, the voting rights attached to the Grupo TFM Series L Shares are limited to those voting rights conferred to such shares in the general shareholders' meeting in which their issuance is approved.

         See also "Certain Recent Developments. Potential Sale by Grupo TMM of its Interest in Grupo TFM."

B.       RELATED PARTY TRANSACTIONS

GRUPO TMM MANAGEMENT SERVICES AGREEMENT

         TFM and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM agreed to provide certain consulting and management services to TFM. Pursuant to this agreement, Grupo TMM agreed to make available to TFM executive managers familiar with Mexican and international transportation practices and methods to help develop management, administrative, accounting and governmental relations policies, procedures and strategies. TFM agreed to reimburse Grupo TMM quarterly in arrears for the costs of its agents, employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

         On April 30, 2002, TFM and Grupo TMM entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates Grupo TMM for its services under the agreement. The amendment states that Grupo TMM is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice.

KANSAS CITY SOUTHERN TRANSPORTATION COMPANY MANAGEMENT SERVICES AGREEMENT

         TFM and KCS Transportation Company entered into a management services agreement pursuant to which KCS Transportation Company agreed to provide certain rail consulting and management services to TFM. Pursuant to this agreement, KCS Transportation Company agreed to make available to TFM executive rail managers familiar with U.S. railroad practices and methods, including its President and Chief Executive Officer, an operations manager, a marketing manager, a plant maintenance manager and a terminal operations manager, to assist in the development of operating and marketing practices and strategies. TFM agreed to reimburse KCS Transportation Company quarterly in arrears for the costs of its agents and employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

         On April 30, 2002, TFM and KCS, as successor in interest through its merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. The amendment states that KCS and is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice.

ASSOCIATION IN PARTICIPATION SHARING AGREEMENT

         On June 23, 1997, Grupo TFM and TFM entered into an agreement under which TFM has the right to participate in the profits (or losses, as the case may be) that Grupo TFM derives from a sale of 469 million shares of TFM. Grupo TFM entered into this agreement in consideration for TFM's funding approximately $593.4 million of the acquisition price paid to the Mexican government by Grupo TFM for the TFM shares. The sale of the shares covered by the agreement is required to be made by June 23, 2012. The proceeds obtained from the sale of the TFM shares are to be applied as follows:

         -   first, to repay TFM the amount of approximately $593.4 million;

         - second, to the payment of any taxes which may result from the sale of the TFM shares;

         - third, of the remaining funds, 99.0% to TFM and 1.0% to Grupo TFM, until certain scheduled amounts are received by each of TFM and Grupo TFM; and

         -   thereafter, of the remaining funds, 1.0% to TFM and 99.0% to Grupo
             TFM.

         TFM believes that the terms of each of the above agreements are as favorable to it as those that could have been obtained from an unrelated third party.

MEXRAIL STOCK PURCHASE AGREEMENT, OMNIBUS AGREEMENT AND SALE OF MEXRAIL

         In December 2001, disputes arose between Grupo TMM and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge at Laredo, Texas. Preserving their respective interpretations of the operative agreements in connection with their dispute, Grupo TMM and KCS reached an agreement to resolve such dispute, pursuant to which on February 27, 2002, among other things, Grupo TMM and KCS entered into an agreement with us to sell their 51.0% and 49.0% equity interests in Mexrail to us for $32.6 million and $31.4 million, respectively. On March 8, 2002, we entered into an omnibus agreement with Grupo TMM and KCS setting forth certain terms regarding resolution of their dispute and the management and operation of Mexrail and the Texas Mexican Railway Company. The sale of Mexrail to us was completed on March 27, 2002.

         In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million. The Mexrail stock sold by TFM will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of the Mexrail sale agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM.

COMMERCIAL TRANSACTIONS

         We also enter into commercial transactions with our related parties for the provision of certain services. Such transactions are carried out on an arm's-length basis and conducted on the same terms that apply to third parties.

INTERCOMPANY TRANSACTIONS

         TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with their cash requirements. As of December 31, 2002, TFM had a non-interest bearing receivable due from Grupo TFM of $68.0 million, mainly due to the funding that TFM provided to Grupo TFM to pay a portion of the purchase price of its TFM shares.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See "Item 18.  Financial Statements."

LEGAL PROCEEDINGS

         On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather that to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, TFM filed the appropriate appeal. On June 11, 2003, the Federal Court overruled the Fiscal Court's December 6, 2002 decision. TFM is waiting to receive the official judgment of the Federal Court and will evaluate its implications, which could result in new legal proceedings. TFM continues to believe it will prevail in the final resolution of the matter. In the event TFM prevails, a third party who can establish that its right have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against TFM. However, TFM does not believe that any third party's rights would be improperly affected and believes that it would prevail in any such action.

         The face value of the VAT certificate at issue is approximately $206.0 million, and the amount of any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable since that date.

         We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

         In connection with such administrative proceeding, on March 13, 2002 and August 5, 2002, respectively, the Ministry of Transportation issued two rulings in response to our request. One such ruling established rates to be charged for short and long-distance trackage rights and the other ruling established rates to be charged for interline services and haulage rights, respectively. The rates with respect to such rulings were based on the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex have appealed both rulings issued by the Ministry of Transportation before a Mexican federal court. Such federal court has suspended the rulings issued by the Ministry of Transportation until such court makes definitive rulings.

         In September 2001, Ferromex filed a civil lawsuit against us relating to the payments that we and Ferromex are required to make to each other for interline services and haulage and trackage rights. We believe that this legal claim is without merit. On September 25, 2002, the third civil court of Mexico City rendered its judgment in our favor. Ferromex subsequently appealed the decision before an appellate court in Mexico. On January 15, 2003, the appellate court also rendered judgment in our favor. On February 7, 2003, Ferromex initiated an amparo proceeding before the appropriate federal court in Mexico, requesting that such court review the appellate court decision. Such proceeding is currently still in progress.

         In connection with the Ferromex claim, Ferromex temporarily prevented us from using certain short trackage rights which we have over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where we transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, we filed a counterclaim against Ferromex relating to these actions. On March 13, 2002, the Ministry of Transportation issued a ruling confirming our right to use the Celaya-Silao stretch of Ferromex track. Ferromex is contesting such ruling through appropriate proceedings.

         We are a party to various other legal proceedings arising in the ordinary course of business, the impact of which would not, either individually or in the aggregate, in management's opinion, have a material adverse effect on our financial condition or results of operations.

B.       SIGNIFICANT CHANGES

         Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         Not applicable.

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         The securities are not traded on any stock exchange or other regulated market. We have applied to list the 2012 senior notes on the Luxembourg Stock Exchange, but we cannot assure you that the listing will be approved.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is a brief summary of certain significant provisions of the corporate by-laws of TFM and Grupo TFM and Mexican law. This description does not purport to be complete and is qualified by reference to the by-laws of TFM and Grupo TFM which have been incorporated by reference as an exhibit to this annual report. For a description of the provisions of the by-laws relating to the Board of Directors, Executive Committee and statutory auditors, see "Item
6. Directors, Senior Management and Employees."

TFM

         ORGANIZATION AND REGISTER

         TFM was incorporated in Mexico as a sociedad anonima, denominated Ferrocarril del Noreste, S.A. de C.V., as evidenced by public deed number 50,413, dated November 22, 1996, granted before Miguel Alessio Robles, Notary Public number 19 of Mexico City, recorded in the Public Registry of Commerce of Monterrey, Mexico under

Item 39, Volume 429, Book III, Second Auxiliary of the Commerce Section. By public deed number 33,385, dated May 6, 1997, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 222,305, and in the Public Registry of Commerce of Monterrey, Mexico under Item 3488, Volume 205-73, Book IV, Third Auxiliary acts and contracts, of the Commerce Section, TFM, among other things, changed its domicile to Mexico City and its corporate name to TFM, S.A. de C.V.

         The duration of TFM's existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of TFM's shareholders adopted at an extraordinary shareholders' meeting.

         Article 5 of TFM's by-laws sets forth the corporate purpose of TFM and authorizes TFM to engage in, among other things, the construction, administration, operation, exploitation and maintenance of railway infrastructure, the rendering of public railroad transport service, auxiliary services necessary therefore, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or advisable in furtherance of its corporate purposes.

         BOARD OF DIRECTORS

         The by-laws provide that the board of directors of TFM shall consist of eight directors and their corresponding alternates. Class I and Class II shareholders elect seven directors and their respective alternates. Class III shareholders elect one director and an alternate.

         Any individual, whether of Mexican or foreign nationality, may serve as a director of TFM for one or more terms.

         Pursuant to Article 26 of the by-laws, the compensation of the directors shall be established at the general shareholders' meeting that elected them. Currently, the compensation afforded to the directors of TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to TFM's general expense account in the corresponding fiscal year.

         Mexican law provides that any director who has a conflict of interest in any transaction involving TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to TFM.

         CAPITAL STOCK

         So long as the shares of TFM's capital stock are not listed for trading on any public market, certain acts, agreements or transactions of TFM require the prior approval of its board of directors by affirmative vote of a qualified majority of the directors.

         TFM has two series of outstanding capital stock: Series A Shares and Series B Shares, which are divided into subseries A-1 and B-1, which represent the minimum fixed capital of TFM, and subseries A-2 and B-2, which represent the variable portion of the capital stock of TFM, and into three classes, Class I, Class II and Class III. All of the shares of the capital stock of TFM currently outstanding are fully paid and non-assessable. Class III Shares can represent up to 20.0% of the total amount of the capital stock.

         Class I Shares and Class II Shares are common, full-voting and nominative shares of the capital stock, without par value. Class I Shares and Class II Shares are entitled to elect seven of TFM's eight directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting.

         Class III Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to cast one vote per share at each shareholders' meeting which the holders of such shares have the right to attend. Class III Shares afford the right to (i) elect one of the eight directors of TFM and a respective alternate, and (ii) vote, together with Class I Shares and Class II Shares, exclusively on the matters mentioned in article 113 of the General Corporations Law, and on the following matters, which may only be considered at an extraordinary shareholders' meeting: (a) granting of any kind of guarantees with respect to third party obligations not in the ordinary course of business; (b) granting of loans to third parties not in the ordinary course of business; (c) acquisitions not in furtherance of the corporate purposes of TFM and not in the ordinary course of business, if such acquisitions have an aggregate value of more than $1,000,000; (d) the cancellation or redemption of the Class III Shares; and (e) cancellation of the registration of the shares issued by TFM in the National Registry of Securities and Intermediaries or any other foreign securities exchange. Except as described herein, the holders of Class III Shares have no voting rights. Class III Shares are not entitled to preferential and accumulative dividends.

         All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by TFM, shareholder liability is limited to each shareholder's capital contribution.

         Only shares representative of the variable portion of TFM capital stock may be redeemed, provided that as a consequence of such redemption, (i) the number of shareholders of TFM is not less than two or (ii) the amount of capital stock is not reduced to less than the minimum established by Mexican law. If neither of these prohibitions apply, the shareholder owning shares representative of the variable portion of the capital stock may redeem all or part of its shares at the lesser of (a) 95.0% of the value of such shares at the Mexican stock exchange market or (b) the value of the shares pursuant to the last balance sheet approved by the shareholders. The reimbursement of the redeemed shares will become due on the day following the date of the next general ordinary shareholders meeting which approves the financial information of the fiscal year in which the redemption must take effect, pursuant to the procedure authorized by such shareholders meeting.

         SHAREHOLDER MEETINGS

         Ordinary shareholders' meetings require the attendance of holders of at least half the shares that have the right to attend such meetings, and the favorable vote of holders of a majority of the shares represented at any such meeting, in a first call, and, in a second or subsequent call, the affirmative vote of holders of a majority of shares at the meeting, irrespective of the number of Class I and Class II shares represented at the meeting.

         Extraordinary shareholders' meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of at least half the shares having such right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of holders of at least half of the shares having the right to attend such meetings.

         An ordinary shareholders' meeting must be held annually (the "annual meeting"), within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of TFM as of the end of the preceding fiscal year, and the annual report of the statutory auditors (comisarios), and to address other items on the agenda. By law, TFM's fiscal year must begin on January 1 and end on December 31 of each calendar year.

         Calls for shareholders' meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of TFM's capital stock are not listed for trading on any stock exchange, calls for shareholders' meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of TFM.

         Shareholders may be present or represented by proxy at shareholders' meetings. Directors and statutory auditors of TFM may not represent any shareholder at any shareholders' meeting. In order to attend any meeting, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of TFM need not comply with such requirements to be able to attend shareholders' meetings.

         LIMITATION ON SHARE OWNERSHIP

         Mexican law and TFM's corporate charter prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of this charter provision would be null and void. Mexican and non-Mexican investors may hold Series B Shares and any other series of shares issued by TFM if authorized by resolution at a shareholders' meeting. Class I Shares must at all times represent 51.0%, Class II Shares, 29.0%, and Class III Shares 20.0%, of the capital stock of TFM.

         None of TFM's shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

         Any foreigner who acquires any interest or participation in the capital stock of TFM will be considered a Mexican citizen for purposes of Mexican law, with respect to the ownership of such shares, and TFM (except for the right to own Series A Shares) and will be deemed to understand and agree that it may not invoke the protection of its own government in connection with its interest or participation in TFM, under penalty of forfeiture of such interest or participation in favor of the Mexican government.

         Any Mexican investor may acquire shares of the capital stock of TFM of any series without restriction of any kind.

GRUPO TFM

         ORGANIZATION AND REGISTER

         Grupo TFM was incorporated in Mexico as a sociedad de responsabilidad limitada de capital variable, denominated Transportacion Ferroviaria Mexicana,
S. de R.L. de C.V. as evidenced by public deed number 32,732, dated July 12, 1996, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314. By public deed number 33,387, dated May 6, 1997, granted before Miguel Limon Diaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314, Grupo TFM was transformed into a sociedad anonima, and changed its name to Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V., among other things.

         The duration of Grupo TFM's existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of the shareholders of Grupo TFM adopted at an extraordinary shareholders' meeting.

         Article 5 of Grupo TFM's by-laws sets forth the corporate purpose of Grupo TFM and authorizes it to engage in, among other things, the constitution, organization and administration of various types of corporations, in Mexico or abroad, the rendering of public railroad transport service, auxiliary services necessary for such purpose, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or convenient in furtherance of its corporate purposes.

         BOARD OF DIRECTORS

         The board of directors of Grupo TFM consists of seven directors and their corresponding alternates. Series A shareholders elect four directors and their respective alternates. Series B shareholders elect three directors and their respective alternates.

         Any individual, whether of Mexican or foreign nationality, may serve as a director of Grupo TFM for one or more terms.

         Pursuant to Article 26 of the by-laws of Grupo TFM, the compensation of the directors is established at the general shareholders' meeting at which they are elected. Currently, the compensation afforded to the directors of Grupo TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to Grupo TFM's general expense account for the corresponding fiscal year.

         Mexican law provides that any director who has a conflict of interest in any transaction involving Grupo TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to Grupo TFM.

         Meetings of the board of directors require the attendance of the majority of the directors, and resolutions require adoption by a majority of directors present. The president of the board of directors has the deciding vote whenever the vote is tied. Holders of Series A Shares have the right to appoint the president of the board.

         CAPITAL STOCK

         Grupo TFM has three classes of outstanding capital stock: Series A Shares, Series B Shares and Series L-2 Shares. All of the shares of the capital stock of Grupo TFM currently outstanding are fully paid and non-assessable. Series L-2 Shares may represent up to 25.0% of the total amount of the capital stock of Grupo TFM.

         Series A Shares and Series B Shares are common, full-voting and nominative shares of the capital stock, without par value. Series L-2 Shares have limited voting rights, without par value, and may only be representative of the variable portion of the capital stock of Grupo TFM. Series A Shares are entitled to elect four of Grupo TFM's seven directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting. Series B are entitled to elect three of Grupo TFM's seven directors and their corresponding alternates and to cast one vote per share at each shareholders' meeting.

         Series L-2 Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to attend only those shareholder meetings that relate to matters that holders of such shares are entitled to vote. Series L-2 Shares afford the right to vote, together with Series A Shares, exclusively on the following matters: (a) extension of the corporate life of Grupo TFM; (b) anticipated dissolution of Grupo TFM; (c) change in Grupo TFM's corporate purpose; (d) change in Grupo TFM's nationality;
(e) change in the form of entity of Grupo TFM; (f) merger or spin-off of Grupo TFM; and (g) cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L-2 shares are registered. Except as described herein, the holders of Series L-2 Shares have no voting rights.

         Pursuant to Grupo TFM's charter and by-laws, ordinary shareholders' meetings require the attendance of holders of at least 60.0% of the shares that have the right to attend such meetings, and the affirmative vote of the majority present at any such meeting, in a first call, and, in a second or subsequent call, the affirmative vote of the majority present at such meeting, irrespective of the number of shares represented at the meeting.

         Extraordinary shareholders' meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of a majority of the shares with voting rights, in a first call, and, in a second or subsequent call, the attendance and affirmative vote of holders of at least the majority of the shares having the right to attend any such meeting.

         Extraordinary shareholders' meetings called to vote on the matters in which Series L-2 Shares have voting rights require attendance of holders of at least 75.0% of the shares with voting rights and a majority of the Series L-2 Shares, and the affirmative vote of the holders of at least 75.0% of the shares with voting rights and a majority of ordinary shares having full voting rights, in a first call, and in a second or subsequent call, the attendance and affirmative vote of a majority of the shares with the right to vote at the meeting and a majority of the shares of Grupo TFM which have full voting right.

         So long as the shares of Grupo TFM's capital stock are not listed for trading on any stock exchange, certain acts, agreements or transactions by Grupo TFM require the prior approval of its shareholders at an extraordinary meeting where the affirmative vote of a qualified majority of Grupo TFM shareholders is required.

         All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by Grupo TFM, shareholder liability is limited to each shareholder's capital contribution.

         Only shares representative of the variable portion of Grupo TFM capital stock may be redeemed, provided that as a consequence of such redemption, (i) the number of shareholders of Grupo TFM is not less than two or (ii) the amount of capital stock is not reduced to less than the minimum established by Mexican law. If neither of these prohibitions apply, the shareholder owning shares representative of the variable portion of the capital stock may redeem all or part of its shares at the lesser of (a) 95.0% of the value of such shares at the Mexican stock exchange market or (b) the value of the shares pursuant to the last balance sheet approved by the shareholders. The reimbursement of the redeemed shares will become due on the day following the date of the next general ordinary shareholders meeting which approves the financial information of the fiscal year in which the redemption must take effect, pursuant to the procedure authorized by such shareholders meeting.

         SHAREHOLDER MEETINGS

         The annual meeting shall occur within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of Grupo TFM as of the end of the preceding fiscal year, and the annual report of the comisarios (statutory auditors). The board will address other items on the agenda. By law, TFM's fiscal year must begin on January 1 and end on December 31 of each calendar year.

         Calls for shareholders' meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of Grupo TFM's capital stock are not listed for trading on any stock exchange, calls for shareholders' meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of Grupo TFM.

         Shareholders may be present or represented by proxy at shareholders' meetings. Directors and statutory auditors of Grupo TFM may not represent any shareholder at any shareholders' meeting. In order to attend any meeting of Grupo TFM, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of Grupo TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of TFM need not comply with such requirements to be able to attend shareholders' meetings.

         LIMITATION ON SHARE OWNERSHIP

         Mexican law and Grupo TFM's corporate charter prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of this charter provision would be null and void. Mexican and non-Mexican investors may hold Series B Shares and any other series of shares issued by Grupo TFM if authorized by resolution at a shareholders' meeting. Series A Shares must at all times represent 51.0%, and Series B Shares must at all times represent 49.0%, of the full voting shares issued and outstanding of Grupo TFM. Series L Shares must represent up to 25.0% of the capital stock of Grupo TFM.

         None of Grupo TFM's shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

         Any foreigner who acquires any interest or participation in the capital stock of Grupo TFM will be considered a Mexican citizen for purposes of Mexican law, with respect to the ownership of such shares, and Grupo TFM (except for the right to own Series A Shares) and will be deemed to understand and agree that it may not invoke the protection of its own government in connection with its interest or participation in Grupo TFM, under penalty of forfeiture of such interest or participation in favor of the Mexican government. Any Mexican investor may acquire shares of the capital stock of Grupo TFM of any series without restriction of any kind.

C.       MATERIAL CONTRACTS

         See "Item 5B. Liquidity and Capital Resources. Contractual Obligations" for (i) a description of the indentures governing our debt securities and the credit agreements governing our commercial paper program and term loan facility and (ii) a description of the stock purchase agreement whereby we sold Mexrail on April 15, 2003.

D.       EXCHANGE CONTROLS

         There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E.       TAXATION

         The following summary describes the principal U.S. federal income and Mexican federal tax consequences of the acquisition, ownership and disposition of the securities by:

         - U.S. holders (as defined below) in the case of U.S. federal income tax consequences; and

         - U.S. holders that are not residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (a "non-resident U.S. holder"), in the case of Mexican federal tax consequences.

         The summary with respect to U.S. federal income taxes is based on the U.S. Internal Revenue Code, treasury regulations, including proposed regulations and temporary regulations, promulgated under that code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this annual report. The summary with respect to Mexican federal taxes is based on the Mexico's income tax law and regulations applicable on the date of this annual report. All of these things are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of the securities.

         For purposes of this summary, a "U.S. holder" is any holder of our securities that is, for U.S. federal income tax purposes:

         -    a citizen or resident of the United States;

         - a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof;

         - an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or

         - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         For purposes of Mexican taxation, a natural person is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, during a calendar year, and can demonstrate that he has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it has been incorporated under the laws of Mexico, or if it maintains the principal administration of its business or the effective location of its management in Mexico. An individual of Mexican nationality is presumed to be a resident of Mexico unless such person can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.

         The description of the U.S. federal income and Mexican tax laws set forth below is based on the laws in force as of the date of this annual report and is subject to any changes in applicable U.S. or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol (together the "Tax Treaty") which came into effect on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

         Each prospective holder of the securities should consult his or her tax advisors with respect to the tax treatment applicable to that holder.

MEXICAN TAX CONSIDERATIONS

         GENERAL

         This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of the securities.

         PAYMENTS OF INTEREST

         Under Mexico's income tax law, payments of interest with respect to each of the securities to non-resident U.S. holders (which is deemed to include any amounts paid by TFM in excess of the original issue price) will be subject to Mexican withholding tax at a rate of 4.9%, if, as expected, the following requirements are met with respect to the relevant securities:

         - the securities are registered with the Special Section of the National Registry of Securities maintained by Mexico's National Banking and Securities Commission and evidence of the registration is filed with the Secretaria de Hacienda y Credito Publico (the Ministry of Finance and Public Credit);

         - the securities were placed outside of Mexico through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation;

         - we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for those purposes; and

         - owners of more than 10.0% of our voting stock or entities in which we own more than 20.0% of the voting stock do not beneficially receive (as determined under Mexico's income tax law) more than 5.0% of the aggregate interest paid on the relevant securities. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties.

         If any of the above-mentioned requirements is not met, the Mexican withholding tax will be 10.0% and in certain cases 34.0%.

         The Ministry of Finance and Public Credit has not yet issued any specific rules establishing the information requirements for the application of the 4.9% withholding tax rate. However, the Ministry of Finance and Public Credit has taken the position that these requirements are satisfied by meeting the requirements of Rule 3.25.15, which is in force until March 31, 2004. Rule
3.25.15 currently requires, among other things, that TFM: (1) timely files with the Ministry of Finance and Public Credit evidence of the registration of the securities with the Special Section of the National Registry of Securities maintained by Mexico's National Banking and Securities Commission; (2) timely files certain information related to the issuance of the securities; (3) timely files confirmation that neither (x) shareholders of TFM that own, directly or indirectly, individually or collectively with other related parties, more than 10.0% of the voting stock of the equity of TFM nor (y) entities in which 20.0% or more of whose stock is owned directly or indirectly, individually or collectively, by parties related to TFM, directly or indirectly, individually or collectively, the effective beneficiaries of more than 5.0% of the aggregate amount of each interest payment, and (4) maintains records evidencing compliance with (3) above. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we can not assure you that this will happen. In any case, we expect to satisfy the information requirements, and accordingly, expect that the 4.9% withholding tax rate will apply.

         Under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to non-resident U.S. holders that are eligible for benefits under the Tax Treaty will be limited to either:

         -    15.0%; or

         -    4.9% in the event that:

         (i) the securities are considered to be regularly and substantially traded on a recognized securities market as defined by the Tax Treaty; or

         (ii) the securities are held by banks, including saving and investment banks, and insurance institutions.

         As of the date of this annual report, the Tax Treaty is not expected to have any material effect on the Mexican tax consequences described herein.

         Payments of interest on the securities to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

         - the fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

         -    the interest is exempt from taxes in its country of residence; and

         - the fund is registered with the Ministry of Finance and Public Credit for these purposes.

         PAYMENT OF PRINCIPAL

         Under Mexico's income tax law, principal paid to a non-resident U.S. holder of the securities by TFM is not subject to Mexican withholding tax.

         ADDITIONAL AMOUNTS

         Pursuant to the applicable indenture, but subject to certain exceptions and limitations, all payments on the securities will be made free and clear of any withholding taxes imposed by Mexico. We will furnish to the Trustee the official receipts (or a certified copy of the official receipts) evidencing the payment of Mexican withholding taxes by us. Copies of such receipts will be made available to holders upon request.

         TAXATION OF CAPITAL GAINS

         The sale or other disposition of the securities by a non-resident U.S. holder will not be subject to Mexican taxation.

         OTHER MEXICAN TAXES

         There are no Mexican estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership or disposition of the securities by non-resident U.S. holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of the securities.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         GENERAL

         The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the securities held by U.S. holders that hold the securities as capital assets. This summary is not addressed to some types of holders subject to special treatment under U.S. federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding the securities as part of a straddle, hedging, conversion or other integrated transaction, or persons whose functional currency is not the Dollar.

         The discussion below does not address U.S. federal estate and gift tax considerations or the effect of any U.S. state or local tax law. Persons holding the securities should consult their own tax advisors concerning the application of the U.S. federal income tax law to their particular situations as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

         TAXATION OF INTEREST

         A U.S. holder must generally include in such holder's gross income all interest in respect to a security, if any, on account of Mexican withholding taxes, at the time accrued or paid, in accordance with the U.S. holder's usual method of tax accounting for U.S. federal income tax purposes.

         Interest on the securities will generally be treated as foreign source income for U.S. federal income tax purposes.

         A U.S. holder's interest income will not be reduced by the Mexican taxes withheld. Therefore, a U.S. holder will usually be required to include more interest in such holder's gross income than such holder actually receives as interest on the debentures. A U.S. holder may, subject to some limitations, elect to claim either a U.S. federal tax deduction or a credit for Mexican taxes withheld from interest paid on a security. The rules relating to foreign tax credits are extremely complex and U.S. holders should consult with their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

         ORIGINAL ISSUE DISCOUNT

         Under the Internal Revenue Code, if the sum of all the payments a holder receives from a debenture exceeds the debenture's original issue price, that difference is called "original issue discount." The U.S. Internal Revenue Service deems original issue discount to be interest income. Therefore U.S. holders will generally have to include original issue discount in their income as ordinary income. Original issue discount is not included in income as a lump sum, but as it accrues, which is calculated assuming a constant yield to maturity (equal payments over time). Because this calculation assumes a constant yield, a U.S. holder may be deemed to have received original issue discount interest income before the corresponding cash payment is actually made. Regardless of when the U.S. holder actually receives the cash representing the original issue discount income, such holder must include the amount of cash in such holder's income as it has been calculated to accrue assuming a constant yield to maturity.

         Since the debentures were issued with original issue discount, U.S. holders will be required to include original issue discount in their gross income as described below.

         A debenture's stated redemption price at maturity will equal the sum of all payments thereon, minus any part of the payments that are "qualified stated interest." Qualified stated interest is interest that is:

         - unconditionally payable in cash or in property (other than debt instruments of the issuer);

         -    paid at least annually; and

         - paid at a single fixed rate (or, subject to certain conditions, based on one or more interest indices).

         Because interest will not be paid on the debentures prior to the year 2002, it is not "paid at least annually," and therefore none of the payments on the debentures will constitute qualified stated interest. Accordingly, no qualified stated interest deductions can be made from any payment made on the debentures, and the full value of every payment will be used in calculating the stated redemption price at maturity. As a result, the debentures will have substantial original issue discount.

         The amount of original issue discount a U.S. holder must include in gross income is based upon the number of days such holder holds the debenture during the tax year. A U.S. holder must include a portion of the original issue discount for every day such holder holds a debenture. The daily portions of original issue discount are calculated as follows:

         Step 1) Determine the number of days between interest accrual periods (365 for annual; 183 for semi-annual, for example).

         Step 2) Determine the debenture's yield to maturity (this is a complex calculation based on compounding interest at the end of each interest accrual period).

         Step 3) To calculate how much original issue discount will accrue during a period, multiply the adjusted issue price of the debenture (as described below) by the debenture's yield to maturity (see Step 2 above).

         Step 4) To calculate the "daily portion" of original issue discount, divide the total original discount accrued during the period (see Step 3 above) by the number of days between interest accrual periods (see Step 1 above).

         To calculate the amount of original issue discount a U.S. holder must include in such holder's gross income for each accrual period, multiply the daily portion for that accrual period by the number of days such holder held the debenture during that accrual period. If there is more than one accrual period each year, the U.S. holder will have to re-calculate the daily portion of original issue discount each accrual period. For example, if a debenture's accrual period is one year, the U.S. holder will only have one accrual period per taxable year, and will have to calculate the daily portion only once. If the accrual period is six months (semi-annual), the U.S. holder will have two accrual periods per taxable year, and will have to calculate a separate daily portion for each accrual period.

         At the end of every accrual period, the issue price of the debenture must be adjusted. During the first accrual period, the adjusted issue price is simply the original issue price. After the first accrual period, however, the adjusted issue price is the original issue price:

         - plus the total original issue discount accrued in previous accrual periods; and

         - minus the total amount of payments received on or before the beginning of the current accrual period.

         A U.S. holder generally may make an irrevocable election to include in its income its entire return on a debenture (i.e., the excess of all remaining payments to be received on a debenture, including stated interest, over the amount paid by such holder for such debenture) in accordance with a constant yield method based on the compounding of interest. For notes purchased at a premium or bearing market discount in the hands of the U.S. holder, the U.S. holder making such election will also be deemed to have made the election (discussed below in "Amortizable Bond Premium" and "Market Discount") to amortize premium or to accrue market discount in income currently on a constant-yield basis.

         Because of the complexity of the rules relating to original issue discount, U.S. holders should consult their tax advisors as to the application of these rules and as to the desirability, mechanics and consequences of making any elections in connection with original issue discount.

         MARKET DISCOUNT

         If a U.S. holder purchases a security for less than its principal amount, the difference will be treated as a "market discount" for U.S. federal income tax purposes subject to a de minimis exception.

         Under the market discount rules, a U.S. holder will be required to treat any payment on a security, or any gain on its sale, exchange, retirement or other disposition, as ordinary income to the extent of the accrued market discount which was not previously included in income. If the security is disposed of in a non-taxable transaction (other than a non-recognition transaction described in section 1276(c) of the Internal Revenue Code), accrued market discount will be includible as ordinary income to the U.S. holder as if it had sold the security at its fair market value. In addition, a U.S. holder may be required to defer, until the maturity of the securities or their earlier disposition (including a non-taxable transaction other than a transaction described in section 1276(c) of the Internal Revenue Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or continued to purchase or carry the security. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the respective maturity dates of the securities, unless the U.S. holder elects to accrue on a constant-yield basis.

         A U.S. holder of a security may elect to include market discount in income as it accrues on either a ratable or a constant yield basis. If a U.S. holder makes this election, the rules regarding the treatment of gain upon the disposition of the security and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if a U.S. holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. Currently this election may not be revoked without the consent of the Internal Revenue Service.

         ACQUISITION PREMIUM

         A U.S. holder that purchases a 2007 senior note, 2009 debenture or 2012 senior note for an amount that is greater than its adjusted issue price, but less than or equal to the sum of all amounts payable on such security after the purchase date, will be considered to have purchased that security at an "acquisition premium" within the meaning of the Internal Revenue Code. Under the acquisition premium rules, the amount of original issue discount that the holder must include in such holder's gross income for any taxable year will be reduced by the following fraction:

            (Cost of security minus security's adjusted issue price)
         ---------------------------------------------------------------
                (Sum of all amounts still to be paid on security
                     minus security's adjusted issue price)

         AMORTIZABLE BOND PREMIUM

         If a U.S. holder purchases a security for more than the amount payable at maturity (or on an earlier call date), that excess will be considered an "amortizable bond premium." This holder may elect to amortize the premium to offset the interest from the security such holder would otherwise be required to include in income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. holder's basis in the security will be reduced by the amount of bond premium, offset against interest. Currently, if a U.S. holder elects to amortize the premium to offset the interest from the securities, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. Currently, this election may not be revoked without the consent of the Internal Revenue Service.

         TAXATION OF DISPOSITIONS

         A U.S. holder that holds a security as a capital asset will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, retirement or other disposition of the security in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the security. A U.S. holder's tax basis in the securities will generally be the cost of the security plus the original issue discount or market discount, if any, the U.S. holder previously included in income minus any amortized premium or any payments other than the payments of qualified stated interest made on the security.

         Except as described above with respect to market discount, the gain or loss will be capital gain or loss. If, at the time of sale, exchange, or retirement, the security has been held for more than 12 months, the gain or loss will be long-term capital gain or loss. If a security has been held for not more than 12 months, the gain or loss will be a short-term capital gain or loss. Under current law, net long-term capital gains of individuals are typically taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as from sources within the United States for U.S. federal income tax purposes.

         BACKUP WITHHOLDING AND INFORMATION REPORTING

         U.S. "backup" withholding may apply to some payments of principal and interest on the securities and to certain payments of proceeds from the sale or retirement of the securities. Generally these payments made by mail or wire transfer to an address in the United States or made by a paying agent, broker or other intermediary in the United States were subject to a backup withholding tax at a rate of 30.0% in 2002 and will be subject to the same rate in 2003 (and at a lower rate in subsequent years) if the U.S. holder fails to furnish such holder's taxpayer identification number, which is a social security number or employer identification number, to certify that the U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.

         Some U.S. holders, including, among others, all corporations, are not subject to backup withholding. In addition, information reporting to the U.S. Internal Revenue Service may apply to some payments of principal and interest, if any, and premium in respect of the securities and to proceeds from the sale or other disposition of the securities.

         Any amounts withheld under the backup withholding rules from a payment to a U.S. holder with respect to the securities will be allowed as a refund or credit against such U.S. holder's U.S. federal income tax liability; provided, however, the U.S. holder timely furnishes the required information to the U.S. Internal Revenue Service.

         THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

B.       DIVIDEND AND PAYING AGENTS

         Not applicable.

F.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

I.       SUBSIDIARY INFORMATION

         Not applicable.

         The documents concerning TFM and Grupo TFM that are referred to in this report may be inspected at their offices at Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, Mexico, D.F. 14010, Mexico.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We periodically review our exposure to risks arising from fluctuations in interest rates, foreign exchange and fuel prices and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We do not enter into market-risk sensitive instruments for speculative purposes. See note 6 of the financial statements.

         INTEREST RATE RISK

         We are subject to interest rate risk principally with respect to our debt that bears interest at floating rates. The following table sets forth TFM's principal cash flows and related weighted average interest rates by expected maturity date of its long-term debt as of December 31, 2002:

                                                 FIXED RATE         VARIABLE RATE
MATURITY                                           DEBT(1)             DEBT(2)
-----------------------------------------        ----------         -------------
                                                    (IN THOUSANDS OF DOLLARS)
2003.....................................        $         0         $    18,286
2004.....................................                  0             158,572
2005.....................................                  0              36,571
2006 and thereafter......................        $   773,500              36,571
                                                 -----------         -----------
  Total..................................        $   773,500         $   250,000
                                                 ===========         ===========
  Fair Value.............................        $   747,284         $   250,000
                                                 ===========         ===========

-------------
    (1) Includes $150.0 million principal amount of senior notes at the annual interest rate of 10.25%, $443.5 million principal amount of debentures at the annual rate of 11.75% and $180.0 million principal amount of senior notes at the annual interest rate of 12.50%.

    (2) Includes notes under our commercial paper program at variable interest rates and notes under our term loan facility. The weighted average interest rate as of December 31, 2002 was approximately 3.61% for the commercial paper program and 4.67% for the term loan facility.

INTEREST RATE AGREEMENTS

         We have entered into some types of interest rate contracts to manage our interest rate risk. We used interest rate swaps to reduce the potential impact of increases in our borrowings under our senior secured credit facilities. In the future we may use interest rate forward contracts to offset changes in the rates received on short term floating rate assets to manage our risk with respect to interest rates in Mexico and the United States. We currently have no such contracts in effect.

FOREIGN EXCHANGE RISKS

         The purpose of our foreign currency hedging activities is to limit the risks arising from Peso-denominated monetary assets and liabilities. Our management determines the nature and quantity of any hedging transactions, based upon net assets exposure and market conditions.

         At December 31, 2002, we had monetary assets and liabilities denominated in Pesos of Ps. 1,292.0 million and Ps. 414.0 million, respectively. At December 31, 2001, we had monetary assets and liabilities denominated in Pesos of Ps. 1,725.0 million and Ps. 334.0 million, respectively. At December 31, 2000, we had Peso-denominated monetary assets and liabilities of Ps. 478.7 million and Ps. 219.4 million, respectively. At December 31, 2002, 2001 and 2000, the applicable Peso-Dollar exchange rate was Ps. 10.45, Ps. 9.18 and Ps.
9.61 per U.S. Dollar, respectively.

         As of December 31, 2002, we had one Peso call option outstanding in the notional amount of $1.7 million, based on an average exchange rate of approximately Ps. 11.0 per Dollar. This option expired on May 29, 2003.

         Additionally, as of December 31, 2002, we had one purchase forward contract and one sale forward contract outstanding in the aggregate notional amount of $10.0 million. The purchase forward contract was based on an exchange rate of Ps. 9.77 per Dollar and the sale forward contract was based on an exchange rate of Ps. 10.56 per Dollar. These forward contracts expired on February 13, 2003.

FUEL PRICE RISKS

         We may seek to increase the predictability of our operating expenses by purchasing U.S. fuel futures contracts, which are accounted for as hedging transactions used to offset fuel price risk. In 2002, we entered into swap fuel contracts covering approximately 10,000,000 gallons at the average price of $0.68 per gallon. These contracts covered almost 16.0% of our estimated fuel purchase. As of December 31, 2002, we had ten swap contracts outstanding for 5,000,083 gallons of fuel, which expired in January and February 2003. The realized gain was $1.5 million and we had only recorded a benefit of $1.0 million at December 31, 2002.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         In the second quarter of 2002, we completed a solicitation of consents of holders of our 2007 senior notes and our 2009 debentures to an amendment providing for certain changes to the "Limitation on Restricted Payments," "Limitation on Indebtedness," and "Limitation on Liens" covenants in each of the indentures pursuant to which our 2007 senior notes and 2009 debentures were issued. Such changes included (i) a one-time waiver of the limitation on restricted payments covenants in the respective indentures governing our 2007 senior notes and our 2009 debentures to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM; (ii) elimination of the "basket" that allowed TFM to incur $475.0 million of indebtedness without regard to the interest coverage ratio and insertion in its place of a $75.0 million "basket" that TFM may use to incur secured indebtedness for specified purposes; and (iii) setting of the accrued "basket" available to TFM for making restricted payments at zero, with retroactive effect to April 1, 2002.

         We obtained the requisite consents to allow us to purchase the equity interest of the Mexican government in our parent company, Grupo TFM, acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and were held indirectly by the Mexican government through FNM and Nafin, as trustee.

         In the consent solicitation, we received consents from holders representing a majority of the aggregate principal amount outstanding of each of the 2007 senior notes and the 2009 debentures, as required to amend each applicable indenture. Supplemental indentures setting forth the proposed amendment have been executed with respect to each indenture and the cash fee was paid to consenting holders on June 13, 2002.

         Holders delivering their consents in the consent solicitation were offered a cash fee of $30.00 for each $1,000 principal amount of existing notes in respect of which they delivered a valid and unrevoked consent. We obtained this financing through the issuance of the 2012 senior notes.

E.       USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(c) and 15d-15(c) under the Exchange Act) within 90 days prior to the date of this annual report. Based on that evaluation, such officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

         There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Not applicable.

ITEM 16B. CODE OF ETHICS

         Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 through F-52.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report.

Exhibit No.

   1.1 Corporate by-laws (Estatutos Sociales) of TFM, together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-8322).

   1.2 Corporate by-laws (Estatutos Sociales) of Grupo TFM, together with an English translation (incorporated herein by reference to Exhibit 3.2 of our Registration Statement on Form F-4, File No. 333-8322).

   2.1 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322).

   2.2* First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007.

   2.3 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-8322).

   2.4* First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009.

   2.5 Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM's 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-102222).

   2.6 Specimen Global Note representing the Senior Notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322).

   2.7 Specimen Global Note representing the Senior Discount Debentures (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-8322).

   2.8 Specimen Global Note representing the Senior Notes due 2012 exchange notes (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222).

   2.9 Purchase Agreement, dated as of June 6, 2002, between TFM and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 10.16 of TFM's Registration Statement on Form F-4, File No. 333-102222).

   4.1 Concession title granted by the Secretaria de Comunicaciones y Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V. , ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322).

   4.2 Amendment dated February 12, 2001 of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
         2000).

   4.3 Credit Agreement, dated as of September 19, 2000 among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit 4.3 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

   4.4 Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

   4.5 Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.5 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year
         2001).

   4.6 Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-4, File No. 333-102222).

   4.7* First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

   4.8 Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit
         10.9 of our Registration Statement on Form F-4, File No. 333-102222).

   4.9* First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

   4.10 Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-8322).

   4.11* Amendment, dated as of April 30, 2002, to the TMM Management Services
         Agreement.

   4.12 Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit
         10.2 of our Registration Statement on Form F-4, File No. 333-8322).

   4.13 Amendment, dated as of April 30, 2002, to the KCS Management Services Agreement (incorporated herein by reference to Exhibit 10.15 of our Registration Statement on Form F-4, File No. 333-102222).

   4.14 Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322).

   4.15 Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322).

   4.16 Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322).

   4.17 English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222).

   4.18 Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City Southern Railway Company, Kansas City Southern Industries, Inc. and TFM, S.A. de C.V. (incorporated herein by reference to Exhibit
         4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

   4.19 Stock Purchase Agreement, dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM and TFM (incorporated herein by reference to Exhibit 10.26 of Grupo TMM's Registration Statement on Form F-4, Registration No. 333-99075).

   12.1* Certification of Chief Executive Officer and Chief Financial Officer of
         TFM and Grupo TFM, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.

                                   SIGNATURES

         The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

                                        TFM, S.A. DE C.V.

                                        GRUPO TRANSPORTACION FERROVIARIA
                                        MEXICANA, S.A. DE C.V.

                                        By:   /s/  Jacinto Marina Cortes
                                              ----------------------------------
                                              Name:  Jacinto Marina Cortes
                                              Title:    Chief Financial Officer

                                        By:   /s/  Leon Ortiz
                                              ----------------------------------
                                              Name: Leon Ortiz
                                              Title:   Finance Director

Date: June 30, 2003

-------------------------
*Print the name and title of the signing officer under this signature.

                                  CERTIFICATION

         I, Mario Mohar Ponce, certify that:

         1. I have reviewed this annual report on Form 20-F of TFM, S.A. de C.V. and Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                        By:    /s/ Mario Mohar Ponce
                                               ---------------------------------
                                               Mario Mohar Ponce
                                               Chief Executive Officer

                                  CERTIFICATION

         I, Jacinto Marina Cortes, certify that:

         1. I have reviewed this annual report on Form 20-F of TFM, S.A. de C.V. and Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                        By:      /s/ Jacinto Marina Cortes
                                                 -------------------------------
                                                 Jacinto Marina Cortes
                                                 Chief Financial Officer

                                      INDEX

                                TFM, S.A. DE C.V.

             AUDITED, COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

CONTENTS                                                                                             PAGE
--------                                                                                             ----
Report of Independent Accountants................................................................    F-2
Combined and Consolidated Balance Sheets.........................................................    F-3
Combined and Consolidated Statements of Income...................................................    F-4
Combined and Consolidated Statements of Changes in Stockholders' Equity..........................    F-5
Combined and Consolidated Statements of Cash Flows...............................................    F-6
Notes to the Combined and Consolidated Financial Statements......................................    F-7

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

             AUDITED, COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

CONTENTS                                                                                             PAGE
--------                                                                                             ----
Report of Independent Accountants................................................................    F-27
Combined and Consolidated Balance Sheets.........................................................    F-28
Combined and Consolidated Statements of Income...................................................    F-29
Combined and Consolidated Statements of Changes in Stockholders' Equity..........................    F-30
Combined and Consolidated Statements of Cash Flows...............................................    F-31
Notes to the Combined and Consolidated Financial Statements......................................    F-32

                                TFM, S.A. DE C.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2003

To the Board of Directors and Stockholders of TFM, S.A. de C.V.

         We have audited the accompanying combined and consolidated balance sheets of TFM, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related combined and consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

         We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the combined and consolidated financial position of TFM, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the combined and consolidated results of their operations, the changes in stockholders' equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Accounting Standards.

         International Accounting Standards differ in certain material respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of the combined and consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of combined and consolidated stockholders' equity and combined and consolidated financial position as of December 31, 2002 and 2001, to the extent summarized in Note 11 to the financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

                                TFM, S.A. DE C.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                                       DECEMBER 31,
                                                                                                       ------------
                                                                                                   2001            2002
                                                                                                   ----            ----
ASSETS
Current assets:
     Cash and cash equivalents .............................................................   $     40,578    $     30,221
     Accounts receivable net of allowance for doubtful accounts of $3,568 in 2001 and $3,913
         in 2002 ...........................................................................        103,562          90,596
     Amounts due from related parties (Note 7) .............................................         43,548           5,316
     Other accounts receivable -  Net ......................................................         69,713         106,628
     Materials and supplies ................................................................         23,329          20,261
     Other current assets ..................................................................         10,030          12,200
                                                                                               ------------    ------------
         Total current assets ..............................................................        290,760         265,222

Due from Mexican Government (Note 3) .......................................................         81,892
Long-term account receivable ...............................................................                          1,388
Concession rights and related assets - Net (Note 3) ........................................      1,205,887       1,164,301
Property, machinery and equipment - Net (Note 4) ...........................................        568,755         609,367
Long-term receivable from Grupo TFM (Note 7) ...............................................        661,275         661,478
Investment held for operating purposes (Note 2i.) ..........................................          6,166           7,435
Deferred financing costs ...................................................................         11,647          34,281
Other assets ...............................................................................            449             361
Deferred income taxes (Note 9) .............................................................        129,211          97,178
                                                                                               ------------    ------------
         Total assets ......................................................................   $  2,956,042    $  2,841,011
                                                                                               ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term liabilities:
     Commercial paper (Note 5) .............................................................   $    264,638
     Current portion of long-term debt (Note 5) ............................................                   $     18,286
     Current portion of capital lease obligations (Note 10) ................................            298             267
     Amounts owed to related parties (Note 7) ..............................................         10,767           9,175
     Accounts payable and accrued expenses .................................................        105,750         119,564
                                                                                               ------------    ------------
         Total short-term liabilities ......................................................        381,453         147,292
                                                                                               ------------    ------------
Long-term portion of capital lease obligations (Note 10) ...................................          2,137           1,875
Long-term debt (Note 5) ....................................................................        570,938       1,002,677
Other long-term liabilities ................................................................         21,551          40,735
                                                                                               ------------    ------------
         Total long-term liabilities .......................................................        594,626       1,045,287
                                                                                               ------------    ------------
         Total liabilities .................................................................        976,079       1,192,579
                                                                                               ------------    ------------
Minority interest (Note 2o.) ...............................................................                            (84)
                                                                                                               ------------
Commitments and contingencies (Note 10)

Subsequent events (Note 12)

Stockholders' equity (Note 8):
Common stock, 1,383,987,505 shares authorized, issued and outstanding
     without par value .....................................................................      1,758,882       1,758,882
Effect on purchase of subsidiary shares ....................................................         22,390         (41,952)
Treasury shares ............................................................................                       (256,130)
Retained earnings ..........................................................................        198,691         187,716
                                                                                               ------------    ------------
         Total stockholders' equity ........................................................      1,979,963       1,648,516
                                                                                               ------------    ------------
         Total liabilities and stockholders' equity ........................................   $  2,956,042    $  2,841,011
                                                                                               ============    ============

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
                                 (NOTES 1 AND 7)
         (amounts in thousands of US dollars, except per share amounts)

                                                                       YEAR ENDED DECEMBER 31,
                                                                       ----------------------
                                                                  2000          2001          2002
                                                                  ----          ----          ----
Transportation revenues ....................................   $  695,425    $  720,627    $  712,140
                                                               ----------    ----------    ----------

Operating expenses:
     Salaries, wages and employee benefits .................      111,790       128,845       124,413
     Purchased services ....................................      138,453       147,015       163,835
     Fuel, material and supplies ...........................       74,203        68,717        58,594
     Other costs ...........................................      129,497       147,578       129,428
     Depreciation and amortization .........................       76,626        78,345        81,401
                                                               ----------    ----------    ----------

          Total operating expenses .........................      530,569       570,500       557,671
                                                               ----------    ----------    ----------

Operating income ...........................................      164,856       150,127       154,469
                                                               ----------    ----------    ----------

Other (expenses) income - Net ..............................      (22,889)       34,257       (19,614)
                                                               ----------    ----------    ----------

Interest income ............................................        2,234         4,510         4,974
Interest expense ...........................................     (109,736)      (87,009)     (101,722)
Exchange (loss) gain - Net .................................       (1,435)        2,819       (17,508)
                                                               ----------    ----------    ----------

Net comprehensive financing cost ...........................     (108,937)      (79,680)     (114,256)
                                                               ----------    ----------    ----------

Income before provision for deferred income taxes ..........       33,030       104,704        20,599

Deferred income tax benefit (expense) (Note 9) .............       17,784        (2,550)      (32,033)
                                                               ----------    ----------    ----------

Income (loss) before minority interest .....................       50,814       102,154       (11,434)

Minority interest ..........................................                                       84
                                                               ----------    ----------    ----------

Net income (loss) for the year .............................   $   50,814    $  102,154    ($  11,350)
                                                               ==========    ==========    ==========

Net income (loss) for the year per share (Note 2p.) ........   $   0.0367    $   0.0738    ($  0.0082)
                                                               ==========    ==========    ==========

          The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
                   IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
                                 (NOTES 1 AND 8)
                      (amounts in thousands of US dollars)

                                                                EFFECT ON
                                                               PURCHASE OF
                                                   COMMON       SUBSIDIARY      TREASURY        RETAINED
                                                    STOCK         SHARES         SHARES         EARNINGS        TOTAL
                                                ------------      ------         ------         --------        -----
Balance at December 31, 1999 ................   $ 1,758,882    $    22,390                    $    45,723    $ 1,826,995
Net income for the year .....................                                                      50,814         50,814
                                                -----------    -----------                    -----------    -----------
Balance at December 31, 2000 ................     1,758,882         22,390                         96,537      1,877,809
Net income for the year .....................                                                     102,154        102,154
                                                -----------    -----------                    -----------    -----------

Balance at December 31, 2001 ................     1,758,882         22,390                        198,691      1,979,963
Effect on purchase of subsidiary shares .....                      (64,342)                           375        (63,967)
Treasury shares .............................                                 ($   256,130)                     (256,130)
Net loss for the year .......................                                                     (11,350)       (11,350)
                                                -----------    -----------    ------------    -----------    -----------
Balance at December 31, 2002 ................   $ 1,758,882    ($   41,952)   ($   256,130)   $   187,716    $ 1,648,516
                                                ===========    ===========    ============    ===========    ===========

          The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             -----------------------
                                                                                        2000          2001          2002
                                                                                        ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year ...................................................   $   50,814    $  102,154    ($  11,350)
                                                                                     ----------    ----------    ----------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization ...............................................       76,626        78,345        81,401
     Amortization of discount on senior secured debentures and
         commercial paper ........................................................       45,665        49,408        23,158
     Deferred income tax (benefit) expense .......................................      (17,784)        2,550        32,033
     Provision for doubtful accounts .............................................        1,865          (247)          345
     Amortization of deferred financing costs ....................................       14,307         3,498         5,140
     Minority interest ...........................................................                                      (84)
     Loss on sale of property, machinery and equipment - Net .....................       23,203         7,585         6,897
     Gain on transfer of concession rights - Net .................................                    (60,744)
     Changes in assets and liabilities:
          Accounts receivable ....................................................      (34,277)      (17,450)       12,621
          Long-term receivable from Grupo TFM ....................................           11           (38)         (203)
          Other accounts receivable ..............................................       (4,132)      (16,266)      (36,915)
          Materials and supplies .................................................       (3,030)        1,269         3,068
          Other current assets ...................................................         (821)       (1,084)       (2,170)
          Amounts due to related parties .........................................           15       (42,109)        8,311
          Accounts payable and accrued expenses ..................................       21,936        11,909        13,814
          Other non-current assets and long-term liabilities .....................        2,303         1,272       (10,816)
                                                                                     ----------    ----------    ----------
              Total adjustments ..................................................      125,887        17,898       136,600
                                                                                     ----------    ----------    ----------
Net cash provided by operating activities ........................................      176,701       120,052       125,250
                                                                                     ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Mexrail, Inc. ......................................................                                  (44,000)
Sale of property, machinery and equipment ........................................        7,153         2,012           642
Acquisition of property, machinery and equipment .................................      (66,918)      (85,245)      (89,355)
Acquisition of treasury shares ...................................................                                 (162,575)
                                                                                     ----------    ----------    ----------
Net cash used in investing activities ............................................      (59,765)      (83,233)     (295,288)
                                                                                     ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper ..................................................                    (25,156)     (340,000)
Repayments for debt ..............................................................      (15,074)
Proceeds from commercial paper ...................................................      280,662                     196,738
Proceeds from senior notes .......................................................                                  175,241
Proceeds from term loan facility .................................................                                  128,000
Principal payment of senior secured credit facility ..............................     (269,769)
Proceeds from revolving credit facility ..........................................       15,102
Principal payments under capital lease obligations ...............................      (10,248)       (4,227)         (298)
Payments under revolving credit facility .........................................     (100,100)
                                                                                     ----------    ----------    ----------
Net cash (used in) provided by financing activities ..............................      (99,427)      (29,383)      159,681
                                                                                     ----------    ----------    ----------
Increase (decrease) in cash and cash equivalents .................................       17,509         7,436       (10,357)
Cash and cash equivalents:
     Beginning of the year .......................................................       15,633        33,142        40,578
                                                                                     ----------    ----------    ----------
     End of the year .............................................................   $   33,142    $   40,578    $   30,221
                                                                                     ==========    ==========    ==========

SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest ...........................................   $   53,564    $   28,779    $   58,525
                                                                                     ==========    ==========    ==========

NON CASH TRANSACTIONS:
Due from Mexican Government ......................................................                 $   81,892    $   93,555
                                                                                                   ==========    ==========
Due from related parties .........................................................                               $   20,000
                                                                                                   ==========    ==========
Assets acquired through capital lease obligation .................................                 $    2,448
                                                                                                   ==========

          The accompanying notes are an integral part of these combined and consolidated financial statements.

                                TFM, S.A. DE C.V.

           NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
          (amounts in thousands of US dollars, except number of shares)

NOTE 1 - THE COMPANY:

         TFM, S.A. de C.V. ("TFM" or the "Company") was established by the Mexican Government (the "Government") in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de Mexico ("FNM"). In December 1996, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM") was awarded the right to acquire (the "Acquisition") an 80% interest in TFM, pursuant to a stock purchase agreement.

         TFM lines are comprised of approximately 2,641 (excluding the 20 miles of the Griega- Mariscala stretch, see Note 3) miles of track which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

         Approximately 70% of the Company's employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

         On February 27, 2002, Grupo TMM, S.A. ("Grupo TMM") and Kansas City Southern ("KCS") announced that they had agreed to sell Mexrail (a US Company), and its wholly-owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable from related parties amounting to $20,000, and the remaining balance of $44,000, was paid in cash. As a result, Mexrail, with its wholly-owned subsidiary, the Tex-Mex Railway, became wholly-owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge.

         The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interest because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders' equity, amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000.

         Since the above sale of Mexrail to TFM was a transaction between entities under common control, the transaction, for financial reporting purposes, has been retroactively restructured for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

         Arrendadora TFM, S.A. de C.V. ("Arrendadora TFM") was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives acquired through the privatization previously transferred by TFM. Arrendadora TFM is a subsidiary of TFM.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         TFM and subsidiaries prepare their financial statements in accordance with International Accounting Standards ("IAS") expressed in US dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). See Note 11. The most significant accounting policies are described below.

         a. CONSOLIDATION

         The consolidated financial statements include the accounts of TFM and its subsidiaries. All intercompany balances and transactions have been eliminated.

         b. TRANSLATION

         Although TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos ("Ps"), except Mexrail, TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency.

         Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.

         c. CASH AND CASH EQUIVALENTS

         Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

         d. MATERIALS AND SUPPLIES

         Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or market.

         e. CONCESSION RIGHTS AND RELATED ASSETS

         Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3 and 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

         The assets acquired and liabilities assumed include:

                  i. The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies.

                  ii. The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines.

                  iii. The 25% equity interest in the company established to operate the Mexico City rail terminal facilities.

                  iv.      Capital lease obligations assumed.

         f. PROPERTY, MACHINERY AND EQUIPMENT

         Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4).

         Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

         g. FOREIGN CURRENCY POSITION

         At December 31, 2002 TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,292 million and Ps414 million (Ps1,725 million and Ps334 million, at December 31, 2001), respectively. At December 31, 2001 and 2002 the exchange rate was Ps9.18 and Ps10.45 per US dollar, respectively. At February 28, 2003, date of issuance of these combined and consolidated financial statements, the exchange rate was Ps10.86 per US dollar.

         h. DERIVATIVE FINANCIAL INSTRUMENTS

         The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. These contracts are marked to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. See Note 6.

         i. INVESTMENT HELD FOR OPERATING PURPOSES

         TFM's 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. For the years ended December 31, 2000, 2001 and 2002, the equity in the loss (income) of the Mexico City rail terminal amounted to $19, $915 and ($1,269), respectively and is included in other (expenses) income - net in the statements of income.

         j. DEFERRED FINANCING COSTS

         Includes fees and other related expenses paid by the Company to obtain long-term debt (see Note 5). These deferred financing costs are amortized by the effective interest method during the outstanding period of such long-term debt.

         k. DEFERRED INCOME TAX

         Deferred income tax is determined following interperiod allocation procedures under the liability method.

         Under this method the Company is required to make provision for deferred income taxes on the tax indexation of certain-non-current assets and, in relation to an acquisition, on the difference between the acquisition cost of the net assets acquired and their tax base.

         l. SENIORITY PREMIUMS

         Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Starting in 2002, the Company recognized the seniority premiums based on actuarial computations. At December 31, 2001 and 2002, the Company had a provision of $1,478 and $778, respectively. Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Law, are charged to the statement of income in the year in which they become payable.

         m. REVENUE RECOGNITION

         Revenue is recognized proportionally as a shipment moves from origin to destination.

         n. INTANGIBLE AND LONG-LIVED ASSETS

         The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows, undiscounted and without interest charges, derived from such intangible assets and long-lived assets are less than their carrying value.

         o. MINORITY INTEREST

         The minority interest reflects the 2% share of Arrendadora TFM held by Grupo TFM.

         p. NET INCOME PER SHARE

         Net income per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 1,383,987,505.

         q. CONCENTRATION OF RISK

         Over 23% of the Company's transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company's largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers' financial conditions and maintains an allowance for doubtful accounts.

         r. USE OF ESTIMATES

         The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE 3 - CONCESSION RIGHTS AND RELATED ASSETS:

         In December 1996, the Government granted TFM the concession (the "Concession") to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length. Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

         Concession rights and related assets are summarized as follows.

                                                             DECEMBER 31,
                                                             ------------            ESTIMATED USEFUL
                                                         2001            2002          LIVES (YEARS)
                                                         ----            ----        ----------------
Land .............................................   $    132,878    $    132,878           50
Buildings ........................................         33,113          33,113         27-30
Bridges ..........................................         75,350          75,350           41
Tunnels ..........................................         94,043          94,043           40
Rail .............................................        317,268         317,268           29
Concrete and wood ties ...........................        137,351         137,351           27
Yards ............................................        106,174         106,174           35
Ballast ..........................................        107,189         107,189           27
Grading ..........................................        391,808         391,808           50
Culverts .........................................         14,942          14,942           21
Signals ..........................................          1,418           1,418           26
Other ............................................         10,148          10,148          5-50
                                                     ------------    ------------
                                                        1,421,682       1,421,682
Accumulated amortization .........................       (215,795)       (257,381)
                                                     ------------    ------------
Concession rights and related assets - Net .......   $  1,205,887    $  1,164,301
                                                     ============    ============

         Amortization of concession rights was $39.4 million in 2000, $38.9 million in 2001 and $38.6 million in 2002.

         On February 9, 2001, the Ministry of Communications and Transport ("SCT") issued Statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.63% Grupo TFM's capital stock owned indirectly by the Government through FNM and Nacional Financiera, S.N.C. ("Nafin") (see Note 8). During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other (expenses) income - net in the statement of income.

         Government payment was restated in accordance with an appraisal performed by the "Comision de Avaluos de Bienes Nacionales", until the payment date.

         On February 12, 2001, the SCT modified the Concession title granted to TFM (i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, Edo. Mex. and the city of Queretaro.

NOTE 4 - PROPERTY, MACHINERY AND EQUIPMENT:

         Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see
Note 10). Legal title to the purchased assets was transferred TFM at that time:

                                                           DECEMBER 31,
                                                           ------------        ESTIMATED USEFUL
                                                        2001          2002      LIVES (YEARS)
                                                        ----          ----     ----------------
Locomotives ......................................   $  176,647    $  176,456         14
Freight cars .....................................      105,921        98,622       12-16
Machinery of workshop ............................       17,111        17,515          8
Machinery of road ................................       28,233        30,906         14
Furniture and equipment ..........................      268,198       318,677        1-15
Buildings ........................................        6,697         7,168         20
Other ............................................       67,081        77,192         8
                                                     ----------    ----------
                                                        669,888       726,536
Less accumulated depreciation and amortization ...     (159,430)     (199,246)
                                                     ----------    ----------
                                                        510,458       527,290
Land .............................................       37,538        37,607
Construction in progress .........................       20,759        44,470
                                                     ----------    ----------
                                                     $  568,755    $  609,367
                                                     ==========    ==========

         Depreciation of property, machinery and equipment was $37.2 million in 2000, $39.4 million in 2001 and $42.8 million in 2002.

NOTE 5 - FINANCING:

         Financing is summarized as follows:

                                                                    DECEMBER 31,
                                                                    ------------
                                                                  2001         2002
                                                                  ----         ----
SHORT-TERM DEBT:
Commercial paper (1) .......................................   $  265,000
Less- Discount on commercial paper .........................         (362)
                                                               ----------   ----------
                                                               $  264,638   $        -
                                                               ==========   ==========
CURRENT PORTION OF LONG-TERM DEBT:
Term loan facility (6) .....................................                $   18,286
                                                                            ==========
LONG-TERM DEBT:
Senior notes due 2007 (2) ..................................   $  150,000   $  150,000
Senior discount debentures (3) .............................      443,501      443,501
Senior notes due 2012 (4) ..................................                   180,000
Commercial paper (5) .......................................                   122,000
Term loan facility (6) .....................................                   109,714
                                                               ----------   ----------
                                                               $  593,501   $1,005,215
Less- discount on senior discount debentures, senior
    notes and commercial paper .............................      (22,563)      (2,538)
                                                               ----------   ----------
                                                               $  570,938   $1,002,677
                                                               ==========   ==========

         (1)      COMMERCIAL PAPER

         On September 17, 2002, the total amount of the commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the commercial paper program. The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial program. See (5) below.

         (2)      SENIOR NOTES DUE 2007

         In June 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

         Interest expense related with the senior notes amounted to $16,167 for each one of the years ended December 31, 2000, 2001 and 2002.

         (3)      SENIOR DISCOUNT DEBENTURES ("SDD")

         The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest will be payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The price of the SDD represents a yield to maturity of 11.75%, fixed rate, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any. The unamortized discount at December 31, 2001 amounted to $22,563.

                                                        SENIOR DISCOUNT
                                                            DEBENTURE
YEAR                                                    REDEMPTION PRICE
----                                                    ----------------
2003.................................................       105.8750%
2003.................................................       102.9375%
2004 and thereafter..................................       100.0000%

         Interest expense related with the SDD amounted $42,608, $47,763 and $53,406 during 2000, 2001 and 2002, respectively.

         (4)      SENIOR NOTES DUE 2012

         TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 for an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue an additional $180,000 in new debt and to purchase the call options shares in Grupo TFM held by the Government (see Note 8).

         In June, 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law. The senior notes were issued at a discount of $2.5 million which is being amortized based on the interest method over its term. The unamortized discount at December 31, 2002 amounted to $2,376.

         The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

         Interest expense related with the senior notes due 2012 amounted to $12,944, for the year ended December 31, 2002.

         According to the refinancing of the commercial paper program due in September, 2002, the Company entered into two new bank facilities as follows:

         (5)       COMMERCIAL PAPER

         The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The unamortized discount at December 31, 2002 amounted to $162.

         (6)      TERM LOAN FACILITY

         The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at LIBOR plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness.

         COVENANTS

         The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation of affiliate transactions and asset sales, with which the Company and subsidiaries were in compliance at December 31, 2002.

NOTE 6 - FINANCIAL INSTRUMENTS:

         FUEL SWAP CONTRACTS

         The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM's fuel hedging program covered approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

         As of December 31, 2002, the Company had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003. The realized gain was $1,548 and the Company has only recorded at December 31, 2002 a benefit of $1,009.

         FOREIGN EXCHANGE CONTRACTS

         The purpose of the Company's foreign exchange contracts is to limit the risks arising from its peso denominated monetary assets and liabilities.

         The nature and quantity of any hedging transactions will be determined by Management of the Company based upon net assets exposure and market conditions.

         As of December 31, 2001, the Company had eight Mexican peso call options outstanding in the notional amount of $10 million each one, based on the exchange rate of Ps9.973 per dollar. These options expired during 2002.

         As of December 31, 2002, the Company had one Mexican peso option outstanding in the notional amount of $1.7 million based on the average exchange rate of Ps11.0 per dollar. These options will expire in May 29, 2003.

         Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2002.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

         The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2001 was $138,000 and $385,845 and at December 31, 2002 was $140,625 and $427,334, respectively. The related fair value of the senior notes due 2012 at December 31, 2002, was $179,325. The carrying amount of commercial paper and term loan facility approximates fair value due to their variable rates.

NOTE 7 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND RELATED PARTIES:

                                                                    DECEMBER 31,
                                                                    ------------
                                                                  2001       2002
                                                                  ----       ----
ACCOUNTS RECEIVABLE:
Grupo TFM ..................................................   $  40,820
Other Grupo TMM subsidiaries ...............................       2,728   $   5,316
                                                               ---------   ---------
                                                               $  43,548   $   5,316
                                                               =========   =========
ACCOUNTS PAYABLE:
KCS ........................................................   $   3,284   $   1,222
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V. .....       2,308       3,479
Other Grupo TMM subsidiaries ...............................       5,175       4,474
                                                               ---------   ---------
                                                               $  10,767   $   9,175
                                                               =========   =========

         The most important transactions with related parties are summarized as follows:

                                           DECEMBER 31,
                                           ------------
                                 2000          2001          2002
                                 ----          ----          ----
Transportation revenues ...    $   3,410     $   3,434     $   7,645
                              ==========    ==========    ==========
Management services .......   ($   2,500)   ($   2,500)   ($   2,500)
                              ==========    ==========    ==========
Other expenses ............   ($   5,262)   ($   9,501)   ($  11,634)
                              ==========    ==========    ==========

         TRANSACTIONS WITH SHAREHOLDERS

                  Association in Participation Agreement

         On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,000,000 of TFM's shares. The sale of the shares covered by this agreement shall be made no later than the fifteenth anniversary of the date of this agreement. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438, which Grupo TFM used to make the second payment of the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares.

         The price obtained from the sale of TFM's shares covered by this agreement shall be applied, as follows: (a) first, to return TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM's shares covered by this agreement, and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, considering 95% corresponding to TFM and 5% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed proportionally between TFM and Grupo TFM, with 50% to each party.

                  Intercompany transactions

         TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2001 and 2002, TFM has a non-interest bearing receivable from Grupo TFM of $67,837 and $68,040, respectively, mainly due for the transfer that TFM made to Grupo TFM in order to permit that Grupo TFM make the second payment of the stock purchase agreement.

                  Grupo TMM Management Services Agreement

         The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

                  KCS Transportation Company ("KCSTC") Management Services Agreement

         The Company and KCSTC, a wholly-owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is reimbursed for its costs and expenses incurred in the performance of such services.

         On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM are entitled to receive
(1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

NOTE 8 - STOCKHOLDERS' EQUITY:

         TFM's capital stock is variable with a fixed minimum of Ps 50,000 and an unlimited maximum. The capital stock of TFM is comprised of Series "A" shares, without par value (the Series "A" shares) and the Series "B" shares, without par value (the Series "B" shares). The Series "A" shares and the Series "B" shares are subdivided into classes (each a "Class"), I, II and III. At all times, Class I Series "A" shares and Class I Series "B" shares shall represent 51% of the capital stock of the Company, Class II Series "A" shares and Class II Series "B" shares shall represent 29% of the capital stock of the Company, and Class III Series "A" shares and Class III Series "B" shares shall represent 20% of the capital stock of the Company.

         At December 31, 2002, the capital stock of TFM is represented by 1,383,988 (thousands) shares as shown below:

                                                 NUMBER                   NUMBER                    NUMBER
SHAREHOLDER                        AMOUNT     (THOUSANDS)    AMOUNT     (THOUSANDS)    AMOUNT     (THOUSANDS)
-----------                        ------     ----------     ------     -----------    ------     -----------
Grupo TFM (Class I) ..........   $  457,485    359,975     $  439,545    345,858     $  897,030      705,833
Grupo TFM (Class II) .........      260,139    204,692        249,937    196,665        510,076      401,357
Government (Class III) .......      179,406    141,167        172,370    135,631        351,776      276,798
                                 ----------   --------     ----------   --------     ----------   ----------
Total ........................   $  897,030    705,834     $  861,852    678,154     $1,758,882    1,383,988
                                 ==========   ========     ==========   ========     ==========   ==========

         The Series "A" shares can be held only by individuals or companies of Mexican nationality. The Series "B" shares can be held by individuals or companies of Mexican and non-Mexican nationality.

         The Class I and Class II Series "A" shares and the Class I and Class II Series "B" shares are entitled to elect seven of the Company's eight directors, and their corresponding alternate directors. The Class III Series "A" shares and Class III Series "B" shares are entitled to elect one of the Company's eight directors, and his or her alternate director. The voting rights attached to the Class III shares are limited to the following matters: (i) extension of the Company's corporate life; (ii) anticipated dissolution of the Company; (iii) change in the Company's corporate purpose; (iv) change in the Company's nationality; (v) change in the form of entity of the Company; (vi) merger or spin-off of the Company; (vii) granting of any guaranty for obligations of third parties not made in the Company's ordinary course of business; (viii) extension of credit to third parties not made in the Company's ordinary course of business; (ix) acquisitions not in furtherance of the Company's corporate purpose and not made in the Company's ordinary course of business for an amount exceeding $1 million; (x) cancellation or call by the Company of any series or subseries of shares where the Class III shareholders have any interest; (xi) cancellation of the registration of the shares issued by the Company with the Registro Nacional de Valores e Intermediarios or any other stock exchange where Class III shares are registered, and (xii) election of the director of the Company appointed by holders of the Class III shares. Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon the holders thereof any right to preferred dividends.

         In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 5) and approximately $93,555 was applied against note receivables from the Government.

         The Government has retained a 20% interest in TFM shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above (see Note 3).

         At the Unanimous Resolutions Meeting held on December 24, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share.

         On March 26, 2002, a ruling from Mexican Court was issued to annul Grupo TFM's Ordinary Stockholders' Meeting held on December 31, 2001. As a consequence the Unanimous resolutions meeting mentioned above was also annulled, thus the dividends were cancelled in the combined and consolidated financial statements as of December 31, 2001, giving retroactive effect to said annulment. Thus, the amounts paid in this regard were applied against the acquisition of Mexrail and the purchase of the 24.63% non-voting interest in Grupo TFM (see
Note 1).

         Dividends paid are not subject to income tax if paid from the Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 51.52%, 49.25% or 47.06% depending on whether paid in 2003, 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

         In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 9 - INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS
CARRYFORWARDS:

         INCOME TAX

         TFM and its subsidiaries compute income tax on an individual basis.

         TFM and its subsidiaries had combined losses for income for tax purposes of $140,626, $56,536 and $396,884 for the years ended December 31, 2000, 2001 and 2002, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

         The (benefit) expense for income tax (credited) charged to income was as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                              2000          2001         2002
                                              ----          ----         ----
Current income tax .....................   $        -    $       79   $        -
Deferred income tax (benefit) expense ..      (17,784)        2,471       32,033
                                           ----------    ----------   ----------
Net income tax (benefit) expense .......   $  (17,784)   $    2,550   $   32,033
                                           ==========    ==========   ==========

         Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax (benefit) expense is shown as follows.

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                             2000          2001          2002
                                                             ----          ----          ----
Income before income tax ..............................   $   33,030    $  104,704    $   20,599
                                                          ==========    ==========    ==========

Income tax at 35% .....................................   $   11,561    $   36,646    $    7,210
(Decrease) increase resulting from:
     Effects of inflationary components ...............       (2,058)      (12,613)        8,635
     Effects of inflation on tax loss carryforwards ...      (28,599)      (25,007)       12,362
     Non-deductible expenses ..........................        1,299           965         2,128
Change in tax rate from 35% to 32% ....................                                   (1,973)
Other - Net ...........................................           13         2,480         3,671
                                                          ----------    ----------    ----------
Net deferred income tax (benefit) expense .............   ($  17,784)   $    2,471    $   32,033
                                                          ==========    ==========    ==========

         According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2003 to 32% in 2005.

         The components of deferred tax assets and (liabilities) are comprised of the following:

                                              DECEMBER 31,
                                              ------------
                                          2001            2002
                                          ----            ----
Tax-loss carryforwards ............   $    269,260    $    365,871
Inventories and provisions ........         47,011          31,255
Machinery and equipment ...........         (5,284)        (42,951)
Concession rights .................       (183,145)       (251,758)
Other .............................          1,369          (5,239)
                                      ------------    ------------
Net deferred income tax asset .....   $    129,211    $     97,178
                                      ============    ============

         EMPLOYEES' STATUTORY PROFIT SHARING

         Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2000, 2001 and 2002 there was no basis for employees' statutory profit sharing.

         ASSET TAX

         The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no basis for asset tax in 2001 and 2002

         TAX LOSS CARRYFORWARDS

         At December 31, 2002, the Company and its subsidiaries had the following tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization:

                                           INFLATION-INDEXED
                                              AMOUNT AS OF      YEAR OF
YEAR IN WHICH LOSS AROSE                   DECEMBER 31, 2002  EXPIRATION
------------------------                   -----------------  ----------
1996 ...................................      $     14,690       2046
1997 ...................................           188,049       2046
1998 ...................................           291,229       2046
1999 ...................................             7,152       2046
2000 ...................................           160,993       2046
2001 ...................................            70,842       2046
2002 ...................................           407,516       2012
                                              ------------
                                              $  1,140,471
                                              ============

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

         A) COMMITMENTS:

                  Concession duty

         Under the concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the concession period. For the years ended December 31, 2000, 2001 and 2002 the concession duty expense amounted to $3,334, $3,391 and $3,267, respectively, which was recorded as operating expense.

                  Capital lease obligations

         At December 31, 2001 and 2002, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

                  Locomotive operating leases

         In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 18 and 19 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2001, the Company had received 150 locomotives. Rents under these agreements amounted $22.8 million in 2000, $34.1 million in 2001 and $32.5 million in 2002.

         Future minimum payments, by year and in the aggregate, under the aforementioned leases, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2003 .........................   $   28,720
2004 .........................       28,720
2005 .........................       28,720
2006 .........................       28,720
2007 .........................       28,720
2008 and thereafter ..........      321,851
                                 ----------
                                 $  465,451
                                 ==========

                  Railcars operating leases

         The Company leases certain railcars under agreements which are classified as operating leases. The term of the contracts fluctuates between 3 and 15 years. Future minimum rental payments under these agreements are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2003 .........................   $   32,830
2004 .........................       18,064
2005 .........................       12,504
2006 .........................       10,012
2007 .........................        9,084
2008 and thereafter ..........       51,143
                                 ----------
                                 $  133,637
                                 ==========

                  Locomotives maintenance agreements

         The Company has entered into certain locomotive maintenance contacts which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

                  Track maintenance and rehabilitation agreement

         In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted $30.2 million in 2001 and $35.6 million in 2002. Under this agreement, the Company will pay approximately $33 million in the following 10 years.

                  Fuel purchase agreement

         On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinacion, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX Diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

                  Fuel freight service agreement

         On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinacion, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

                                   MINIMUM       MAXIMUM
                                   -------       -------
2003..........................   Ps  126,264   Ps  315,659
2004..........................        98,769       246,922
2005..........................        98,769       246,922
2006..........................        65,756       164,390
                                 -----------   -----------
                                 Ps  389,558   Ps  973,893
                                 ===========   ===========

         B) CONTINGENCIES:

         The Company and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business, mainly related with labor and social security obligations. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

         The Company has filed a claim for the refund of approximately $262 million (Ps2,111 million) of value added tax paid in connection with the Acquisition (see Note 1). However, a full valuation allowance has been provided in the accompanying financial statements.

         On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court"), issued its judgment in favor of TFM on the VAT claim which has been pending in the Mexican Courts since 1997. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court has issued a ruling denying TFM's right to receive a value added tax refund from the Mexican Federal Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. TFM is considering filing an additional complaint against the fiscal court's new judgment, and believes that it will prevail. In the event TFM prevails, a third party who can establish that its rights have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against TFM. However, TFM does not believe that any third party's rights would be improperly affected and believes that it would prevail in any such action.

         In September 2001, Ferrocarril Mexicano, S.A. de C.V. ("Ferromex") filed a legal claim against the Company relating to payments that both parties are required to make to each other for interline services and trackage and haulage rights pursuant to each of their respective concessions. At the date of issuance of these consolidated financial statements, the Company and Ferromex have not been able to agree upon the rates that each is required to pay to the other for such services and rights. Accordingly, in 2001 the Company has initiated an administrative proceeding pursuant to the Mexican Railroad Services Law and Regulations requesting a determination of such rates by the SCT to determine the conditions and rates under which such services and rights are to be rendered. On September 25, 2002 the third civil court of Mexico City rendered its judgment in favor of TFM. Ferromex has appealed the judgment and it cannot be predicted whether TFM will ultimately prevail.

         On March 14, 2002, the Company received the ruling from SCT solving the procedures and conditions for the trackage rights for 2002. The Ministry of Transportation was silent with respect to rates for interline services and stated that rates for haulage services should be privately negotiated because these services are not established under any railroad concession. The trackage rights rates established by the Ministry of Transportation under the ruling are to become effective immediately, and the Company and Ferromex are directed to settle the amounts each one owes to the other for interline services and trackage and haulage rights within a period of 45 day after TFM commence operating under long-distance trackage rights. Although the Ministry of Transportation's ruling establishes rates using the criteria set forth in the Mexican railroad services law and regulations, TFM is appealing the ruling on the grounds that it fails to establish rates for interline services and because the Company disagrees with the methodology applied to the criteria in calculating the trackage rights rates. The Company is also requesting a suspension of the effectiveness of the ruling pending resolution of this appeal.

         In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights, which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving TFM access, and in October 2002, TFM filed a counterclaim against Ferromex relating to these actions.

         Management cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate the Company. Management believes that, even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on the results of operations. However, Management cannot guarantee that the competitors' usage of TFM's rail lines will not result in losing business or that losses will be offset by revenues generated from the payments for the rights to use TFM's tracks.

         The Company believes that the payments for interline services and haulage owed by Ferromex exceed the amount of payments that Ferromex claims the Company owes to Ferromex for such services and rights. Accordingly, the Company believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM.

NOTE 11 - RECONCILIATION OF DIFFERENCES BETWEEN IAS AND U.S. GAAP:

         The Company's combined and consolidated financial statements are prepared in accordance with IAS which differ in certain material respects from U.S. GAAP. The main differences between IAS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income an on stockholders' equity.

         a. RECONCILIATION OF NET INCOME:

                                                                          YEAR ENDED DECEMBER, 31,
                                                     REFERENCE TO         ------------------------
                                                       SUBNOTE D.      2000         2001         2002
                                                     ------------      ----         ----         ----
Net income (loss) under IAS ......................                  $  50,814    $ 102,154    ($ 11,350)
Deferred income tax ..............................        i            (1,824)      (6,236)     121,687
Deferred employees' statutory profit sharing .....        i             4,573       (3,066)      26,075
Deferred charges .................................       ii                           (933)         702
Depreciation .....................................      iii                                        (459)
                                                                    ---------    ---------    ---------
Net income under U.S. GAAP .......................                  $  53,563    $  91,919    $ 136,655
                                                                    =========    =========    =========

         b. RECONCILIATION OF STOCKHOLDERS' EQUITY:

                                                                                        YEAR ENDED DECEMBER, 31,
                                                                    REFERENCE TO        ------------------------
                                                                      SUBNOTE D.         2001            2002
                                                                    ------------         ----            ----
Stockholders' equity under IAS....................................                  $   1,979,963   $   1,648,516
Deferred income tax...............................................        i               (87,889)         33,798
Deferred employees' statutory profit sharing......................        i                12,458          38,533
Deferred charges..................................................       ii                  (933)           (231)
Depreciation......................................................      iii                                  (459)
Effect on purchase of subsidiary shares...........................      iii                                20,557
                                                                                    -------------   -------------
Stockholders' equity under U.S. GAAP..............................                  $   1,903,599   $   1,740,714
                                                                                    =============   =============

         c. ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP:

                                                                                        YEAR ENDED DECEMBER, 31,
                                                                    REFERENCE TO        ------------------------
                                                                      SUBNOTE D.         2001            2002
                                                                    ------------         ----            ----
Balance at beginning of the year..................................                  $   1,811,680   $   1,903,599
Effect on purchase of subsidiary shares...........................      iii                               (43,410)
Treasury shares...................................................                                       (256,130)
Net income........................................................                         91,919         136,655
                                                                                    -------------   -------------
Balance at end of the year........................................                  $   1,903,599   $   1,740,714
                                                                                    =============   =============

         d. SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP:

                  i. Deferred income tax and employees' statutory profit sharing

         The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

         U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

         In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IAS do not require the establishment of assets or liabilities for these differences.

         The differences in the net deferred income tax and employees' statutory profit sharing assets determined under U.S. GAAP and IAS at December 31, 2001 and 2002 are summarized below:

                                                         DEFERRED INCOME          DEFERRED PROFIT
                                                            TAX ASSETS             SHARING ASSETS
                                                            ----------             --------------
                                                        2001         2002         2001      2002
                                                        ----         ----         ----      ----
Amounts recorded under IAS....................       $  129,211  $     97,178
Amount determined under U.S. GAAP.............           41,322       130,976  $  12,458  $  38,533
                                                     ----------  ------------  ---------  ---------
Net difference................................       $   87,889  ($    33,798) $  12,458  $  38,533
                                                     ==========  ============  =========  =========

         Under U.S. GAAP, employees' profit sharing would be considered as operating expense.

                  ii.      Deferred charges

         During 2001, the Company incurred certain financing costs paid to third parties which were capitalized under IAS. Under U.S. GAAP, it is required that those costs are expensed as incurred.

         Additionally during 2002, the Company incurred certain expenses related with the $180,000 senior notes as mentioned in Note 5. Under U.S. GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IAS these expenses should be capitalized and amortized over the period of the senior notes.

                  iii.     Mexrail transaction

         As more fully described in Note 1, on March 27,2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded the transaction pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS' investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, both allocated in fixed assets. During the year ended December 31, 2002 the depreciation of this transaction was $459. The portion sold by Grupo TMM to TFM (51%) amounting to $21.4 million would be accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM.

                  iv.      Earnings per share

         The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 1,383,987,505. The net income per share (basic and diluted) under U.S. GAAP was $0.039 in 2000, $0.066 in 2001 and $0.099 in 2002.

                  v.       Sales and disposals of fixed assets

         In accordance with SAB 101, the gains or losses on sales and disposal of fixed assets should be included in other operating expenses. Under IAS, these expenses are included in other expenses -net. For the years ended December 31, 2000, 2001 and 2002 the (losses) or gains on sales and disposals of fixed assets amounted to ($23,203), $53,159 and ($6,897), respectively.

                  vi.      Extraordinary item

         Under IAS, the deferred financing costs expensed for the prepayment of the senior credit facilities for an amount of $9,227 were included in interest, while under U.S. GAAP, it would be included in the income statement as extraordinary item, net of taxes ($5,075).

                  vii. Effect of recently issued accounting standards as they relate to the Company

         On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This statement also requires that the fair value of a liability for and asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

         In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Cost Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (Including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS 146 and EITF 94-3 is that FAS 146 requires that a liability for a cost associated with a exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and established that fair value is the objective for initial measurement of the liability.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this Statement will have a material effect on the Company's financial position or results of operation.

         In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others as Interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

         Management is currently evaluating the impact that the adoption of the above-mentioned statements will have on the consolidated financial statements.

         e. CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS AND INCOME STATEMENTS

         The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IAS and U.S. GAAP:

                                                                                    CONDENSED, COMBINED AND
                                                                                  CONSOLIDATED BALANCE SHEETS
                                                                                         DECEMBER 31,
                                                                                         ------------
                                                                                  2001                 2002
                                                                                  ----                 ----
Total current assets......................................................  $        290,760      $        265,222
Due from Mexican Government...............................................            81,892
Long term account receivable..............................................                                   1,388
Concession rights and related assets - Net................................         1,205,887             1,164,301
Property, machinery and equipment - Net...................................           568,755               638,714
Long-term receivable from Grupo TFM.......................................           661,275               661,478
Deferred income taxes and employees' statutory profit sharing.............            53,780               160,260
Other non-current assets..................................................            17,329                41,846
                                                                            ----------------      ----------------
         Total assets.....................................................  $      2,879,678      $      2,933,209
                                                                            ----------------      ----------------
Total short-term liabilities..............................................  $        381,453      $        147,292
Total long-term liabilities...............................................           594,626             1,045,287
                                                                            ----------------      ----------------
         Total liabilities................................................           976,079             1,192,579
                                                                            ----------------      ----------------
Minority interest.........................................................                                     (84)
                                                                            ----------------      ----------------
Capital stock.............................................................         1,758,882             1,758,882
Effect on purchase of subsidiary shares...................................            22,390               (21,395)
Treasury shares...........................................................                                (256,130)
Retained earnings.........................................................           122,327               259,357
                                                                            ----------------      ----------------
         Total stockholders' equity.......................................         1,903,599             1,740,714
                                                                            ----------------      ----------------
         Total liabilities and stockholders' equity.......................  $      2,879,678      $      2,933,209
                                                                            ================      ================

                                                                           CONDENSED, COMBINED AND CONSOLIDATED
                                                                                STATEMENTS OF INCOME

                                                                                 YEARS ENDED DECEMBER 31,
                                                                                 ------------------------
                                                                          2000             2001            2002
                                                                          ----             ----            ----
Transportation revenues.........................................     $      695,425   $      720,627  $      712,140
Total operating expenses........................................            549,199          520,407         539,183
                                                                     --------------   --------------  --------------
Operating income................................................            146,226          200,220         172,957
Other income (expenses) - net...................................                314          (18,902)        (12,717)
Comprehensive financing cost....................................           (103,862)         (80,613)       (113,323)
                                                                     --------------   --------------  --------------
Income before provision for deferred income taxes, minority
     interest and extraordinary item............................             42,678          100,705          46,917
Current income tax..............................................                                 (79)
Deferred income tax benefit (expense)...........................             15,960           (8,707)         89,654
Minority interest...............................................                                                  84
                                                                     --------------   --------------  --------------
Income before extraordinary item................................             58,638           91,919         136,655
Extraordinary item, net of taxes................................             (5,075)
                                                                     --------------   --------------  --------------
Net income for the year.........................................     $       53,563   $       91,919  $      136,655
                                                                     ==============   ==============  ==============

NOTE 12 -- SUBSEQUENT EVENTS (UNAUDITED)

         On April 21, 2003, Grupo TMM and KCS announced a series of agreements that have been approved by their respective boards of directors, that will, following shareholder and regulatory approval, place the Kansas City Southern Railway Company ("KCSR"), the Texas Mexican Railway Company ("Tex-Mex"), and TFM, under the common control of a single transportation holding company, NAFTA Rail, to be headquartered in Kansas City, Missouri. As part of the transaction KCS will change its name to NAFTA Rail, which will trade on the New York Stock Exchange ("NYSE").

         The common control of KCSR and Tex-Mex under NAFTA Rail, would require approval of the U.S. Surface Transportation Board. Additionally, the acquisition of Grupo TFM shares by NAFTA Rail would require the approval of the Competition Commission and the Foreign Investment Commission in Mexico.

         Under the Grupo TFM acquisition agreement, TMM Multimodal, a subsidiary of Grupo TMM, will receive 18 million shares of NAFTA Rail representing approximately 22 percent (20% voting, 2% subject to voting restrictions) of NAFTA Rail, $200 million in cash and a potential incentive payment of between $100 million and $180 million based on the resolution on the resolution of certain future contingencies (i.e., the VAT claim).

         On May 9, 2003, TFM sold 51% interest in Mexrail and its wholly-owned subsidiary, the Tex-Mex Railway Company, to KCS for $32.6 million. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of this agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, February 28, 2003

To the Board of Directors and Stockholders of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.

         We have audited the accompanying combined and consolidated balance sheets of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the related combined and consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

         We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the combined and consolidated financial position of Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001, and the combined and consolidated results of their operations, the changes in stockholders' equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Accounting Standards.

         International Accounting Standards differ in certain material respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of the combined and consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of combined and consolidated stockholders' equity and combined and consolidated financial position as of December 31, 2002 and 2001, to the extent summarized in Note 11 to the consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                                DECEMBER 31,
                                                                                                ------------
                                                                                            2001           2002
                                                                                            ----           ----
ASSETS
Current assets:
     Cash and cash equivalents ......................................................   $     53,110   $     30,249
     Accounts receivable net of allowance for doubtful
         accounts of $3,568 in 2001 and $3,913 in 2002 ..............................        103,562         90,596
     Amounts due from related parties (Note 7) ......................................        (22,728)         5,316
     Other accounts receivable - Net ................................................         78,042        106,628
     Materials and supplies .........................................................         23,329         20,261
     Other current assets ...........................................................         10,030         12,200
                                                                                        ------------   ------------

          Total current assets ......................................................        290,801        265,250

Due from Mexican Government (Note 3) ................................................         81,892
Long-term account receivable ........................................................                         1,388
Concession rights and related assets - Net (Note 3) .................................      1,257,591      1,215,487
Property, machinery and equipment - Net (Note 4) ....................................        568,755        609,367
Investment held for operating purposes (Note 2i.) ...................................          6,166          7,435
Deferred financing costs ............................................................         11,647         34,281
Other assets ........................................................................            454            365
Deferred income taxes (Note 9) ......................................................        131,206        100,972
                                                                                        ------------   ------------

          Total assets ..............................................................   $  2,348,512   $  2,234,545
                                                                                        ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term liabilities:
     Commercial paper (Note 5) ......................................................   $    264,638
     Current portion of long-term debt (Note 5) .....................................                  $     18,286
     Current portion of capital lease obligations (Note 10) .........................            298            267
     Amounts owed to related parties (Note 7) .......................................         10,767          9,175
     Accounts payable and accrued expenses ..........................................        105,756        119,567
                                                                                        ------------   ------------

     Total short-term liabilities ...................................................        381,459        147,295
                                                                                        ------------   ------------

Long-term portion of capital lease obligations (Note 10) ............................          2,137          1,875
Long-term debt (Note 5) .............................................................        570,938      1,002,677
Other long-term liabilities .........................................................         21,554         40,735
                                                                                        ------------   ------------

     Total long-term liabilities ....................................................        594,629      1,045,287
                                                                                        ------------   ------------

     Total liabilities ..............................................................        976,088      1,192,582
                                                                                        ------------   ------------

Minority interest (Note 2o.) ........................................................        395,992        329,619
                                                                                        ------------   ------------

Commitments and contingencies (Note 10)

Subsequent events (Note 12)

Stockholders' equity (Note 8):
Common stock, 10,063,570 shares authorized and issued without par value .............   $    807,008   $    807,008
Treasury shares .....................................................................                      (204,904)
Effect on purchase of subsidiary shares .............................................         17,912        (33,562)
Retained earnings ...................................................................        151,512        143,802
                                                                                        ------------   ------------

     Total stockholders' equity .....................................................        976,432        712,344
                                                                                        ------------   ------------

     Total liabilities and stockholders' equity .....................................   $  2,348,512   $  2,234,545
                                                                                        ============   ============

          The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
                                 (NOTES 1 AND 7)
         (amounts in thousands of US dollars, except per share amounts)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                      2000         2001         2002
                                                                                      ----         ----         ----
Transportation revenues ........................................................   $  695,425   $  720,627   $  712,140
                                                                                   ----------   ----------   ----------

Operating expenses:
     Salaries, wages and employee benefits .....................................      111,790      128,845      124,413
     Purchased services ........................................................      138,453      147,015      163,835
     Fuel, material and supplies ...............................................       74,203       68,717       58,594
     Other costs ...............................................................      129,497      147,578      129,428
     Depreciation and amortization .............................................       77,777       79,496       82,552
                                                                                   ----------   ----------   ----------

         Total operating expenses ..............................................      531,720      571,651      558,822
                                                                                   ----------   ----------   ----------

Operating income ...............................................................      163,705      148,976      153,318
                                                                                   ----------   ----------   ----------

Other (expenses) income - Net ..................................................      (21,574)      35,572      (19,255)
                                                                                   ----------   ----------   ----------

Interest income ................................................................        2,238        4,510        4,974
Interest expense ...............................................................     (109,739)     (87,009)    (101,722)
Exchange (loss) gain - Net .....................................................       (1,424)       2,783      (17,411)
                                                                                   ----------   ----------   ----------

Net comprehensive financing cost ...............................................     (108,925)     (79,716)    (114,159)
                                                                                   ----------   ----------   ----------

Income before provision for deferred income taxes and minority interest ........       33,206      104,832       19,904

Deferred income tax benefit (expense) (Note 9) .................................       18,268       (2,652)     (30,233)
                                                                                   ----------   ----------   ----------

Income (loss) before minority interest .........................................       51,474      102,180      (10,329)

Minority interest ..............................................................      (10,163)     (20,431)       2,341
                                                                                   ----------   ----------   ----------

Net income (loss) for the year .................................................   $   41,311   $   81,749   $   (7,988)
                                                                                   ==========   ==========   ==========

Net income (loss) for the year per share (Note 2p.) ............................   $     4.10   $     8.12   $    (.886)
                                                                                   ==========   ==========   ==========

          The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

                 COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
                   IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                        DECEMBER 31, 2000, 2001 AND 2002
                                 (NOTES 1 AND 8)
                      (amounts in thousands of US dollars)

                                                              EFFECT ON
                                                             PURCHASE OF
                                               COMMON        SUBSIDIARY       TREASURY       RETAINED
                                                STOCK          SHARES          SHARES        EARNINGS        TOTAL
                                                -----          ------          ------        --------        -----
Balance at December 31, 1999.............    $    807,008   $     17,912                   $     28,452   $    853,372
Net income for the year..................                                                        41,311         41,311
                                             ------------   ------------                   ------------   ------------

Balance at December 31, 2000.............         807,008         17,912                         69,763        894,683
Net income for the year..................                                                        81,749         81,749
                                             ------------   ------------                   ------------   ------------

Balance at December 31, 2001.............         807,008         17,912                        151,512        976,432
Effect on purchase of subsidiary shares..                        (51,474)                           278        (51,196)
Treasury shares..........................                                    ($204,904)                       (204,904)
Net loss for the year....................                                                        (7,988)        (7,988)
                                             ------------   ------------     ---------     ------------   ------------

Balance at December 31, 2002.............    $    807,008       ($33,562)    ($204,904)    $    143,802   $    712,344
                                             ============   ============     =========     ============   ============

          The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (NOTE 1)
                      (amounts in thousands of US dollars)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   -----------------------
                                                                            2000            2001            2002
                                                                            ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year.....................................     $     41,311    $     81,749    $     (7,988)
                                                                        ------------    ------------    ------------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization.................................           77,777          79,496          82,552
     Amortization of discount on senior secured debentures and
         commercial paper..........................................           45,665          49,408          23,158
     Deferred income tax (benefit) expense.........................          (18,268)          2,652          30,233
     Provision for doubtful accounts...............................            1,852            (247)            345
     Amortization of deferred financing costs......................           14,307           3,498           5,140
     Minority interest.............................................           10,163          20,431          (2,341)
     Loss on sale of property, machinery and equipment - Net.......           23,203           7,585           6,897
     Gain on transfer of concession rights - Net...................                          (60,744)
     Changes in other assets and liabilities:
             Accounts receivable...................................          (34,277)        (17,450)         12,621
             Other accounts receivable.............................           (4,132)        (24,595)        (36,915)
             Materials and supplies................................           (3,030)          1,269           3,068
             Other current assets..................................              248          (1,084)         (2,170)
             Amounts due to related parties........................               15         (21,289)         (4,180)
             Accounts payable and accrued expenses.................           21,935          11,912          13,811
             Other non-current assets and long-term liabilities....              (62)            (44)        (11,485)
                                                                        ------------    ------------    ------------
             Total adjustments.....................................          135,396          50,798         120,734
                                                                        ------------    ------------    ------------
Net cash provided by operating activities..........................          176,707         132,547         112,746
                                                                        ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Mexrail Inc..........................................                                          (44,000)
Sale of property, machinery and equipment..........................            7,153           2,012             642
Acquisition of property, machinery and equipment...................          (66,918)        (85,245)        (89,355)
Acquisition of treasury shares.....................................                                         (162,575)
                                                                        ------------    ------------    ------------
Net cash used in investing activities..............................          (59,765)        (83,233)       (295,288)
                                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper....................................                          (25,156)       (340,000)
Repayments for debt................................................          (15,074)
Proceeds from commercial paper.....................................          280,662                         196,738
Proceeds from senior notes.........................................                                          175,241
Proceeds from term loan facility...................................                                          128,000
Principal payment of senior secured credit facility................         (269,769)
Proceeds from revolving credit facility............................           15,102
Principal payments under capital lease obligations.................          (10,248)         (4,227)           (298)
Payments under revolving credit facility...........................         (100,100)
                                                                        ------------    ------------    ------------
Net cash (used in) provided by financing activities................          (99,427)        (29,383)        159,681
                                                                        ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents...................           17,515          19,931         (22,861)
Cash and cash equivalents:
        Beginning of the year......................................           15,664          33,179          53,110
                                                                        ------------    ------------    ------------
        End of the year............................................     $     33,179    $     53,110    $     30,249
                                                                         ============    ============    ============

SUPPLEMENTAL INFORMATION:
 Cash paid during the year for interest............................     $     53,564    $     28,779    $     58,525
                                                                        ============    ============    ============

NON CASH TRANSACTIONS:
Due from Mexican Government........................................                     $     81,892    $     93,555
                                                                                        ============    ============
Due from related parties...........................................                                     $     20,000
                                                                                                        ============
Assets acquired through capital lease obligation...................                     $      2,448
                                                                                        ============

          The accompanying notes are an integral part of these combined and consolidated financial statements.

             GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.

           NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
          (amounts in thousands of US dollars, except number of shares)

NOTE 1 - THE COMPANY:

         Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM") was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the "Acquisition") an 80% interest in TFM, S.A. de C.V. ("TFM" or the "Company"), formerly Ferrocarril del Noreste, S.A. de C.V. pursuant to a stock purchase agreement.

         Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company, which in turn is the holding company of Mexrail, Inc. ("Mexrail") and Arrendadora TFM, S.A. de C.V. ("Arrendadora TFM"). The stockholders of Grupo TFM are TMM Multimodal, S.A. de C.V. ("TMM Multimodal"), an indirect subsidiary of Grupo TMM, S.A. ("Grupo TMM"), Nafta Rail, S.A. de C.V. ("Nafta"), an indirectly wholly-owned subsidiary of Kansas City Southern, Inc. ("KCS") and TFM. See Note 8.

         TFM lines are comprised of approximately 2,641 (excluding the 20 miles of the Griega-Mariscala stretch, see Note 3) miles of track, which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

         Approximately 70% of the Company's employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

         On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail (a US company), and its wholly-owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting and account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly-owned subsidiary, the Tex-Mex Railway, became wholly-owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge.

         The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders' equity at the TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction in Grupo TFM was accounted as a reduction of stockholders' equity amounting to $33,562 and to minority interest amounting to $8,390.

         Since the above sale of Mexrail to TFM was a transaction between entities under common control, the transaction, for financial reporting purposes, has been retroactively restructured for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

         Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives acquired through the privatization previously transferred by TFM. Arrendadora TFM is a subsidiary of TFM.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Grupo TFM and subsidiaries prepare their financial statements in accordance with International Accounting Standards ("IAS") expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). See
Note 11. The most significant accounting policies are described below.

         a.  CONSOLIDATION

         The consolidated financial statements include the accounts of Grupo TFM and its subsidiaries. All intercompany balances and transactions have been eliminated.

         b.  TRANSLATION

         Although Grupo TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos ("Ps"), except Mexrail, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency.

         Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

         c.  CASH AND CASH EQUIVALENTS

         Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

         d.  MATERIALS AND SUPPLIES

         Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or market.

         e.  CONCESSION RIGHTS AND RELATED ASSETS

         Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3 and 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

         The assets acquired and liabilities assumed include:

                  i. The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

                  ii. The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

                  iii. The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

                  iv.      Capital lease obligations assumed.

         f.  PROPERTY, MACHINERY AND EQUIPMENT

         Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4). Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

         g.  FOREIGN CURRENCY POSITION

         At December 31, 2002 Grupo TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,292 million and Ps414 million (Ps1,718 million and Ps334 million, at December 31, 2001), respectively. At December 31, 2001 and 2002 the exchange rate was Ps9.18 and Ps10.45 per US dollar, respectively. At February 28, 2003, date of issuance of these consolidated financial statements, the exchange rate was Ps10.86 per US dollar.

         h.  DERIVATIVE FINANCIAL INSTRUMENTS

         The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. These contracts are marked to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. See Note 6.

         i.  INVESTMENT HELD FOR OPERATING PURPOSES

         TFM's 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. For the years ended December 31, 2000, 2001 and 2002, the equity in the loss (income) of the Mexico City rail terminal amounted $19, $915 and ($1,269), respectively and is included in other (expenses) income-net in the statements of income.

         j.  DEFERRED FINANCING COSTS

         Includes fees and other related expenses paid by the Company to obtain long-term debt (see Note 5). These deferred financing costs are amortized by the effective interest method during the outstanding period of such long-term debt.

         k.  DEFERRED INCOME TAX

         Deferred income tax is determined following interperiod allocation procedures under the liability method.

         Under this method the Company is required to establish a provision for deferred income taxes on the tax indexation of certain non-current assets and, in relation to an acquisition, on the difference between the acquisition cost of the net assets acquired and their tax base.

         l.  SENIORITY PREMIUMS

         Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Starting in 2002, the Company recognized the seniority premiums based on actuarial computations. At December 31, 2001 and 2002, the Company had a provision of $1,478 and $778, respectively.

         Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Law, are charged to the statement of income in the year in which they become payable.

         m.  REVENUE RECOGNITION

         Revenue is recognized proportionally as a shipment moves from origin to destination.

         n.  INTANGIBLE ASSETS AND LONG-LIVED ASSETS

         The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows, undiscounted and without interest charges, derived from such intangible assets and long-lived assets are less than their carrying value.

         o.  MINORITY INTEREST

         The minority interest reflects the 20% share of the Company held by the Government.

         p.  NET INCOME PER SHARE

         Net income per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 10,063,570, 10,063,570 and 9,011,069, respectively.

         q.  CONCENTRATION OF RISK

         Over 23% of the Company's transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company's largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers' financial conditions and maintains an allowance for doubtful accounts.

         r.  USE OF ESTIMATES

         The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE 3 - CONCESSION RIGHTS AND RELATED ASSETS:

         In December 1996, the Government granted TFM the Concession (the "Concession") to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length. Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

         Concession rights and related assets are summarized as follows:

                                                               DECEMBER 31,
                                                               ------------            ESTIMATED USEFUL
                                                            2001           2002          LIVES (YEARS)
                                                            ----           ----          -------------
Land.................................................   $    132,878   $    132,878           50
Buildings............................................         33,113         33,113         27-30
Bridges..............................................         75,350         75,350           41
Tunnels..............................................         94,043         94,043           40
Rail.................................................        317,268        317,268           29
Concrete and wood ties...............................        137,351        137,351           27
Yards................................................        106,174        106,174           35
Ballast..............................................        107,189        107,189           27
Grading..............................................        391,808        391,808           50
Culverts.............................................         14,942         14,942           21
Signals..............................................          1,418          1,418           26
Other................................................         61,792         61,792          5-50
                                                        ------------   ------------
                                                           1,473,326      1,473,326
Accumulated amortization.............................       (215,735)      (257,839)
                                                        ------------   ------------
Concession rights and related assets - net...........   $  1,257,591   $  1,215,487
                                                        ============   ============

         Amortization of concession rights was $40.5 million, $40.0 million, and $40.2 for the years ended December 31, 2000, 2001 and 2002, respectively.

         On February 9, 2001 the Ministry of Communications and Transport ("SCT") issued statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.63% Grupo TFM's capital stock owned indirectly by the Government through Ferrocarriles Nacionales de Mexico ("FNM") and Nacional Financiera, S.N.C. ("Nafin") (see Note 8). During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other (expenses) income - net in the statement of income.

         Government payment was restated in accordance with an appraisal performed by the "Comision de Avaluos de Bienes Nacionales", until the payment date.

         On February 12, 2001, the SCT modified the Concession title granted to TFM (i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the City of Queretaro.

NOTE 4 - PROPERTY, MACHINERY AND EQUIPMENT:

         Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see
Note 10). Legal title to the purchased assets was transferred to TFM at that time.


                                                               DECEMBER 31,
                                                               ------------            ESTIMATED USEFUL
                                                             2001          2002          LIVES (YEARS)
                                                             ----          ----          -------------
Locomotives.........................................    $    176,647   $    176,456            14
Freight cars........................................         105,921         98,622          12-16
Machinery of workshop...............................          17,111         17,515             8
Machinery of road...................................          28,233         30,906            14
Furniture and equipment.............................         268,198        318,677           1-15
Buildings...........................................           6,697          7,168            20
Other...............................................          67,081         77,192             8
                                                        ------------   ------------
                                                             669,888        726,536
Less accumulated depreciation and amortization......        (159,430)      (199,246)
                                                        ------------   ------------
                                                             510,458        527,290
Land................................................          37,538         37,607
Construction in progress............................          20,759         44,470
                                                        ------------   ------------
                                                        $    568,755   $    609,367
                                                        ============   ============

         Depreciation of property, machinery and equipment was $37.2 million in 2000, $39.4 million in 2001 and $42.8 in 2002.

NOTE 5 - FINANCING:

         Financing is summarized as follows:

                                                                  DECEMBER 31,
                                                                  ------------
                                                              2001            2002
                                                              ----            ----
SHORT-TERM DEBT:
Commercial paper (1) ..................................   $    265,000
Less-discount on commercial paper .....................           (362)
                                                          ------------    ------------
                                                          $    264,638    $          -
                                                          ============    ============
CURRENT PORTION OF LONG-TERM DEBT:
Term loan facility (6) ................................                   $     18,286
                                                          ============    ============

LONG-TERM DEBT:
Senior notes due 2007 (2) .............................   $    150,000    $    150,000
Senior discount debentures (3) ........................        443,501         443,501
Senior notes due 2012 (4) .............................                        180,000
Commercial paper (5) ..................................                        122,000
Term loan facility (6) ................................                        109,714
                                                          ------------    ------------
                                                               593,501       1,005,215
Less-discount on senior discount debentures, senior
     notes and commercial paper .......................        (22,563)         (2,538)
                                                          ------------    ------------
                                                          $    570,938    $  1,002,677
                                                          ============    ============

         (1)      COMMERCIAL PAPER

         On September 17, 2002, the total amount of the commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the commercial paper program. The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial program. See (5) below.

         (2)      SENIOR NOTES DUE 2007

         In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

         Interest expense related with the senior notes amounted to $16,167, for each one of the years ended December 31, 2000, 2001 and 2002.

         (3)      SENIOR DISCOUNT DEBENTURES ("SDD")

         The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest will be payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The price of the SDD represents a yield to maturity of 11.75% fixed rate, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at the redemption prices shown in the next page (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any. The unamortized discount at December 31, 2001 amounted to $22,563.

                                                                      SENIOR DISCOUNT
                                                                         DEBENTURE
YEAR                                                                  REDEMPTION PRICE
----                                                                  ----------------
2002......................................................                105.8750%
2003......................................................                102.9375%
2004 and thereafter.......................................                100.0000%

         Interest expense related with the SDD amounted to $42,608, $47,763 and $53,406 during 2000, 2001 and 2002, respectively.

         (4)      SENIOR NOTES DUE 2012

         TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 for an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue an additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 8).

         In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term. The unamortized discount at December 31, 2002 amounted to $2,376.

         The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

         Interest expense related with the senior notes due 2012 amounted to $12,944, for the year ended December 31, 2002.

         According to the refinancing of the commercial paper program due in September 2002, the Company entered into two new bank facilities as follows:

         (5)      COMMERCIAL PAPER

         The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The unamortized discount at December 31, 2002 amounted to $162.

         (6)      TERM LOAN FACILITY

         The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at LIBOR plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness.

         COVENANTS

         The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo TFM and subsidiaries were in compliance at December 31, 2002.

NOTE 6 - FINANCIAL INSTRUMENTS:

         FUEL SWAP CONTRACTS

         The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM's fuel hedging program covered approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

         As of December 31, 2002, the Company had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired in January and February 2003. The realized gain was $1,548 and the Company has only recorded at December 31, 2002 a benefit of $1,009.

         FOREIGN EXCHANGE CONTRACTS

         The purpose of the Company's foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.

         The nature and quantity of any hedging transactions will be determined by Management of the Company based upon net assets exposure and market conditions.

         As of December 31, 2001, the Company had eight Mexican peso call options outstanding in the notional amount of $10 million each one, based on the exchange rate of Ps9.973 per dollar. These options expired during 2002.

         As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option will expire in May 29, 2003.

         Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2002.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

         The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2001 was $138,000 and $385,845, and at December 31, 2002 was $140,625 and $427,334, respectively. The related fair value of the senior notes due 2012 at December 31, 2002 was $179,325. The carrying amount of commercial paper and term loan facility approximates fair value due to their variable rates.

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

                                                                               DECEMBER 31,
                                                                               ------------
                                                                             2001           2002
                                                                             ----           ----
ACCOUNTS RECEIVABLE:
TMM Multimodal........................................................   $     20,000
Other Grupo TMM's subsidiaries........................................          2,728   $      5,316
                                                                         ------------   ------------
                                                                         $     22,728   $      5,316
                                                                         ============   ============

ACCOUNTS PAYABLE:
KCS...................................................................   $      3,284   $      1,222
Terminal Ferroviaria del Valle del Mexico, S.A. de C.V................          2,308          3,479
Other Grupo TMM's subsidiaries........................................          5,175          4,474
                                                                         ------------   ------------
                                                                         $     10,767   $      9,175
                                                                         ============   ============

         The most important transactions with related parties are summarized as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                          -----------------------
                                                                    2000            2001            2002
                                                                    ----            ----            ----
Transportation revenues....................................     $      3,410    $      3,434    $      7,645
                                                                ============    ============    ============
Management services........................................     $     (2,500)   $     (2,500)   $     (2,500)
                                                                ============    ============    ============
Other expenses.............................................     $     (5,262)   $     (9,501)   $    (11,634)
                                                                ============    ============    ============

                  Grupo TMM Management Services Agreement

         The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

                  KCS Transportation Company ("KCSTC") Management Services Agreement

         The Company and KCSTC, a wholly-owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

         On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM are entitled to receive
(1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

NOTE 8 - STOCKHOLDERS' EQUITY:

         Grupo TFM's capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series "A" shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series "B" shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series "L" shares with restricted voting rights, which are not entitled to a dividend preference.

         In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the Government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 5) and approximately $93,555 was applied against note receivables from the Government.

         At December 31, 2002 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

                                              NUMBER OF SHARES              NUMBER OF SHARES
                                         (FIXED PORTION OF CAPITAL    (VARIABLE PORTION OF CAPITAL
STOCKHOLDERS                                      STOCK)                        STOCK)
------------                              ------------------------     ---------------------------
                                                 Series "A"                    Series "A"
                                                 ----------                    ----------
TMM Multimodal.........................            25,500                       3,842,901

                                                 Series "B"                  Sub-series "B"
                                                 ----------                  --------------
Nafta..................................            24,500                       3,692,199

                                                 Series "L"                  Sub-series "L"
                                                 ----------                  --------------
TFM (treasury shares)..................              __                         2,478,470

                                                   ------                      ----------
        TOTAL:                                     50,000                      10,013,570
                                                   ======                      ==========

         Pursuant to the new shares sub-series "L-2" granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series "L-2" shares have no voting rights. Grupo TFM Sub-series "L-2" shares do not confer upon the holders thereof any right to preference dividends.

         The sub-series "L-1" shares that were previously held by the Government were cancelled as the call option was appointed by TFM.

         At the General Ordinary Stockholders' Meeting held on December 21, 2001, the stockholders of Grupo TFM agreed to pay dividends of $33,819, equivalent to $3.3605 per share.

         At the Unanimous Resolutions Meeting held on December 21, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share.

         On March 26, 2002, the Company received the ruling from Mexican Court annulling the Ordinary Stockholders' Meeting mentioned above. As a consequence the Unanimous Resolutions Meeting mentioned above, was also annulled, thus the dividends, agreed in both Meetings, were cancelled in the consolidated financial statements as of December 31, 2001, giving retroactive effect to said annulment. Thus, the amounts paid in this regard were applied against the acquisition of Mexrail and the purchase price of the 24.63% non-voting interest in Grupo TFM. (See Note 1).

         The Government has retained a 20% interest in TFM's shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government's TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See Note 3.

         Dividends paid are not subject to income tax if paid from the Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 51.52%, 49.25% or 47.06% depending on whether paid in 2003, 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

         In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 9 - INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS
CARRYFORWARDS:

         INCOME TAX

         Grupo TFM and its subsidiaries compute income tax on an individual basis.

         Grupo TFM and its subsidiaries had combined losses for tax purposes of $135,816, $51,680 and $401,415 for the years ended December 31, 2000, 2001 and
2002, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

         The (benefit) expense for income tax (credited) charged to income was as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                          2000                2001                 2002
                                                          ----                ----                 ----
Current income tax..................................  $          -        $         79        $          -
Deferred income tax (benefit) expense...............       (18,268)              2,573              30,233
                                                      ------------        ------------        ------------
Net income tax (benefit) expense....................  $    (18,268)       $      2,652        $     30,233
                                                      ============        ============        ============

         Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax (benefit) expense is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                          2000                2001                2002
                                                          ----                ----                ----
Income before income tax............................  $     33,206        $    104,832        $     19,904
                                                      ============        ============        ============
Income tax at 35%...................................  $     11,622        $     36,691        $      6,967
(Decrease) increase resulting from:
Effects of inflationary components..................        (2,603)            (10,969)              4,867
Effects of inflation on tax loss carryforwards......       (28,599)            (26,202)             14,281
Non-deductible expenses.............................           672                 911               2,128
Change in tax rate from 35% to 32%..................                                                (1,837)
Other - Net.........................................           640               2,142               3,827
                                                      ------------        ------------        ------------
Net deferred income tax (benefit) expense...........  $    (18,268)       $      2,573        $     30,233
                                                      ============        ============        ============

         According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2003 to 32% in 2005.

         The components of deferred tax assets and (liabilities) are comprised of the following:

                                                                                DECEMBER 31,
                                                                                ------------
                                                                           2001               2002
                                                                           ----               ----
Tax-loss carryforwards.............................................    $      287,045    $      381,954
Inventories and provisions - Net...................................            47,011            31,255
Machinery and equipment............................................            (5,284)          (42,951)
Concession rights..................................................          (198,922)         (264,046)
Other..............................................................             1,356            (5,240)
                                                                       --------------    --------------
Net deferred income tax asset......................................    $      131,206    $      100,972
                                                                       ==============    ==============

         EMPLOYEES' STATUTORY PROFIT SHARING

         Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2000, 2001 and 2002, there was no basis for employees' statutory profit sharing.

         ASSET TAX

         The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no basis for asset tax in 2001 and 2002.

         TAX LOSS CARRYFORWARDS

         At December 31, 2002 Grupo TFM and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in the next page.

                                                                INFLATION-INDEXED
                                                                  AMOUNTS AS OF
YEAR IN WHICH LOSS AROSE                                        DECEMBER 31, 2002      YEAR OF EXPIRATION
------------------------                                        -----------------      ------------------
1996......................................................       $        14,690             2046
1997......................................................               232,418             2046
1998......................................................               292,030             2046
1999......................................................                 7,152             2046
2000......................................................               160,993             2046
2001......................................................                70,842             2046
2002......................................................               412,168             2012
                                                                 ---------------
                                                                 $     1,190,293
                                                                 ===============

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

         A) COMMITMENTS:

                  Concession duty

         Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2000, 2001 and 2002 the concession duty expense amounted to $3,334, $3,391 and $3,267, respectively, which was recorded as operating expense.

                  Capital lease obligations

         At December 31, 2001 and 2002, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

Locomotives operating leases

         In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 18 and 19 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2002, the Company had received 150 locomotives. Rents under these agreements amounted to $22.8 million in 2000, $34.1 million in 2001 and $32.5 million in 2002.

         Future minimum payments, by year and in the aggregate, under the aforementioned leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2003....................................................................   $     28,720
2004....................................................................         28,720
2005....................................................................         28,720
2006....................................................................         28,720
2007....................................................................         28,720
2008 and thereafter.....................................................        321,851
                                                                           ------------
                                                                           $    465,451
                                                                           ============

                  Railcars operating leases

         The Company leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

YEAR ENDED DECEMBER 31,
-----------------------
2003....................................................................  $     32,830
2004....................................................................        18,064
2005....................................................................        12,504
2006....................................................................        10,012
2007....................................................................         9,084
2008 and thereafter.....................................................        51,143
                                                                          ------------
                                                                          $    133,637
                                                                          ============

                  Locomotives maintenance agreements

         The Company has entered into two locomotives maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

                  Track maintenance and rehabilitation agreement

         In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $30.2 million in 2001 and $35.6 million in 2002. Under this agreement, the Company will pay approximately $33 million in the following 10 years.

                  Fuel purchase agreement

         On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinacion, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

                  Fuel freight service agreement

         On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinacion, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

                                                           MINIMUM            MAXIMUM
                                                           -------            -------
2003.................................................    Ps  126,264        Ps   315,659
2004.................................................         98,769             246,922
2005.................................................         98,769             246,922
2006.................................................         65,756             164,390
                                                         -----------        ------------
                                                         Ps  389,558        Ps   973,893
                                                         ===========        ============

         B) CONTINGENCIES:

         Grupo TFM and its subsidiaries are parties to various legal actions and other claims in the ordinary course of their business, mainly related with labor and social security obligations. Management does not believe that any pending litigation against Grupo TFM and subsidiaries will, individually or in the aggregate, have a material adverse effect on their results of operations or financial condition.

         The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax paid in connection with the Acquisition (see Note 1). However, a full valuation allowance has been provided in the accompanying consolidated financial statements.

         On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court"), issued its judgment in favor of TFM on the VAT claim which has been pending in the Mexican Courts since 1997. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court has issued a ruling denying TFM's right to receive a value added tax refund from the Mexican Federal Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. TFM is considering filing an additional complaint against the fiscal courts new judgment, and in both instances believes that it will prevail. In the event TFM prevails, a third party who can establish that its rights have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against TFM. However, TFM does not believe that any third party's rights would be improperly affected and believes that it would prevail in any such action.

         In September 2001, Ferrocarril Mexicano, S.A. de C.V. ("Ferromex") filed a legal claim against the Company relating to payments that both parties are required to make to each other for interline services and trackage and haulage rights pursuant to each of their respective concessions. At the date of issuance of these consolidated financial statements, the Company and Ferromex have not been able to agree upon the rates that each is required to pay to the other for such services and rights. Accordingly, in 2001 the Company has initiated an administrative proceeding pursuant to the Mexican Railroad Services Law and Regulations requesting a determination of such rates by the SCT to determine the conditions and rates under which such services and rights are to be rendered. On September 25, 2002 the third civil court of Mexico City rendered its judgment in favor of TFM. Ferromex has appealed the judgment and it cannot be predicted whether TFM will ultimately prevail.

         On March 14, 2002, the Company received the ruling from SCT solving the procedures and conditions for the trackage rights for 2002. The Ministry of Transportation was silent with respect to rates for interline services and stated that rates for haulage services should be privately negotiated because these services are not established under any railroad concession. The trackage rights rates established by the Ministry of Transportation under the ruling are to become effective immediately, and the Company and Ferromex are directed to settle the amounts each one owes to the other for interline services and trackage and haulage rights within a period of 45 day after TFM commence operating under long-distance trackage rights. Although the Ministry of Transportation's ruling establishes rates using the criteria set forth in the Mexican railroad services law and regulations, TFM is appealing the ruling on the grounds that it fails to establish rates for interline services and because the Company disagree with the methodology applied to the criteria in calculating the trackage rights rates. The Company is also requesting a suspension of the effectiveness of the ruling pending resolution of this appeal.

         In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights, which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving TFM access, and in October 2002, TFM filed a counterclaim against Ferromex relating to these actions.

         Management cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate the Company. Management believes that, even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on the results of operations. However, Management cannot guarantee that the competitors' usage of TFM's rail lines will not result in losing business or that losses will be offset by revenues generated from the payments for the rights to use TFM's tracks. The Company believes that the payments for interline services and haulage owed by Ferromex exceed the amount of payments that Ferromex claims the Company owes to Ferromex for such services and rights. Accordingly, the Company believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM.

NOTE 11 - RECONCILIATION OF DIFFERENCES BETWEEN IAS AND U.S. GAAP:

         The Company's combined and consolidated financial statements are prepared in accordance with IAS which differ in certain material respects from U.S. GAAP. The main differences between IAS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided, when considered necessary, of the effects on the consolidated net income and on stockholders' equity.

         a.  RECONCILIATION OF NET INCOME

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
                                                          REFERENCE
                                                          TO SUBNOTE
                                                          ----------
                                                              d.              2000           2001           2002
                                                          ----------          ----           ----           ----
Net income (loss) under IAS..........................                    $     41,311    $     81,749   $     (7,988)
Deferred income tax..................................           i              (1,822)         (6,679)       121,738
Deferred employees' statutory profit sharing.........           i               4,573          (2,623)        25,792
Deferred charges.....................................          ii                                (933)           702
Depreciation.........................................         iii                                               (459)
Effect of U.S. GAAP adjustments on
     minority interest...............................                            (550)          2,047        (29,601)
                                                                         ------------    ------------   ------------
Net income under U.S. GAAP...........................                    $     43,512    $     73,561   $    110,184
                                                                         ============    ============   ============

         b.  RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                 REFERENCE TO
                                                                   SUBNOTE d.        2001               2002
                                                                   ----------        ----               ----
Stockholders' equity under IAS................................                   $    976,432       $    712,344
Deferred income tax...........................................         i              (88,332)            33,406
Deferred employees' statutory profit sharing..................         i               12,901             38,693
Deferred charges..............................................         ii                (933)              (231)
Depreciation..................................................         iii                                  (459)
Effect on purchase of subsidiary shares.......................         iii                                16,447
Effect of U.S. GAAP adjustments on
     minority interest........................................                         15,273            (14,328)
                                                                                 ------------       -------------
Net income under U.S. GAAP....................................                   $    915,341       $    785,872
                                                                                 ============       ============

         c.  ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                 REFERENCE TO
                                                                   SUBNOTE d.       2001                2002
                                                                   ----------       ----                ----
Balance at beginning of the year..............................                   $    841,780       $    915,341
Effect on purchase of subsidiary shares.......................        iii                                (34,749)
Treasury shares...............................................                                          (204,904)
Net income....................................................                         73,561            110,184
                                                                                 ------------       ------------
Balance at end of the year....................................                   $    915,341       $    785,872
                                                                                 ============       ============

         d.  SIGNIFICANT DIFFERENCES BETWEEN IAS AND U.S. GAAP:

                  i. Deferred income tax and employees' statutory profit sharing

         The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

         U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

         In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IAS do not require the establishment of assets or liabilities for these differences.

         The differences in the net deferred income tax and employees' statutory profit sharing assets determined under U.S. GAAP and IAS at December 31, 2001 and 2002 are summarized below:

                                                                DEFERRED INCOME                DEFERRED PROFIT
                                                                   TAX ASSETS                  SHARING ASSETS
                                                            -------------------------     --------------------------
                                                               2001            2002          2001            2002
                                                               ----            ----          ----            ----
Amounts recorded under IAS.........................         $ 131,206       $ 100,972     $        -      $        -
Amount determined under U.S. GAAP..................            42,874         134,378         12,901          38,693
                                                            ---------       ---------     ----------      ----------
Net difference.....................................         $  88,332       $ (33,406)    $   12,901      $   38,693
                                                            =========       =========     ==========      ==========

         Under U.S. GAAP, employee profit sharing would be considered as operating expense.

                  ii.      Deferred charges

         During 2001, the Company incurred in certain financing costs paid to third parties which were capitalized under IAS amounting to $933. Under U.S. GAAP, it is required that these costs are expensed as incurred.

         Additionally during 2002, the Company incurred certain expenses related with the $180,000 senior notes as mentioned in Note 5. Under U.S. GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IAS these expenses should be capitalized and amortized over the period of the senior notes.

                  iii.     Mexrail transaction

         As more fully described in Note 1, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS' investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, both allocated in fixed assets. During the year ended December 31, 2002 the depreciation of this transaction was $459. The portion sold by Grupo TMM to TFM (51%) amounting to $21.4 million would be accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM. Thus, the effect of the latter affected stockholders' equity by $16.4 million (80%) and minority interest by $4.1 million.

                  iv.      Earnings per share

         The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 10,063,570, 10,063,570 and 9,011,069,
respectively. The net income per share (basic and diluted) under U.S. GAAP was $4.32 in 2000, $7.31 in 2001 and $12.23 in 2002.

                  v.       Sales and disposals of fixed assets

         In accordance with SAB 101, the gains or losses on sales and disposals of fixed assets should be included in other operating expenses. Under IAS, these expenses are included in other (expenses) income - net. For the years ended December 31, 2000, 2001 and 2002 the (losses) or gains on sales and disposals of fixed assets amounted to ($23,203), $53,159 and ($6,897), respectively.

                  vi.      Extraordinary item

         Under IAS, the deferred financing costs expensed for the pre-payment of the Senior credit facilities for an amount of $9,227 were included in interest expense, while under U.S. GAAP, it would be included in the income statement as extraordinary item, net of taxes ($5,075).

                  vii. Effect of recently issued accounting standards as they relate to the Company

         On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement also requires that the fair value of a liability for and asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

         In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Cost Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (Including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS 146 and EITF 94-3 is that FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and established that fair value is the objective for initial measurement of the liability.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this Statement will have a material effect on the Company's financial position or results of operation.

         In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others as Interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

         Management is currently evaluating the impact that the adoption of the above-mentioned statements will have on the consolidated financial statements.

         e. CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS AND INCOME STATEMENTS

         The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IAS and U.S. GAAP:

                                                                          CONDENSED, COMBINED AND CONSOLIDATED
                                                                                    BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                              2001                   2002
                                                                              ----                   ----
Total current assets...............................................      $      290,801         $      265,250
Due from Mexican Government .......................................              81,892
Long-term account receivable.......................................                                      1,388
Concession rights and related assets - Net.........................           1,257,591              1,215,487
Property, machinery and equipment - Net............................             568,755                638,716
Deferred income taxes and employees' statutory profit sharing......              55,775                163,822
Other non-current assets...........................................              17,334                 41,850
                                                                         --------------         --------------
          Total assets.............................................      $    2,272,148         $    2,326,513
                                                                         ==============         ==============

Total short-term liabilities.......................................      $      381,459         $      147,295
Total long-term liabilities........................................             594,629              1,045,287
                                                                         --------------         --------------
          Total liabilities........................................             976,088              1,192,582
                                                                         --------------         --------------
Minority interest..................................................             380,719                348,059
                                                                         --------------         --------------

Capital stock......................................................             807,008                807,008
                                                                         --------------
Treasury Shares....................................................                                   (204,904)
Effect on purchase of subsidiary shares............................              17,912                (17,115)
Retained earnings..................................................              90,421                200,883
                                                                         --------------         --------------
          Total stockholders' equity...............................             915,341                785,872
                                                                         --------------         --------------
          Total liabilities and stockholders' equity...............      $    2,272,148         $    2,326,513
                                                                         ==============         ==============

                                                                  CONDENSED, COMBINED AND CONSOLIDATED
                                                                           STATEMENTS OF INCOME

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                    2000          2001          2002
                                                                    ----          ----          ----
Transportation revenues ......................................   $  695,425    $  720,627    $  712,140
Total operating expenses .....................................      550,350       521,115       540,617
                                                                 ----------    ----------    ----------
Operating income .............................................      145,075       199,512       171,523
Other income (expenses) - Net ................................        1,629       (17,587)      (12,358)
Comprehensive financing cost .................................     (103,850)      (80,649)     (113,226)
                                                                 ----------    ----------    ----------
Income before provision for deferred income taxes, minority
     interest and extraordinary item .........................       42,854       101,276        45,939
Current income tax ...........................................                        (79)
Deferred income tax benefit (expense) ........................       16,446        (9,252)       91,505
Minority interest ............................................      (10,713)      (18,384)      (27,260)
                                                                 ----------    ----------    ----------
Income before extraordinary item .............................       48,587        73,561       110,184
Extraordinary item, net of taxes .............................       (5,075)
                                                                 ----------    ----------    ----------
Net income for the year ......................................   $   43,512    $   73,561    $  110,184
                                                                 ==========    ==========    ==========

NOTE 12 -- SUBSEQUENT EVENTS (UNAUDITED)

         On April 21, 2003, Grupo TMM and KCS announced a series of agreements that have been approved by their respective boards of directors, that will, following shareholder and regulatory approval, place the Kansas City Southern Railway Company ("KCSR"), the Texas Mexican Railway Company ("Tex-Mex"), and TFM, under the common control of a single transportation holding company, NAFTA Rail, to be headquartered in Kansas City, Missouri. As part of the transaction KCS will change its name to NAFTA Rail, which will trade on the New York Stock Exchange ("NYSE").

         The common control of KCSR and Tex-Mex under NAFTA Rail, would require approval of the U.S. Surface Transportation Board. Additionally, the acquisition of Grupo TFM shares by NAFTA Rail would require the approval of the Competition Commission and the Foreign Investment Commission in Mexico.

         Under the Grupo TFM acquisition agreement, TMM Multimodal, a subsidiary of Grupo TMM, will receive 18 million shares of NAFTA Rail representing approximately 22 percent (20% voting, 2% subject to voting restrictions) of NAFTA Rail, $200 million in cash and a potential incentive payment of between $100 million and $180 million based on the resolution on the resolution of certain future contingencies (i.e., the VAT claim).

         On May 9, 2003, TFM sold 51% interest in Mexrail and its wholly-owned subsidiary, the Tex-Mex Railway Company, to KCS for $32.6 million. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of this agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM.

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                                EXHIBIT
 ------                                -------

  1.1 Corporate by-laws (Estatutos Sociales) of TFM, together with an English translation (incorporated herein by reference to Exhibit
               3.1 of our Registration Statement on Form F-4, File No.
               333-8322).

  1.2 Corporate by-laws (Estatutos Sociales) of Grupo TFM, together with an English translation (incorporated herein by reference to Exhibit 3.2 of our Registration Statement on Form F-4, File No. 333-8322).

  2.1 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322).

  2.2* First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007.

  2.3 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-8322).

  2.4* First Supplemental Indenture, dated as of May 21, 2002, TFM, Grupo TFM, as Guarantor, The Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as the Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior Discount Debentures due 2009.

  2.5 Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM's 12.50% Senior Notes due 2012 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-102222).

  2.6 Specimen Global Note representing the Senior Notes (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No. 333-8322).

  2.7 Specimen Global Note representing the Senior Discount Debentures (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-8322).

  2.8 Specimen Global Note representing the Senior Notes due 2012 exchange notes (incorporated herein by reference to Exhibit 4.6 of our Registration Statement on Form F-4, File No. 333-102222).

  2.9 Purchase Agreement, dated as of June 6, 2002, between TFM and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 10.16 of TFM's Registration Statement on Form F-4, File No. 333-102222).

  4.1 Concession title granted by the Secretaria de Comunicaciones y Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V. , ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322).

EXHIBIT
 NUMBER                                EXHIBIT
 ------                                -------

  4.2 Amendment dated February 12, 2001 of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

  4.3 Credit Agreement, dated as of September 19, 2000 among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit
               4.3 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

  4.4 Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

  4.5 Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.5 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

  4.6 Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.8 of our Registration Statement on Form F-4, File No. 333-102222).

  4.7* First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

  4.8          Credit Agreement, dated as of September 17, 2002, among TFM, J.P.
               Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein (incorporated herein by reference to Exhibit 10.9 of our Registration Statement on Form F-4, File No. 333-102222).

  4.9* First Amendment, dated as of May 2, 2003 to the Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

  4.10 Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4, File No. 333-8322).

EXHIBIT
 NUMBER                                EXHIBIT
 ------                                -------

  4.11* Amendment, dated as of April 30, 2002, to the TMM Management Services Agreement.

  4.12 Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-4, File No. 333-8322).

  4.13 Amendment, dated as of April 30, 2002, to the KCS Management Services Agreement (incorporated herein by reference to Exhibit
               10.15 of our Registration Statement on Form F-4, File No. 333-102222).

  4.14 Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No. 333-8322).

  4.15 Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322).

  4.16 Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322).

  4.17 English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo (incorporated herein by reference to Exhibit 10.16 of our Registration Statement on Form F-4, File No. 333-102222).

  4.18 Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City Southern Railway Company, Kansas City Southern Industries, Inc. and TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

  4.19 Stock Purchase Agreement, dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM and TFM (incorporated herein by reference to Exhibit 10.26 of Grupo TMM's Registration Statement on Form F-4, Registration No. 333-99075).

  12.1* Certification of Chief Executive Officer and Chief Financial Officer of TFM and Grupo TFM, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.