Form 20-F
period 2004-12-31
TFM SA DE CV; MEXICAN RAILWAY TRANSPORTATION GROUP
filed 2005-07-15
CIK 1055294, 1055291

As filed with the Securities and Exchange Commission on July 15, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBERS 333-08322, 333-08322-01
___________________

TFM, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Railway Transportation Group

(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Periférico Sur No. 4829, 4to Piso
Col. Parques del Pedregal
14010 México, D.F.
México
(Address of principal executive offices)

__________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None.	Name of each exchange on which registered Not applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

TFM and Grupo TFM

10.25% Senior Notes due 2007

11.75% Senior Discount Debentures due 2009*

Guarantees of 10.25% Senior Notes due 2007

Guarantees of 11.75% Senior Discount Debentures due 2009*

TFM

12.50% Senior Notes due 2012

*      There are no 11.75% Senior Discount Debentures due 2009 outstanding nor is there a guarantee of such debentures since April 29, 2005.

     The number of outstanding shares of each of the issuers’ classes of capital or common stock as of December 31, 2004 was:

TFM, S.A. de C.V.		Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.

359,975,150	Class I Series A Shares	3,868,401	Series A Shares

204,691,752	Class II Series A Shares	3,716,699	Series B Shares

141,166,725	Class III Series A Shares	2,478,470	Series L, Sub-Series L-2 Shares

345,858,478	Class I Series B Shares

196,664,624	Class II Series B Shares

135,630,776	Class III Series B Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒

-ii-

In this annual report, references to “$”, “U.S.$”, “Dollars” or “U.S. Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

-iii-

     This report constitutes the annual report on Form 20-F for the fiscal year ended December 31, 2004 for each of TFM, S.A. de C.V. (“we,” “us,” “our” or “TFM”) and Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM” and, as the context requires, together with TFM, “we,” “us” or “our”). Grupo TFM owns all of the unrestricted voting shares of TFM, which represent 80.0% of the capital stock of TFM. Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM and related party transactions with TFM which are eliminated in the consolidation of Grupo TFM’s financial statements. Except where otherwise indicated, the disclosure presented in this annual report applies to both TFM and Grupo TFM.

EXPLANATORY NOTE

     TFM, following discussions with PricewaterhouseCoopers, S.C., its independent public accountants, in connection with the finalization of the audit of TFM’s 2004 financial results, has determined to reclassify on its balance sheet its long-term zero-coupon $593.4 million receivable from Grupo TFM and an additional long-term receivable from Grupo TFM totaling $67.7 million from an asset to a contra-equity account, in each case solely for purposes of its equity reconciliation under United States generally accepted accounting principles, or U.S. GAAP. This reclassification was not required with respect to any amounts under TFM’s International Financial Reporting Standards, or IFRS, financial statements.

     The impact of this reclassification is a reduction in TFM’s consolidated stockholder’s equity for U.S. GAAP reconciliation purposes at December 31, 2000, 2001, 2002, and 2003. In connection with the reclassification, TFM’s consolidated stockholders’ equity for U.S. GAAP reconciliation purposes (i) at December 31, 2003 changed from $1,775 million to $1,114 million; (ii) at December 31, 2002 changed from $1,741 million to $1,079 million; (iii) at December 31, 2001 changed from $1,904 million to $1,242 million and (iv) at December 31, 2000 changed from $1,812 million to $1,150 million. The reclassifications have no impact on TFM’s consolidated statements of income or cash flows for any of the affected periods under IFRS or for purposes of U.S. GAAP reconciliation. TFM’s consolidated stockholders’ equity for U.S. GAAP reconciliation purposes at December 31, 2004 was $1,106 million.

FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements reflect our views with respect to our financial performance and future events. All forward-looking statements contained herein are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of factors discussed herein. Many of these statements may be identified by the use of forward-looking words such as “believe,” “expect,” “could,” “anticipate,” “should,” “plan,” “estimate” and “potential”, among others. Readers are cautioned not to place reliance on these forward-looking statements. The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

•	our ability to generate sufficient cash from operations to meet our obligations;

•	our high degree of leverage;

•	our potential need for and ability to obtain additional financing;

•	our compliance with and obligations under the concession from the Mexican government;

•	our ability to successfully implement our business strategy, including the strategy to convert customers from using trucking services to rail transportation services;

•	the impact of competition, including competition from other rail carriers and trucking companies in Mexico and the United States, or the U.S.;

•	Mexican, U.S. and global economic, political and social conditions;

•	the effects of the North American Free Trade Agreement, or NAFTA, on the level of trade among Mexico, the U.S. and Canada;

•	the settlement of the Mexican government’s right to require Grupo TFM to purchase the Mexican government’s 20% equity interest in TFM retained by the Mexican government in connection with our privatization, or the Mexican government’s put claim;

•	uncertainties relating to negotiations with the Mexican government in connection with our value added tax, or VAT, refund award;

•	uncertainties relating to the Mexican government’s audit of our 1997 tax returns and possible effect on our tax returns for subsequent years;

•	uncertainties regarding the litigation we face or may face in the future;

•	the transition to new operating management under control by Kansas City Southern, or KCS, our new controlling shareholder;

•	the effects of our employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability;

•	changes in legal or regulatory requirements in Mexico, the U.S. or Canada;

•	fluctuations in the Peso — Dollar exchange rate;

•	other factors described in this annual report.

     Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under “Item 3. Key Information—Risk Factors” in this annual report. These risks and uncertainties include factors relating to the Mexican economy, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the Mexican and international transportation industry and changes in their regulatory environment, including material administrative and judicial rulings, and factors relating to the highly competitive markets in which we operate. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CERTAIN RECENT DEVELOPMENTS

Change in Control and Loss of Foreign Private Issuer Status

     On April 1, 2005, KCS and Grupo TMM, S.A. de C.V., or Grupo TMM, completed a transaction under which KCS acquired control of Grupo TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM, representing a 48.5% economic interest (51% of the shares of Grupo TFM entitled to full voting rights) for a purchase price of (i) $200 million in cash, (ii) 18,000,000 shares of the common stock of KCS, and (iii) a promissory note in the aggregate principal amount of $47 million, payable subject to the terms of a certain escrow agreement.

     As a result of the acquisition, KCS has a controlling interest in Grupo TFM, consisting of 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, upon resolution of the VAT refund claim and the Mexican government’s put claim, KCS may be obligated to pay Grupo TMM up to $110 million payable in a combination of cash and KCS common stock. Grupo TMM is now a shareholder of KCS.

     As a consequence of the change in control, each of TFM and Grupo TFM has ceased to qualify as a foreign private issuer for purposes of our reporting obligations to the Securities and Exchange Commission, or SEC. Accordingly, although we are filing this annual report for fiscal year 2004 on Form 20-F, we have begun filing current reports on Form 8-K, and will begin filing quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and annual reports on Form 10-K (beginning with respect to fiscal year 2005).

Cash Tender Offer and Concurrent Consent Solicitation, and Call for Redemption

     On April 1, 2005, TFM commenced a cash tender offer for any and all outstanding $443,500,000 aggregate principal amount of its 11.75% Senior Discount Debentures due 2009, or the 2009 Debentures. On April 20, 2005, we accepted for purchase tenders equal to approximately $386.0 million principal amount of the 2009 Debentures. The tender offer expired on April 28, 2005. Concurrently with the tender offer, TFM also solicited consents for amendments to the indenture under which the 2009 Debentures were issued. The consent solicitation expired on April 14, 2005.

     TFM received the requisite consents to amend the indenture for the 2009 Debentures and thereby eliminated substantially all of the restrictive covenants included therein and reduced the minimum prior notice period with respect to a redemption date for outstanding 2009 Debentures from 30 days to 3 days. TFM called for redemption its outstanding 2009 Debentures that were not tendered in TFM’s tender offer and on April 29, 2005, paid an aggregate of $59,970,989.47, including principal and interest, to the holders of such 2009 Debentures. There are currently no 2009 Debentures outstanding.

Waiver and Amendment to Credit Agreement; Issuance of New Debt

     As of April 18, 2005, TFM entered into a first waiver and amendment to its credit agreement with the several banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent, or the Waiver and Amendment. The Waiver and Amendment is a waiver to and amendment of our amended and restated credit agreement, dated as of June 24, 2004, among TFM, the several banks party thereto and JPMorgan Chase Bank, N.A., or our amended and restated credit agreement.

     The Waiver and Amendment allowed TFM to issue $460.0 million principal amount of its 9 3/8% Senior Notes due 2012, or the 9 3/8% Notes, in a principal amount in excess of the principal amount of 2009 Debentures outstanding and to use the amount of proceeds from the private placement of the 9 3/8% Notes in excess of the principal amount of the 2009 Debentures outstanding to pay accrued and unpaid interest on the 2009 Debentures repurchased or redeemed, pay the fees of the underwriter associated with the issuance of the 9 3/8% Notes and the tender offer for the 2009 Debentures, pay the premium related to the tender offer and to pay certain other expenses relating to the tender offer and the issuance of the 9 3/8% Notes. The Waiver and Amendment also amends the amended and restated credit agreement to allow TFM to borrow up to $25 million from KCS on a fully subordinated basis.

Value Added Tax Lawsuit

     We have filed a claim for the refund of Ps. 2,111 million (approximately $262 million) of VAT paid in connection with the acquisition of the concession rights.

     On January 19, 2004 the Mexican Treasury delivered to us, pursuant to the August 13, 2003 ruling of the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tribunal of Fiscal and Administrative Justice), or Fiscal Court, a VAT refund certificate representing the historical claim amount of Ps. 2,111 million. On November 24, 2004, the Federal Court of the First Circuit, or Federal Court, ordered the issuance of the VAT refund certificate to us including the effects of inflation and interest on the amount originally claimed. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the interpretation of the resolution of the Federal Court in its resolution dated January 26, 2005. The Fiscal Court ordered the Mexican Treasury to issue to us a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the certificate would be Ps. 12,375 million as of December 31, 2004 (approximately $1.1 billion).

     On February 18, 2005, a favorable written decision of the Fiscal Court carrying out the mandate of the Federal Court dated November 24, 2004, recognized our legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million), but also an amount representing inflation and interest on the original amount since 1997. In its written decision, the Fiscal Court stated that our legal right to receive the fully adjusted VAT refund was expressly established in the Federal Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to us through a single certificate issued in our name, and to refund through that certificate the original amount of the VAT refund due, adjusted for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to us. The Fiscal Court also vacated its prior decisions in this matter.

     We have not yet received the VAT refund from the federal tax authorities and are currently in discussions with such tax authorities relating to this matter. As of December 31, 2004, no gain has been reflected in our financial statements for financial reporting purposes.

1997 Tax Audit

     On January 20, 2004, the Servicio de Administración Tributaria (the Mexican Fiscal Administration Service, or SAT) issued a provisional attachment of the VAT refund certificate, stating that the documents that support the value of the VAT refund certificate do not comply with applicable tax requirements. In the preliminary findings, the SAT noted that we, “. . . wrongfully declared a VAT receivable for Ps. 2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal . . .” and, as a result, the VAT cannot be credited. We believe the claim has no merits and as of this date, no tax liability has been levied against us.

     On March 16, 2005, we were notified by the SAT that it had finished its audit of our 1997 tax returns. The SAT has not yet assessed any penalties or taxes against us as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the VAT refund certificate, which had been delivered to us on January 19, 2004.

Recent Commercial Lawsuit

     On December 3, 2004, the Mexican government filed a commercial lawsuit against TFM, Grupo TFM, Grupo TMM and KCS in a Mexican federal civil court. In the lawsuit, the Mexican government requested a finding from the court as to whether the defendants had complied with all of their legal obligations during the process of privatization of our predecessor, Ferrocarriles Nacionales de México, en Liquidación, or FNM. TFM, Grupo TFM and Grupo TMM appealed the service of process at the federal appeals level. The court initially refused to accept the claims asserted by the Mexican government, but later agreed to consider the above claim, although rejecting the Mexican government’s request to provisionally attach the VAT refund certificate or any other certificate the Federal Treasury may issue in the future. Upon agreeing to consider the claim, under Mexican law, the court should have had the defendants served a second time. Nonetheless, the court did not proceed accordingly. TFM, Grupo TFM and Grupo TMM filed several successful claims alleging improper service. The Mexican government appealed the court’s findings in favor of TFM, Grupo TFM and Grupo TMM. Although the appeal continues, the court has undertaken to serve the defendants for a second time. KCS was also named as a defendant, and was improperly served at the address of Grupo TMM. All the defendants filed objections to the effect that such notification was invalid on the grounds that KCS does not have an address in Mexico, and that the Mexican government should have served KCS at its corporate address in the United States. We believe that this suit is without merit and that we have fully satisfied our legal obligations relating to the privatization of TFM. However, there can be no assurance that we or the other defendants will prevail.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.          KEY INFORMATION

A.          SELECTED FINANCIAL DATA

     The following tables present our selected historical financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. We derived the selected financial data below for the years ended December 31, 2002, 2003 and 2004 from our financial statements on which PricewaterhouseCoopers, S.C., our independent accountants, have reported and which are included elsewhere in this annual report, with the exception of the balance sheet data for 2002, which was derived from our audited combined and consolidated financial statements which are not included in this annual report. We derived the selected financial data below for the years ended December 31, 2000 and 2001 from our audited combined and consolidated financial statements which are not included in this annual report and which were prepared to be consistent with our financial statements for the years ended December 31, 2002, 2003 and 2004. The selected audited financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes included elsewhere in this annual report.

     Our financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. See Note 18 to our financial statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity.

TFM

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of Dollars)
Results of Operations Data:
Amounts Under IFRS
Transportation revenues	$695,425	$720,627	$712,140	$698,528	$699,224
Costs and expenses	530,569	570,500	557,671	565,371	572,205
Other expenses (income)	22,870	(35,172)	20,883	35,883	6,438
Operating income	141,986	185,299	133,586	97,274	120,581
Interest income	2,234	4,510	4,974	1,509	514
Interest expense	109,736	87,009	101,722	112,641	111,973
Exchange (loss) gain—net	(1,435)	2,819	(17,508)	(13,744)	435
Income (loss) before provision for income taxes	33,030	104,704	20,599	(27,320)	9,598
Net income (loss) for the year	$50,814	$102,154	$(11,350)	$(61,044)	$25,346

Operating income per share	0.1026	0.1339	0.0965	0.0703	0.0871
Net income (loss) per year per share (1)	0.0367	0.0738	(0.0082)	(0.0441)	0.0183

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of Dollars)
Other Financial Data (under IFRS):
Depreciation and amortization	$76,626	$78,345	$81,401	$85,403	$87,225
Capital expenditures	66,918	85,245	89,355	73,121	41,143
Net cash provided by (used in) Operating activities	176,701	120,052	125,250	99,664	85,693
Investing activities	(59,765)	(83,233)	(295,288)	(70,731)	(13,576)
Financing activities	(99,427)	(29,383)	159,681	(55,585)	(61,468)
Balance Sheet Data (at end of period; under IFRS unless noted):
Total assets (3)	$2,790,459	$2,941,667	$2,801,576	$2,724,293	$2,664,695
Total debt and capital lease obligations (2)	803,033	827,005	992,999	943,811	887,122
Total liabilities	912,650	961,704	1,153,144	1,137,287	1,052,812
Common stock, 1,383,987,505 shares, without par value, authorized, issued and outstanding	1,758,882	1,758,882	1,758,882	1,758,882	1,758,882

Total stockholders’ equity	$1,877,809	$1,979,963	$1,648,516	$1,587,472	$1,612,818

Amounts under U.S. GAAP
Stockholders’ equity (at end of the year as restated) (3)	$1,150,442	$1,242,325	$1,079,237	$1,113,759	$1,105,651
Net (loss) income for the year	53,563	91,919	136,655	34,161	(8,102)
Net (loss) income for the year per share (1)	0.0387	0.0664	0.0987	0.0247	(0.0058)

(1)	The weighted average number of shares outstanding for all years was 1,383,987,505. Basic and fully diluted shares were the same for all periods presented.

(2)	Includes short and long term debt.

(3)	Stockholders’ equity under U.S. GAAP as of December 31, 2003, 2002, 2001 and 2000 has been restated to reflect the reclassification from an asset to a contra-equity the amount related to the long-term notes receivable from Grupo TFM to liabilities of $661.1 million, $661.4 million, $661.2 million and 661.2 million, respectively. As a result, stockholders’ equity under U.S. GAAP for each of the years then ended was reduced by such amounts. The reclassification had no impact on our net income under U.S. GAAP for any of these periods. See Note 18 to our financial statements.

Grupo TFM

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of Dollars, except per share data)
Amounts under IFRS

Results of Operations Data:
Transportation revenues	$695,425	$720,627	$712,140	$698,528	$699,225
Costs and expenses	531,720	571,651	558,822	566,522	573,355
Other (income) expenses	21,555	(36,487)	20,524	35,664	6,438
Operating income	142,150	185,463	132,794	96,342	119,432
Interest expense	109,739	87,009	101,722	112,641	111,973
Interest income	2,238	4,510	4,974	1,509	514
Exchange (loss) gain—net	(1,424)	2,783	(17,411)	(13,695)	429
(Loss) income before provision for income taxes and minority interest	33,206	104,832	19,904	(28,203)	8,443
(Loss) income before minority interest	51,474	102,180	(10,329)	(61,093)	23,637
Net (loss) income for the year	$41,311	$81,749	$(7,988)	$(48,939)	$18,568

Operating income per share	14.1252	18.4291	14.7368	12.7015	15.7456
Net (loss) income for the year per share(1)	$4.1050	$8.1233	$(0.8865)	$(6.4520)	$2.4480

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands of Dollars, except per share data)
Other Financial Data:
Depreciation and amortization	$77,777	$79,496	$82,552	$86,554	$88,375
Capital expenditures	66,918	85,245	89,355	73,121	41,143
Net cash provided by (used in)
Operating activities	176,707	132,547	112,746	99,664	85,692
Investing activities	(59,765)	(83,233)	(295,288)	(70,731)	(13,576)
Financing activities	(99,427)	(29,383)	(159,681)	(55,585)	(61,468)
Balance Sheet Data (at end of period):
Total assets	$2,182,899	$2,334,137	$2,195,107	$2,118,252	$2,057,411
Total debt and capital lease obligations(2)	803,033	827,005	992,999	943,811	887,122
Total liabilities	912,655	961,713	1,153,144	1,137,372	1,052,895
Common stock authorized, issued and outstanding(3)	807,008	807,008	807,008	807,008	807,008
Total stockholders’ equity	$894,683	$976,432	$712,344	$663,405	$681,973

Amounts under U.S. GAAP

Stockholders’ equity (at end of period)	$841,780	$915,341	$785,872	$813,186	$804,840
Net (loss) income for the period	43,512	73,561	110,184	27,314	(8,346)

Net (loss) income for the period per share(1).	$4.3237	$7.3096	$12.2276	$3.6010	($1.1003)

(1)	The weighted average number of shares outstanding was 10,063,570 in 2000 and 2001, 9,011,069 in 2002 and 7,585,100 in 2003 and 2004 for Grupo TFM. Basic and fully diluted shares were the same for all periods presented.

(2)	Includes short- and long-term debt.

(3)	The number of shares, without par value, authorized, issued and outstanding was 10,063,570 in 2000 and 2001, 9,011,069 in 2002 and 7,585,100 in 2003 and 2004.

Exchange Rates

     The following table sets forth, for the periods indicated, the high, low, average period end and period end noon buying rates for the purchase and sale of Dollars, expressed in Pesos per Dollar. On June 30, 2005, the noon buying rate was Ps. 10.77 per Dollar. The rates shown below are in nominal Pesos that have not been restated in constant currency units. No representation is made that the Peso amounts referred to in this annual report could have been or could be converted into Dollars at any particular rate or at all.

			Year/Month-end	Period
Year Ended December 31,	High	Low	Average	End
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.68	10.43
2003	11.41	10.11	10.79	11.24
2004	11.63	11.82	11.29	11.15
December 2004	11.29	11.11	11.20	11.15
January 2005	11.41	11.17	11.26	11.20
February 2005	11.20	11.04	11.14	11.09
March 2005	11.33	10.98	11.16	11.18
April 2005	11.23	11.04	11.11	11.08
May 2005	11.03	10.89	10.98	10.91
June 2005	10.88	10.76	10.82	10.77
July 2005 (through July 11)	10.80	10.70	10.75	10.70

Source:	Federal Reserve Bank of New York.

B.          CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.          RISK FACTORS

Risk Factors Relating to Our Debt

Our substantial indebtedness could adversely affect our financial position and our ability to meet our obligations under our debt securities.

     We have a substantial amount of debt and significant debt service obligations. As of December 31, 2004, TFM had total outstanding indebtedness of $887.1 million, consisting of (i) $1.6 million of secured indebtedness, (ii) $750.4 million of unsecured indebtedness, (iii) $131.0 million of term loan indebtedness outstanding under our amended and restated credit agreement and accrued interest of $4.1 million. The term loan indebtedness ranks at least pari passu with our other unsecured indebtedness. TFM’s stockholders’ equity was $1,612.8 million as of December 31, 2004, resulting in a debt to equity ratio of 0.55. Grupo TFM’s stockholders’ equity was $682.0 million as of December 31, 2004, resulting in a debt to equity ratio of 1.30.

     Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements, including the following:

•	we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, and interest on our debt, which will reduce funds available for other purposes;

•	we may not be able to fund capital expenditures, working capital and other corporate requirements;

•	we may not be able to obtain additional financing, or to obtain it at acceptable rates;

•	our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;

•	we may be exposed to risks in exchange rate fluctuations, because any fluctuation of the Peso relative to the Dollar could impact our ability to service debt; and

•	we may be at a competitive disadvantage compared to our competitors that have less leverage and greater operating and financing flexibility than we do.

Failure to comply with restrictive covenants in our existing contractual arrangements could accelerate our repayment obligations under our debt.

     The indentures relating to our outstanding debt securities and our amended and restated credit agreement contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. Our amended and restated credit agreement contains covenants that are more restrictive than those contained in the indentures relating to our securities, including, but not limited to, certain financial covenants which require us to maintain specified financial ratios. These covenants restrict or prohibit many actions, including, but not limited to, our ability to incur debt, create or suffer to exist liens, make prepayments of particular debt, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell certain assets, and engage in mergers and consolidations or in sale-leaseback transactions.

     As a result of the covenants and restrictions contained in the indentures and in our amended and restated credit agreement, we are limited in how we conduct our business and we may be unable to compete effectively or to take advantage of new business opportunities. Any breach of these covenants could result in a default under the indentures and our amended and restated credit agreement.

     We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the appropriate parties and/or amend the covenants. At the same time, there are exceptions to many of these covenants, and we cannot assure you that the limitations described above will protect you in all circumstances.

We have sought waivers under our amended and restated credit agreement and may require additional waivers in the future.

     We did not meet certain required maintenance covenants regarding financial ratios under our previous credit agreement for each of the three quarters ended September 30, 2003, December 31, 2003 and March 31, 2004. Accordingly, we have sought and received waivers and an amendment from the lenders under our previous credit agreement for such non-compliance. In addition, we recently entered into the Waiver and Amendment, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources¯Amendment to TFM’s Credit Agreement and Refinancing of TFM’s Commercial Paper Program¯Waiver and Amendment to Credit Agreement.” It is possible that, depending on our operational performance and financial condition, we may require additional waivers in the future. If such waivers are not obtained, we could be in default under our amended and restated credit agreement and such default could result in acceleration of amounts due under our term loan facility and in cross-defaults under other obligations.

Risk Factors Relating to Our Business

We have experienced recent losses and expect to experience losses in the future.

     We experienced net losses of $11.4 million for the year ended December 31, 2002 and $61.0 million for the year ended December 31, 2003. The net losses were attributable to, among other things, the economic downturn in both the U.S. and Mexico in 2002 and 2003, the devaluation of the Peso and weakness in the automotive industry. In addition, our results of operations were impacted by deferred income tax expenses in the amount of $32.0 million and $34.1 million for the years ended December 31, 2002 and 2003, respectively. Although we realized net income in 2004 of $25.3 million, we cannot assure you that we will be able to sustain profitability in the future. See “Item 5. Operating and Financial Review and Prospects¯Operating Results¯Result of Operations.”

We may not be successful at reducing our operating costs and increasing our operating efficiencies.

     We must continue to reduce our operating costs and increase our operating efficiencies to achieve further cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Our failure to realize cost savings may adversely affect our results of operations.

The Mexican government may revoke or limit our concession under a number of circumstances.

     We operate under a 50-year concession granted by the Mexican government to provide freight transportation over the Northeast Rail Lines. The Mexican government may terminate the concession if, among other things, there is an unjustified interruption of the operation of our rail lines, we charge tariffs higher than the tariffs we have registered, we restrict the ability of other Mexican rail operators to use our rail lines, we fail to make payments for damages caused during the performance of services, we fail to comply with any term or condition of the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services, or Mexican railroad services law and regulations), or we fail to maintain an obligations compliance bond and the insurance coverage specified in the Mexican railroad services laws and regulations. In addition, the concession revokes automatically in the event we change our nationality or we assign, or create any lien on, the concession without the Ministry of Transportation’s approval.

     Under the concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures. If the Mexican government legally terminates the concession, such public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize control of our rail lines and our assets in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such a case, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances, but only for the duration of any of the foregoing events.

     Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provides that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. However, these payments may not be sufficient to compensate us for our losses and may not be timely made.

Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition.

     Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures, technology, acquisitions, leases and repair of equipment and maintenance of our rail system. Our failure to make necessary capital expenditures could impair our ability to service our existing customers or accommodate increases in traffic volumes. In addition, our railroad concession from the Mexican government requires us to make ongoing investments and undertake capital projects in accordance with successive five-year business plans approved by the Mexican government.

     We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and, to a lesser extent, vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvements projects, our ability to service our existing customers or accommodate increases in our traffic volumes may be limited or impaired and our business plan commitments with the Mexican government may be at risk, requiring us to seek waivers to the business plan. We may defer capital expenditures with respect to such business plan with the permission of the Ministry of Transportation. However, the Ministry of Transportation might not grant this permission, and our failure to comply with our commitments in our business plan could result in the Mexican government revoking the concession. We cannot assure you that the Mexican government would grant us such waivers. If such waivers are not obtained and our concession is revoked, this would adversely affect our financial condition.

Significant competition from other railroads could adversely affect our financial condition.

     We face significant competition in some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V., or Ferromex, the operator of the Pacific-North Rail Lines, which are in close proximity to our rail lines. In particular, we have experienced and continue to experience competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of the Nuevo Laredo-Laredo crossing, providing an alternative to our routes for the transport of freight from those cities to the U.S. border. In addition, Ferromex directly competes with us in some areas of our service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrocarril del Sureste, S.A. de C.V., or Ferrosur, which operates the Southeast Rail Lines, competes directly with us for traffic to and from southeastern Mexico. Ferrosur, like us, also serves Mexico City, Puebla and Veracruz.

     Ferromex and Ferrosur may have greater financial resources than us, which among other things, may give them greater ability to reduce freight prices. Price reductions by competitors would make our freight services less competitive, and we cannot assure you that we would be able to match these rate reductions. In recent years, we have experienced aggressive price competition from Ferromex in freight rates for agricultural products, which has adversely affected our results of operations. Our ability to respond to competitive measures by decreasing our prices without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly price competition, in a timely manner could have a material adverse effect on our financial condition.

     In recent years, there has also been significant consolidation among major North American rail carriers. The resulting merged railroads may attempt to use their size and pricing power to affect our access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on our financial condition.

Significant competition from trucks could adversely affect our financial condition.

     We also face significant competition from trucks. In the past, the trucking industry has significantly eroded the railroad’s market share of Mexico’s total overland freight transportation by providing effective rate and service competition. Trucking requires substantially smaller capital investments and maintenance expenditures than railroads and allows for more frequent and flexible scheduling. In addition, Mexican truckers are able to deliver to points in the U.S. under relaxed NAFTA rules. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

     A material part of our projected revenue growth during the next few years is expected to result from increased truck-to-rail traffic conversion. There can be no assurance that we will have the ability to continue to convert traffic from truck to rail transport or that we will retain the customers that we have already converted. If the railroad industry, in general, and we, in particular, are unable to preserve competitive advantages vis-à-vis the trucking industry, our business plan may not be achieved and our financial condition could be adversely affected.

A significant percentage of our transportation revenues has historically been derived from the automotive industry, which has had difficulties in recent years.

     Our transportation revenues derived from the transport of automotive products has declined to $119.8 million in 2004 from $154.1 million in 2002. General Motors, DaimlerChrysler and Ford Motor Co. were among our most significant customers, together representing approximately 15.9% of our total revenues in 2004. Our automotive revenues in 2004 decreased due to the continued recession in the U.S. automotive industry and the lack of demand for those automobile models manufactured in Mexico. We cannot assure you that our customers will continue to order services from us in the future or that they will not reduce or defer the amount of services ordered. Additionally, if one or more of our customers were to become insolvent or otherwise were unable to pay us for the services provided, our financial condition could be adversely affected.

The rates for trackage rights set by the Ministry of Transportation may not adequately compensate us.

     Pursuant to our concession, we are required to grant rights to use portions of our tracks to Ferromex, Ferrosur and the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. (Mexico Valley Railroad and Terminal, or FTVM). The concession stipulates that Ferromex, Ferrosur and FTVM are required to grant to us rights to use portions of their tracks.

     Our concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under our concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Mexican railroad services law and regulations, the rates that we may charge for rights to use our tracks must be agreed upon in writing between us and the party to which those rights are granted. However, if we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the Mexican government is entitled to set the rates, which rates may not adequately compensate us.

     We have not been able to reach an agreement with Ferromex regarding rates each of us is required to pay the other for trackage rights, interline services and haulage rights. We and Ferromex are involved in civil, judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Some of those procedures continue under litigation and therefore are pending final resolution. Any resolution of such procedures adverse to us could have a negative impact on our business and operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Disputes with Mexican Government—Other Litigation—Disputes with Ferromex.” In addition, under the Mexican railroad services law and regulations, acts or omissions that impede the activities of other concessionaires, including the use of trackage rights, may result in the revocation of our concession.

Downturns in the Mexican economy, U.S. economy, Mexico-U.S. trade, certain cyclical industries in which our customers operate, the global economy or fluctuations in the Peso-Dollar exchange rate could have adverse effects on our financial condition.

     Downturns in the Mexican or U.S. economy or in trade between Mexico and the U.S. will likely have adverse effects on our business and results of operations. Mexican exports to the U.S. of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which we transport, are an important element of Mexico-U.S. trade. In addition, a significant portion of our business consists of imports into Mexico from the U.S. The level of our business activity depends heavily on the Mexican and U.S. economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and on existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues in all product categories, particularly in the automotive and industrial segments. This downturn may continue and could worsen, thereby having a material adverse effect on our results of operations and our ability to meet our debt service obligations.

     Some of our customers operate in industries that experience cyclicality, including the agricultural, automotive, manufacturing and construction sectors. Any downturn in these sectors due to the effects of cyclicality or otherwise could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by supply and demand factors in the relevant markets. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial condition.

     Our business may also be adversely affected by downturns in the global economy or in particular regions of the global economy. In addition, fluctuations in the Peso-Dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports as manufacturers and raw material suppliers seek to minimize the effect of exchange rate movements by seeking other markets for their business.

     Although a decrease in the level of exports of some of the commodities that we transport to the U.S. may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. The level of Mexico-U.S. trade and the development of Mexican-U.S. trade negotiations or agreements in the future are beyond our control, and may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we transport.

The Mexican government may restrict our ability to operate our concession on a profitable basis by setting tariffs for rail freight services.

     Under the concession and Mexican law, we may freely set our tariffs for rail freight services, but we must register our tariffs with the Ministry of Transportation before they become effective. Under the Mexican railroad services law and regulations, the Ministry of Transportation reserves the right to set tariffs if, in consultation with the Comisión Federal de Competencia, or the Mexican Antitrust Commission, it determines that effective competition does not exist. The Mexican Antitrust Commission, however, has not published guidelines regarding the factors that constitute a lack of competition. It is therefore unclear under what particular circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation intervenes and sets tariffs, the rates it sets may be too low to allow us to operate profitably.

Traffic congestion or similar problems experienced in the U.S. or Mexican railroad system may adversely affect our operations.

     Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may also result in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the

Nuevo Laredo-Laredo border gateway, which is expected to continue in the near future. This may adversely affect our business and results of operations.

If the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns are sustained, it could have a material adverse effect on our financial condition, results of operations and business.

     On January 20, 2004, we were served with an unofficial letter notifying us of the Mexican government’s preliminary findings and conclusions arising from its tax audit of our 1997 tax returns. On March 16, 2005, we were notified by the SAT that it had finished its audit of our 1997 tax return. In the notice, the SAT states that we did not supply documentation complying with the requirements of the Mexican fiscal code and were not entitled in our 1997 tax returns to depreciate and deduct the concession title, the railway equipment and other assets that were assets of our predecessor at the time that our rail lines were privatized in 1997. As part of the conclusion of the audit, the SAT confirmed its provisional attachment of the VAT refund certificate, which was delivered to us on January 19, 2004. The SAT has not yet assessed any penalties or taxes against us as a result of this audit, but it may do so at any time prior to September 16, 2005. If the preliminary conclusion is sustained, we would be unable to depreciate for Mexican tax purposes the concession title, locomotives and rail equipment and capital leases, which represent the majority of the value of our assets. If we are unable to depreciate the concession title and other assets reported on our 1997 tax returns and tax returns for subsequent years, this would have a material adverse effect on our financial condition, results of operations and business. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Disputes with Mexican Government—1997 Tax Audit.”

We may not receive the proceeds specified by the VAT refund claim.

     On January 19, 2004, we received a VAT refund certificate from the Tesorería de la Federación, or the Mexican Treasury, entitling us to receive the original amount of the VAT refund we claimed in 1997 without any adjustments for inflation and interest. As mentioned above, the Mexican government attached the VAT refund certificate pending resolution of the 1997 tax return audit as a potential asset to be used to satisfy any tax obligations owed by us as a result of that audit. We filed a complaint seeking to have the amount of the VAT refund certificate adjusted to reflect inflation and interest from 1997 to the date of issuance in accordance with Mexican law. In a decision dated November 24, 2004, the Federal Court issued a decision upholding our claim that we are entitled to inflation and interest on the VAT refund from 1997 until the date that a new certificate reflecting the addition of such inflation and interest is delivered to us. The Federal Court remanded the case to the relevant Fiscal Court with instructions to enter a new order consistent with this decision. On February 18, 2005, the Fiscal Court issued a written decision ordering the Mexican Treasury to issue to us a certificate for the original amount of the VAT refund claimed, adjusted for inflation and interest from the date the tax authority should have made the refund in 1997, until the date that the refund certificate is actually delivered to us. We have not yet received the VAT refund from the federal tax authorities and we are currently in discussions with such tax authorities relating to the matter. There can be no assurance that we will receive the proceeds specified by the VAT refund claim or be able to monetize or realize any value from the VAT refund certificate, particularly in light of the disputes between us and our affiliates and the Mexican government. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Disputes with Mexican Government—Value Added Tax Lawsuit,” “—1997 Tax Audit” and “—Other Litigation—Miscellaneous Legal Proceedings.”

Our business strategy, operations and growth rely significantly on third parties.

     Our operations are dependent on interchange agreements that we have negotiated with major U.S. railroads in the north, Ferromex in the west of Mexico and Ferrosur in the south of Mexico. We also have a terminal operations agreement with FTVM. In addition, we and each of the concessionaires of Ferromex and Ferrosur have a 25.0% interest in FTVM. These agreements enable us to exchange traffic and utilize trackage which is not part of our rail system, extending our network and providing us with strategically important rail links to the U.S. and to areas of Mexico that we do not directly serve. Our ability to provide comprehensive service to our customers depends in part on our ability to maintain these agreements with other railroads and third parties and our ability to take legal action in the Mexican federal courts to enforce such agreements on the grounds that the railroads are a public service governed by public interest laws. Our failure to maintain these agreements, the termination of these agreements, or failure to obtain the corresponding legal relief in due course, could adversely affect our business, financial condition and results of operations. The other parties to these agreements may not faithfully fulfill their obligations under their agreements or arrangements with us, and many of these other parties are or may become our competitors. Further, the failure of any of these parties to fulfill its obligations to us could adversely affect our financial condition and results of operations. In addition, we may not be able to coordinate our interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact our operating results.

If our primary fuel supply contract is terminated, or if fuel prices substantially increase, our financial condition could be materially adversely affected.

     Approximately 99% of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX Refinación, or PEMEX. The contract may be terminated at any time by either party upon three months’ written notice to the other. If the contract is terminated and we are unable to acquire diesel fuel from alternative sources on acceptable terms, our financial condition could be materially adversely affected. In addition, since our fuel expense represents a significant portion of our operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on our financial condition. We experienced an increase of 24.2% in 2003 and a decrease of 13.8% in 2002, in our average price of fuel per gallon. In 2004, our average price of fuel per gallon increased by 30.1% from 2003. During 2005, we expect that fuel prices will remain volatile and will continue to be driven by high levels of consumption and relatively tight levels of inventories. If the price of diesel fuel continues to increase, this could have an adverse effect on our financial condition.

We face possible catastrophic loss and liability, and our insurance may not be sufficient to cover our damages or damages to others.

     The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of FTVM and significant portions of our customer base, could have a material adverse effect on our operations and our financial condition. We have acquired insurance that is consistent with industry practice and consistent with the requirements of our concession against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations and an adverse effect on our financial condition.

We face potential environmental liabilities.

     Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.

     We are responsible for the costs of environmental compliance, associated with our ongoing operations. Pursuant to our concession, FNM is responsible for any environmental damage caused before the commencement of our operations, and both the Mexican government and FNM is required to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before TFM initiated operations in accordance with the concession title. However, the Mexican government is not obligated to compensate us for any expenses that we incur in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the concession was granted. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our financial condition. Failure to comply with environmental obligations may result in the termination of our concession.

Terrorist activities and geopolitical events and their consequences could adversely affect our financial condition.

     Terrorist attacks may negatively affect our operations. The continued threat of terrorism within the U.S. and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the U.S. and Canada, could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable and could have an adverse effect on our financial condition.

Our controlling stockholder’s interests may be different from ours.

     As of April 1, 2005, KCS is our controlling stockholder with full power to direct our business. KCS on its own can make decisions and determine corporate transactions, mergers, consolidations, and other matters. The interests of KCS may be different from our interests and KCS may exercise influence over us in a manner inconsistent with our interests. See “Item 7. Major Shareholders and Related Party Transactions.”

Risk Factors Relating to Mexico

Governmental policies and economic developments in Mexico and elsewhere may adversely affect our financial condition.

     Most of our operations and assets are located in Mexico. As a result, our business is affected by the general condition of the economy, inflation, interest rates, political and other developments and events in

Mexico. Mexico has experienced a period of slow economic growth in recent years, primarily as a result of the downturn in the U.S. economy. In 2000, Mexico’s gross domestic product, or GDP, increased 6.6%. In 2001, Mexico’s GDP decreased 0.2% while it increased in 2002 and 2003 by 0.8% and 1.4%, respectively. Mexico’s economy grew 4.4% in 2004 compared to 2003. We believe that economic slowdowns have negatively affected and could continue to negatively affect our financial condition.

Currency fluctuations may adversely affect our financial condition.

     Approximately 98% of our total consolidated indebtedness as of December 31, 2004, was U.S. Dollar-denominated, whereas approximately 44% of our consolidated revenues were Peso-denominated. Accordingly, we are affected by fluctuations in the value of the Peso against the U.S. Dollar and any depreciation or devaluation of the Peso against the U.S. Dollar results in net foreign exchange losses. In 2004, the Peso appreciated against the U.S. Dollar by approximately 0.8%. In 2003, the Peso depreciated against the U.S. Dollar by approximately 7.4%. In 2002, the Peso depreciated by approximately 13.9% against the U.S. Dollar, compared to appreciation of approximately 4.5% in 2001.

     Severe devaluation or depreciation of the Peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on our non-Peso-denominated indebtedness. Although the Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or transfer foreign currencies out of Mexico, the Mexican government could, as in the past, institute restrictive exchange rate policies that could limit our ability to transfer or convert Pesos into U.S. Dollars or other currencies for the purpose of making timely payments of our U.S. Dollar-denominated debt and contractual commitments. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities. Currency fluctuations are likely to continue to have an effect on our financial condition in future periods.

Inflation and interest rates may adversely affect our financial condition.

     Mexico has historically experienced high levels of inflation. The annual rate of inflation was 4.4%, 5.7%, 4.0% and 5.2% for 2001, 2002, 2003 and 2004, respectively. High inflation rates can adversely affect our business and results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting demand for the products we transport;

•	to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in “real” terms; and

•	if the rate of Mexican inflation exceeds the rate of the depreciation of the Peso against the Dollar, our Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.

     Interest rates on 28-day Certificados de la Tesorería de la Federación (Mexican treasury bills), or Cetes, averaged 11.3%, 7.1%, 6.2% and 6.8% for 2001, 2002, 2003 and 2004, respectively. High interest rates in Mexico may significantly increase our financing costs and thereby impair our financial condition, results of operations and cash flows.

     We performed an analysis under the guidance of FAS 52 and IAS No. 29, “Financial Reporting in Hyper Inflationary Economies” or IAS 29, to determine whether the U.S. Dollar or the Mexican Peso should be used by TFM as its functional currency. Based on the results of this analysis, we concluded that the U.S. Dollar is the appropriate functional currency for IFRS, U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to Pesos, our historical results of operations reported in IFRS as well as our results of operation reported in U.S. GAAP and for SEC reporting purposes may be substantially different. There can be no assurance that Mexico will not be classified as highly inflationary in the future, or that we will not be required to change our functional currency to Pesos.

Political developments may adversely affect our business, financial condition and results of operations.

     Presidential and federal congress elections in Mexico will be held in July 2006. The electoral process could lead to further friction among political parties and the executive branch offices, which could potentially cause political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have an adverse effect on our business, financial condition and results of operation.

     National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Renegotiation of terms of the labor agreement and any potential labor disruptions could adversely affect our financial condition.

     Approximately 71.0% of our employees are covered by a labor agreement, which was renewed in July 2003 for a two-year term ending in July of this year. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We expect to renegotiate terms of the labor agreement in 2005 for another two-year term. This year, we may not be able to favorably negotiate the provisions of our labor agreement, and strikes, boycotts or other disruptions could occur. These renegotiated terms and any potential disruptions could have a material adverse effect on our financial condition and results of operations.

ITEM 4.          INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

     In March 1995, the constitution of Mexico was amended to establish the legal framework for the privatization of the Mexican railroad system, which historically had been operated by FNM. In order to facilitate the privatization of its rail system, the Mexican government divided the system into three regional trunk lines, (1) the Northeast Rail Lines, (2) the Pacific-North Rail Lines, and (3) the Southeast Rail Lines, FTVM, and several short line railroads.

     TFM was originally incorporated on November 22, 1996 as Ferrocarril del Noreste, S.A. de C.V. (Northeast Railroad), with its corporate domicile in Monterrey, Nuevo Léon. On May 29, 1997, Ferrocarril del Noreste, S.A. de C.V. changed its name to “TFM, S.A. de C.V.” and its domicile to Mexico, D.F. Such changes were registered in the Public Registry of Property of Mexico, D.F. under folio mercantil 222,305. TFM is a sociedad anónima de capital variable (variable capital corporation) incorporated under Mexican law for a term of 99 years. On December 2, 1996, the Mexican government granted TFM a 50-year concession, renewable subject to certain conditions for additional periods of up to 50 years, to provide freight transportation services over the Northeast Rail Lines, and agreed to transfer to TFM related railroad equipment and other assets as well as 25.0% of the share capital of FTVM. The concession gives TFM the exclusive right to provide freight transportation services over the Northeast Rail Lines for the initial 30 years of TFM’s 50-year concession, subject to the terms and provisions contained in the concession, including provisions for trackage rights to be granted to other Mexican rail operators. TFM has a non-exclusive right to provide such services for the remainder of the term of the concession. TFM commenced operations on June 24, 1997. TFM’s rail lines were the first to be privatized. Since 1997, most of the Mexican rail system has been privatized by the Mexican government.

     Grupo TFM, a sociedad anónima de capital variable incorporated under Mexican law on July 12, 1996 for a term of 99 years, was formed by Transportación Marítima Mexicana, S.A. de C.V., or TMM (the predecessor to Grupo TMM), KCS and Grupo Servia, S.A. de C.V., or Grupo Servia, which was then TMM’s principal shareholder, for the purpose of participating in the privatization of the Mexican railroad system. Grupo TFM is a non-operating holding company, domiciled in Mexico, D.F., its principal asset being the stock of TFM. TMM initially owned 50.2% of the unrestricted voting shares of Grupo TFM, giving TMM voting control of Grupo TFM. In December 1996, Grupo TFM was awarded the right to acquire 80.0% of the outstanding share capital of TFM (representing 100.0% of TFM’s unrestricted voting shares). The acquisition of those shares by Grupo TFM from the Mexican government for a total purchase price of $1,407.1 million was completed on June 23, 1997. At that time, the TFM shares were delivered to Grupo TFM, rolling stock and related railroad assets were delivered by the Mexican government to TFM, and TFM’s concession to operate its rail lines took effect. In connection with the closing of the acquisition, the Mexican government retained a 20.0% equity interest in TFM and acquired (through FNM) a 24.6% equity interest in Grupo TFM, in each case consisting of restricted voting shares. In January 2001, Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM, as a result of which TMM became the owner of 51.0% of Grupo TFM’s unrestricted voting shares. Grupo Servia subsequently was renamed “Grupo TMM, S.A. de C.V.”, and in December 2001, TMM was merged with and into Grupo TMM. Effective September 13, 2002, Grupo TMM, S.A. de C.V. reclassified its Series L Shares into Series A Shares and as a result the name of the company is now “Grupo TMM, S.A.”

     The amount required to consummate the acquisition of TFM from the Mexican government was financed through (1) bank borrowings under senior secured credit facilities and proceeds from the issuance of securities by TFM, (2) proceeds from the sale of Grupo TFM shares to the Mexican government, or the call option shares, and (3) equity capital contributed by TMM, Grupo Servia and KCS. The call option shares have restricted voting rights.

     On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns the northern or U.S. portion of the international rail bridge at Laredo and all of the capital stock of The Texas Mexican Railway Company, or Tex-Mex. Tex-Mex, a U.S. based short-line railroad that connects the Kansas City Southern Railway Company, or KCSR, with TFM, operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. In May 2003, TFM sold a 51.0% interest in Mexrail and Mexrail’s wholly-owned subsidiary, Tex-Mex, to KCS for $32.6 million pursuant to a stock purchase agreement dated April 15, 2003. The Mexrail stock sold by TFM was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board, or STB. Within two years of the date of the Mexrail sale agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51% interest in Mexrail. On September 23, 2003, the

STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase, TFM again owned 100% of Mexrail.

     On July 29, 2002, TFM purchased the equity interest of the Mexican government in Grupo TFM, acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. Until April 1, 2005, Grupo TFM was owned 38.5% by Grupo TMM, 36.9% by KCS and following TFM’s acquisition of the call option shares on July 29, 2002, 24.6% by TFM.

     On August 16, 2004, Grupo TMM and KCS agreed that TFM would sell shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. KCS agreed that Tex-Mex would repay TFM, on or before January 1, 2005, certain advances from TFM in an amount of approximately $9 million, and KCS paid to Grupo TMM at the closing, outstanding payables of approximately $400,000. The Mexrail shares were placed in a voting trust pending regulatory approval by the STB of KCS’s common control of Tex-Mex, KCSR, and the Gateway Eastern Railway Company (which is not party to the transaction). On November 29, 2004 the STB approved KCS’s application for authority to control Tex-Mex and the U.S. portion of the international rail bridge at Laredo, Texas. Under the agreement, KCS agreed to purchase the remaining 49% of Mexrail on or before October 31, 2005. KCS further agreed to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo, and to operate such bridge under the terms of applicable bridge agreements and protocols.

     On April 1, 2005, KCS and Grupo TMM, completed a transaction under which KCS acquired control of Grupo TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM, representing a 48.5% economic interest (51% of the shares of Grupo TFM entitled to full voting rights) for a purchase price of (i) $200 million in cash, (ii) 18,000,000 shares of the common stock of KCS, and (iii) a promissory note in the aggregate principal amount of $47 million, payable subject to the terms of a certain escrow agreement. As a result of the acquisition, KCS has a controlling interest in Grupo TFM, consisting of a 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, upon resolution of the VAT refund claim and the Mexican government’s put claim, KCS may be obligated to pay Grupo TMM up to $110 million payable in a combination of cash and KCS common stock. Grupo TMM is now a shareholder of KCS.

     Both TFM and Grupo TFM’s headquarters are located at Av. Periférico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, México, D.F. 14010, México, and our telephone number from the U.S. is 011-525-55-447-5836. We have no general agent for service of process in the U.S.

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

Capital Expenditures and Divestitures

     A significant portion of our capital expenditures is tied to traffic volumes, and is therefore variable to the extent such volumes change. Capital expenditures for financial reporting purposes do not include locomotives or railcars leased under operating leases.

     We made capital expenditures of $41.1 million, representing 5.9% of our transportation revenues, in 2004, including $24.3 million for track improvements, including siding extensions and track equipment acquisition, and $7.9 million for upgrades to our locomotives and freight cars. In 2003, we made capital expenditures in the amount of $73.1 million, representing 10.5% of our transportation revenues, including $48.7 million for improvements to our rail line and $18.4 million for locomotive and freight car upgrades. In 2002, we made capital expenditures in the amount of $89.4 million, representing 12.5% of our transportation revenues, including $35.8 million for the rehabilitation of our route between Mexico City and Lázaro Cárdenas, among other rail lines, $5.3 million for the construction of the Sánchez freight yard, $6.6 million for the construction of the Monterrey Intermodal Terminal and $8.0 million for the construction of the Toluca Intermodal Terminal.

     We plan to continue to make capital expenditures to improve our infrastructure. According to our amended and restated credit agreement, we have restrictions on capital expenditures of $60 million in 2005 and $70 million in 2006. Under the concession, we are required to make certain capital expenditures as outlined in five-year business plans submitted to the Mexican government. We have funded, and expect to continue to fund, capital expenditures with funds primarily from operating cash flows and vendor financing.

     The following tables set forth our principal capital expenditures and divestitures during the last three years. Current capital expenditures and divestitures are being financed with funds from operating cash flows and vendor financing

		Years Ended
		December 31,
	2002	2003	2004
	(in millions of Dollars)
Capital Expenditures
Locomotives and freight cars	$12.2	$18.4	$7.9
Rail track	70.5	48.7	24.3
Telecommunication	3.0	1.7	1.1
Other	3.7	4.3	7.8

Total	$89.4	$73.1	$41.1

		Years Ended
		December 31,
	2002	2003	2004
	(in millions of Dollars)
Capital Divestitures(1)
Freight cars	$5.1	$3.4	$0.1
Concession equipment	1.9	1.5	3.6
Other assets	0.5	0.4	0.4
Sale of 51% of Mexrail plus call option, net	—	—	27.1

Total	$7.5	$5.3	$31.2

(1)	Capital divestitures are shown in our cash flow statement included elsewhere in this annual report in the line items “Loss on sale of property and machinery” included in cash flow from operating activities, and “Sale of property, machinery and equipment” and “Proceeds from sale of Mexrail’s shares, net of cash” included in cash flow from investing activities.

B.          BUSINESS OVERVIEW

General

     We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico, the U.S. and Canada. Our rail lines consist of 2,636 miles of main track. In addition, we have trackage rights entitling us to run our trains over 541 miles of track of other Mexican railroad operators. We provide freight transportation services under our 50-year concession, during the first 30 years of which we are the exclusive provider, subject to certain trackage rights of other freight carriers. Our concession is renewable for additional periods of up to 50 years subject to certain conditions.

     We believe our rail lines comprise the most strategically significant and most actively traveled rail corridor in Mexico. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between Mexico at Nuevo Laredo, Tamaulipas and the U.S. at Laredo, Texas. In addition, we serve three of Mexico’s most important seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. As a result, we believe our routes are integral to Mexico’s foreign trade.

     We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. As the operator of the primary and most direct rail corridor from Mexico City to the U.S. border, our route structure enables us to benefit from continuing growth in NAFTA trade. We are the only Mexican railroad that serves the Mexico-U.S. border crossing at Nuevo Laredo-Laredo, which is the largest freight exchange point between Mexico and the U.S. Through KCS, as well as through interchanges with other major U.S. railroads, we provide customers with access to an extensive network through which they may distribute products throughout North America and overseas.

     Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport goods in the product categories of agro-industrial products, cement, metals and minerals, chemical and petrochemical products, automotive products, manufactured products and industrial products and intermodal freight. Our customers include leading international and Mexican corporations.

The Concession

     We hold a 50-year concession, which took effect in June 1997 and is renewable under certain conditions for additional periods of up to 50 years, to provide freight transportation services over our rail lines. Our concession is exclusive for the first 30 years of our operations, subject to certain trackage rights of Ferroxmex, Ferrosur, two short line railroads and FTVM. In conjunction with our concession, Grupo TFM acquired 80.0% of the shares of TFM (which represents all of the shares of TFM with full voting rights). In 1997, Grupo TFM paid a total of $1,464.5 million to acquire the concession, TFM’s shares and certain railroad equipment and related assets, including railcars and locomotives and a 25.0% interest in FTVM. We have the right to use, during the full term of the concession, all track and buildings that are necessary for our rail lines’ operation. Under the terms of the concession, TFM is required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first 15 years of the concession period and 1.25% of such revenues during the remainder of the period.

     Under the concession and the Mexican railroad services law and regulations, we may freely set our rates unless the Ministry of Transportation, in consultation with the Mexican Antitrust Commission, determines that there is no effective competition in Mexico’s rail industry, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition, the Ministry of Transportation will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest, and risk the revocation of the concession.

     Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including revocation by the Ministry of Transportation, voluntary surrender of our rights under the concession, statutory appropriation or our liquidation or bankruptcy. Specifically, the Mexican government may revoke the concession for the following reasons: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging rates higher than registered rates; (5) a change in our nationality; (6) our assignment of, or creation of liens on, the concession without the prior approval of the Ministry of Transportation; (7) failure to maintain an obligations compliance bond and adequate insurance coverage as required by the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of Mexican railroad services law and regulations or the concession. In the cases of (5) or (6) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and the rail lines and all other fixtures covered by the concession, as well as all improvements made by us to such rail lines, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

     The Ministry of Transportation established in the concession title that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (5) and (6) in the paragraph above), it will notify the creditors that provided financing for Grupo TFM’s acquisition of its equity interest in TFM and will allow such creditors, with the Ministry of Transportation’s prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

     The concession requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We filed our second business plan with the Mexican government in 2003. Under the terms of the plan, we have committed to certain investment and capital improvement goals, which may be waived by the Ministry of Transportation upon our application for relief for good cause. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the Association of American Railroads, or AAR.

     Under the concession, we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government’s operations occurring prior to the commencement of operations in accordance with the concession title in 1997. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

     We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines, as well as for damage caused to third parties and such parties’ property as a result of our activities.

     The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the Mexican government’s armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government’s armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

     If the Mexican government legally terminates the concession, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in operating our rail lines in the event of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances but only for the duration of any of the foregoing events.

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

Business Strategy

     Our strategic objective is to increase our revenues by offering safe, efficient and reliable service which we believe will enable us to capture increased traffic volumes resulting from growth in the Mexican domestic and foreign trade markets and the integration of the North American economy through NAFTA.

     The principal components of our strategy are to:

•	Increase revenue growth by converting traffic from trucking to rail transport. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part by offering (i) a more efficient, reliable and safe customer-oriented rail service than that provided by our predecessor and (ii) significant advantages over trucking, such as the ability to carry larger volumes, for longer distances, at lower rates with greater security and reliability.

•	Exploit growth in Mexican domestic and foreign trade. We believe that growth in Mexican commerce, as well as expected growth in international trade flows as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. We believe that our routes are integral to Mexico’s continued development and that we are well-positioned to capitalize on trade expansion as a result of NAFTA growth between Mexico, the U.S. and Canada, as well as Mexico’s free trade agreements with the European Union, Japan and other Latin American countries. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

•	Increase operating efficiency and productivity. We continue to develop operating initiatives to support our strategy, including the implementation of railroad operating practices designed to reduce labor costs and increase employee productivity, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including obtaining more fuel efficient locomotives and larger capacity railcars, maintaining our rail infrastructure to Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards, transload facilities and intermodal terminals, and enhancing our communications systems.

•	Exploit port development at Lázaro Cárdenas. The Mexican government is developing the port at Lázaro Cárdenas on the Pacific Ocean as an alternate to the congested U.S. west coast ports of Long Beach and Oakland. We are the sole provider of rail service to this port and plan to provide an alternate route for Asian traffic bound for the eastern, southern and midwestern United States.

Network

     Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our main track consists of core and feeder routes. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz, Lázaro Cárdenas and Tampico, three of Mexico’s four most important seaports.

     We currently have intermodal terminals located in Monterrey, Toluca, San Luís Potosí, and also access to intermodal terminals at Querétaro, Guadalajara, Ramos Arizpe and Encantada. In addition, we have direct access to intermodal terminals at the ports of Tampico, Veracruz and Lázaro Cárdenas and to intermodal terminals at Altamira and Manzanillo through interline service with Ferromex, and in Mexico City through the FTVM. We also have access to intermodal terminals at Laredo operated by Tex-Mex and the Union Pacific Railroad Company, which we are using to develop international intermodal business.

     We originate a significant portion of traffic transported over our rail lines within our service territory. The following table illustrates originated and received traffic on our rail lines by carloads in 2002, 2003 and 2004.

	Year Ended December 31,
	2002(2)		2003		2004
		Percent of		Percent of		Percent of
	Carloads	Carloads	Carloads	Carloads	Carloads	Carloads
Traffic(1)
Local	551,863	74.2%	571,139	74.3%	571,311	69.2%
Interline originated	91,379	12.3	102,175	13.3	108,343	13.1

Total originated	643,242	86.5	673,314	87.6	679,654	82.3

Interline received	84,903	11.4	91,102	11.9	139,967	17.0
Transient	15,904	2.1	4,210	0.5	5,853	0.7

Total received	100,807	13.5	95,312	12.4	145,820	17.7

Total	744,049	100.0%	768,626	100.0%	825,474	100.0%

(1)	Local traffic consists of freight that originates and terminates at points within our rail system. Interline originated traffic originates in our rail system and is delivered to connecting railroads. Interline received traffic is received from connecting railroads and terminates in our rail system. Transient traffic is received from connecting railroads and delivered to connecting railroads. All traffic passing through a gateway city or port is treated as originating or ending at that gateway or port for purposes of the local, interline and transient designations.

(2)	Amounts have been reclassified to conform with 2003 classifications.

Core Routes and Traffic

     Our rail lines comprise five core routes. We believe these core routes are integral to Mexico’s foreign trade, as they connect Mexico’s most industrialized and populated regions with its principal border and seaport gateways.

     Mexico City—Nuevo Laredo. Through our 797-mile route from Mexico City to Nuevo Laredo, we provide exclusive rail access to the Mexico-U.S. border crossing at Nuevo Laredo, the most important interchange for freight between Mexico and the U.S. We operate the southern half of the international rail bridge, which spans the Río Grande to connect Nuevo Laredo with Laredo. In 2003 and 2004, 61% and 62%, respectively, of Mexico’s total imports and exports carried by rail passed through Nuevo Laredo. The Mexico City—Nuevo Laredo route is the shortest rail route between Mexico City and the U.S. border. This route has the lowest grades of any rail route between Mexico City and the U.S. border which translates into savings of both fuel and locomotive power. Movements over the Mexico City—Nuevo Laredo route accounted for 62.5%, 63.2%, and 64.2% of our total revenues in 2002, 2003 and 2004, respectively.

     Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In 2002, 2003 and 2004, rail traffic representing $412.9 million, $405.2 million and $426.5 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 62.4%, 65.2% and 67.5%, respectively, consisted of import traffic. In 2003, our revenues generated by this route decreased by approximately 1.9% from 2002, but in 2004, our revenues generated by this route grew by approximately 5.3% from 2003.

     Mexico City—Lázaro Cárdenas. We provide exclusive access to the port of Lázaro Cárdenas on the Pacific Ocean over our 491-mile route from Mexico City. In 2002, 2003 and 2004, we transported rail traffic representing $37.4 million, $44.1 million and $61.1 million in revenues, respectively, through Lázaro Cárdenas. Traffic at Lázaro Cárdenas is both domestic and import traffic, consisting of minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lázaro Cárdenas also handles traffic for export to Pacific Rim nations. The Mexican government is developing the port at Lázaro Cárdenas on the Pacific Ocean as an alternate to the congested U.S. West Coast ports of Long Beach and Oakland, California. We are the sole provider of rail service to this port and plan to provide an alternate route for Asian traffic bound for the eastern, southern and midwestern United States.

     Mexico City—Veracruz. Both TFM and Ferrosur serve the port of Veracruz in the Gulf of Mexico. We serve Veracruz through a 288-mile route from Mexico City. In 2002, 2003 and 2004, we transported rail traffic representing $33.6 million, $36.6 million and $32.9 million in revenues, respectively, through Veracruz, of which approximately 78.9%, 68.2% and 66.1%, respectively, was derived from import traffic. The rail freight we transport to and from the port of Veracruz includes grains, steel and mineral products, chemicals and containers.

     Monterrey—Matamoros. Our rail lines include a 203-mile line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the U.S. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad Company and the BNSF Railway Company. At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad. In 2002, 2003 and 2004, we transported rail traffic representing $46.8 million, $46.1 million and $43.3 million in revenues, respectively, through Matamoros, of which 80.6%, 73.2% and 77.5%, respectively, consisted of import traffic. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs.

     Tampico—Altamira. These ports situated in the Gulf of Mexico generated 5.6% of our total revenues in 2004. In 2002, 2003 and 2004, we transported rail traffic representing $33.8 million, $38.5 million and $37.2 million in revenues, respectively, through these ports.

Kansas City Southern

     Kansas City Southern, or KCS, is our controlling stockholder. KCS’s principal subsidiary, KCSR, is one of seven Class I railroads in the U.S. The rail network of KCSR, Tex-Mex and TFM together comprises approximately 6,000 miles of main and branch lines extending from the midwest portions of the United States south into Mexico. In addition, through a strategic alliance with Canadian National Railway Company, or CN, and Illinois Central Corporation, or IC, our rail network covers approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico. The CN and IC alliance connects Canadian markets with major midwestern and southern markets in the United States, as well as with major markets in Mexico through KCSR’s connections with Tex-Mex and us. We and KCS believe that we are poised to continue to benefit from the growing north/south trade between the United States, Mexico, and Canada promoted by NAFTA.

     KCS’s rail network, of which we are a part, is further expanded through marketing agreements between KCSR and Norfolk Southern Railway Company, or Norfolk Southern, the BNSF Railway Company, and the Iowa, Chicago & Eastern Railroad Corporation, or IC&E. This rail network interconnects with all other Class I railroads and provides shippers with an effective alternative to other railroad routes, giving direct access to Mexico and the southeastern and southwestern United States through less congested traffic hubs. As a result of KCS’s acquisition of control over us, we expect to become more fully integrated into KCS’s NAFTA growth strategy, which includes KCSR’s established strategic alliance and marketing agreements with other railroads.

Product Categories

     Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport goods in the product categories of agro-industrial products, cement, metals and minerals, chemical and petrochemical products, automotive products, manufactured products and industrial products, and intermodal freight. Our customers include leading international and Mexican corporations.

     The following table sets forth, by product category, our revenues and traffic volumes by carloads for 2002, 2003 and 2004.

	For the Year Ended December 31,
	2002			2003			2004(1)
			% of			% of			% of
Product Category	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues	Carloads	Revenues	Revenues
		(in millions)			(in millions)			(in millions)
Agro-industrial products	110,956	$140.8	21.3	122,114	$142.9	22.3	125,688	$143.4	21.6
Cements, metals and minerals	144,718	114.8	17.4	159,502	125.4	19.6	173,198	138.2	20.8
Chemical and petrochemical products	83,406	107.7	16.3	88,522	113.2	17.6	101,291	125.7	18.9
Automotive products	131,926	154.1	23.3	120,883	124.7	19.4	119,104	119.8	18.0
Manufactured products, industrial products	82,349	80.8	12.2	87,117	74.3	11.6	97,741	79.3	11.9
Intermodal freight	190,694	56.3	8.5	190,488	52.4	8.2	208,452	50.5	7.6
Other(2)	—	6.0	0.9	—	8.5	1.3	—	7.3	1.1

TFM	744,049	$660.5	100.0%	768,626	$641.4	100.0%	825,474	$664.2	100.0%
Tex-Mex	91,550	51.6		100,814	57.1		60,176	35.0

Total	835,599	$712.1		869,440	$698.5		885,650	$699.2

____________________

(1)	Tex-Mex 2004 revenues include seven months as a consequence of the sale of 51% of Mexrail (Tex-Mex’s parent company) to KCS in August 2004.

(2)	Other revenues include complementary railroad services such as haulage, demurrage, switching, etc.

     Agro-industrial Products

     In 2004, $143.4 million, or 21.6% of our total transportation revenues, was derived from the movement of agro-industrial products, a minor increase from our agro-industrial revenues in 2003.

     The U.S. and Canada are the dominant suppliers of agricultural products to Mexico and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn) and seeds imported to Mexico from the U.S. and Canada. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lázaro Cárdenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreón, Veracruz and other cities. Our key customers are Pilgrims Pride de México, S.A. de C.V., Ragasa Industrias, S.A. de C.V., Comercializadora Internacional Vali, S.A. de C.V. and Grupo Altex, S.A. de C.V.

     Cements, Metals and Minerals

     In 2004, $138.2 million, or 20.8% of our total transportation revenues, was derived from the movement of cements, metals and minerals. Our revenues generated in this product category increased by 10.2% from 2003. In 2004, this business unit benefited from the strong performance of the construction, mining and basic metallic industries.

     This product category includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined, and steel produced, in Mexico is used for domestic consumption. The volume of Mexican steel exports fluctuates based on global market prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines.

     Mexican iron and steel mills have historically used modes of transport other than rail for their finished products because of our predecessor’s past inability to provide adequate service and equipment. We believe that the weight and bulk of these products make them well suited to rail transport and that we are continuing to convert a portion of this traffic from truck to rail transport by providing reliable service and making available the specialized equipment required to haul these heavy metal products by rail. In addition, most of Mexico’s major steel plants and mills are located along our rail lines, and a large amount of finished products from these mills, are exported to manufacturers in the U.S., while the remainder is used domestically. We also seek to convert the traffic flowing from the mines, quarries and smelters within Mexico to our rail lines. We currently transport iron, steel and other metals, minerals and ore products from mills at Lázaro Cárdenas to steel plants and mills in northern Mexico, and finished products such as steel coil and hot rolled steel from Monterrey to the midwestern and western U.S. We also transport steel wire, rod and bars which were previously moved by ship from the port of Lázaro Cárdenas to the U.S. We also transport finished products (steel coils), from the U.S. to the Mexican automotive and manufacturing industries. Our customers include IMSA-MEX, S.A. de C.V., Hylsa, S.A. de C.V., Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V., Cemex México, S.A. de C.V., or CEMEX, and Cementos Apasco, S.A. de C.V., or Apasco.

     Cement is one of the most widely used commodities in construction in Mexico and is produced throughout the country for both domestic use and export to the U.S. Two major cement companies in Mexico which move their products with us are CEMEX and Apasco. Due to its bulk and density, cement is ill-suited for road transport and, as a result, is hauled almost exclusively by rail.

     Chemical and Petrochemical Products

     In 2004, $125.7 million, or 18.9% of our total transportation revenues, was derived from the movement of chemical and petrochemical products. Our revenues increased by 11.0% in 2004 from 2003. Growth in this segment was a consequence of the strong relationship we believe that we enjoy with PEMEX. Transportation of plastics for M&G Polímeros S.A. de México, Exxon Mobil S.A., Dow Chemicals and Bulkmatic S.A. contributed to our revenue growth in 2004. Additionally, transportation of plastics contributed to our revenue growth mainly as a result of conversion from truck to rail transport.

     The chemical and petrochemical products we transport consist of petrochemical products imported from the U.S. into Mexico and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by the Comisión Federal de Electricidad (the Mexican Federal Electricity Commission, or CFE), the Mexican government-owned electric utility. CFE is a major user of diesel and fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines. We operate a unit train dedicated to transporting these fuels for CFE. In 2003, we entered into a contract with PEMEX, which terminates in 2007, to transport fuel oil from refineries located in Salamanca and Tula to Lázaro Cárdenas.

     Automotive Products

     Our automotive revenues in 2004 were $119.8 million, a decrease of approximately 3.9% from 2003. This revenue reduction is a consequence of the decline in production due to the continued recession in the U.S. automotive industry and the closure of the DaimlerChrysler plant in Lago Alberto, and the subsequent relocation of its production facilities to Encantada in Coahuila.

     The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished vehicles exported to the U.S. and Canada, and to some extent imported finished vehicles. We have started to convert the domestic automobile distribution market from trucks by investing in automotive ramps at Aguascalientes, Monterrey, Toluca and Veracruz. We believe that we will enhance our ability to move finished automobiles cost-effectively in the international and domestic markets and to convert this traffic from truck to rail transport by providing service superior to that provided by our predecessor and that provided by the trucking industry.

     Manufactured Products and Industrial Products

     In 2004, $79.3 million, or 11.9% of our total transportation revenues, were derived from the movement of manufactured products and industrial products. Our revenues generated in this product category increased by 6.7% from 2003.

     The manufactured and consumer products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of industrial products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of Mexican and U.S. companies from truck to rail transport.

     We transport beer exported to the U.S. by Mexico’s leading beer producers, Grupo Modelo, S.A. de C.V. and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., the makers of “Corona” and “Dos Equis,” respectively, and Fomento Económico Mexicano, S.A. de C.V. During 2004, beer freight faced a contraction in revenues, and we are currently renegotiating our agreements with beer distributors in the U.S. and continuing our efforts in conversion and traffic recovery. We hope to benefit from a planned expansion of Modelo’s plant located in Tuxtepec, Oaxaca, which is expected to triple its volume.

     We have a long-term contract with Organización Mabe Corporación, S.A. de C.V., or Mabe, to transport all of the products it exports to the U.S. and most of the products it distributes domestically. Mabe is a major Mexican home appliance manufacturer, 49.0% of which is owned by General Electric Company, or GE, that produces most of the gas and electric ranges sold in the U.S. under the “GE” brand and refrigerators exported to the U.S.

     We believe that bulk products such as paper, including tissue paper, corrugated paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. The majority of the paper and forest products presently carried on our rail lines consist of recycled fiber and printing paper imported from the southeastern U.S., Canada and Texas to paper mills, newspaper publishers, and printers in major population centers in Mexico.

     Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies such as Kimberly-Clark de México, S.A. de C.V., Smurfit S.A. and Grupo Pipsamex, S.A. de C.V. for domestic and international consumption, or are exported into Mexico by U.S. paper companies such as MeadWestvaco, International Paper, Rayonier, Pacific and Weyerhaeuser.

     Intermodal Freight

     In 2004, $50.5 million, or 7.6% of our transportation revenues, was derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carriers, with rail carriers serving as the link between the other modes of transportation. In 2004, our revenues in this product area decreased by 3.6% from 2003 due to a decline in the transport of automotive products as a consequence of the recession of the U.S. automotive industry. The decrease was partially offset by revenues from the conversion of traffic from truck to rail transport. The automotive industry experienced a slowdown in 2004, as vehicle production in Mexico decreased 2.2% in 2004 due to demand contraction in the U.S. See “—Automotive Products.”

     The opening of the port of Lázaro Cárdenas to containers represents an opportunity for further growth. The volume of intermodal traffic in Mexico with major international maritime companies, including CP Ships, APL (American President Line), Maersk Sealand, Dicex, S.A., Navemar Internaciónal, S.A. de C.V. and Mediterranean Shipping Company has been increasing in recent years. Increasing the quality and frequency of our services to maritime ports has enabled us to convert some of this intermodal traffic from truck to rail transport.

Seasonality

     The majority of our customers are industrial in nature, including automobile manufacturers, grain distribution companies and industrial plants. Our sales revenue typically increases during the third quarter of our fiscal year due to a number of factors, including increased production and overstocking of inventory by our customers in anticipation of the end of the year holiday season and also as a result of changes in our customers’ order patterns in response to the annual announcement of price increases for the next year. Such factors demand an increase in the level of our operations which typically results in an increase in our sales revenue for the third quarter of our fiscal year. We typically experience a decrease in sales revenue at the end of our fourth quarter and beginning of our first quarter due to a decrease in our customers’ productivity during the Christmas holidays.

Sources and Availability of Raw Materials

     All of the locomotives we operate are diesel-powered, and our fuel expenses are a significant portion of our operating expenses. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX. We are party to a fuel supply contract with PEMEX which may be terminated at any time by either party upon 30-days written notice to the other. We experienced increases and decreases of 24.2% in 2003 and 13.8% in 2002, respectively in our average price of fuel per gallon. In 2004, our average price of fuel per gallon increased by 30.1% from 2003. The price of diesel fuel may continue to increase, which could have an adverse effect on our future results of operations.

Sales and Marketing

     Our marketing and sales efforts are designed to grow and expand our current customer base business through focusing on truck conversion up the supply chain, and securing existing traffic with current customers through long-term contracts. Emphasis is being placed on attracting new business in the U.S., Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to intermodal customers and customers shipping commodities such as chemicals and automotive products, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of Tex-Mex, KCSR, the Union Pacific Railroad, BNSF Railway Company and other major U.S. and Canadian rail carriers. We have also established arrangements with railroads throughout the U.S. that are expected to increase intermodal business on routes between intermodal terminals in the U.S. and Mexico. By offering intermodal double-stack services to and from Mexican markets and by quoting a single rate for carload shipments between Mexican and U.S. points of destination, we expect to attract new business in both Mexico and the U.S.

     We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts. These include the designation of customer sales territories and assignment of customer service teams to particular customers, the introduction of a web site that provides our customers with access to their car and rate information and the employment of several sales and customer service representatives throughout the U.S. to generate through traffic from U.S. railroads and monitor interline activity.

     A significant portion of our contracts are both quoted and settled in Dollars, and the vast majority of additional freight services are quoted in Dollars and settled at a Dollar-Peso exchange rate which approximates a Dollar-denominated contract. We are continuing to move forward with executing Dollar-denominated contracts, and we believe that a majority of our contracts are currently denominated in Dollars. Approximately 56.0% of our total revenues in 2004 were denominated in Dollars.

     We have installed an online waybill monitor that reports all service orders on the hour, by station, product segment, and customer identification. This system allows on-the-spot reporting of sales for the day, month or year.

Insurance

     Our business is subject to a number of risks, including: (i) mechanical failure; (ii) collision; (iii) property loss; (iv) cargo loss or damage; and (v) business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

     In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental mishaps.

     Our present insurance coverage insures against the accident-related risks involved in the conduct of our business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. Our insurance policy also provides for “per-incident” maximum amounts which vary depending upon the nature of the risk insured against. Our policy is renewable on an annual basis and expires in June 2005. We are in the process of renewing these policies. We can give no assurance, however, that all risks are or will be adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The Mexican railroad services law and regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that we elect not to undertake such repairs, these proceeds must be paid to the Mexican government.

SICOTRA

     We have a license to use SICOTRA, a Union Pacific Technologies system, for among other purposes, the reporting of car movements in train and yard operations and the processing of bill of lading information. We have trained personnel to use SICOTRA and have taken and continue to take steps to customize SICOTRA applications for our operations.

Management Control System

     In 2005, we plan to upgrade our communication infrastructure and systems in anticipation of installing KCS’s computerized management control system, or MCS, in 2006. This state-of-the-art system will replace SICOTRA and is designed to provide better analytical tools for management to use in its decision-making processes. MCS, among other things, delivers work orders to yard and train crews to ensure that the service being provided reflects what was sold to the customer. The system also tracks individual shipments as they move across the rail system, compares that movement to the service sold to the customer and automatically reports the shipment’s status to the customer and to operations management. If a shipment falls behind schedule, MCS automatically generates alerts and action recommendations so that corrective action can be initiated promptly.

     We expect MCS to provide better analytical tools for management to use in its decision-making process. We anticipate that MCS will provide more accurate and timely information on, among other things, terminal dwell time, car velocity through terminals and priority of switching to meet schedules. A data warehouse is expected to provide an improved decision support infrastructure. By making decisions based upon that information, we expect to improve service quality and utilization of locomotives, rolling stock, crews, yards, and line of road and thereby reduce cycle times and costs. With the implementation of service scheduling, we also expect MCS to provide improved customer service through improved advanced planning and real-time decision support. By designing all new business processes around workflow technology, we expect to more effectively follow key operating statistics to measure productivity and improve our operating performance.

     We expect MCS to improve clerical and information technology group efficiencies. We believe that information technology and other support groups will be able to reduce maintenance costs, increase their flexibility to respond to new requests and improve productivity. By using a layered design approach, MCS is expected to have the ability to extend to new technology as it becomes available. MCS can be further modified to connect customers with additional applications via the Internet and is intended to be constructed to support multiple railroads, permit modifications to accommodate the local language requirements of the area and operate across multiple time zones. A later enhancement of MCS is expected to also include revenue and car accounting systems.

Train Dispatching System

     We have modernized and upgraded our train dispatching system. We are presently utilizing two types of train dispatching systems:

•	A radio-based track warrant control system is in place over approximately 1,745 miles of track, or approximately 66% of our rail lines. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

•	A centralized traffic control system, or CTC system, which allows a central dispatcher in Monterrey to manage track operations between Mexico City and Nuevo Laredo, is in place over an aggregate distance of 891 track miles or approximately 34% of the total tracks of our rail lines.

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

Documentation and Billing System

     We have developed, tested and fully implemented a state-of-the-art documentation and billing system that allows our clients to use the Internet to track and trace their railcars, access online documentation (including account statements) and use predetermined templates to expedite the process and ensure consistency and quality of information.

Online Customer Service

     In the customer service area, we have converted our Internet home page into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding our services. Besides providing information about our business areas and services, our web site provides customers with access to multiple services including:

•	electronic waybilling;

•	“Track and Trace”;

•	AEI (Automatic Equipment Identification) readouts;

•	TFM graphical rail network;

•	equipment order monitoring;

•	rates inquiries;

•	equipment historical information;

•	an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

•	invoice inquiries; and

•	train schedule and other information.

Competition

     We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value added services such as traceability of shipments and availability of shipping rates through the Internet.

     Some segments of our freight traffic, notably intermodal freight, experience price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, in some circumstances, the trucking industry can provide effective rate and service competition, because trucking requires smaller capital investments and maintenance expenditures and allows for more frequent and flexible scheduling. While the Mexican rail system was operated by FNM, trucking increased its market share relative to rail transport in Mexico as a result of the rail sector’s poor customer service, unreliability and lack of car availability. We believe that we have corrected most of the service related problems experienced under FNM’s operation and we are beginning to make inroads in capturing market share from the trucking industry.

     We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

•	Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail.

•	With our customer service structure and substantial capital improvements, we believe that we have created a customer oriented business which, together with our other competitive advantages, are making our freight services more attractive than those presently offered by trucking concerns.

     We also face competition from the other privatized railroads in Mexico, particularly from Ferromex. We have experienced, and continue to experience, competition from Ferromex in respect of the transport of steel freight, which has had, and continues to have, an adverse effect on our operating results. Ferromex’s rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juárez, Nogales and Mexicali and also serve the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Corporation owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition with Ferromex in freight rates for agricultural products, because these are not time sensitive commodities and therefore can afford to be transported using longer routes. This rate competition has adversely affected and may continue to adversely affect our financial results. In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

     Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and FTVM. These rights will give Ferromex more direct access to the Querétaro and Mexico City markets. In turn, the other railroads are required to grant rights to TFM which will allow us to directly access, among others, the Guadalajara market, Mexico’s third largest industrial and commercial center.

     The Mexican railroad services law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican railroad services law and regulations allow us to establish our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the Ministry of Transportation may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027.

     Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

     In February 2001, a NAFTA tribunal ruled in an arbitration between the U.S. and Mexico that the U.S. must allow Mexican trucks to cross the border and operate on U.S. highways. Under NAFTA, Mexican trucks were to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the U.S. did not follow the timetable because of concerns over Mexico’s trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the U.S. to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Under the rules issued by the U.S. Department of Transportation, it was expected that the border would have been opened to Mexican carriers in 2002. However, in January 2003, in response to a lawsuit filed in May 2002 by a coalition of environmental, consumer and labor groups, the U.S. Court of Appeals for the Ninth Circuit in San Francisco issued a ruling which held that the rules issued by the U.S. Department of Transportation violated federal environmental laws because it had failed to adequately review the impact on air quality in the U.S. of rules allowing

Mexican carriers to transport beyond the 20-mile commercial zones along the U.S.-Mexico border. The Court of Appeals’ ruling required the U.S. Department of Transportation to perform an Environmental Impact Statement of the Mexican truck plan and to certify compliance with the U.S. Clean Air Act requirements. The U.S. Department of Transportation subsequently requested the U.S. Supreme Court to review the Court of Appeals’ ruling and, on December 15, 2003, the U.S. Supreme Court granted the U.S. Department of Transportation’s request. On June 7, 2004, the U.S. Supreme Court unanimously overturned the Court of Appeals’ ruling. Although the U.S. Department of Transportation is no longer required to perform an Environmental Impact Statement under the U.S. Supreme Court’s ruling, the U.S. and Mexico must still complete negotiations regarding safety inspections before the border is opened. We cannot predict when these negotiations will be completed. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business— Significant competition from other railroads could adversely affect our financial condition” and “—Significant competition from trucks could adversely affect our financial condition.”

Basis for Competitive Statements

     The basis for our statements regarding our competitive position consists of our analysis of financial and statistical information about our competitors made publicly available by the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the AAR.

Government Regulation

     Railroad Regulation

     The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as us, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Mexican Foreign Investment Commission. On October 5, 2004, KCS was notified by the Mexican Foreign Investment Commission of its approval of KCS’s acquisition of Grupo TMM’s interest in Grupo TFM, allowing KCS to become the indirect controlling owner of TFM. We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

     The Ministry of Transportation is principally responsible for regulating railroad services in Mexico. The Ministry of Transportation has broad powers to monitor our compliance with the concession, and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats our business plans confidentially. The Ministry of Transportation monitors our compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.

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

     In addition, under the concession and the Mexican railroad services law and regulations, the Ministry of Transportation, in consultation with the Mexican Antitrust Commission, under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set our rates for rail freight services.

     See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—The Mexican government may revoke or limit our concession under a number of circumstances” and “—The rates for trackage rights set by the Ministry of Transportation may not adequately compensate us.”

     Environmental Regulation

     Our operations are subject to Mexican federal laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources). The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for Environmental Protection) has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry of the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the Mexican governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.

     Noncompliance with applicable legal provisions may result in the imposition of fines, temporary or permanent shutdown of operations or other injunctive relief, criminal prosecution or the termination of our concession. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and management does not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

C.          ORGANIZATIONAL STRUCTURE

Corporate Structure

     TFM is owned 80.0% by Grupo TFM, comprising 100.0% of TFM’s unrestricted voting shares, and 20.0% by the Mexican government, consisting of restricted voting shares. Grupo TFM acquired its equity interest in TFM in connection with the privatization of the Northeast Rail Lines.

     On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, or the Original Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. The Original Acquisition Agreement was not consummated due to disputes arising between the parties which led to litigation and arbitration. On August 16, 2004, Grupo TMM and KCS agreed to the sale by TFM of shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. On December 15, 2004, KCS and Grupo TMM entered into the Amended and Restated Acquisition Agreement, amending and restating the Original Acquisition Agreement, whereby Grupo TMM would sell its 51.0% voting interest in Grupo TFM to KCS for $200 million in cash, 18 million shares of KCS common stock, a $47 million two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT claim and the Mexican government’s put right against Grupo TFM. On April 1, 2005, KCS and Grupo TMM, completed the transaction and KCS acquired control of TFM through the purchase of shares of the common stock of Grupo TFM belonging to Grupo TMM. As a result of the transaction, KCS now has a controlling interest in Grupo TFM, consisting of a 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. Grupo TMM is now a shareholder of KCS. Our ownership structure is illustrated by the following chart:

(1)	Grupo TFM holds the remaining 2% of the capital stock of Arrendadora TFM.

Mexrail

     On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of Tex-Mex. On May 9, 2003, we sold a 51.0% interest in Mexrail to KCS pursuant to a stock purchase agreement dated April 15, 2003. The Mexrail stock sold by TFM was to remain in an independent voting trust pending approval of the transaction by the STB. Within two years of the date of the Mexrail sale agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51.0% interest in Mexrail. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51.0% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase, TFM again owned 100% of Mexrail.

     On August 16, 2004 we entered into an agreement with KCS to sell TFM’s shares in Mexrail representing 51% ownership of Mexrail for approximately $32.7 million. The sale was made on terms substantially similar to those previously agreed to by the parties in April of 2003. Mexrail wholly owns Tex-Mex, a U.S. based shortline railroad that connects the KCRS with TFM. Upon the execution of such agreement and the fulfillment of the relevant conditions, KCS will acquire control over 100% of the shares of Mexrail.

     On November 29, 2004 the STB approved KCS’s application for authority to control Tex-Mex and the U.S. portion of the international rail bridge at Laredo, Texas. The Mexrail shares, which had been placed in a voting trust pending the regulatory approval, where released to KCS. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a price of $31.4 million.

Arrendadora TFM

     Arrendadora TFM, S.A. de C.V., or Arrendadora TFM, our 98%-owned subsidiary, was incorporated on September 2002 as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico, and its only operation is the leasing to us of the locomotives and cars acquired by us through the privatization and subsequently transferred by us to Arrendadora TFM.

Mexico Valley Railroad and Terminal

     FTVM was incorporated as a sociedad anónima de capital variable (variable capital corporation), under the laws of Mexico. The corporate purpose of the company is to provide railroad services as well as ancillary services, including those related to interconnection, switching and haulage services. TFM holds 25.0% of the share capital of this company. The other shareholders of the company, each holding 25.0%, are Ferromex, Ferrosur and the Mexican government.

D.          PROPERTY, PLANTS AND EQUIPMENT

Description of Property

     Our headquarters, which we lease, are located at Av. Periférico Sur No. 4829, 4to. Piso, Col. Parques del Pedregal, México, D.F. 14010, México. We also have offices at Av. Manuel L. Barragán 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo León, México. We also own several freight yards located along our rail lines. Under the concession, we have the right to operate our rail lines, but we do not own the land, roadway or associated structures.

     For a discussion of our right to use property under our concession see “—History and Development of the Company” and “—Business Overview¯The Concession.” For a discussion of certain risks related to the property and equipment we own or have the right to use, and restrictions regarding our ability to encumber our property see “Item 3. Key Information—Risk Factors¯Risk Factors Relating to Our Business—The Mexican government may revoke or limit our concession under a number of circumstances.” For a discussion of environmental issues that may affect our utilization of our property, see “—Business Overview¯Government Regulation—Environmental Regulation.”

Track

     As of December 31, 2004, our rail lines consisted of the following track:

	Under	Track Usage
	Concession	Rights	Total
		(in miles)
Main track	2,636	541	3,177
Sidings under centralized traffic control	120	—	120
Spurs, yard tracks and other sidings	507	—	507

Total	3,263	541	3,804

     All of our track is standard gauge (56.5 inches) and is generally in good condition. Of our 2,636 miles of main track, 100.0% has 100 to 136-lbs. rail and approximately 78.0% is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along our core routes varies between 30 mph and 50 mph. As of December 31, 2004, we have 24 sidings on our main track of up to 10,000 feet enabling longer trains to pass or meet each other.

     The following table sets forth certain information with respect to our track as of December 31, 2004:

	Main Line - Mexico City
	to Nuevo Laredo	All Lines
	(in miles)
Continuously welded rail	931	2,047
Jointed rail	0	589

Total	931	2,636

Concrete ties installed	855	1,556
Wood ties installed	76	1,080

Total	931	2,636

     The portion of the Mexico City—Nuevo Laredo core route between Mexico City and Querétaro (approximately 143 miles) has double track, which accommodates greater traffic volume and maximum allowable speeds of approximately 50 mph. Our rail lines support a weight of 130 tons per railcar.

     We run freight trains at average speeds of approximately 25 to 50 mph along our core routes between Mexico City and the U.S. border. Approximately 85.0% of our main line track handles speeds of up to 37 mph.

     Installations along our rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

Bridges, Tunnels and Culverts

     Our core routes and feeder lines include 1,226 bridges having a total length of 15.7 miles of which 1,111 are permanent and 115 are temporary; 301 are steel structures, 810 are concrete structures and 115 have inverted floor systems made of timber or mixed components.

     There are 98 tunnels on our rail lines, having a total length of 16.7 miles. Tunnels on our main lines allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway.

Equipment

     Our locomotive fleet consists of 473 locomotives, of which 467 are diesel. Electro Motive Division, or EMD, built 243 and GE built 224 of these diesel locomotives. We are party to long-term leases for 150 AC-traction locomotives. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding to our fleet state-of-the-art locomotives that provide an average of 40.0% more horsepower per unit, compared to our 3000 horsepower road engines, and 73.5% more horsepower compared to our previous total horsepower base, allowing us to haul longer trains with fewer locomotives. We have continued a decrease in fuel consumption due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight.

     Our long-term locomotive leases are for terms of 20 years. We lease some of the locomotives in our fleet to Tex-Mex. The average age of the locomotives in our fleet is approximately 15.9 years, which we believe is one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 11 years.

     Of the 473 locomotives in our fleet, approximately 264 are assigned to the hauling of freight, 50 are used for yard work, 26 locomotives are subleased to third parties (of which 16 are subleased to KCSR), 69 locomotives are running on the KCS and Tex-Mex lines under a horsepower-per-hour interchange agreement, 6 locomotives are electric (and out of service) and 23 of our yard and road engines are currently in storage. We use the remaining 35 units for miscellaneous purposes such as maintenance of way trains and industry switching.

     The following table describes our locomotive fleet and maintenance contractors, as more fully described under “Improvements, Maintenance and Repair,” as of December 31, 2004.

		Number			Year
Make	Type	of Units	Number of Axles	Horsepower	Built	Maintained By
Owned
EMD	SW1504	15	4	1,500	1973	MPI/GETS
EMD	MP15AC	11	4	1,500	1983	MPI/GETS
EMD	GP38-2	50	4	2,000	1975-83	MPI/GETS
EMD	SD45	1	6	3,600	1978	MPI/GETS
EMD	SD40	52	6	3,000	1968-72	MPI/GETS
EMD	SD40-2	39	6	3,000	1973-88	MPI/GETS
GE	B23-7	7	4	2,250	1981	Alstom
GE	C30-7	38	6	3,000	1982-89	Alstom
GE	SUPER 7	104	6	3,000	1990-94	Alstom
GE	E-60 (Elect.)	6	6	6,000	1984	Alstom

Total owned		323

Long-Term Lease(1)
GE	AC4400CW	75	6	4,400	1998-2000	GETS
EMD	SD70MAC	75	6	4,000	1999-2000	GMM

Total under long-term lease		150

(1)	AC-traction locomotives.

     Railcars owned and leased by us as of December 31, 2004 consisted of the following:

	Owned	Leased
Box cars	1,188	869
Gondolas	1,827	2,575
Covered hoppers	570	2,816
Flat cars	557	306
Bi-level carriers	0	1,287
Spine cars	0	48
Tank cars	71	818
Cabooses	51	0
Open top hoppers	10	0
Office cars	4	0

Total	4,278	8,719

     To supplement our fleet of owned railcars, we have implemented an operating lease program that allows us to effectively manage our car supply to meet the varying demands of our traffic volumes. Our leased cars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and bi-level carriers. We also lease automobiles, large and small trucks and other equipment for a variety of functions. In addition, we are refurbishing some of our railcars with funds from working capital. At our commencement of operations, we had a substantial shortage of box cars and grain hoppers. Through our agreements with U.S. railroads regarding car hire and our operating lease program, we have increased our fleet size and eliminated these shortages.

Improvements, Maintenance and Repair

     We have entered into locomotive maintenance agreements with Alstom Transporte, S.A. de C.V., or Alstom, GE Transportation Systems México, S.A. de C.V., GETS Locomotive Services, S.A de C.V., MPI Noreste, S.A. de C.V. or MPI (which was recently acquired by GE Transportation Systems México, S.A. de C.V.) and General Motors de México S. de R.L. de C.V. or GMM, under which these contractors provide both routine maintenance and major overhauls. Routine maintenance includes periodic inspections, oils and lubricants, filters, maintenance of wheel profiles, compression and other engine checks and all repairs. Our locomotives are inspected in full compliance with the regulations of the U.S. Federal Railroad Administration, or FRA, which enables our locomotives to operate in the U.S. pursuant to interchanges with major U.S. railroads. Major overhauls are performed every 600,000 to 750,000 miles for our owned locomotives, and every 1,000,000 miles for the new leased locomotives. Our maintenance contracts require that our locomotives be available for freight service 93.0% of the time.

     We believe that the outsourcing of our locomotive maintenance allows us to focus more on implementing our operating initiatives in order to provide efficient and reliable rail service. By outsourcing we also avoid the need to incur the significant expenditures associated with locomotive maintenance facilities. Our locomotive maintenance contract with MPI/GETS expires in 2014, our maintenance contract with Alstom expires in 2009 and our contracts with GE and GMM expire in 2020. GE recently acquired MPI and certain MPI affiliates. We, therefore, renegotiated our existing agreements with GE and MPI.

     Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing our personnel to perform such maintenance.

     In the operations area, we have implemented certain systems designed to enhance the safety and availability of our fleet and the efficiency of our rail service. We are using an extensive locomotive help desk system designed to improve management of locomotive maintenance, reporting of mechanical problems and repairs. This system includes a scheduling feature, an interface permitting maintenance personnel to record data on repairs and statistics on various efficiency indicators. In addition, we have implemented a car repair and billing system to expedite collections for mechanical repairs performed to the fleet of other railroads in accordance with AAR standards. This system provides all repair validations and an AAR pricing catalog. Our new shipper car order system, which is expected to extend our scheduling and car pool management capabilities, is currently in production.

Refurbishing of Our Route

     In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom pursuant to which it is providing both routine and major rehabilitation of our Celaya-Lázaro Cárdenas line, which comprises approximately 350 miles of track. In each of 2003 and 2004, our maintenance and rehabilitation expenses under this contract amounted to $3.4 million. Under this agreement, we are committed to paying a total of approximately $97.0 million for maintenance and rehabilitation of this route over a period of 12 years. As of December 31, 2004, we have paid $58.2 million from working capital under this agreement.

     For a discussion of our capital improvements program, see “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Business—Failure to make capital expenditures could result in the revocation of our concession and adversely affect our financial condition”, “Item 4. Information on the Company—Business Overview — Business Strategy” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources — Capital Expenditures.”

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          OPERATING RESULTS

     The following discussion and analysis relates to the financial condition and results of operations of TFM and Grupo TFM for the relevant periods and is based on, and should be read in conjunction with, TFM’s financial statements and Grupo TFM’s financial statements, respectively, appearing elsewhere in this annual report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Item 3. Key Information—Risk Factors.” See “Forward-Looking Statements” for cautionary statements concerning forward-looking statements.

Overview

     Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the U.S. We transport goods in the product categories of agro-industrial products, industrial products and manufactured products, cement, metals and minerals, chemical and petrochemical products, automotive products, and intermodal freight. Our customers include leading international and Mexican corporations.

     Our revenues for the year ended December 31, 2004, without the consolidation of Mexrail, were $664.2 million, compared to $641.4 million for the year ended December 31, 2003, which represents an increase of $22.8 million or 3.6% over 2003. Our revenues in 2004 were negatively impacted by a decrease in revenues from the automotive industry of $4.9 million or 3.9% in 2004 from 2003, which was partially offset by an increase in revenues from the conversion of traffic from truck to rail transport, and a general increase in revenues from other product categories.

     Our business is subject to a number of macroeconomic factors that affect our operating results, including the circumstances described elsewhere in this annual report under “Risk Factors.” These include factors outside our control, such as (i) the impact of inflation, political developments, exchange rates and other factors tied to Mexico, (ii) seasonality in our business and that of our customers as described under “Item 4. Information on the Company—Business Overview—Seasonality,” (iii) our dependence on global fuel prices for our operations, and (iv) our continuing obligations to the Mexican government arising out of the privatization of our rail lines in 1997 and our concession, including our obligations in respect of required capital expenditures.

     In addition, as described herein and in the notes to our financial statements, we have contingencies related to the resolution of various disputes with the Mexican government relating to our VAT refund and our 1997 tax audit. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Disputes with Mexican Government.” Lastly, our results for 2004 have also been affected by our sale to KCS in August 2004 of a 51% interest in Mexrail, as a result of which, we consolidated only seven months of Mexrail’s results during 2004.

Financial Presentation and Accounting Policies

     Accounting Considerations

     Our financial statements are prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Effective May 2002, IFRS is the new term for the entire body of accounting standards issued by the IASB, replacing the earlier term, IAS (international accounting standards). International accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS.” For further information on the principal differences between IFRS and U.S. GAAP, see Note 18 of our financial statements appearing elsewhere in this annual report. Because we have ceased to qualify as a foreign private issuer for purposes of our SEC reporting obligations, we will begin filing quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and annual reports on Form 10-K (beginning with respect to our fiscal year 2005) containing financial statements prepared in accordance with U.S. GAAP.

     Each of the differences between IFRS and U.S. GAAP affects both net income and stockholders’ equity. Our net income under U.S. GAAP was $136.7 million and $34.2 million for the years ended December 31, 2002 and 2003, respectively. Our net loss under U.S. GAAP was $8.1 million for the year ended December 31, 2004.

     We performed an analysis under the guidance of FAS 52 and IAS No. 29 to determine whether the U.S. Dollar or the Mexican Peso should be used by TFM as its functional currency for IAS and U.S. GAAP purposes. Based on the results of this analysis, we concluded that the U.S. Dollar is the appropriate functional currency for IFRS, U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to Pesos, our results of operations historically reported in IFRS and for U.S. GAAP and SEC reporting purposes may be substantially different.

     Critical Accounting Policies

     Set forth below is a description of certain key accounting policies on which our financial condition and results of operations are based. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars and deferred income taxes. For a full description of all of our accounting policies, see Note 2 to our financial statements appearing elsewhere in this annual report.

     Revenue Recognition. Railroad transportation revenues for the relevant accounting period are recognized as income based on the shipments originated and the corresponding destinations actually reached during that period. This requires our management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. If our assumptions are not correct, we would have to recognize a maximum decrease in revenues of $0.8 million.

     Financial Statement Translations into U.S. Dollars. In preparing our financial statements, we translate non-U.S. currency amounts to U.S. Dollars following the guidelines of FAS 52, IAS 29 and related authoritative guidance. In doing so, we have determined that the U.S. Dollar is our functional currency and, therefore, we follow the historical method of our translation, and resulting translation gains or losses are reflected in earnings. The determination of the functional currency is dependent upon management’s judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate the functional currency for each fiscal period. Our most subjective key functional currency indicators are indebtedness, cash flows and transportation revenues. Changes in our business in the future may impact the determination for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. Dollar, our results of operations and total assets and stockholders’ equity in future periods could be negatively impacted.

     Derivatives fair value — embedded derivative feature on our long-term zero-coupon note receivable from stockholder. Derivative financial instruments, including the embedded derivative in the long-term zero-coupon note receivable from stockholder, are recorded at fair value. Gains and losses for these derivatives are reflected in earnings. Fair value is based on relevant factors, including price quotations for similar instruments traded in different markets. The fair value of our embedded derivative feature on our long-term zero-coupon note receivable from stockholder is derived from pricing models that consider the payment of future dividends, our expected cash flows, as well as time value and yield curve or volatility factors underlying the positions.

     Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the low level of available transparent market data upon which to base modeling assumptions.

     Deferred income taxes. We apply the provisions of IAS 12, “Income Taxes,” and FAS 109, “Accounting for Income Taxes,” which are both full liability methods. Since commencement of our operations, although we have generated book profits, we have incurred tax losses due primarily to the accelerated tax amortization of our concession rights. We have recognized a deferred income tax asset for the resulting net operating loss carryforwards and may continue to recognize additional amounts in the next few years. Our management anticipates that such net operating loss carryforwards will be realized given the long carryforward period (through the year 2046) for amortization of the concession, as well as the fact that we expect to generate taxable income in the future. Our tax projections take into consideration certain assumptions, some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.

     New Accounting Pronouncements

     IFRS

     In December 2003, as a result of the IASB’s improvement project, the IASB issued the revised version of fifteen standards. The revised IASs are:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interests in Joint Ventures
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 39	Financial Instruments: Recognition and Measurement
IAS 40	Investment Property

     In February 2004, the IASB published IFRS 2, “Share-based Payments.” The above standards are effective for accounting periods commencing on January 1, 2005, with earlier application encouraged.

     In March 2004, the IASB issued IFRS 3, “Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.” With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations in 2004. We have not early adopted any of the revised and new standards in preparing our consolidated financial information. The adoption of these new standards is not expected to have an impact on our current financial condition or results of operations.

     U.S. GAAP

     In January 2003, the FASB issued FIN 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” or FIN 46. FIN 46 provides a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities,” or “Interpretation 46R.” Interpretation 46R provides additional guidance. The adoption of Interpretation No. 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” or SFAS 151. SFAS 151 amends ARB No. 43, “Inventory Pricing,” or ARB 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB 43 previously stated that these costs must be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of SFAS 151. The adoption of SFAS 151 is not expected to have any impact on our current financial condition or results of operations.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” or SFAS 153, an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” or APB Opinion 29. APB Opinion 29 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have any impact on our current financial condition or results of operations.

     In December 2004, the FASB revised SFAS No. 123 (SFAS No. 123R), “Accounting for Stock Based Compensation,” or SFAS 123R. The revision established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of SFAS 123R are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have a material impact on our consolidated financial statements.

     In June 2005, the FASB published SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154, which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative efect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. TFM is evaluating the impact that this statement may have on its financial position or results of operations.

     In March 2004, the Emerging Issues Task Force, or EITF, ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” or EITF 03-1. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in EITF 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. We do not expect the adoption of EITF 03-1 to have a material impact on our financial position or results of operations because we do not hold any applicable investments.

     In June 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock,” or EITF 02-14. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an issuer but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the issuer. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.

     In November 2004, the EITF reached a final conclusion on EITF Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share,” or EITF 04-8. EITF 04-8 addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF 04-8 is effective for periods ending after December 15, 2004 and would be applied retrospectively restating previously reported diluted earnings per share. The adoption of EITF 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

U.S. GAAP Differences Applicable to Us

     General

     Historically, we have prepared our financial statements in accordance with IFRS. The more significant differences between IFRS and U.S. GAAP relate to the long-term notes receivable from stockholder, the recognition of deferred income tax, deferred employees’ statutory profit sharing, and the effect on purchase of subsidiary shares. For more detail on differences in accounting treatment between IFRS and U.S. GAAP through December 31, 2004, see Note 18 to our financial statements. Because we have ceased to qualify as a foreign private issuer for purposes of our SEC reporting obligations, we will begin filing quarterly reports on Form 10-Q (beginning with respect to our second fiscal quarter of 2005) and annual reports on Form 10-K (beginning with respect to our fiscal year 2005) containing financial statements prepared in accordance with U.S. GAAP.

     Long-term receivables from stockholder

     As more fully described in Note 11 to our financial statements, we have two long-term non-interest bearing receivables due from Grupo TFM. One is a non-interest bearing demand receivable while the other, which is related to our Association in Participation Agreement, is treated under IFRS as a zero-coupon note receivable with an embedded feature linked to the value of our shares. Under U.S. GAAP, non-interest bearing receivables from stockholders are carried at their face value and embedded derivatives are not recorded. Based on the nature and terms of these receivables and following discussions with our independent public accountants on April 16, 2005, we determined, solely for purposes of our U.S. GAAP reconciliation, to revise Note 18 to our financial statements to reclassify these receivables as a reduction of stockholders’ equity and not as an asset as previously reported. As a result, stockholder’s equity under U.S. GAAP as of December 31, 2003 and 2004 reflects a reduction in the amount of $661.1 million for each period. There is no similar presentation requirement under IFRS. The reclassification had no impact on our statements of income or cash flows for the three years ended December 31, 2004.

     Deferred income tax and employees’ statutory profit sharing

     The deferred income tax included in the consolidated financial statements was calculated in accordance with IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and the concession, including the effects of indexing for tax purposes.

     U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexation for tax purposes.

     As a Mexican company, we are subject to employee profit sharing liabilities and we calculate such profit sharing liabilities as 10% of our net taxable income. In calculating our net taxable income for profit sharing purposes, we deduct net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability. The Mexican tax authorities had challenged our calculation of profit sharing liabilities in the late 1990s, but we prevailed with a Mexican Fiscal Court ruling in 1999 followed by a Tax Authority Release acknowledging our ability to continue to calculate profit sharing the way we had been, including the deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes. However, since a technical amendment to the Mexican tax law in 2002, the Mexican tax authorities have objected to our deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes following such amendment, which objection we have challenged in court.

     The differences in the net deferred income tax and employees’ statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred income tax		Deferred profit
	assets		sharing assets
	2003	2004	2003	2004
	(in thousands of Dollars)
Amounts recorded under IFRS	$73,833	$95,942	$—	$—
Amount determined under U.S. GAAP	191,886	193,734	50,061	56,617

Net difference	$(118,053)	$(97,792)	$(50,061)	$(56,617)

     On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. None of the four cases involved Grupo TFM or TFM. Because these rulings took place subsequent to the issuance of our 2004 accounts, the decisions do not give rise to a restatement of any amounts recorded as of December 31, 2004 as set forth in our financial statements included in this annual report. In light of these decisions, our management is currently assessing the potential impact of these rulings on our accounting practices relating to the application of NOL carryforwards for our 2005 U.S. GAAP accounting. In the event that we had not been able to deduct NOL carryforwards from our profit sharing liabilities in respect of our financial statements through December 31, 2004 for U.S. GAAP reconciliation purposes, such financial statements would have been negatively affected by the elimination of a cumulative amount of U.S.$72.0 million in NOL carryforwards as of December 31, 2004. There would have been no effect on our financial statements under IFRS, which does not require the establishment of assets or liabilities relating to these carryforwards.

     Under U.S. GAAP, employees’ profit sharing would be considered an operating expense.

     Purchase of subsidiary shares

     As more fully described in our financial statements, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM. Under U.S. GAAP, TFM has recorded the transaction pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%) being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus the excess amount was recorded as an increase in fixed assets with a corresponding deferred income tax liability. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM were under the common control of Grupo TMM (the accounting would not differ from that under IFRS as recorded).

     In addition, Grupo TMM and TFM entered into a new stock purchase agreement dated August 16, 2004, or the New Mexrail Stock Purchase Agreement. Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail for $32.7 million. KCS has an option which, if not exercised on or before October 31, 2005, becomes an obligation on October 31, 2005 to purchase the remaining shares of Mexrail owned by TFM at a fixed price of $31.4 million.

     Under IFRS, TFM recorded a net gain on the sale of the 51% of Mexrail to KCS, whereas under U.S. GAAP, the sale of the initial 51% would have resulted in a net loss due to the higher carrying value of the investment. In addition, given that the sale price for the remaining 49% is fixed and determinable, for U.S. GAAP purposes, the carrying value of the remaining 49% was written down to the expected proceeds of $31.4 million, for an additional U.S. GAAP loss. Under IFRS, the benefit of the call option for the sale of the remaining 49% was recognized, but was not recognized for U.S. GAAP purposes. As a result, we recognized an adjustment to our net income under U.S. GAAP amounting to $19.6 million as shown below.

     At December 31, the net carrying value of Mexrail is as follows:

	2003	2004
	(in thousands of
	Dollars)
IFRS	$14,565	$31,398
U.S. GAAP	34,141	31,398

Net difference	$19,576	—

     Under IFRS, the remaining 49% interest in Mexrail was classified as a receivable including the value of the call option, whereas as under U.S. GAAP, the investment would be classified as an investment recorded at cost.

     Summary

     As a result of the above and other differences, our net income and shareholders’ equity under IFRS and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)
	IFRS	U.S. GAAP
	(in thousands of
	Dollars)
2004	$25,346	$(8,102)
2003	(61,044)	34,161
2002	(11,350)	136,655

	Shareholders’ Equity
	IFRS	U.S. GAAP
	(in thousands of
	Dollars)
December 31, 2004	$1,612,818	$1,105,651
December 31, 2003 (as restated)	1,587,472	1,113,759

Results of Operations

     The following discussion of our results of operations is based on the financial information derived from our financial statements prepared in accordance with IFRS. References to increases or decreases in any year are made by comparison with the corresponding prior year, except as the context otherwise indicates.

TFM’s Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

     The following comparison includes the consolidation in 2004 of only seven months of financial results of Mexrail as a result of our sale of a 51% interest in Mexrail to KCS.

     Revenues

     Revenues for the year ended December 31, 2004 totaled $699.2 million compared to $698.5 million for the year ended December 31, 2003, which represented an increase of $0.7 million or 0.1%. These results include the consolidation of only seven months of financial results of Mexrail as a consequence of the sale of 51% of Mexrail to KCS in August 2004. Without taking into account any consolidation of Mexrail, our revenues for the year ended December 31, 2004 totaled $664.2 million compared to $641.4 million for the year ended December 31, 2003, which represents an increase of $22.8 million or 3.6% over 2003. The increase in 2004 was mainly attributable to the general recovery of the Mexican and U.S. economies. Carloads are a standard measure used by TFM to determine the volume of traffic transported over our rail lines. Excluding carloads from Mexrail’s wholly-owned subsidiary, Tex-Mex, TFM’s carloads in 2004 increased by 7.4% compared to 2003, while the Mexican economy grew by 4.4%. Additionally, the depreciation of the Peso against the Dollar negatively impacted our revenues by $15.9 million. Imports into Mexico from the U.S., Canada and overseas represented approximately 54.1%, 54.5%, and 54.8% of our total revenues in 2002, 2003, and 2004, respectively. Approximately 79% of our total revenues in 2004 were attributable to international freight.

     The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2003 and December 31, 2004, respectively.

	Year Ended December 31,
	2003		2004(1)
Product Category	Carloads	Revenues	Carloads	Revenues
		(in millions)		(in millions)
Agro-industrial products	122,114	$142.9	125,688	$143.4
Cement, metals and minerals	159,502	125.4	173,198	138.2
Chemical and petrochemical products	88,522	113.2	101,291	125.7
Automotive products	120,883	124.7	119,104	119.8
Manufactured products, industrial products	87,117	74.3	97,741	79.3
Intermodal freight	190,488	52.4	208,452	50.5
Other(2)	0	8.5	0	7.3

TFM	768,626	$641.4	825,474	$664.2

Tex-Mex	100,814	57.1	60,176	35.0

Total	869,440	$698.5	885,650	$699.2

(1)	Includes only seven months of Tex-Mex’s 2004 revenues as a consequence of the sale of its parent, Mexrail, to KCS in August 2004.

(2)	Other revenues include railroad services such as haulage, demurrages, switching, etc.

     Agro-industrial products. Revenues increased by $0.5 million in 2004 compared to 2003. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains and grain products (principally corn and wheat). In 2004, we maintained our share of almost half of the total grains imported from the U.S. and Canada. Additionally, we were able to convert additional amounts of truck transport to rail from the port of Lázaro Cárdenas to the Nuevo Laredo-Laredo crossing.

     Cements, metals and minerals. Revenues increased by $12.8 million or 10.2% in 2004 compared to 2003, due to a gain in market share in the exports of paper and home appliance products. Also, our revenues were favorably impacted by the conversion of truck transport to rail and the recapture of lost customers.

     Chemical and petrochemical products. Revenues increased by $12.5 million or 11.0% in 2004 compared to 2003. The increase was the result of increases in transportation of fuel oil, diesel and gasoline for PEMEX and imported plastics. Additionally, we continued to convert truck transport to rail through the use of our transload facilities, at which trucks and trains can exchange cargo.

     Automotive products. Revenues decreased by $4.9 million or 3.9% in 2004 compared to 2003. During 2004, vehicle production in Mexico decreased 2.2% due to reduced demand. This decrease was a result of the continued economic recession in the automotive industry in Mexico and the U.S. Through efforts to convert truck transport to rail, we have mitigated this reduction in our revenues, but overall our hauls have decreased because of volume lost from the closure of and reduction at certain automotive plants.

     Manufactured products, industrial products. Revenues increased by $5.0 million or 6.7% in 2004 compared to 2003. We capitalized on the recovery of the steel industry with increasing long haul traffic of slabs, billets, bars and wire rod from the Port of Lázaro Cárdenas to Monterrey. Additionally, this business unit benefited from the performance of the construction industry.

     Intermodal freight. Revenues decreased by $1.9 million or 3.6% in 2004 compared to 2003, due to the decline in the transport of automotive products and as a consequence of the recession in the U.S. automotive industry. However, through our efforts to convert truck transport to rail, we were able to reduce the impact of the slowdown in the automotive industry.

     Operating Expenses

     Total operating expenses amounted to $572.2 million for the year ended December 31, 2004, compared to $565.4 million for the year ended December 31, 2003, which represents an increase of 1.2%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

	Year Ended December 31,
	2003		2004
		% of		% of
	Amount	Revenue	Amount	Revenue
	(in thousands)		(in thousands)
Salaries, wages and employee benefits	$105,569	15.1%	$107,526	15.4%
Purchased services	130,565	18.7	139,336	19.9
Fuel	58,706	8.4	79,287	11.3
Materials and supplies	7,391	1.1	5,967	0.9
Car hire—net	35,420	5.1	37,913	5.4
Rents other than car hire	56,372	8.1	54,046	7.7
Casualties and insurance	11,655	1.6	11,530	1.7
Other costs	12,798	1.8	12,137	1.7

	Year Ended December 31,
	2003		2004
		% of		% of
	Amount	Revenue	Amount	Revenue
	(in thousands)		(in thousands)
Depreciation and amortization	83,167	11.9	85,700	12.3

TFM	$501,643	71.8%	$533,442	76.3%

Tex-Mex	63,728	9.1%	38,763	5.5%

Total	$565,371	80.9%	$572,205	81.8%

     Salaries, wages and employee benefits. Salary, wages and benefit expenses increased 1.9% to $107.5 million in 2004 compared to 2003. The increase was largely attributable to the annual wage increase payable to our employees and increases in other employee benefits effective July 1, 2004. Because our wages are payable in Pesos, this increase was partially offset by the depreciation in 2004 of the Peso against the Dollar. As of December 31, 2004, we had 3,399 full-time employees.

     Purchased services. Costs of purchased services increased by $8.8 million or 6.7% in 2004 over 2003. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and railcars, haulage, terminal services and security expenses. The increase in purchased services was primarily attributable to an increase in terminal services and maintenance to locomotives and rolling stock as a result of additional carload volume.

     Fuel. Our fuel expenses increased 35.1% in 2004 compared to 2003 primarily due to the volatility of fuel prices during 2004. The average fuel price per gallon increased 30.1% in 2004 over 2003. Additionally, in 2004, our fuel consumption increased 5.2% compared to 2003.

     Materials and supplies. Costs of materials and supplies consumed in 2004 were $1.4 million lower than 2003, primarily because of a decrease in track maintenance activities.

     Car hire—net. Our car hire—net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire—net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire—net expenses increased by 7.0% in 2004 compared to 2003. This increase is due to an increase of the time and mileage car hire expense in the use of cars by $3.8 million, which was partially offset by the increase of car hire revenue received from other railroads by $1.2 million.

     Rents other than car hire. Rents other than car hire include locomotive and railcar leases and equipment rental expenses. These expenses decreased by $2.3 million or 4.1% in 2004 compared to 2003. The decrease was attributable to lower rates resulting from the negotiation of better rates with our lessors and to an increase in our recovery of leasing costs through the sublease of cars to other railroad companies.

     Casualties and insurance. These expenses did not vary materially in 2004 compared to 2003.

     Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging and travel, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in 2004 mainly due to a decrease of $0.7 million in connection with increased control over travel expenses.

     Depreciation and amortization. Depreciation and amortization expenses in 2004 increased by $2.5 million compared to 2003 primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.

     Income on Transportation and Operating Ratio

     Operating ratio is an industry efficiency measure which represents a railroad’s operating expenses as a percentage of its transportation revenues. Our income on transportation decreased by $6.1 million in 2004 compared to $133.2 million in 2003, representing a decrease of approximately 4.6%, due to the factors described above. Our operating ratio increased to 81.8% for 2004 from 80.9% for 2003.

     Other Expenses

     Other (income) expense—net. Our other expenses—net decreased by $29.4 million in 2004 compared to 2003 due to a one-time charge incurred in 2003 in connection with our VAT refund claim and the gain resulting from the sale of the Mexrail shares of $7.4 million.

     Interest expense—net. Interest expense—net for 2004 was $111.5 million compared to $111.1 million for 2003.

     Exchange gain (loss)—net. We recorded net foreign exchange income of $0.4 million for 2004 compared to a net foreign exchange loss of $13.7 million for 2003. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2004, the Dollar depreciated 0.8% and in 2003 the Dollar appreciated 7.4%, relative to the Peso.

     Net income tax (benefit) expense. Our net income tax benefit was $15.3 million for 2004 compared to a net income tax expense of $34.1 million for 2003. The $49.4 million decrease in the income tax expense was mainly due to the effects of inflation on depreciation and amortization of $49.4 million, as well as the effects of inflation on tax loss carryforward of $14.5 million. This decrease in the income tax expense was partially offset by the increase in the permanent differences related to inflationary components and non-deductible expenses amounting to $1.8 million, together with the effect of the change in the income tax rate from 33% to 28% and other effects amounting to $0.3 million.

     Results of Operations of Grupo TFM for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

     Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM. Consequently, the explanations of our results of operations apply in all material respects to Grupo TFM’s consolidated results of operations for the same period. Following is a description of the additional items unique to Grupo TFM.

     The minority interest decreased to an income of $5.1 million in 2004 from a loss of $12.2 million in 2003. This decrease was driven by: (i) a one-time expense in connection with the VAT claim in 2003, and (ii) a decrease in deferred income tax expenses recorded in 2004 compared to 2003 as a result of the appreciation of the Peso against the Dollar in our fixed assets. The minority interest component of the consolidated statement of results of operations reflects the 20.0% share of TFM held by the Mexican government. The minority interest increased to a loss of $12.2 million in 2003 from a loss of $2.3 million in 2002. This increase was driven by one-time expenses in connection with the VAT lawsuit in 2003 and an increase in deferred income tax expenses recorded in 2003 compared to 2002 as a result of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions.

     See “Item 3. Key Information — Risk Factors — Governmental policies and economic developments in Mexico and elsewhere may adversely affect our financial condition.” for a discussion regarding the impact of inflation, foreign currency fluctuations and Mexican governmental policies on our business.

TFM’s Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

     Revenues

     Revenues for the year ended December 31, 2003 totaled $641.4 million compared to $660.5 million for the year ended December 31, 2002, which represented a decrease of 2.9%. This minor decrease in 2003 was mainly attributable to the general slowdown of the U.S. and Mexican economies, particularly in the automotive industry. TFM’s carloads (excluding Tex-Mex’s carloads) in 2003 increased by 3.3% compared to 2002, while the Mexican economy grew by only 1.3% and foreign trade with the U.S. grew by only 1.5% (excluding petroleum). Additionally, the depreciation of the Peso against the Dollar negatively impacted our revenues by $37.3 million.

     The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2002 and December 31, 2003, respectively.

	Year Ended December 31,
	2002		2003
Product Category	Carloads	Revenues	Carloads	Revenues
		(in millions)		(in millions)
Agro-industrial products	110,956	$140.8	122,114	$142.9
Cement, metals and minerals	144,718	114.8	159,502	125.4
Chemical and petrochemical products	83,406	107.7	88,522	113.2
Automotive products	131,926	154.1	120,883	124.7
Manufactured products, industrial products	82,349	80.8	87,117	74.3
Intermodal freight	190,694	56.3	190,488	52.4
Other(1)	0	6.0	0	8.5

TFM	744,049	$660.5	768,626	$641.4

Tex-Mex	91,550	51.6	100,814	57.1

Total	835,599	$712.1	869,440	$698.5

(1)	Other revenues include railroad services such as haulage, demurrages, switching, etc.

     Agro-industrial products. Revenues increased by $2.1 million or 1.5% in 2003 compared to 2002. The U.S. and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains and grain products (principally corn and seeds) imported to Mexico from the U.S. and Canada. In 2003, we increased our market share of grains to almost half of the total grains imported to Mexico from the U.S. and Canada. Additionally, we were able to convert truck transport from the port of Lázaro Cárdenas to the Nuevo Laredo-Laredo crossing.

     Cements, metals and minerals. Revenues increased by $10.6 million or 9.2% in 2003 compared to 2002. We capitalized on Mexico’s exemption from tariffs on steel imports that the U.S. imposed on non-NAFTA countries, as well as the recovery of long hauls from the port of Lázaro Cárdenas to Monterrey of slabs, billets, bars and wire rod. We also gained market share from “cabotage” shipping (shipping within Mexico and Mexican waters).

     Chemical and petrochemical products. Revenues increased by $5.5 million or 5.1% in 2003 compared to 2002. Contributing to the increase in revenues were increases in petroleum coke traffic for CEMEX, transportation of fuel oil, diesel and gasoline for PEMEX and imported plastics traffic. Additionally, we continued the successful conversion from truck transport to rail through the use of transload facilities, at which trucks and trains can exchange cargo.

     Automotive products. Revenues decreased by $29.4 million or 19.1% in 2003 compared to 2002. During 2003, vehicle production in Mexico decreased 15% due to reduced demand. This decrease was a result of the continued economic recession in Mexico and the U.S. Additionally, we were still experiencing the adverse effect of the shutdown of the DaimlerChrysler plant in Lago Alberto and the reduction of Ford exports from its Cuautitlán plant in 2002. Through efforts to convert truck transport to rail, we have mitigated this reduction in our revenues, but our hauls have decreased because of volume lost from the closure of and reduction at these plants.

     Manufactured products, industrial products. Revenues decreased by $6.5 million or 8.0% in 2003 compared with 2002. This decrease was mainly attributable to a continued slowdown in paper and wood product imports.

     Intermodal freight. Revenues decreased by $3.9 million or 6.9% in 2003 compared to 2002. Although we have been able to reduce our dependence on the automotive industry, 65% of this product category is related to automotive traffic. However, through our efforts to convert truck traffic to rail, we were able to reduce the impact of the slowdown in the automotive industry.

     The Texas-Mexican Railway Company (Tex-Mex). Tex-Mex’s revenues increased by $5.5 million or 10.7% in 2003 compared to 2002. Tex-Mex’s total revenues were $57.1 million in 2003. This increase was mainly a result of an increase in traffic passing between the U.S. and Mexico, primarily fueled by an increase in traffic from the agro-industrial, chemical and industrial product segments.

     Operating Expenses

     Total operating expenses amounted to $565.4 million for 2003 compared to $557.7 million for 2002, which represents an increase of 1.4%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.

	Year Ended December 31,
	2002		2003
		% of		% of
	Amount	Revenue	Amount	Revenue
	(in thousands)		(in thousands)
Salaries, wages and employee benefits	$124,413	17.5%	$121,762	17.4%
Purchased services	163,835	23.0	155,594	22.3
Fuel	50,139	7.0	63,972	9.2
Materials and supplies	8,455	1.2	7,871	1.1
Car hire—net	43,070	6.0	42,378	6.1
Rents other than car hire	56,563	7.9	57,580	8.2
Casualties and insurance	14,853	2.1	15,458	2.2
Other costs	14,942	2.1	15,353	2.2
Depreciation and amortization	81,401	11.4	85,403	12.2

Total operating expenses	$557,671	78.3%	$565,371	80.9%

     Salaries, wages and employee benefits. Salary, wages and employee benefits expenses decreased 2.1% to $121.8 million in 2003 compared to 2002. The decrease was largely attributable to the reduction in our average number of full-time employees by 2.2% to 3,392 in 2003 from 3,469 in 2002 and the depreciation of the Peso against the Dollar. This decrease in employees was partially offset by the annual wage increase payable to our union employees and an increase in other employee benefits that was effective July 1, 2003.

     Purchased services. Costs of purchased services decreased by $8.2 million or 5.0% in 2003 over 2002. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and railcars, haulage, terminal services and security expenses. The decrease in the costs of purchased services was attributable to reduced expenses related to maintenance of locomotives and railcars as a result of cost control measures and more efficient operations. This decrease was partially offset by increased costs of maintenance of our Celaya-Lázaro Cárdenas line and advertising expenses.

     Fuel. Our fuel expenses increased 27.6% in 2003 compared to 2002 primarily due to the volatility of fuel prices during 2003. The average fuel price per gallon increased by 24.2% in 2003 over 2002. Additionally, in 2003, our fuel consumption increased 3.4% compared to 2002.

     Materials and supplies. Costs of materials and supplies consumed in 2003 were 6.9% lower than for 2002, primarily because of a decrease in track maintenance activities.

     Car hire—net. Our car hire—net expenses include costs incurred by us to use the railcars of other railroads to move freight, net of car hire income we receive from other railroads for use of our railcars to move freight. Our car hire—net expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire—net expenses decreased by 1.6% in 2003 compared to 2002. Our car hire—net expenses decreased primarily because of lower traffic volume attributable to the slowdown in the automotive industry.

     Rents other than car hire. Rents other than car hire include locomotive and railcar leases and equipment rental expenses. These expenses increased by $1.0 million or 1.8% in 2003 compared to 2002. The increase in the cost of rents other than car hire was attributable to the higher number of railcars leased in 2003 compared to 2002.

     Casualties and insurance. These expenses increased 4.1% in 2003 compared to 2002 due to higher premium rates.

     Other costs. Other costs consist primarily of employee expenses such as the costs of meals, lodging and travel, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses increased in 2003 mainly due to an increase of $0.4 million in concession duty, which is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.25% of gross revenues thereafter.

     Depreciation and amortization. Depreciation and amortization expenses in 2003 increased by $4.0 million from 2002, primarily as a result of additional capital improvements to our lines, new operating capacity, intermodal terminals and ongoing investments.

     Income on Transportation and Operating Ratio

     Our income on transportation decreased to $133.2 million in 2003 compared to $154.5 million in 2002, representing a decrease of approximately 13.8%, due to the factors described above. Our operating ratio increased to 80.9% for 2003 compared to 78.3% for 2002.

     Other Expenses

     Other(income) expense—net. Our other expenses—net increased by $15.0 million in 2003 compared to 2002 due to a one-time charge incurred in 2003 in connection with the VAT lawsuit. This increase was partially offset by the gain resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to $2.4 million.

     Interest expense—net. Interest expense—net for 2003 was $111.1 million compared to $96.7 million in 2002. Our interest expense—net increased in 2003 over 2002 because 2003 included a full year of interest expense on our 12.50% Senior Notes due 2012, or 2012 Senior Notes, issued in June 2002.

     Exchange loss—net. We recorded a net foreign exchange loss of $13.7 million in 2003 and a net foreign exchange loss of $17.5 million in 2002. We have exposure to fluctuations in the value of the Peso relative to the Dollar because our Peso accounts receivable are greater than our Peso accounts payable. In 2003 and 2002, the Dollar appreciated 7.4% and 13.9%, respectively, relative to the Peso.

     Net income tax expense. Our net income tax expenses were $34.1 million for 2003 compared to $32.0 million for 2002. The $2.1 million decrease in the income tax expense was mainly due to the effects of inflation on depreciation and amortization of $19.1 million as well as the effects of inflation on the tax loss carryforward of $22.1 million. This decrease of $59.8 million in the income tax expense was partially offset by the increase in the permanent differences related to inflationary components, the change in the income tax rate from 34% to 32%, and other effects.

     Results of Operations of Grupo TFM for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

     The minority interest increased to a loss of $12.2 million in 2003 from a loss of $2.3 million in 2002. This increase was driven by: (i) one-time expenses in connection with the VAT lawsuit in 2003, (ii) an increase in our interest expenses in 2003 (which included a full year of interest expense on TFM’s 2012 senior notes issued on June 13, 2002) compared to 2002 and (iii) an increase in deferred income tax expenses recorded in 2003 compared to 2002 as a result of the depreciation of the Peso against the Dollar in our fixed assets and the reduction of working capital provisions. The minority interest component of the consolidated statement of results of operations reflects the 20.0% share of TFM held by the Mexican government. The minority interest decreased to a loss of $2.3 million in 2002 from a gain of $20.4 million in 2001. This decrease was driven by the reduction in deferred income tax benefits recorded in 2002 compared to 2001.

     See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Mexico—Governmental policies and economic developments in Mexico and elsewhere may adversely affect our financial condition” “—Currency fluctuations may adversely affect our financial condition” and “—Inflation and interest rates may adversely affect our financial condition,” for a discussion regarding the impact of Mexican governmental policies, inflation and foreign currency fluctuations on our business.

B.          LIQUIDITY AND CAPITAL RESOURCES

     Our business is capital intensive and requires ongoing substantial expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment and maintenance of our rail system. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. The discussion below of our cash flow includes the contribution from Mexrail through August 2004, when we sold a 51% interest in Mexrail and a related call option to KCS. Our principal sources of liquidity consist of existing cash balances, cash flows from operations, vendor financing and debt financing.

Cash Flows From Operating Activities

     We generated positive cash flows from operating activities of $85.7 million in 2004, $99.7 million in 2003 and $125.3 million in 2002. The decrease in cash flows in 2004 from 2003 resulted from an increase in net income which was more than offset by a decrease in deferred taxes and changes in current assets and liabilities. The decrease in cash flows in 2003 from 2002 resulted from a decrease in net income, primarily from legal expenses associated with our VAT refund claim.

     The following table summarizes cash flows from operating activities for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	(In thousands)
Net (loss) income for the period	$(11,350)	$(61,044)	$25,346
Depreciation and amortization	81,401	85,403	87,225
Amortization of discount on 2009 Debentures(1)	23,158	370	47
Deferred income tax expense (benefit)	32,033	34,107	(15,279)
Minority interest	(84)	(383)	(469)
Loss on sale of property, machinery and equipment—net	6,897	2,909	3,704
Gain on sale of 51% of Mexrail and related call option	—	—	7,355
Changes in current assets and liabilities	(6,805)	38,302	(22,236)

Net operating cash flows	$125,250	$99,664	$85,693

(1)	Includes amortization of discount on senior discount debentures and commercial paper.

Cash Flows from Investing Activities

     Net cash used in investing activities was $13.6 million in 2004. On August 16, 2004, we sold shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. This amount was reduced by the income tax and legal expenses.

     Net cash used in investing activities was $70.7 million in 2003, which consisted principally of capital expenditures as described under “— Capital Expenditures and Divestitures.” We made capital expenditures in an aggregate amount of $73.1 million in 2003, consisting mainly of improvements to our rail line. In addition, $18.4 million of our capital expenditures in 2003 consisted of upgrades of our locomotives and freight cars.

     Net cash used in investing activities was $295.3 million in 2002. We made capital expenditures in an aggregate amount of $89.4 million in 2002, consisting mainly of improvements to our rail lines, additions to operating capacity, construction of intermodal terminals and ongoing investments. On March 27, 2002, we acquired 100.0% of the outstanding shares of Mexrail, together with Tex-Mex and the northern portion of the international rail bridge at Nuevo Laredo-Laredo, for an aggregate purchase price of $64.0 million. The purchase price was paid by crediting to TFM an account receivable of $20.0 million due from Grupo TMM, with the remaining balance of $44.0 million being paid by TFM in cash.

     On July 29, 2002, we acquired the 24.6% interest in Grupo TFM owned by the Mexican government for an aggregate purchase price of $256.1 million. The $256.1 million purchase price for these shares was financed with (1) the net proceeds from the sale of the 2012 Senior Notes and (2) $85.2 million (based on the applicable Peso-Dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our transfer of a redundant portion of our track to the Mexican government, together with cash from our operations.

Cash Flows from Financing Activities

     For the year ended December 31, 2004, cash used in financing activities amounted to $61.5 million mainly as a result of the repayment of $10.0 million in outstanding principal amount under our commercial paper program and principal payments of $71.1 million on our term loan facility.

     For the year ended December 31, 2003, cash used in financing activities amounted to $55.6 million mainly as a result of the repayment of $37.0 million in outstanding principal amount under our commercial paper program and principal payments of $18.3 million on our term loan facility.

     For the year ended December 31, 2002, cash provided by financing activities amounted to $159.7 million (net) mainly as a result of the issuance of our $180.0 million 2012 Senior Notes and the refinancing of our $310.0 million commercial paper program with our $128.0 million term loan facility and $122.0 million commercial paper program. Our commercial paper program was backed by an irrevocable letter of credit issued by Standard Chartered Bank, New York Branch.

     The net proceeds from the issuance of our 2012 Senior Notes was $152.4 million (net of discounts, expenses and the cash fee paid to consenting holders of the 10.25% Senior Notes due 2007, or 2007 Senior Notes, and 2009 Debentures in our 2002 consent solicitation). We used the net proceeds to finance a portion of the aggregate purchase price of the 24.6% interest in Grupo TFM, which was $256.1 million.

     We believe that cash flow from operations, existing cash balances and vendor financing will be sufficient to provide for our liquidity needs for the foreseeable future.

Contractual Obligations

     The following table outlines our future obligations for payments under our indebtedness (including capital leases), purchase obligations, operating leases and other obligations for the periods indicated using balances as of December 31, 2004 (in thousands of U.S. Dollars).

	Less than 1	1-3	3-5	More than 5
Indebtedness(1)	Year	Years	Years	Years	Total
2012 Senior Notes	$23,659	$47,319	$47,319	$239,148	$357,445
2009 Debentures	54,796	109,593	525,694	—	690,083
2007 Senior Notes	16,167	174,251	—	—	190,418
Term loan facility(2)	72,251	69,138	—	—	141,389
Capital leases	298	596	596	69	1,559

Total indebtedness	$167,171	$400,897	$573,609	$239,217	$1,380,894

	Less than 1	1-3	3-5	More than 5
Operating leases(3)	Year	Years	Years	Years	Total
Locomotive operating leases	$29,095	$58,190	$58,230	$285,943	$431,458
Railcar operating leases	33,871	58,393	41,402	60,107	193,773

Total operating leases	$62,966	$116,583	$99,632	$346,050	$625,231

	Less than 1	1-3	3-5	More than 5
Purchase obligations	Year	Years	Years	Years	Total
Locomotive maintenance agreement	$44,976	$89,952	$89,952	$196,009	$420,889
Track maintenance and rehabilitation agreement	9,996	11,629	11,012	14,413	47,050

Total purchase obligations	$54,972	$101,581	$100,964	$210,422	$467,939

(1)	These amounts include principal and interest payments and withholding tax where applicable.

(2)	On June 24, 2004, we entered into an amendment to our credit agreement in order to refinance the commercial paper program. See “—Amendment to TFM’s Credit Agreement and Refinancing of TFM’s Commercial Paper Program.”

(3)	These amounts include the minimum lease payments.

     The amounts of our obligations under the fuel purchase agreement are not included in the table, as such amounts are based on the market price of fuel. The market price of fuel as of December 31, 2004 was $389.72 per cubic meter.

     In addition to the contractual obligations set forth above, under the terms of our concession, we are required to pay the Mexican government a concession duty equal to 0.5% of our gross revenues during the first fifteen years of the concession period, and 1.25% of such revenues during the remainder of the period. For the years ended December 31, 2002, 2003 and 2004, the concession duty expense amounted to $3.3 million, $3.6 million and $3.4 million, respectively, which was recorded as an operating expense.

     Following is a discussion of the terms of the contractual obligations outlined above.

     12.50% Senior Notes due 2012

     We issued $180.0 million principal amount of 12.50% Senior Notes due 2012, or the 2012 Senior Notes, in June 2002. The 2012 Senior Notes are denominated in Dollars, bear interest semiannually at a fixed rate of 12.50% and mature on June 15, 2012.

     The 2012 Senior Notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2012 Senior Notes are redeemable at any time in the event of certain changes in Mexican tax law and at our option, in whole or in part, on or after June 15, 2007, subject to certain limitations, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

Redemption
Year	price
2007	106.250%
2008	104.167%
2009	102.083%
2010 and thereafter	100.000%

     11.75% Senior Discount Debentures due 2009

     We issued $443.5 million principal amount of 11.75% Senior Discount Debentures due 2009, or the 2009 Debentures, in June 1997 at a substantial discount from their principal amount. The 2009 Debentures are denominated in Dollars and no interest accrued on the 2009 Debentures prior to June 15, 2002.

     On April 1, 2005, we commenced a cash tender offer and a concurrent consent solicitation for any and all of our outstanding 2009 Debentures. On April 20, 2005, we accepted for purchase tenders equal to approximately $386.0 million principal amount of the 2009 Debentures. The tender offer expired on April 28, 2005. Concurrently with the tender offer, we solicited consents for amendments to the indenture under which the 2009 Debentures were issued. The consent solicitation expired on April 14, 2005. We received the requisite consents to amend the indenture for the 2009 Debentures and thereby eliminated substantially all of the restrictive covenants included therein and reduced the minimum prior notice period with respect to a redemption date for outstanding 2009 Debentures from 30 days to 3 days. We called for redemption the outstanding 2009 Debentures that were not tendered in the tender offer and on April 29, 2005, paid an aggregate of $59,970,989.47, including principal and interest, to the holders of such 2009 Debentures. The 2009 Debentures were unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM. There are currently no 2009 Debentures outstanding.

     10.25% Senior Notes due 2007

     We issued $150.0 million principal amount of 10.25% Senior Notes due 2007, or the 2007 Senior Notes, in June 1997. The 2007 Senior Notes are denominated in Dollars, bear interest semiannually at a fixed rate of 10.25% and mature on June 15, 2007. The 2007 Senior Notes are not redeemable at our option except, subject to certain limitations, in the event of certain changes in Mexican tax law.

     The 2007 Senior Notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The 2007 Senior Notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

     9 3/8% Senior Notes due 2012

     TFM issued $460.0 million principal amount of 9 3/8% Senior Notes due 2012, or the 9 3/8% Notes, in April 2005. The 9 3/8% Notes are denominated in Dollars, bear interest semiannually at a fixed rate of 9 3/8% and mature on May 1, 2012. The 9 3/8% Notes are redeemable, at TFM’s option, in whole at any time or in part from time to time, on and after May 1, 2009, upon not less than 30 nor more than 60 days’ notice. Subject to certain conditions, up to 35% of the principal amount of the 9 3/8% Notes are redeemable prior to May 1, 2008. In addition, the 9 3/8% Notes are redeemable, in whole but not in part, at TFM’s option at 100% of their principal amount, together with accrued interest, in the event of certain changes in the Mexican withholding tax rate.

     The 9 3/8% Notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior to all of its subordinated debt. The 9 3/8% Notes effectively rank junior to all of TFM’s secured indebtedness to the extent of the value of the assets securing such indebtedness. The 9 3/8% Notes are not guaranteed by any of TFM’s subsidiaries and are therefore effectively subordinated to all liabilities of TFM’s subsidiaries. The 9 3/8% Notes are not guaranteed by Grupo TFM.

     The 9 3/8% Notes are not included in the table of contractual obligations above which includes obligations as of December 31, 2004.

     In connection with the 9 3/8% Notes, on April 19, 2005, TFM entered into a registration rights agreement with the placement agents engaged in the offering of the 9 3/8% Notes, or the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, TFM agreed, for the benefit of the holders of the 9 3/8% Notes, at the cost to TFM, to use its reasonable best efforts to:

(i)	file a registration statement with respect to a registered offer to exchange the 9 3/8% Notes for new exchange notes having terms identical in all material respects to the 9 3/8% Notes (except that the exchange notes will not contain transfer restrictions); and

(ii)	complete the registered exchange offer within 270 days after the closing date of the offering of the 9 3/8% Notes of April 19, 2005.

     Promptly after the exchange registration statement has been declared effective, TFM will commence the registered exchange offer.

     Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the 9 3/8% Notes surrendered in exchange therefor or, if no interest has been paid on such 9 3/8% Note, from the date of its original issue. Under certain circumstances, TFM would be required to file a shelf registration statement covering resales of the 9 3/8% Notes. If TFM does not complete the registered exchange offer or any required shelf registration statement is not declared effective, as required by the Registration Rights Agreement, additional interest will accrue on the 9 3/8% Notes and exchange notes until such registration defaults have been cured.

     The above description of the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Registration Rights Agreement

     Capital leases

     We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreement at a specified price.

     Operating leases

     Locomotive operating leases

     In April 1998 and September 1999, we entered into two locomotive operating lease agreements. Each operating lease covers 75 state-of-the-art and fuel efficient locomotives and expires at various times over the next 17 and 18 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

     Railcar operating leases

     We lease certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 3 to 15 years.

     Locomotive maintenance agreements

     We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the U.S. Federal Railroad Administration (allowing our locomotives to operate in the United States through interchanges with U.S. railroads). Our locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

     Track maintenance and rehabilitation agreement

     In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom Transporte, S.A. de C.V. which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of our Celaya Lázaro Cárdenas line, which extends approximately 350 miles. The agreement contains standard provisions for this type of operating agreement.

Amendment to TFM’s Credit Agreement and Refinancing of TFM’s Commercial Paper Program

     On June 24, 2004, we concluded the negotiations with our lenders to amend our credit agreement and refinance our commercial paper program and term loan facility. Our commercial paper program consisted of a two-year facility in the amount of $122 million. Under the amendment, both facilities were consolidated under a single term loan facility maturing on September 17, 2006 as set forth in our amended and restated

credit agreement. Amounts outstanding under the term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.

     The term loan facility is a two-year loan in the amount of $186.4 million ($162.6 million in U.S. Dollars and Ps. 23.8 million). The Dollar loan and the Peso loan are payable in consecutive semi-annual installments which began in September 2004 and will end in September 2006. The Dollar loan bears interest at the London Interbank Offered Rate, or LIBOR, plus an applicable margin, and the Peso loan bears interest at the 28 day Tasa de Interés Interbancaria de Equilibrio, or TIIE, rate plus an applicable margin. The obligations of the term loan facility rank at least pari passu with our other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2004 was 4.05% for the Dollar portion due 2005 and 4.69% for the Dollar portion due 2006, and 10.0% for the Peso portion due 2005 and 10.59% for the Peso portion due 2006. Interest expense related to the term loan facility amounted to $4.3 million for the year ended December 31, 2004. We are required to prepay the loan using excess cash flow or, if we receive certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Share Purchase Agreement dated January 31, 1997 between Grupo TFM, Grupo TMM, KCS and the Mexican government, which was subsequently amended on June 9, 1997, or the TFM Share Purchase Agreement, under which the Mexican government was granted put rights with respect to the remaining 20% of our capital stock held by the Mexican government.

     As of December 31, 2004, there was $133.7 million outstanding under our term loan facility. We anticipate replacing the current term loan facility in 2005 with a new facility, which may be a secured facility, to improve our financial flexibility through reduced amortization and more flexible terms and conditions.

     Waiver and Amendment to Credit Agreement

     As of April 18, 2005, TFM entered into the Waiver and Amendment. The Waiver and Amendment allowed TFM to issue the 9 3/8% Notes in a principal amount in excess of the principal amount of 2009 Debentures outstanding and to use the amount of proceeds from the private placement of the 9 3/8% Notes in excess of the principal amount of the 2009 Debentures outstanding to pay accrued and unpaid interest on the 2009 Debentures repurchased or redeemed, pay the fees of the underwriter associated with the issuance of the 9 /8% Notes and the tender offer for the 2009 Debentures, pay the premium related to the tender offer and to pay certain other expenses relating to the tender offer and the issuance of the 9 3/8% Notes. The Waiver and Amendment also amended the amended and restated credit agreement to allow TFM to borrow up to $25 million from KCS, on a fully subordinated basis.

     Fuel purchase agreement

     On December 19, 1997, we entered into a fuel purchase agreement with PEMEX, under which TFM has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party upon three months’ written notice.

Capital Expenditures

     We made capital expenditures of $41.1 million, representing 5.9% of our transportation revenues, in 2004, including $24.3 million for track improvements, including siding extensions and track equipment acquisition, and $7.9 million for upgrades of our locomotives and freight cars. In 2003, we made capital expenditures in the amount of $73.1 million representing 10.5% of our transportation revenues, including $48.7 million for improvements to our rail line and $18.4 million for locomotive and freight car upgrades. In 2002, we made capital expenditures in the amount of $89.4 million, representing 12.5% of our transportation revenues, including $35.8 million for the rehabilitation of our route between Mexico City and Lázaro Cárdenas, $5.3 million for the construction of the Sánchez freight yard, $6.6 million for the construction of the Monterrey Intermodal Terminal and $8.0 million for the construction of the Toluca Intermodal Terminal.

     Future capital expenditures include expenses we expect to incur for (i) the rehabilitation and improvement of our rail lines, (ii) extension of sidings located in main lines, (iii) the acquisition and improvement of track equipment, (iv) the modernization of our telecommunications network and (v) the overhaul of our locomotive fleet. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not applicable.

D.          TREND INFORMATION

     See “—Operating Results” and “—Liquidity and Capital Resources” above for a discussion of significant recent trends.

E.          OFF-BALANCE SHEET ARRANGEMENTS

     We currently do not have any off-balance sheet arrangements, other than operating leases, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.          TABULAR DISCLOSURE

     See “—Liquidity and Capital Resources — Contractual Obligations” for tabular disclosure regarding our contractual obligations.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          DIRECTORS AND SENIOR MANAGEMENT

     Board of Directors

     TFM’s estatutos sociales (by-laws), provide that TFM’s board of directors may consist of up to six directors and six alternates. TFM’s Class I and Class II shareholder (Grupo TFM) elects five directors and five alternate directors, and TFM’s Class III shareholder elects one director and its respective alternate director, which directorship is currently vacant. The Mexican government is TFM’s sole Class III shareholder. Its director serves only as long as the Mexican government retains its TFM shares. TFM’s board of directors is responsible for the management of TFM. The members of the board of directors are elected annually.

     Grupo TFM’s estatutos sociales (by-laws), provide that Grupo TFM’s board of directors may consist of up to five directors and five alternates. Grupo TFM’s Series A-I and Series A-II shareholder (KCS) elects four directors and four alternate directors, and Grupo TFM’s Series L shareholder elects one director and its respective alternate director. TFM is Grupo TFM’s sole Series L shareholder. Grupo TFM’s board of directors is responsible for the management of Grupo TFM. The members of the board of directors are elected annually.

The board of directors of Grupo TFM is identical to that of TFM.

     The current members of the board of directors of TFM and Grupo TFM and their principal occupations are as follows:

	Year of
Name	Appointment	Position Held	Age
Michael R. Haverty	1997	Chairman, President and Chief Executive	60
Arthur L. Shoener	2005	Officer of KCS Executive Vice President and Chief	58
James R. Jones	2001	Operating Officer of KCS Director of KCS	65
Robert B. Terry	2005	Senior Vice President and General Counsel	48
Lawrence M. Lawrence	2005	Assistant to the Chairman of KCS	42

     The alternate directors of TFM and Grupo TFM are Scott E. Arvidson, Robert M. Chapman, Jay M. Nadlman, Ronald G. Russ and Paul J. Weyandt.

     Michael R. Haverty. Mr. Haverty was elected as Director in 1997 and as Chairman of the Board of Directors in 2005. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

     Arthur L. Schoener. Mr. Schoener joined KCS in January 2005 as the Executive Vice President and Chief Operating Officer. Mr. Shoener also serves as the President and Chief Executive Officer of KCSR and Tex-Mex. Prior to joining KCS, Mr. Shoener established a transportation consulting firm with domestic and international clients and he served as executive vice president of operations for the Union Pacific Railroad Company from 1991 through 1997.

     James R. Jones. Mr. Jones was elected in 2001. Mr. Jones has been a Director of KCS since 1997. He is Special Counsel to the firm of Manatt, Phelps & Phillips. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Mr. Jones served as a member of the U.S. Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon B. Johnson. Mr. Jones is also a director of Anheuser-Busch and Grupo Modelo, S.A. de C.V.

     Robert B. Terry. Mr. Terry joined KCS as Senior Vice President and General Counsel in 2004 from Farmland Industries, Inc., where he held a variety of senior executive positions from 1989 to 2004, including president and chief executive officer from 2002 to 2004 and executive vice president, general counsel and corporate secretary from 2000 to 2002.

     Lawrence M. Lawrence. As Assistant to the Chairman of KCS, Mr. Lawrence has been special advisor to KCS’s management in the acquisition of Grupo TFM. Before joining KCS in 2001, Mr. Lawrence was a business and strategy consultant for 15 years, primarily at McKinsey & Co. and KPMG.

     On April 1, 2005, the holder of the Class I and II shares in TFM, and the Series A and L shares in Grupo TFM, elected the directors of TFM, and Grupo TFM, respectively, for a term ending on April 1, 2006. Under Mexican law, they will remain in place until new directors are elected at a subsequent shareholders’ meeting.

     On April 1, 2005, José Serrano Segovia, Gerald K. Davies, Javier Segovia Serrano and Ramón Serrano Segovia were removed from the board of directors of both TFM and Grupo TFM, Horacio Reyes Guzmán was removed from the board of TFM and Jacinto Marina Cortés was removed from the board of Grupo TFM. The directors were replaced, on April 1, 2005, by Arthur L. Shoener, Robert B. Terry and Lawrence M. Lawrence.

     Officers

     TFM

     The officers of TFM serve at the discretion of the company’s board of directors. The executive officers of TFM and their titles are as follows:

	Year of
Name	Appointment	Position Held	Age
Michael R. Haverty	2005	Chairman of the Board of Directors	60
Francisco Javier Rión	2005	Chief Executive Officer	50
Paul J. Weyandt	2005	Interim Chief Financial Officer	52
Manuel V. Zulaica	2000	Senior Vice President-Operations	38
Victor Manuel Huacuja Leyzaola	2005	Director of Human Resources	37
Jesús Manuel Meza Quijada	2005	Director of Labor Relations	51
Marcoflavio Rigada Soto	2003	General Counsel	32
Guillermo Gutiérrez Muro	1998	Internal Audit Director	69
Cesar Polack Belaunde	2003	Chief Engineer	50
Carlos Aguilar	1997	Administrative Director (Controller)	55
Scott E. Arvidson	2005	Director of Information Technology and Telecommunications	45
Francisco J. Fernández Galeazzi	2004	Procurement Director	46
Federico Díaz Page	2005	Special Project and Joint Operations Director	49
Frank P. Hernández Pantoja	1997	Chief Transportation Officer	54
Jorge Manuel Márquez Abreu	2005	Customer Service, Fleet Distribution and Strategic Analysis Director	33
Carlos Ignacio Porragas González	2005	Sales and Marketing Director	38
James Kniestedt	2002	Vice President—Security and Railroad Police	41

     Michael R. Haverty, Chairman of the Board of Directors. Mr. Haverty was elected as Chairman of our Board of Directors in 2005. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

     Francisco Javier Rión, Chief Executive Officer. On July 5, 2005, Francisco Javier Rión joined TFM as Chief Executive Officer of each company. Mr. Rión replaced Vicente Corta Fernández, a partner at the law firm of White & Case, S.C. in Mexico City, who had served as interim Chief Executive Officer since replacing Mario Mohar Ponce on April 1, 2005. Mr. Rión joins TFM from Bombardier Transportation, where he had served as president of its London-based Rail Control Solutions Division since May 2001. From July 1995 to April 2001, Mr. Rión served as Bombardier’s president and managing director in Mexico City. From July 1991 to 1995, he was general director of Dina Autobuses/ConsorcioG-Grupo Dina in Mexico City. From 1976 to 1991, Mr. Rión held a number of operations, manufacturing and engineering management positions with Ford Motor Company, S.A. de C.V. Mr. Rión was also a member of the North American

Advisory Committee of the Mexican Investment Board from 1997 through 2000. Mr. Rión holds an industrial engineering degree from the Universidad La Salle in Mexico and has postgraduate studies in Finance at the University of Michigan and in Business Administration at the Instituto Panamericano de Alta Dirección de Empresa.

     Paul J. Weyandt, Interim Chief Financial Officer. Mr. Weyandt has served as Senior Vice President—Finance and Treasurer of KCS and of KCSR since May 2005. From September 2001 until May 2005 he served as Vice President and Treasurer of KCS and of KCSR. Before joining KCS, Mr. Weyandt was a consultant to the Structured Finance Group of GE Capital Corporation from May 2001 to September 2001. Prior to consulting, Mr. Weyandt spent 23 years with the BNSF Railway Company, most recently as Assistant Vice President—Finance and Assistant Treasurer. On April 1, 2005, Mr. Weyandt replaced our prior Chief Financial Officer, Jacinto Marina Cortés, as Interim Chief Financial Officer pending the hiring of a permanent replacement.

     Manuel V. Zulaica, Senior Vice President-Operations. Mr. Zulaica joined us in February 2002 as our Chief Transportation Officer and since September 2003 has served as Senior Vice President-Operations. Before he joined us, Mr. Zulaica served as the General Manager of Tex-Mex from May 2000 to February 2002. Mr. Zulaica has over 14 years of experience in the railroad industry, having worked in various positions in the U.S., Canada and Mexico for the Canadian Pacific Railroad.

     Victor M. Huacuja, Director of Human Resources. Mr. Huacuja joined us in January 1998. Mr. Huacuja has 13 years of experience in organizational development and human resources having served in various positions in Mexico for Celanese Mexicana, S.A. de C.V., Kimberly-Clark de México, S.A. de C.V. and PROSA.

     Jesús M. Meza, Director of Labor Relations. Mr. Meza joined us in September 1997. Mr. Meza has more than 30 years of experience in administration, human resources and labor relations in a variety of different companies and positions.

     Marcoflavio Rigada Soto, General Counsel. Mr. Rigada rejoined TFM in October 2002 and became our General Counsel in June 2003. Mr. Rigada has 12 years of legal experience, having served in various positions in Mexico both in the public and private sectors. He has worked at the Ministry of Transportation, Goodrich Riquelme and Associates, a corporate law firm, and TFM, as corporate and litigation manager. Before rejoining TFM, Mr. Rigada was at the Mexican Mission to the World Trade Organization in Geneva, Switzerland, handling negotiations and litigation within the areas of trade in services, foreign investment, environment and e-commerce, among others.

     Guillermo Gutiérrez Muro, Internal Audit Director. Mr. Gutiérrez joined us in February 1998 as our Internal Audit Director. Mr. Gutiérrez has over 38 years of experience in finance, having served in various positions for the IBM Corporation for 17 years. Mr. Gutiérrez served in various top management finance positions for IBM in Mexico City and at IBM’s headquarters in the U.S. He also worked eight years for Citibank, where he served as Vice President for Financial Control for the Panamex Region in Mexico City and as Vice President for Financial Control for the Latin America Investment Bank in New York.

     Cesar Polack Belaunde, Chief Engineer. Mr. Polack joined us in April 2003 as our Chief Engineer. Mr. Polack has 24 years of experience in the construction industry, having participated in the engineering and construction of power plants, mining and infrastructure projects and chemical plants in Mexico, Colombia, Ecuador, Peru and Chile. From 1997 through 2002, Mr. Polack worked with the Bechtel Group (USA), participating in infrastructure, power and mining projects in Chile, Peru, Colombia, Mexico and the U.S. From 1981 through 1996, Mr. Polack worked with Bufete Industrial, S.A., participating in power and industrial projects in Mexico, Ecuador and Chile.

     Carlos Aguilar, Administrative Director (Controller). Mr. Aguilar joined us in March 1997. From 1993 to March 1997, Mr. Aguilar served as Corporate Controller for Grupo TMM. From 1990 to 1993, Mr. Aguilar served as Administrative Director of Tecomar, S.A. de C.V., a Mexican shipping company, now owned by Grupo TMM. In addition, Mr. Aguilar served as Controller for more than 10 years at Hules Mexicanos, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

     Scott E. Arvidson, Director of Information Technology and Telecommunications. Mr. Arvidson joined us on April, 2005 as Director of Information Technology and Telecommunications. From 1990 to 2005, Mr. Arvidson was employed at KCS where he served in various management positions within the Information Technology and Business Solutions area and since January 2000 as Vice President and Chief Information Officer.

     Francisco J. Fernández Galeazzi, Procurement Director. Mr. Fernández joined us in March 2004 as our Procurement Director. Mr. Fernández has over 19 years experience in procurement, customer service and sales in the textile industry, telecommunications, leasing and railroad services industries. Prior to joining us, he worked at DLG Industrias and Servicios Ferroviarios de Norteamérica, where he was Procurement and Marketing Director.

     Federico Díaz Page, Special Project and Joint Operations Director. Mr. Díaz joined us in July 1997 as Chief Transportation Officer and became our Special Project and Joint Operations Director in May 2005. Mr. Díaz has 12 years of experience in the field, having served in various positions in Mexico for Ford Motor Company, International Consultants, S.A. and Engineering Developments, S.A. in the design and procurement areas.

     Frank P. Hernández, Chief Transportation Officer. Mr. Hernández joined us in September 1997 as General Superintendent of Safety and Rules. Mr. Hernández has over 30 years of experience in the railroad industry. Prior to joining us, he worked for BNSF Railway Company, holding a number of high level management positions in operations. Mr. Hernández also serves as our designated technical expert and represents us before various Mexican regulatory agencies as well as U.S. Federal Railroad Administration and AAR technical committees in the U.S.

     Jorge Manuel Márquez Abreu, Customer Service, Fleet Distribution and Strategic Analysis Director. Mr. Márquez joined us in May 2002 as our Planning and Marketing Director and became our Customer Service, Fleet Distribution and Strategic Analysis Director in June 2005. Prior to joining us Mr. Márquez was Director of Operations of Grupo Telefónica in Mexico for two years, where he headed the initiative for logistics and transportation technology tools. Prior to working at Grupo Telefónica, Mr. Márquez was Deputy Director of Operative Evaluation at Grupo TMM for four years.

     Carlos Ignacio Porragas González, Sales and Marketing Director. Mr. Porragas joined us in July 2001 and has been our Sales and Marketing Director since June 2005. Mr. Porragas has more than 11 years of experience in the areas of strategic planning, marketing, commercialization, operations and investments. Prior to joining us, Mr. Porragas was Investment Director for Baring Private Equity Partners, a private equity fund sponsored by the ING Group. Mr. Porragas also served as both a marketing manager and a commercial manager at Monsanto Company.

     James Kniestedt, Vice President — Security and Railroad Police. Mr. Kniestedt joined us in his current position in September 2002. Mr. Kniestedt has more than 20 years of security experience. He has served as director of security for various Mexican companies, including GRUMA, S.A. de C.V. and Cydsa Corporativo, S.A. de C.V. Prior to holding these positions, Mr. Kniestedt served in Special Operations of the U.S. government.

     Grupo TFM

     The officers of Grupo TFM serve at the discretion of the company’s board of directors. The executive officers of Grupo TFM and their titles are as follows:

	Year of
Name	Appointment	Position Held	Age
Michael R. Haverty	2005	Chairman of the Board of Directors	60
Francisco Javier Rión	2005	Chief Executive Officer	50
Paul J. Weyandt	2005	Interim Chief Financial Officer	52
Marcoflavio Rigada Soto	2003	General Counsel	32

Please see the information set forth above under “—TFM” with respect to each of the officers listed in this table. Each such officer began his service with Grupo TFM simultaneously with the beginning of his service on behalf of TFM.

B.          COMPENSATION

     For the year ended December 31, 2004, the aggregate compensation, including salary and fringe benefits, we paid to our directors, alternate directors and executive officers for services in all capacities was approximately $5.0 million.

     We have established an annual bonus compensation program for our top management, based on our performance results and the contribution of each individual participant. The aggregate compensation disclosed above for 2004 includes all bonuses paid under the program in 2004.

     None of our executive officers or directors directly owns any shares of TFM, and no arrangement exists between us and our employees that involve the issue or grant of options or shares or securities of TFM.

Pension, Retirement or Similar Benefits

     Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. Beginning in 2002, we recognized seniority premiums based on actuarial computations. As of December 31, 2003 and 2004, we had accrued $0.85 million and $1.0 million, respectively, to provide seniority premiums. Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with Mexican federal law, are charged to the statement of income in the year in which they become payable. See Note 2 to our financial statements.

C.          BOARD PRACTICES

     See “—Directors and Senior Management” above. None of the directors of TFM or Grupo TFM has any type of arrangement with either TFM or Grupo TFM whereby such director would receive benefits upon termination of employment.

Audit Committee

     We are not required to have an audit committee nor an “audit committee financial expert” because none of our securities are listed on a securities exchange or otherwise quoted in the United States. Nonetheless, after the acquisition by KCS of the controlling interest in TFM, TFM formed an audit committee composed of Lawrence M. Lawrence, Ronald G. Russ (alternate director of the board of directors of TFM) and Robert B. Terry.

     Grupo TFM does not have a formal audit committee. Guillermo Gutiérrez Muro, the Internal Audit Director of Grupo TFM, reports auditing matters directly to Grupo TFM’s board of directors.

Remuneration Committee

     Neither TFM nor Grupo TFM has a remuneration committee.

D.          EMPLOYEES

     Effective in July 2003, our labor agreement covering 71% of our workforce was renewed for a two-year term ending in 2005. Under Mexican law, the compensation terms of that labor agreement are subject to renegotiation on an annual basis. All other terms of the labor agreement are to be renegotiated every two years. The labor agreement establishes a labor regime under which we have significantly increased operating flexibility as compared with that of our predecessor, FNM, thereby allowing us to compete effectively with other rail carriers and the trucking sector and to react to changing economic and market conditions. In addition to the labor agreement, our relationship with our employees is regulated by the Ley Federal del Trabajo (the Federal Labor Law).

     We believe that the labor agreement provides us with operating flexibility comparable to that enjoyed by most major U.S. railroads. The labor agreement affords us flexibility with respect to the implementation of our business strategy by allowing us:

•	to select and promote workers based on their qualifications and performance;

•	to allocate workers as needed; and

•	to reward workers based on merit.

     We reduced the number of our full-time employees from 3,508 at the end of 1998 to 3,371 at the end of 2002. As of December 31, 2003, we had 3,392 full-time employees and as of December 31, 2004, we had 3,399 full-time employees of which 2,399 were union members. We believe that streamlining our labor force has helped us to contain our costs and increase revenues without adversely affecting operations. We hired most of our workers from among the former employees of FNM. There have been no work stoppages and we believe that we have good relationships with our employees and the unions to which some of our employees belong.

E.          SHARE OWNERSHIP

     None of the executive officers or directors of TFM or Grupo TFM directly owns any shares of TFM or Grupo TFM, and no arrangement exists between TFM or Grupo TFM and its employees that involves the issue or grant of options or shares or securities of TFM or Grupo TFM.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          MAJOR SHAREHOLDERS

TFM

     As a result of the acquisition by KCS of Grupo TMM’s shares in Grupo TFM, KCS has a controlling interest in Grupo TFM, consisting of 75.4% of the outstanding shares (100% of the shares of Grupo TFM entitled to full voting rights). By virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM.

     The following table sets forth information, as of June 30, 2005, with respect to the ownership of our outstanding Series A Shares, without par value, and our outstanding Series B Shares, without par value. The Series A Shares can be held only by individuals or companies of Mexican nationality, or by foreigners expressly authorized by the National Commission of Foreign Investments to hold such shares. The Series B Shares can be held by individuals or companies of Mexican and non-Mexican nationality. The Series A Shares and the Series B Shares are subdivided into Classes I, II and III. At all times, Class I Series A Shares and Class I Series B Shares must represent 51.0% of our capital, Class II Series A Shares and Class II Series B Shares must represent 29.0% of our capital, and Class III Series L Shares must represent 20.0% of our capital.

	Series A Shares		Series B Shares		Total
Shareholder	Shares	Percent	Shares	Percent	Shares	Percent
Grupo TFM (Class I)	359,975,150	51.0%	345,858,478	51.0%	705,833,628	51.0%
Grupo TFM (Class II)	204,691,752	29.0	196,664,624	29.0	401,356,376	29.0
Mexican Government (Class III)	141,166,725	20.0	135,630,776	20.0	276,797,501	20.0

Total	705,833,627	100.0%	678,153,878	100.0%	1,383,987,505	100.0%

     The Mexican government retained its 20% interest in TFM in connection with the privatization of our rail lines in 1997, and pursuant to the TFM Share Purchase Agreement, the Mexican government has the right, subject to certain conditions, to require Grupo TFM to purchase such interest at the original Peso purchase price per share paid by Grupo TFM for its 80.0% interest in TFM, indexed to account for Mexican inflation. If Grupo TFM does not purchase the Mexican government’s interest, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at this price and release Grupo TFM from its obligation. Under the terms of the Amended and Restated Acquisition Agreement, KCS has agreed to indemnify Grupo TMM for its obligation to purchase the Mexican government’s interest. The price of the Mexican government’s interest, as indexed for Mexican inflation, was approximately 1,570.3 million UDIs as of October 31, 2003, which as of December 31, 2004 represented $498.3 million. On November 3, 2003, the Ministry of Transportation notified Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the TFM Share Purchase Agreement and that all procedures required to execute the sale of the Mexican government’s TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation’s communications with respect to the Mexican government’s put rights. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Disputes with Mexican Government—Other Litigation—Miscellaneous Legal Proceedings—Grupo TFM’s Dispute with Mexican Government’s Put Rights.”

     The Class I and Class II Series A Shares and the Class I and Class II Series B Shares are entitled to elect five of TFM’s six directors, and their corresponding alternate directors. The Class III Series A Shares and Class III Series B Shares are entitled to elect one of TFM’s six directors, and his or her alternate director. The voting rights attached to the Class III Shares are limited to the following matters:

•	extension of TFM’s corporate life;

•	anticipated dissolution of TFM;

•	change in TFM’s corporate purpose;

•	change in TFM’s nationality;

•	change in the form of entity of TFM;

•	merger or spin-off of TFM;

•	granting of any guaranty for obligations of third parties not made in TFM’s ordinary course of business;

•	extension of credit to third parties not made in TFM’s ordinary course of business;

•	acquisitions not in furtherance of TFM’s corporate purpose and not made in TFM’s ordinary course of business for an amount exceeding $1.0 million;

•	cancellation or call by TFM of any series or subseries of shares where the Class III shareholders have any interest;

•	cancellation of the registration of the shares issued by TFM with the Special Section of the National Registry of Securities and Intermediaries maintained by Mexico’s National Banking and Securities Commission or any other stock exchange where Class III shares are registered; and

•	election of the director of TFM appointed by holders of the Class III shares.

     Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon holders any right to preferred dividends.

Grupo TFM

     The following table sets forth information, as of June 30, 2005, with respect to the ownership of Grupo TFM’s Series A Shares, without par value, and Grupo TFM’s Series L Shares, without par value:

	Series A Shares		Series L Shares
Shareholder	Shares	Percent	Shares	Percent
Kara Sub, Inc.*	10,797,474	25%	—	—
KCS Investment I, Ltd.*	10,797,474	25%	—	—
Caymex Transportation, Inc.*	450,499	1%	—	—
Nafta Rail S.A. de C.V.*	21,180,920	49.0%	—	—
TFM	—	—	14,124,435	100.0%

Total	43,226,367	100.0%	14,124,435	100.0%

*	Entities controlled by KCS.

     On April 20, 2003, Grupo TMM and KCS entered into the Acquisition Agreement, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM to KCS. KCS and Grupo TMM have been in dispute over certain actions taken subsequent to the Acquisition Agreement.

     On December 15, 2004, KCS and Grupo TMM entered into the Amended and Restated Acquisition Agreement whereby Grupo TMM would sell its 51.0% voting interest in Grupo TFM to KCS for $200 million in cash, 18 million shares of KCS common stock, a $47 million two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT claim and the Mexican government’s put right against Grupo TFM. The $47 million promissory note and a portion of the $110 million contingent payment are subject to certain escrow arrangements to cover potential indemnification claims.

     On April 1, 2005, KCS and Grupo TMM completed the transaction and as a result, KCS has a controlling interest in Grupo TFM and, by virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. Grupo TMM holds approximately 22% of the outstanding shares of KCS common stock.

     The Grupo TFM Series A Shares are entitled to elect four of Grupo TFM’s five directors, and their corresponding alternate directors. The Grupo TFM Series A Shares can be held only by individuals or companies of Mexican or non-Mexican nationality. The Series A Shares may not be held by foreign governments or foreign states.

     The Grupo TFM Series L Shares are entitled to elect one of Grupo TFM’s five directors, and their corresponding alternate directors. Grupo TFM Series L Shares do not confer upon holders any right to preferred dividends. Pursuant to the by-laws of Grupo TFM, the voting rights attached to the Grupo TFM Series L Shares shall be limited to the following matters:

•	extension of the corporate life of Grupo TFM;

•	anticipated dissolution of Grupo TFM;

•	change in Grupo TFM’s corporate purpose;

•	change in Grupo TFM’s nationality;

•	change in the form of entity of Grupo TFM;

•	merger or spin-off of Grupo TFM; and

•	cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L shares are registered.

Except as described above, holders of Grupo TFM’s Series L Shares have no voting rights.

     In addition, Grupo TFM’s by-laws authorize the issuance of Grupo TFM Series L Shares, without par value, pursuant to a meeting of the shareholders of Grupo TFM. To date, the shareholders have not authorized the issuance of any such shares, other than in connection with TFM’s purchase of the Mexican governments 24.6% interest in Grupo TFM. Except as provided in the by-laws, the voting rights attached to the Grupo TFM Series L Shares are limited to those voting rights conferred to such shares in the general shareholders’ meeting in which their issuance is approved.

B.          RELATED PARTY TRANSACTIONS

     We engage in related party transactions with certain of our affiliates and related parties, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 11 to our financial statements included elsewhere in this annual report. The following summarizes the material transactions we engaged in with our principal affiliates and related parties during fiscal year 2004 or that are outstanding as of June 30, 2005.

Grupo TMM Management Services Agreement

     We and Grupo TMM entered into a management services agreement, dated May 9, 1997, as amended. Under the agreement, Grupo TMM provided consulting and management services to TFM and was entitled to receive (i) certain costs and expenses, (ii) an aggregate of $2,500,000 paid in nine equal monthly installments beginning April 15, 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000, (iii) a lump sum payment of $2,500,000 on or before January 2, 2003, as compensation for services rendered from January 1, 2001 through December 31, 2002, and (iv) quarterly service payments, payable in arrears, for the period beginning January 1, 2003, at an annual rate of $1,250,000. The agreement was terminated on April 1, 2005, upon the consummation of the acquisition by KCS from Grupo TMM of all of its shares of Grupo TFM.

KCS Transportation Company, or KCSTC, Management Services Agreement

     We and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC made available to us certain railroad consulting and management services commencing May 1997 for a term of 12 months and which was renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC was to be reimbursed for its costs and expenses incurred in the performance of such services. On April 30, 2002, we and KCS, as successor in interest through merger with KCSTC, as well as we and Grupo TMM, entered into an amendment to this management services agreement that provided for automatic annual renewal of the agreement and compensated KCS for its services under the agreement. The amendment stated that KCS was entitled to receive management fees equivalent to an annual rate of $1.3 million. The management services agreement was terminable by either party upon 60 days written notice. The agreement was terminated on April 1, 2005, upon the consummation of the acquisition by KCS from Grupo TMM of all of its shares of Grupo TFM.

Association in Participation Agreement

     On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM has the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. The sale of the shares covered by the agreement shall be made no later than the fifteenth anniversary of the date of the agreement. In exchange, TFM transferred to Grupo TFM an amount equal to $593.4 million, which Grupo TFM used to make a second payment under the TFM Share Purchase Agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares.

     The price obtained from the sale of TFM’s shares covered by the agreement shall be applied as follows: (a) first, to TFM in payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM shares covered by this agreement, and (c) the remainder, if any, shall be distributed between TFM and Grupo TFM up to an amount of $3.2 billion depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.

     This agreement, is treated as a long-term zero-coupon note receivable from stockholder with an embedded feature linked to the value of TFM shares. See Notes 11 and 18 to our financial statements.

Stock Purchase Agreement

     On August 16, 2004, we sold shares representing 51.0% of Mexrail to KCS for approximately $32.7 million. Tex-Mex repaid to us in December 2004 certain advances from us in an amount of approximately $9 million and KCS paid to Grupo TMM, at the closing, outstanding payables of approximately $0.4 million. The Mexrail shares were placed in a voting trust pending regulatory approval by the STB of KCS’s common control of Tex-Mex, KCSR, and Gateway Eastern (which is not party to the transaction). On November 29, 2004, the STB approved KCS’s application for authority to control Tex-Mex and the U.S. portion of the international rail bridge at Laredo, Texas. That authority became final on December 29, 2004. On January 1, 2005, the shares representing 51% of Mexrail were released from the voting trust to KCS, and KCS took control of Tex-Mex.

     Under the agreement, KCS has an exclusive option to purchase from TFM the remaining 49% of Mexrail on or before October 31, 2005. If KCS does not exercise this option by October 31, 2005, KCS becomes obligated to purchase such remaining shares on October 31, 2005 at a purchase price of approximately $31.4 million. KCS further agreed to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo, and to operate such bridge under the terms of applicable bridge agreements and protocols.

Recurring Transactions with Grupo TFM

     We and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2003 and 2004, we have a non-interest bearing receivable from Grupo TFM of $67.7 million, mainly due for the transfer that we made to Grupo TFM in order to permit Grupo TFM to make the second payment under the TFM Share Purchase Agreement. See Notes 11 and 18 to our financial statements included elsewhere in this annual report.

Amended Acquisition Agreement with KCS

     On April 1, 2005, KCS and Grupo TMM completed a transaction under which KCS acquired control of us through the purchase of shares of the common stock of Grupo TFM for the purchase price of $200 million in cash, 18,000,000 shares of the common stock of KCS, and a promissory note in the aggregate principal amount of $47 million, payable subject to the terms of an escrow agreement covering such notes. As a result of the transaction, KCS has a controlling interest in Grupo TFM and, by virtue of Grupo TFM’s ownership interest in TFM, KCS has a controlling interest in TFM. In addition, upon resolution of the VAT refund claim and Mexican government’s put claim, KCS may be obligated to pay Grupo TMM up to $110 million payable in a combination of cash and KCS common stock.

Transactions with TMM Logistics, S.A. de C.V.

     We enter into contractual agreements with TMM Logistics, S.A. de C.V. (which is controlled by Grupo TMM). The agreements cover administrative and management services, yard and terminal services, vehicle and equipment transportation, container loading and unloading, and logistics.

C.          INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

     ITEM 8.          FINANCIAL INFORMATION

A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Item 18. Financial Statements.”

Legal Proceedings

     Disputes with Mexican Government

     Value Added Tax Lawsuit

     We have filed a claim for the refund of Ps. 2,111 million (approximately $262 million) of VAT paid in connection with the acquisition of the concession rights.

     On September 25, 2002 the Federal Court issued its judgment in our favor on the VAT refund claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to us. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Fiscal Court and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in our name. On December 6, 2002 the upper chamber of the Fiscal Court issued a ruling denying our right to receive a VAT refund from the Mexican government. On January 8, 2003, we were officially notified of the new judgment of the Fiscal Court and on January 29, 2003, we filed the appropriate appeal.

     On June 11, 2003, the Federal Court issued a judgment in our favor against the ruling of the Fiscal Court. On July 9, 2003 we were formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted us an amparo against the ruling of the Fiscal Court issued on December 6, 2002, which had denied us the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to us, and confirmed that we had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to us violated Mexican Law, and it instructed that the VAT refund certificate be issued to us on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

     In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding our VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003 by the Federal Court, resolved that we had proved our case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, we were formally notified by the Fiscal Court of its resolution regarding our VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to us under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.

     On January 19, 2004, the Mexican Treasury delivered to us, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps. 2,111 million. We subsequently filed a complaint seeking to have the amount of the VAT refund certificate adjusted to reflect inflation and interest from 1997 to the date of issuance, in accordance with Mexican law.

     On November 24, 2004, the Federal Court ordered the issuance of the VAT refund certificate to us including the effects of inflation and interest on the amount originally claimed. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the interpretation of the resolution of the Federal Court in its resolution dated January 26, 2005. The Fiscal Court ordered the Mexican Treasury to issue to us a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the certificate would be Ps. 12,375 million as of December 31, 2004 (approximately $1.1 billion).

     On February 18, 2005 a favorable written decision of the Fiscal Court carrying out the mandate of the Federal Court dated November 24, 2004, recognized our legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that our legal right to receive the fully inflated VAT refund was expressly established in the Federal Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to us through a single certificate issued in our name, and to refund through that certificate the original amount of the VAT refund due, adjusted for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to us. The Fiscal Court also vacated its prior decisions in this matter. We have not yet received the VAT refund from the federal tax authorities and are currently in discussions with such tax authorities in relation to these matters.

     As of December 31, 2004, no gain has been reflected in our financial statements for financial reporting purposes.

     1997 Tax Audit

     On January 20, 2004, the SAT issued a provisional attachment of the VAT refund certificate, stating that the documents that support the value of the VAT refund certificate do not comply with applicable tax requirements. In the preliminary findings, the SAT noted that we, “. . . wrongfully declared a VAT receivable for Ps. 2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal . . .” and, as a result, the VAT cannot be credited. We believe the claim has no merits and as of this date, no tax liability has been levied against us.

     On March 16, 2005, we were notified by the SAT that it had finished its audit of our 1997 tax returns. The SAT has not yet assessed any penalties or taxes against us as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to us on January 19, 2004.

     Other Litigation

     Recent Commercial Lawsuits

     On December 3, 2004, the Mexican government filed a commercial lawsuit against TFM, Grupo TFM, Grupo TMM and KCS with a Mexican federal civil court. In the lawsuit, the Mexican government requested a finding from the court as to whether the defendants had complied with all of their legal obligations during the process of privatization of our predecessor, FNM. TFM, Grupo TFM and Grupo TMM appealed the service of process at the federal appeals level. The court initially refused to accept the claims asserted by the Mexican government, but later agreed to consider the above claim, although rejecting the Mexican government’s request to provisionally attach the VAT refund certificate or any other certificate the Federal Treasury may issue in the future. Upon agreeing to consider the claim, under Mexican law, the court should have had the defendants served a second time. Nonetheless, the court did not proceed accordingly. TFM, Grupo TFM and Grupo TMM filed several successful claims alleging improper service. The Mexican government appealed the court’s findings in favor of TFM, Grupo TFM and Grupo TMM. Although the appeal continues, the court has undertaken to serve the defendants for a second time. KCS was also named as a defendant, and was improperly served at the address of Grupo TMM. All the defendants filed objections to the effect that such notification was invalid on the grounds that KCS does not have an address in Mexico, and that the Mexican government should have served KCS at its corporate address in the United States. We believe that this suit is without merit and that we have fully satisfied our legal obligations relating to the privatization of TFM. However, there can be no assurance that we or the other defendants will prevail.

     On November 9, 2004, the Ministry of Transportation announced in the Official Gazette of the Federation the opening of a public bidding for a concession to operate the “Oaxaca-Sur” short lines. We submitted all required documentation for the qualification process in a timely manner yet were never formally recognized by the Ministry of Transportation as a participant in the bidding process. On February 18, 2005, we initiated and on April 17, 2005 were able to secure an amparo prohibiting the Ministry of Transportation from granting the concession to a third party until our status was reviewed. On May 20, 2005, the Ministry of Transportation notified TFM that it was officially recognized as a participant in the bidding process. On July 7, 2005, TFM informed the Ministry of Transportation that after further consideration it was withdrawing itself from the bidding process.

     Disputes with Ferromex

     Disputes Relating to Payments for the use of Trackage and Haulage Rights and Interline Services. We and Ferromex have both initiated administrative proceedings seeking a determination by the Ministry of Transportation of the rates that we should pay each other in connection with the use of trackage and haulage rights, and interline and terminal services. The Ministry of Transportation, on March 13, 2002, issued a ruling setting the rates for trackage and haulage rights, and on August 5, 2002, issued a ruling setting the rates for interline and terminal services. We and Ferromex appealed both rulings and after three years of proceedings, we obtained, on April 6, 2005, a ruling from an administrative and tax court declaring both of the Ministry of Transportation’s rulings void. We expect that Ferromex will initiate amparo proceedings aimed at overturning the administrative and tax court’s ruling. We believe that even if the rates set in 2002 become effective there will be no material adverse effect on our results of operations.

     In addition, in April 2004, Ferromex initiated another civil proceeding against us relating to the payments that we and Ferromex are required to pay each other for the exercise of interline services. The proceeding is ongoing.

     On June 30, 2005, the Federal Court ruled in favor of TFM, in a civil proceeding initiated by Ferromex in September 2001, by dismissing a claim which had been brought by Ferromex in which Ferromex sought payment for our exercise of trackage and haulage rights and interline services. TFM will seek to recover legal costs and expenses from Ferromex.

     Disputes Relating to the Exercise of our Trackage Rights to Ferromex’s Rail Lines. In July and October 2001, we initiated administrative proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route from Celaya to Silao, which is the site of a General Motors plant. These administrative proceedings were followed by judicial proceedings on our part. In August 2003, we initiated judicial proceedings seeking the imposition of sanctions on Ferromex for violations of our trackage rights on the route to the Altamira port. In October 2004, we initiated judicial proceedings against the Ministry of Transportation seeking a review of the July 2004 determination of our trackage rights in Guadalajara. The above proceedings are ongoing.

     In August 2002, the Ministry of Transportation issued rulings determining Ferromex’s trackage rights in Monterrey and our trackage rights in Altamira. We and Ferromex both appealed the Ministry of

Transportation’s rulings. At the administrative federal court level, we obtained favorable rulings in both cases, but we expect that Ferromex will appeal these rulings by initiating amparo proceedings against us. In July 2003, the Ministry of Transportation issued a ruling in our favor determining our trackage on the route from Pedro C. Morales to Cerro-la Silla. In response, Ferromex initiated legal proceedings at the administrative federal court level against the Ministry of Transportation’s ruling. The court ruled in our favor and Ferromex in response has filed, as a last recourse, amparo proceedings. These proceedings are ongoing.

     Miscellaneous Legal Proceedings

     Grupo TFM’s Dispute with Mexican Government’s Put Rights. On January 31, 1997, in connection with the privatization of our rail lines, Grupo TFM, Grupo TMM, KCS and the Mexican government entered into the TFM Share Purchase Agreement. Under the TFM Share Purchase Agreement, Grupo TFM purchased 80% of TFM’s capital stock from the Mexican government and granted a put right to the Mexican government. Certain disputes have arisen between Grupo TFM and the Mexican government concerning the procedures surrounding the potential exercise of the Mexican government’s put right. The Mexican government has notified Grupo TFM of its intention to exercise its put right.

     Grupo TFM intends to continue to defend its view that the Mexican government has not completed the steps required to exercise the put right. However, there can be no assurance that Grupo TFM will prevail or whether, in connection with any resolution of various disputes with the Mexican government, we will not become involved in such dispute and incur any liabilities in connection therewith.

     Arrendadora Internacional, S.A.’s claim. In January 2004, Arrendadora Internacional, S.A. (a company in the process of liquidation), or Arrendadora Internacional, filed a commercial lawsuit against FNM. FNM requested that we, Ferromex, Ferrosur and the Ministry of Transportation appear in the trial. Arrendadora Internacional claims that a certain lease agreement between Arrendadora Internacional and FNM executed in 1996, for the lease of 113 locomotives, was terminated in 2001 and therefore required (i) the return of the leased locomotives, (ii) the payment of rent from January 2001 to the date the locomotives were returned, and (iii) the payment of any damages caused to the locomotives. In the process of the privatization, and as explicitly authorized by Arrendadora Internacional, FNM subleased 70 of those 113 locomotives to us, giving us all rights and obligations under the lease with Arrendadora Internacional with respect to such locomotives. FNM subleased the remaining locomotives to Ferromex and Ferrosur. We answered the lawsuit in April 2004. The proceedings are ongoing.

     We believe that this claim is without merit given that we paid the full price of the locomotives in 2001 under the terms of the lease with FNM, which in turn paid the full price to Arrendadora Internacional. If Arrendadora Internacional prevails in their lawsuit and we are forced to return the locomotives, it would have a material adverse effect on our operations and financial results.

     Other. We are a party to various other legal proceedings and administrative actions arising in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding or administrative action, in management’s opinion, such proceedings and actions should not, either individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

     Dividends Policy: Pursuant to TFM’s by-laws, yearly profits, if any, shall be distributed in the following manner: (i) 10% to a reserve fund for employee participation in profits, (ii) 5% to a reserve fund, until such reserve fund reaches 20% of TFM’s capital stock, (iii) allocations to additional reserves for specific investments or projects as elected at the shareholders’ meeting and (iv) any remaining amounts are distributed as dividends to shareholders pursuant to their participation.

B. SIGNIFICANT CHANGES

     None.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a brief summary of certain significant provisions of the corporate by-laws of TFM and Grupo TFM and Mexican law. This description does not purport to be complete and is qualified by reference to the by-laws of TFM and Grupo TFM which have been incorporated by reference as an exhibit to this report. For a description of the provisions of the by-laws relating to the Board of Directors, Executive Committee and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

TFM

     Organization and Register

     TFM was incorporated in Mexico as a sociedad anónima, denominated Ferrocarril del Noreste, S.A. de C.V., as evidenced by public deed number 50,413, dated November 22, 1996, granted before Miguel

Alessio Robles, Notary Public number 19 of Mexico City, recorded in the Public Registry of Commerce of Monterrey, Mexico under Item 39, Volume 429, Book III, Second Auxiliary of the Commerce Section. By public deed number 33,385, dated May 6, 1997, granted before Miguel Limón Díaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 222,305, and in the Public Registry of Commerce of Monterrey, Mexico under Item 3488, Volume 205-73, Book IV, Third Auxiliary acts and contracts, of the Commerce Section, TFM, among other things, changed its domicile to Mexico City and its corporate name to “TFM, S.A. de C.V.”

     The duration of TFM’s existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of TFM’s shareholders adopted at an extraordinary shareholders’ meeting.

     Article 5 of TFM’s by-laws sets forth the corporate purpose of TFM and authorizes TFM to engage in, among other things, the construction, administration, operation, exploitation and maintenance of railway infrastructure, the rendering of public railroad transport service, auxiliary services necessary therefore, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or advisable in furtherance of its corporate purposes.

     Board of Directors

     The by-laws provide that the board of directors of TFM shall consist of six directors and their corresponding alternates. Class I and Class II shareholders elect five directors and their respective alternates. Class III shareholders elect one director and an alternate.

     Any individual, whether of Mexican or foreign nationality, may serve as a director of TFM for one or more terms.

     Mexican law provides that the compensation of the directors shall be established at the general shareholders’ meeting that elected them. Currently, the compensation afforded to the directors of TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to TFM’s general expense account in the corresponding fiscal year.

     Mexican law provides that any director who has a conflict of interest in any transaction involving TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to TFM.

     Capital Stock

     So long as the shares of TFM’s capital stock are not listed for trading on any public market, certain acts, agreements or transactions of TFM require the prior approval of its board of directors by affirmative vote of a qualified majority of the directors.

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

     Class I Shares and Class II Shares are common, full-voting and nominative shares of the capital stock, without par value. Class I Shares and Class II Shares are entitled to elect five of TFM’s six directors and their corresponding alternates and to cast one vote per share at each shareholders’ meeting.

     Class III Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to cast one vote per share at each shareholders’ meeting which the holders of such shares have the right to attend. Class III Shares afford the right to (i) elect one of the six directors of TFM and a respective alternate, and (ii) vote, together with Class I Shares and Class II Shares, exclusively on the matters mentioned in article 113 of the General Corporations Law, and on the following matters, which may only be considered at an extraordinary shareholders’ meeting: (a) granting of any kind of guarantees with respect to third party obligations not in the ordinary course of business; (b) granting of loans to third parties not in the ordinary course of business; (c) acquisitions not in furtherance of the corporate purposes of TFM and not in the ordinary course of business, if such acquisitions have an aggregate value of more than $1,000,000; (d) the cancellation or redemption of the Class III Shares; and (e) cancellation of the registration of the shares issued by TFM in the National Registry of Securities and Intermediaries or any other foreign securities exchange. Except as described herein, the holders of Class III Shares have no voting rights. Class III Shares are not entitled to preferential and accumulative dividends.

     All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by TFM, shareholder liability is limited to each shareholder’s capital contribution.

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

     Shareholders’ Meetings

     Ordinary shareholders’ meetings require the attendance of holders of at least half the shares that have the right to attend such meetings, and the favorable vote of holders of a majority of the shares represented at any such meeting, in a first call, and, in a second or subsequent call, the affirmative vote of holders of a majority of shares at the meeting, irrespective of the number of Class I and Class II shares represented at the meeting.

     Extraordinary shareholders’ meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of at least half the shares having such right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of holders of at least half of the shares having the right to attend such meetings.

     An ordinary shareholders’ meeting must be held annually, or the annual meeting, within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of TFM as of the end of the preceding fiscal year, and the annual report of the statutory auditors (comisarios), and to address other items on the agenda. By law, TFM’s fiscal year must begin on January 1 and end on December 31 of each calendar year.

     Calls for shareholders’ meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of TFM’s capital stock are not listed for trading on any stock exchange, calls for shareholders’ meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of TFM.

     Shareholders may be present or represented by proxy at shareholders’ meetings. Directors and statutory auditors of TFM may not represent any shareholder at any shareholders’ meeting. In order to attend any meeting, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of TFM need not comply with such requirements to be able to attend shareholders’ meetings.

     Limitation on Share Ownership

     Mexican law and TFM’s corporate charter prohibit ownership of Series A Shares by foreign investors, except for those foreign investors expressly authorized by the National Commission of Foreign Investments to acquire such shares. Any acquisition of Series A Shares in violation of this charter provision would be null and void. Mexican and non-Mexican investors may hold Series B Shares and any other series of shares issued by TFM if authorized by resolution at a shareholders’ meeting. Class I Shares must at all times represent 51.0%, Class II Shares, 29.0%, and Class III Shares 20.0%, of the capital stock of TFM.

     None of TFM’s shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

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

Grupo TFM

     Organization and Register

     Grupo TFM was incorporated in Mexico as a sociedad de responsabilidad limitada de capital variable, denominated Transportación Ferroviaria Mexicana, S. de R.L. de C.V. as evidenced by public deed number 32,732, dated July 12, 1996, granted before Miguel Limón Díaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314. By public deed number 33,387, dated May 6, 1997, granted before Miguel Limón Díaz, Notary Public number 97 of Mexico City, recorded in the Public Registry of Commerce of Mexico City under the mercantile volume number 212,314, Grupo TFM was transformed into a sociedad anónima, and changed its name to “Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.”, among other things.

     The duration of Grupo TFM’s existence is 99 years following the date of its incorporation, which may be extended one or more times by resolution of the shareholders of Grupo TFM adopted at an extraordinary shareholders’ meeting.

     Article 5 of Grupo TFM’s by-laws sets forth the corporate purpose of Grupo TFM and authorizes it to engage in, among other things, the constitution, organization and administration of various types of corporations, in Mexico or abroad, the rendering of public railroad transport service, auxiliary services necessary for such purpose, and the carrying out of all acts, transactions, agreements and operations of any nature as may be necessary or convenient in furtherance of its corporate purposes.

     Board of Directors

     The board of directors of Grupo TFM consists of five directors and their corresponding alternates. Series A shareholders elect four directors and their respective alternates. Series L shareholders elect one director and an alternate.

     Any individual, whether of Mexican or foreign nationality, may serve as a director of Grupo TFM for one or more terms.

     Pursuant to Article 26 of the by-laws of Grupo TFM, the compensation of the directors is established at the general shareholders’ meeting at which they are elected. Currently, the compensation afforded to the directors of Grupo TFM is limited to one 50-Peso gold coin (centenario) for each attendance at a board of directors meeting, which amount is to be charged to Grupo TFM’s general expense account for the corresponding fiscal year.

     Mexican law provides that any director who has a conflict of interest in any transaction involving Grupo TFM must announce such conflict to all other directors and abstain from any deliberation or voting with respect to such transaction. The applicable law further holds any director breaching such duty responsible for damages caused to Grupo TFM.

     Meetings of the board of directors require the attendance of the majority of the directors. Resolutions require adoption by a majority of the directors . The president of the board of directors can be appointed by either the board or the shareholders.

     Capital Stock

     Grupo TFM has two classes of outstanding capital stock: Series A Shares and Series L Shares. All of the shares of the capital stock of Grupo TFM currently outstanding are fully paid and non-assessable. Series L Shares may represent up to 25.0% of the total amount of the capital stock of Grupo TFM.

     Series A Shares are common, full-voting and nominative shares of the capital stock, without par value. Series L Shares have limited voting rights, without par value, and may only be representative of the variable portion of the capital stock of Grupo TFM. Series A Shares are entitled to elect four of Grupo TFM’s five directors and their corresponding alternates and to cast one vote per share at each shareholders’ meeting. Series L are entitled to elect one of Grupo TFM’s five directors and their corresponding alternates and to cast one vote per share at each shareholders’ meeting.

     Series L Shares are limited voting and nominative shares of the capital stock, without par value, and are entitled to attend only those shareholder meetings that relate to matters that holders of such shares are entitled to vote. Series L Shares afford the right to vote, together with Series A Shares, exclusively on the following matters: (a) extension of the corporate life of Grupo TFM; (b) anticipated dissolution of Grupo TFM; (c) change in Grupo TFM’s corporate purpose; (d) change in Grupo TFM’s nationality; (e) change in the form of entity of Grupo TFM; (f) merger or spin-off of Grupo TFM; and (g) cancellation of shares issued by Grupo TFM with the Special Section of the National Registry of Securities or any other stock exchange where Series L shares are registered. Except as described herein, the holders of Series L Shares have no voting rights.

     Pursuant to Grupo TFM’s charter and by-laws, ordinary shareholders’ meetings require the attendance of holders of at least 70.0% of the shares that have the right to attend such meetings, and the affirmative vote of at least 70.0% of the shares entitled to vote at such meetings, in a first and in second or subsequent calls.

     Extraordinary shareholders’ meetings require the attendance of holders of at least 75.0% of the shares that have the right to attend such meetings, and the affirmative vote of holders of 75.0% of the shares with voting rights, in a first call, and, in a second or subsequent call, the attendance and affirmative vote of holders of at least the majority of the shares having the right to attend any such meeting.

     Extraordinary shareholders’ meetings called to vote on the matters in which Series L Shares have voting rights require attendance of holders of at least 75.0% of the shares with voting rights and a majority of the Series L Shares, and the affirmative vote of the holders of at least 75.0% of the shares with voting rights and a majority of ordinary shares having full voting rights, in a first call, and in a second or subsequent call, the attendance and affirmative vote of a majority of the shares with the right to vote at the meeting and a majority of the shares of Grupo TFM which have full voting right.

     So long as the shares of Grupo TFM’s capital stock are not listed for trading on any stock exchange, certain acts, agreements or transactions by Grupo TFM require the prior approval of its shareholders at an extraordinary meeting where the affirmative vote of a qualified majority of Grupo TFM shareholders is required.

     All shareholders have a right to receive dividends and any surplus, in the event of liquidation, in proportion to the number of fully paid shares owned by such shareholder. With respect to further capital calls made by Grupo TFM, shareholder liability is limited to each shareholder’s capital contribution.

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

     Shareholders’ Meetings

     The annual meeting shall occur within the first four months of any calendar year, to discuss, modify or approve the annual report of the board of directors, the financial information of Grupo TFM as of the end of the preceding fiscal year, and the annual report of the comisarios (statutory auditors). The board will address other items on the agenda. By law, Grupo TFM’s fiscal year must begin on January 1 and end on December 31 of each calendar year.

     Calls for shareholders’ meetings must be published once in the official newspaper of the corporate domicile and in a major newspaper of national distribution, at least 15 days in advance. Calls shall contain the date, time, place and agenda for the proposed meeting and shall be signed by whoever calls the meeting. So long as shares of Grupo TFM’s capital stock are not listed for trading on any stock exchange, calls for shareholders’ meetings, in addition to the above requirements, shall be sent in writing, by certified mail or courier, to the addresses of shareholders registered with the Secretary of Grupo TFM.

     Shareholders may be present or represented by proxy at shareholders’ meetings. Directors and statutory auditors of Grupo TFM may not represent any shareholder at any shareholders’ meeting. In order to attend any meeting of Grupo TFM, shareholders must obtain an admission card prior to the meeting, by depositing their share certificates at least two business days prior to the meeting with the secretary of the board of directors of Grupo TFM or with a financial institution in Mexico or abroad. Such financial institutions must notify Grupo TFM (by telegraph or facsimile) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Shareholders that are registered in the shareholder registry book of Grupo TFM need not comply with such requirements to be able to attend shareholders’ meetings.

     Limitation on Share Ownership

     Mexican and non-Mexican investors may hold Series A Shares and any other series of shares issued by Grupo TFM if authorized by resolution at a shareholders’ meeting. Series L Shares must represent up to 25.0% of the capital stock of Grupo TFM.

     None of Grupo TFM’s shares may be acquired by foreign governments or foreign states, and any such acquisition shall have no effect as of the date thereof.

     Any foreigner who acquires any interest or participation in the capital stock of Grupo TFM will be considered a Mexican citizen for purposes of Mexican law, with respect to the ownership of such shares, and Grupo TFM and will be deemed to understand and agree that it may not invoke the protection of its own government in connection with its interest or participation in Grupo TFM, under penalty of forfeiture of such interest or participation in favor of the Mexican government. Any Mexican investor may acquire shares of the capital stock of Grupo TFM of any series without restriction of any kind.

C. MATERIAL CONTRACTS

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” for a summary description of our material contracts, other than contracts entered into in the ordinary of course of business.

D. EXCHANGE CONTROLS

     There are currently no exchange controls in Mexico, however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E. TAXATION

     Not Applicable.

F. DIVIDEND AND PAYING AGENTS

     Not applicable.

G. STATEMENT BY EXPERTS

     Not applicable.

H. DOCUMENTS ON DISPLAY

     The documents concerning TFM and Grupo TFM that are referred to in this annual report may be inspected at their offices at Av. Periférico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, México, D.F. 14010, México.

I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We periodically review our exposure to risks arising from fluctuations in interest rates, foreign exchange and fuel prices and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We do not enter into market-risk sensitive instruments for speculative purposes. See Note 10 to our financial statements.

Interest Rate Risk

     We are subject to interest rate risk principally with respect to our debt that bears interest at floating rates. The following table sets forth TFM’s principal and interest cash flows and related weighted average interest rates by expected maturity date of its long-term debt as of December 31, 2004:

	Fixed Rate	Variable Rate
Maturity	Debt(1)	Debt(2)
	(in thousands of Dollars)
2005	$—	$66,376
2006	—	67,309
2007	150,000	—
2008	—	—
Thereafter	$623,500	$—

Total	$773,500	$133,685

Fair Value	$821,266	$133,685

(1)	Includes $150.0 million principal amount of the 2007 Senior Notes at the annual interest rate of 10.25%, $443.5 million principal amount of the 2009 Debentures at the annual rate of 11.75% and $180.0 million principal amount of the 2012 Senior Notes at the annual interest rate of 12.50%. All of the outstanding 2009 Debentures were either repurchased or redeemed with the proceeds of the offering of the 9 3/8% Notes.

(2)	Under the amended term loan facility the weighted average interest rate as of December 31, 2004 was approximately 4.05% for the US Dollar portion due 2005 and 4.69% for the Dollar portion due 2006 and 10.0% for the Peso portion due 2005 and 10.59% for the Peso portion due 2006.

Interest Rate Agreements

     In the past, we have entered into certain types of interest rate contracts to manage our interest rate risk. In the future, we may use interest rate forward contracts to offset changes in the rates received on short term floating rate assets to manage our risk with respect to interest rates in Mexico and the U.S. We currently have no such contracts in effect.

Foreign Exchange Risks

     The purpose of our foreign currency hedging activities is to limit the risks arising from Peso-denominated monetary assets and liabilities. Our management determines the nature and quantity of any hedging transactions, based upon net assets exposure and market conditions.

     At December 31, 2004, we had monetary assets and liabilities denominated in Pesos of Ps.1,057.0 million and Ps.290.0 million, respectively. At December 31, 2003, we had monetary assets and liabilities denominated in Pesos of Ps.1,325.0 million and Ps.261.0 million, respectively. At December 31, 2002, we had monetary assets and liabilities denominated in Pesos of Ps.1,292.0 million and Ps.414.0 million, respectively. At December 31, 2004, 2003 and 2002, the Reuters interbank market Peso-Dollar exchange rate was Ps.11.14, Ps.11.23 and Ps.10.45 per Dollar, respectively.

Fuel Price Risks

     We may seek to increase the predictability of our operating expenses by purchasing U.S. fuel futures contracts, which are accounted for as hedging transactions used to offset fuel price risk. We did not acquire any fuel future contracts during 2004. As of December 31, 2003, we had no fuel futures contracts outstanding. As of December 31, 2002, we had ten swap contracts outstanding for 5,000,083 gallons of fuel, which expired in January and February 2003. The realized gain was $1.5 million and we recorded a benefit of $1.0 million at December 31, 2002 and recorded the remaining benefit of $0.5 million in 2003. As a result of the fuel swap contracts acquired during 2003, the realized gain was $0.8 million.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We did not meet certain required maintenance covenants regarding financial ratios under our bank credit facilities for each of the three quarters ended September 30, 2003, December 31, 2003 and March 31, 2004. Accordingly, we sought and received waivers from the lenders under our bank credit facilities for such non-compliance. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations.”

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On April 1, 2005, we commenced a cash tender offer and a concurrent consent solicitation for any and all of our outstanding 2009 Debentures. On April 20, 2005, we accepted for purchase tenders equal to approximately $386.0 million principal amount of the 2009 Debentures. The tender offer expired on April 28, 2005. Concurrently with the tender offer, we solicited consents for amendments to the indenture under which the 2009 Debentures were issued. The consent solicitation expired on April 14, 2005. We received the requisite consents to amend the indenture for the 2009 Debentures and thereby eliminated substantially all of the restrictive covenants included therein and reduced the minimum prior notice period with respect to a redemption date for outstanding 2009 Debentures from 30 days to 3 days. We called for redemption the outstanding 2009 Debentures that were not tendered in the tender offer and on April 29, 2005, paid an aggregate of $59,970,989.47, including principal and interest, to such holders of the 2009 Debentures. There are currently no 2009 Debentures outstanding.

E.          USE OF PROCEEDS

     Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

     As of the end of the period covered by this annual report, we conducted an evaluation, under the supervision and with the participation of our management, including our principal executive and principal financial officers, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive and principal financial officers concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

     We are not required to have an audit committee nor an “audit committee financial expert” because none of our securities are listed on a securities exchange or otherwise quoted in the United States. Nonetheless, TFM has an audit committee as disclosed in “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

ITEM 16B.          CODE OF ETHICS

     TFM has adopted a written code of ethics that applies to all of TFM’s employees, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. TFM has previously filed a copy of the code of ethics as Exhibit 11.1 to our annual report for the year ended December 31, 2003.

     No amendments have been made nor have any waivers been granted to the code of ethics since its adoption that applies to the persons indicated above.

     Grupo TFM has not adopted a code of ethics due to the fact that it is a holding company with no material assets or operations other than its investment in TFM and related party transactions with TFM which are eliminated in the consolidation of Grupo TFM’s financial statements. The executive officers of Grupo TFM, by virtue of the fact that they also serve as officers of TFM, are subject to TFM’s code of ethics.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers, S.C., independent accountants to TFM and Grupo TFM for the years ended December 31, 2003 and 2004.

	Year Ended December 31,
	2003	2004
	(in thousands of U.S. Dollars)
Audit fees(1)	$206.8	$109.6
Audit-related fees(2)	—	109.1
Tax fees(3)	17.7	—
All other fees(4)	—	115.5

Total	$224.5	$334.2

(1)	Audit fees include fees for services performed by the independent accountants for the audit or review of financial statements. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees include fees for employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)	Fees for consulting services relating to compliance with the Sarbanes-Oxley Act of 2002.

     Each of TFM’s and Grupo TFM’s board of directors pre-approves annually specific audit and non-audit services that may be performed by PricewaterhouseCoopers, S.C., as well as the budgeted fee levels for each of these services. PricewaterhouseCoopers, S.C., periodically provides a report to each of TFM’s and Grupo TFM’s board of directors in order for each of TFM’s and Grupo TFM’s board of directors to review the services that PricewaterhouseCoopers, S.C., is providing, as well as the status and cost of those services.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

     See pages F-1 through F-83.

ITEM 19.          EXHIBITS

Documents filed as exhibits to this report.

Exhibit No.

1.1	Unofficial English language translation of the corporate by-laws (Estatutos Sociales) of TFM, S.A. de C.V., as amended.

1.2	Unofficial English language translation of the corporate by-laws (Estatutos Sociales) of Grupo TFM, S.A. de C.V., as amended.

2.1	Indenture, dated as of June 16, 1997, among TFM, S.A. de C.V., Grupo TFM, S.A. de C.V., The Bank of New York, as trustee, and Bankers Trust Luxembourg, S.A., as a paying agent, relating to $150,000,000 of 10.25% Senior Notes due 2007 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.1 of our registration statement on Form F-4, File No. 333-08322).

2.2	First Supplemental Indenture, dated as of May 21, 2002, TFM, S.A. de C.V., Grupo TFM, S.A. de C.V., as guarantor, The Bank of New York, as trustee, and Deutsche Bank Luxembourg S.A., as the paying agent, to the Indenture, dated June 16, 1997 (incorporated herein by reference to Exhibit 2.2 of our annual report on Form 20-F for fiscal year 2002).

2.3	Indenture, dated as of June 13, 2002, between TFM, S.A. de C.V. and The Bank of New York, as trustee, relating to $180,000,000 of 12.50% Senior Notes due 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.3 of our registration statement on Form F-4, File No. 333-102222).

2.4	Indenture, dated as of April 19, 2005, between TFM, S.A. de C.V. and The Bank of Nova Scotia Trust Company of New York, as trustee and paying agent relating to $460,000,000 of 9 3/8% Notes due 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.2 of our Form 8-K filed on April 25, 2004).

2.5	Registration Rights Agreement, dated April 19, 2005, among TFM, S.A. de C.V. and the placement agents engaged in the offering of the 9 3/8% Notes de 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.1 of our Form 8-K filed on April 25, 2004).

4.1	Concession title granted by the Secretaría de Comunicaciones y Transportes (Ministry of Transportation) in favor of Ferrocarril del Noreste, S.A. de C.V., dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-08322).

4.2	Amendment, dated February 12, 2001, of Concession title granted by Ministry of Transportation in favor of TFM, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM’s annual report on Form 20-F for fiscal year 2000).

Exhibit No.
4.3	Sale Purchase Agreement, dated January 31, 1997, among the United Mexican States (represented by the Mexican Treasury), FNM (acknowledged by the Mexican Communication and Transportation Ministry) as sellers, and Grupo TFM (f/k/a Transportación Ferroviaria Mexicana, S. de R.L. de C.V.), as buyer, relating to the capital stock of Ferrocarril del Noreste, S.A. de C.V. (incorporated herein by reference to Exhibit 2.2 of our registration statement on Form F-4, File No. 333-08322).

4.4	Amendment to Sale Purchase Agreement, dated as of June 9, 1997, to the Sale Purchase Agreement, dated January 31, 1997, among the United Mexican States (represented by the Mexican Treasury), Grupo TFM, Grupo TMM (f/k/a Transportación Marítima Mexicana, S.A. de C.V.) and KCS (f/k/a Kansas City Southern Industries, Inc.), with the appearance of the Ministry of Transportation.

4.5	First Amended and Restated Credit Agreement, dated as of June 24, 2004, among TFM, as borrower, JPMorgan Chase Bank, as administrative agent and the banks named therein.

4.6	First Waiver and Amendment to the Credit Agreement, dated as of April 18, 2005, among TFM, several banks party thereto and JPMorgan Chase Bank, N.A. (f/k/a JPMorgan Chase Bank), as administrative agent.

4.7	Stock Purchase Agreement, dated as of August 16, 2004, among Grupo TMM, TFM and Kansas City.

4.8	Amended and Restated Acquisition Agreement, dated December 15, 2004, among Kansas City, Kara Sub, Inc., KCS Investment I, Ltd., KCS Acquisition Subsidiary, Inc., Caymex Transportation, Inc., Grupo TMM, TMM Holdings, S.A. de C.V., TMM Multimodal, S.A. de C.V. and Grupo TFM amending and restating the Stock Purchase Agreement, dated April 15, 2003.

8.1	List of subsidiaries of Grupo TFM and TFM.

11.1	Unofficial English language translation of TFM’s Code of Ethics (incorporated herein by reference to Exhibit 11.1 to our annual report on Form 20-F for fiscal year 2003).

12.1	Certification of the principal executive officer of TFM and Grupo TFM required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer of TFM and Grupo TFM required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of principal executive officer and principal financial officer of TFM and Grupo TFM, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this annual report on their behalf.

TFM, S.A. DE C.V.
By:	/s/ Paul J. Weyandt
	Name:	Paul J. Weyandt
	Title:	Interim Chief Financial Officer

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S.A. DE C.V.
By:	/s/ Paul J. Weyandt
	Name:	Paul J. Weyandt
	Title:	Interim Chief Financial Officer

Date: July 15, 2005

INDEX

TFM, S.A. DE C.V.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S.A. DE C.V.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TFM, S. A. de C. V.
      We have audited the accompanying consolidated balance sheets of TFM, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related combined and consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the consolidated financial position of TFM, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the combined and consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.
      International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18, as restated, to the combined and consolidated financial statements.
PricewaterhouseCoopers, S.C.
/s/ Abraham Fuentes
Abraham Fuentes
Audit Partner
Mexico City, March 28, 2005, except for Note 18 which is April 16, 2005

TFM, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(Note 1)

	December 31,

	2003	2004

	(amounts in thousands
	of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	$3,569	$14,218
Accounts receivable— Net of allowance for doubtful accounts of $3,921 in 2003 and $3,871 in 2004	101,595	106,014
Amounts due from related parties (Note 11)	1,550	31,569
Taxes recoverable (Note 3)	51,244	41,902
Other accounts receivable—net (Note 4)	34,046	30,155
Materials and supplies (Note 5)	16,693	21,738
Other current assets (Note 6)	13,090	7,036

Total current assets	221,787	252,632
Long-term account receivable	1,350	1,233
Concession rights and related assets— Net (Note 7)	1,124,182	1,082,034
Property, machinery and equipment— Net (Note 8)	632,431	558,669
Long-term receivable from Grupo TFM (Note 11)	661,116	661,122
Investment held in associate company (Note 2a)	8,020	8,061
Intangible assets	1,163	678
Deposits	411	4,324
Deferred income taxes (Note 16)	73,833	95,942

Total assets	$2,724,293	$2,664,695

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term liabilities:
Current portion of long-term debt (Note 9)	$196,652	$68,835
Current portion of capital lease obligations (Note 17)	414	373
Amounts owed to related parties (Note 11)	6,150	3,907
Suppliers	76,902	57,169
Advance payments from customers	5,809	3,859
Accounts payable	32,812	44,847
Provision and accrued expenses	38,079	30,704

Total short-term liabilities	356,818	209,694

Long-term portion of capital lease obligations (Note 17)	1,556	1,255
Long-term debt (Note 9)	745,189	816,659
Other long-term liabilities (Note 13)	33,724	25,204

Total long-term liabilities	780,469	843,118

Total liabilities	1,137,287	1,052,812

Minority interest (Note 2o)	(466)	(935)

Stockholders’ equity (Note 14):
Common stock, 1,383,987,505 shares authorized, issued without par value	1,758,882	1,758,882
Treasury shares	(256,130)	(256,130)
Effect on purchase of subsidiary shares	(41,952)	(41,952)
Retained earnings	126,672	152,018

Total stockholders’ equity	1,587,472	1,612,818

Total liabilities and stockholders’ equity	$2,724,293	$2,664,695

The accompanying notes are an integral part of these consolidated financial statements.

TFM, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
(Note 1)

	Year ended December 31,

	2002	2003	2004

	(amounts in thousands of US dollars,
	except per share amounts)
Transportation revenues	$712,140	$698,528	$699,224

Costs and expenses:
Salaries, wages and employee benefits	124,413	121,762	117,386
Purchased services	163,835	155,594	150,421
Fuel, material and supplies	58,594	71,843	89,381
Other costs	129,428	130,769	127,792
Depreciation and amortization	81,401	85,403	87,225

	557,671	565,371	572,205

Income on transportation	154,469	133,157	127,019

Other expenses— Net (Note 15)	(20,883)	(35,883)	(6,438)

Operating income	133,586	97,274	120,581

Interest income	4,974	1,509	514
Interest expense	(101,722)	(112,641)	(111,973)
Exchange (loss) gain— Net	(17,508)	(13,744)	435

Net financing cost	(114,256)	(124,876)	(111,024)

Equity earnings in associates (Note 2a)	1,269	282	41

Income (loss) before provision for income taxes and minority interest	20,599	(27,320)	9,598
Current and deferred income tax (Note 16)	(32,033)	(34,107)	15,279

(Loss) income before minority interest	(11,434)	(61,427)	24,877
Minority interest	84	383	469

Net (loss) income for the year	$(11,350)	$(61,044)	$25,346

Net (loss) income for the year per share (basic and diluted) (Note 2p)	$(0.0082)	$(0.0441)	$0.0183

Weighted average shares outstanding	1,383,987	1,383,987	1,383,987

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Notes 1 and 8)

			Effect on
			purchase of
	Common	Treasury	subsidiary	Retained
	Stock	shares	shares	earnings	Total

	(amounts in thousands of US dollars)
Balance at December 31, 2001	$1,758,882		$22,390	$198,691	$1,979,963
Effect on purchase of subsidiary shares			(64,342)	375	(63,967)
Treasury shares		$(256,130)			(256,130)
Net loss for the year				(11,350)	(11,350)

Balance at December 31, 2002	1,758,882	(256,130)	(41,952)	187,716	1,648,516
Net loss for the year				(61,044)	(61,044)

Balance at December 31, 2003	1,758,882	(256,130)	(41,952)	126,672	1,587,472
Net income for the year				25,346	25,346

Balance at December 31, 2004	$1,758,882	$(256,130)	$(41,952)	$152,018	$1,612,818

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 1)

	Year ended December 31,

	2002	2003	2004

	(amounts in thousands
	of US dollars)
Cash flows from operating activities:
Net (loss) income for the year	$(11,350)	$(61,044)	$25,346

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,401	85,403	87,225
Amortization of discount on senior unsecured debentures and commercial paper	23,158	370	47
Income tax and deferred income tax expense (benefit)	32,033	34,107	(15,279)
Minority interest	(84)	(383)	(469)
Loss on sale of property, machinery and equipment and write off of cost of property and machinery— Net	6,897	2,909	3,704
Gain on sale of Mexrail’s shares including the call option			7,355
Changes in other assets and liabilities:
Accounts receivable	12,621	(10,999)	(12,399)
Long-term receivable from Grupo TFM	(203)	361	(6)
Other accounts receivable	(36,915)	21,338	7,680
Materials and supplies	3,068	3,568	(5,696)
Other current assets	(2,170)	(957)	(5,792)
Amounts due to related parties	8,311	741	(14,217)
Accounts payable and accrued expenses	13,814	27,180	(3,911)
Other non-current assets and long-term liabilities	(5,331)	(2,930)	12,105

Total adjustments	136,600	160,708	60,347

Net cash provided by operating activities	125,250	99,664	85,693

Cash flows from investing activities:
Proceeds from sale of Mexrails’s shares net of cash			27,147
Investment in Mexrail, Inc.	(44,000)
Sale of property, machinery and equipment	642	2,390	420
Acquisition of property, machinery and equipment	(89,355)	(73,121)	(41,143)
Acquisition of treasury shares	(162,575)

Net cash used in investing activities	(295,288)	(70,731)	(13,576)

Cash flows from financing activities:
Payments under commercial paper	(340,000)	(37,001)	(10,000)
Proceeds from commercial paper	196,738		20,000
Proceeds from senior notes	175,241
Proceeds from term loan facility	128,000
Principal payment of term loan facility		(18,286)	(71,129)
Principal payments under capital lease obligations	(298)	(298)	(339)

Net cash provided by (used in) financing activities	159,681	(55,585)	(61,468)

(Decrease) increase in cash and cash equivalents	(10,357)	(26,652)	10,649
Cash and cash equivalents:
Beginning of the year	40,578	30,221	3,569

End of the year	$30,221	$3,569	$14,218

Supplemental information:
Cash paid during the year for interest	$58,525	$98,626	$97,604

Non cash transactions:
Due from Mexican Government	$93,555

Due from related parties	$20,000

Assets acquired through capital lease obligation		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars ($) or thousands
of pesos (Ps ), except number of shares)
NOTE 1—THE COMPANY:
      TFM, S. A. de C. V. (“TFM” or the “Company”) was established by the Mexican Government (the “Government”) in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de México (“FNM”). In December 1996, Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, pursuant to a stock purchase agreement.
      TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Tampico and the Mexican/ United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.
      Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.
      A significant portion of the Company’s employees are covered under a collective bargaining agreement dated July 1, 2003. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.
      On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail Inc. (a US Company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000, due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interest because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.
      For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.
      On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary the Tex-Mex Railway, to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (STB), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.
      Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these share, into trust pending

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
STB approval. The terms of the New Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a price of $31.4 million.
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of 3.2 million (netted of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option, has also been recognized. Effective August 2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 18. The most significant accounting policies are described below.

a. Consolidation
      The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to TFM.
      All intercompany balances and transactions have been eliminated.

Subsidiaries
      Subsidiaries are all entities over which TFM has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. They are de-consolidated from the date that control ceases.
      The purchase method of accounting is used to account for the acquisition of subsidiaries by TFM, except for the acquisition of Mexrail in 2002 which was considered a business reorganization of companies under the same control group. Therefore such transaction was accounted at historical cost.
      The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transaction between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TFM.

Associates
      Associates are all entities over which the TFM has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      TFM’s 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting.
      When TFM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognized further losses, unless it has incurred obligations or made payments on behalf of the associate.
      Unrealized gains on transactions between TFM and its associates are eliminated to the extent of TFM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation
      Although TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except Mexrail and its subsidiary until August 2004, TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e. historical cost convention).
      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.

c. Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

d. Accounts receivable
      Accounts receivable are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.
      If it is probable that the Company will not be able to collect amounts due according to the contractual term of receivables, an impairment or bad debt loss is recognized. The amount of the loss is the difference between the carrying value of the assets and the undiscounted future cash flows since these are generally short-term receivables. The carrying amount of the asset is reduced to its estimated recoverable amount through use of an allowance account. The amount of the loss is included in net profit or loss for the period.
      The long-term zero-coupon note receivable from stockholder was initially recorded at net present value using a market discount rate of 13.75%. Subsequently, the discount was accreted as interest income over the period until repayment, using the effective interest method.

e.	Materials and supplies
      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	Concession rights and related assets
      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 7 and 8). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 7) based on their estimated fair value.
      The assets acquired and liabilities assumed include:

(i) The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

(ii) The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

(iii) The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

(iv) Finance lease obligations assumed.

g.	Property, machinery and equipment
      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 8).
      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).
      Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement (see Note 15).

h.	Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.
      Deferred income tax is provided on temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

i.	Employees’ statutory profit sharing
      Employees’ statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2002, 2003 and 2004, there was no basis for employees’ statutory profit sharing.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j.	Borrowings
      Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statements over the period of the borrowings.

k.	Seniority premiums
      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2003 and 2004, the Company had a provision of $847 and $1,037, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.
      Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the income statement of in the year in which they become payable.

l.	Revenue recognition
      Revenue comprises the fair value for services, net of rebates and discounts and after de elimination of revenue within subsidiaries. Revenue is recognized proportionally as a shipment moves from origin to destination.

m.	Intangible assets and long-lived assets
      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

n.	Leases
      Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

o.	Minority interest
      The minority interest reflects the 2% share of Arrendadora TFM held by Grupo TFM.

p.	Net income (loss) per share
      Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. There are no potential dilutive instruments outstanding therefore basic and diluted earning per share are the same.

q. Use of estimates
      The preparation of the combined and consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

r. Provisions
      Provisions for insurance claims from customers for merchandise damages during the freight and legal claims are recognized when TFM has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
      Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

s. Share capital
      Ordinary shares are classified as equity TFM does not have other equity instruments besides common stock.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

t. Financial instruments and hedging activities
      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), and (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).
      Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
      When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
      The fair values of various derivative instruments used for hedging purposes are disclosed in Note 10.

u. Segments
      TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).

v. Financial risk management

(i) Financial risk factors
      TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts interest rate arrangements and U.S. based fuel futures.

(ii) Foreign exchange risk
      TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso. TFM occasionally enters into derivative instruments to cover a portion of this risk.
      These contracts meet TFM policy for financial instruments, however did not meet the conditions to qualify for hedge accounting, hence are mark to market and accordingly gains and losses related to such transactions are recognized in the income statement. See Note 10.

(iii) Interest-rate risk
      The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At the year ended December 31, 2003 and 2004, 80% and 85% were at fixed rates.

(iv) Concentration of risk
      Over 15.9% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 8% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Reclassifications
      Certain figures of the years 2002 and 2003 were reclassified according to 2004 figures.

v. New accounting pronouncements
      In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:
      IAS 1 Presentation or Financial Statements
      IAS 2 Inventories
      IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
      IAS 10 Events after the Balance Sheet
      IAS 16 Property, Plant and Equipment
      IAS 17 Leases
      IAS 21 The Effects of Changes in Foreign Exchange Rates
      IAS 24 Related Party Disclosures
      IAS 27 Consolidated and Separate Financial Statements
      IAS 28 Investments in Associates
      IAS 31 Interests in Joint Ventures
      IAS 32 Financial Instruments: Disclosure and Presentation
      IAS 33 Earnings per Share
      IAS 39 Financial Instruments: Recognition and Measurement
      IAS 40 Investment Property
      In February 2004, the International Accounting Board (IASB) issued IFRS 2, Share-based payments.
      The above standards are effective for accounting periods commencing on 1 January 2005, with earlier application encouraged.
      In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
      With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after 1 January 2005. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after 31 March 2004. There were no business combination in 2004.
      The Company has not early adopted any of the revised and new standards in preparing the consolidated financial information.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 3— TAXES RECOVERABLE:
      Taxes recoverable are summarized below:

	December 31,

	2003	2004

Special tax on production and services	$31,000	$27,700
Withholding tax (Car Hire)	4,917	4,957
Payroll taxes	5,013	5,064
Withholding tax on the sale of Mexrail’s shares		3,268
Value added tax— Net	9,884	83
Other	430	830

	$51,244	$41,902

NOTE 4— OTHER ACCOUNTS RECEIVABLE— NET:

	December 31,

	2003	2004

Services to foreign Railroads	$12,786	$12,150
Car repairs	4,842	8,701
Insurance claims	9,794	3,670
Helm financial Corporation	2,100	3,600
Employees Union	828	682
Other	3,696	1,352

	$34,046	$30,155

NOTE 5— MATERIALS AND SUPPLIES:

	December 31,

	2003	2004

General inventory	$15,742	$19,994
Locomotive fuel stock	1,810	2,603
Inventory reserve	(859)	(859)

	$16,693	$21,738

NOTE 6— OTHER CURRENT ASSETS:

	December 31,

	2003	2004

Prepaid expenses	$4,815	$3,413
Advance to suppliers	5,602	1,623
Prepaid insurance premiums	2,673	2,000

	$13,090	$7,036

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 7— CONCESSION RIGHTS AND RELATED ASSETS:
      In December 1996, the Mexican Government (the “Government”) granted TFM the Concession (the “Concession”) to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.
      Under the terms of the Concession, the Company has the right to use and is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. The company had complied with its obligations and there was no outstanding obligation to carry out maintenance work at the end of 2004.
      Concession rights and related assets are summarized below:

	2004

	Balance at			Balance at
	beginning of			end of
	year—net of			year—net of	Estimated
	accumulated			accumulated	useful
	amortization	Disposals	Amortization	amortization	lives

Land	$115,105		$2,648	$112,457	50
Buildings	25,516		1,162	24,354	27-30
Bridges	63,433		1,822	61,611	41
Tunnels	78,621		2,358	76,263	40
Rail	232,617	$550	10,294	221,773	29
Concrete and wood ties	95,331	725	4,757	89,849	27
Yards	86,587		2,996	83,591	35
Ballast	77,589	2,393	3,891	71,305	27
Grading	338,082		7,779	330,303	50
Culverts	10,244		718	9,526	21
Signals	1,057		55	1,002	26

	$1,124,182	$3,668	$38,480	$1,082,034

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003

	Balance at			Balance at
	beginning of			end of
	year—net of			year—net of	Estimated
	accumulated			accumulated	useful
	amortization	Disposals	Amortization	amortization	lives

Land	$117,753		$2,648	$115,105	50
Buildings	26,678		1,162	25,516	27-30
Bridges	65,255		1,822	63,433	41
Tunnels	80,979		2,358	78,621	40
Rail	242,997		10,380	232,617	29
Concrete and wood ties	100,592		5,261	95,331	27
Yards	89,582		2,995	86,587	35
Ballast	82,516	200	4,727	77,589	27
Grading	345,861		7,779	338,082	50
Culverts	10,962		718	10,244	21
Signals	1,112		55	1,057	26

	$1,164,287	$200	$39,905	$1,124,182

      Accumulated amortization of the concession rights as of December 31, 2003 and 2004, was $297.5 million and $339.6 million, respectively.
      Amortization of concession rights was $38.6 million, $39.9 million and $38.5 for the years ended December 31, 2002, 2003 and 2004 respectively.
NOTE 8— PROPERTY, MACHINERY AND EQUIPMENT:
      Pursuant to the assets purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
acquired by FNM under finance lease arrangements (see Note 17). Legal title to the purchased assets was transferred TFM at that time.

	2004

	Balance at						Balance at
	beginning of						end of	Estimated
	year— net of				Fixed(1)		year— net of	useful
	accumulated			Transfer	asset		accumulate	lives
	depreciation	Additions	Disposals	and others	Mexrail	Depreciation	depreciation	(years)

Locomotives	$100,035				$153	$11,610	$88,272	14
Freight cars	57,402		$84	$395	2,685	4,679	50,349	12-16
Machinery of workshop	5,448	$28			81	1,948	3,447	8
Machinery of road	20,190	57	3	4,824	357	2,139	22,572	14
Terminal and other equipment	49,361	1,312	1,129	6,965	4,974	4,103	47,432	1-15
Track improvement	276,003	12,554		17,514	36,672	10,833	258,566	15-48
Buildings	5,977	30		(95)	845	191	4,876	20
Overhaul	44,807	7,241				11,368	40,680	8

	559,223	21,222	1,216	29,603	45,767	46,871	516,194
Land(2)	37,427	25			10,545		26,907
Construction in progress	35,781	19,896		(29,603)	10,506		15,568

	$632,431	$41,143	$1,216	$—	$66,818	$46,871	$558,669

(1)	Effect of deconsolidation of Mexrail as a result of sale to KCS (see Note 1)
(2)	Includes land under finance lease amounting to $3.0 and $3.0 in 2003 and 2004, respectively.

	2003

	Balance at					Balance at
	beginning of					end of	Estimated
	year— net of					year— net of	useful
	accumulated			Transfer		accumulate	lives
	depreciation	Additions	Disposals	and others	Depreciation	depreciation	(years)

Locomotives	$111,644				$11,609	$100,035	14
Freight cars	66,023	$122	$3,356		5,387	57,402	12-16
Machinery of workshop	7,000	5		$387	1,944	5,448	8
Machinery of road	21,712	310		78	1,910	20,190	14
Terminal and other equipment	35,528	1,212	177	17,951	5,153	49,361	1-15
Track improvement	234,769	27,391		22,939	9,096	276,003	15-48
Buildings	5,368	820	34		177	5,977	20
Overhaul	45,246	9,758			10,197	44,807	8

	527,290	39,618	3,567	41,355	45,473	559,223
Land	37,607	18	198			37,427
Construction in progress	44,470	33,485		(42,174)		35,781

	$609,367	$73,121	$3,765	$(819)	$45,473	$632,431

      Accumulated depreciation of property, machinery and equipment as of December 31, 2003 and 2004, was $242.1 million and $259.4 million, respectively.
      Depreciation of property, machinery and equipment was $42.8 million in 2002, $45.5 million in 2003 and $46.9 in 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 9— FINANCING:
      Financing is summarized as follows:

	December 31,

	2003	2004

	Net	Net
	Borrowings	Borrowings

Short-term debt:
Commercial paper(1)	$84,407
Current portion of long-term debt:
First Amended and Restated Credit Agreement(3)		$64,762
Term loan facility(2)	108,333
Interest payable	3,912	4,073

	$196,652	$68,835

Long-term debt:
Senior notes due 2007(4)	$150,000	$150,000
Senior discount debentures(5)	437,254	438,598
Senior notes due 2012(6)	157,935	161,824
First Amended and Restated Credit Agreement(3)		66,237

	$745,189	$816,659

(1)	Commercial paper

The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 1.28% and 1.17%, respectively. This facility has been refinanced into the “First Amended and Restated Credit Agreement due 2006”. See (3) for refinancing.

(2)	Term loan facility

The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2003 and 2004 was 3.97% and 3.78%, respectively. See (3) for refinancing.

(3)	First Amended and Restated Credit Agreement due 2006

On June 24, 2004 the Company concluded negotiating with its lender for the amendments to the Term Loan and also the refinancing of its Commercial Paper Program to extend the final maturity date to September 17, 2006. Under the amendment, both facilities are comprised under one single term loan named First Amended and Restated Credit Agreement (FARCA). Amounts outstanding under the FARCA facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.
The (FARCA) is a two year term loan in the amount of $186,429 ($162,570 in US dollar and $23,858 in Pesos). The dollar loan as well as the peso loan shall be payable in consecutive semi-annual installments beginning in September 2004 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the FARCA rank at least pari passu with the other senior unsecured indebtedness.
The average interest rate for the year ended December 31, 2004 was 4.42% for the US dollar portion and 9.96% for peso portion.
Interest expense related with the FARCA amounted to $4,285, for the year ended December 31, 2004.

(4)	Senior notes due 2007

In June 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.
Interest expense related with the senior notes amounted $16,167 for each one of the years ended December 31, 2002, 2003 and 2004.
(footnotes continued on following page)

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)	Senior discount debentures (“SDD”)

The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.
Interest expense related with the SDD amounted $53,406, $54,796 and $54,796 during 2002, 2003 and 2004, respectively.

(6)	Senior notes due 2012

In 2002 TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call options shares in Grupo TFM held by the Government (see Note 14).
In June, 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.
The Company incurred and accounted for as transaction costs $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.
Interest expense related with the senior notes due 2012 amounted to $23,659, for the year ended December 31, 2003 and 2004.

Covenants
      The agreements related to the above-mentioned loans include certain affirmative and negative covenants customary covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation of affiliate transactions and restrictions and asset sales, with which the Company and subsidiaries were in compliance at December 31, 2004.
      Maturity of long-term debt is as follows:

	December 31,

	2003	2004

	Net	Net
	Borrowings	Borrowings

2006		$66,237
2007	$150,000	150,000
2008
2009	595,189	438,598
2010 and thereafter		161,824

	$745,189	$816,659

NOTE 10—FINANCIAL INSTRUMENTS:

Fuel swap contracts
      The Company may occasionally seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covered approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.
      As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company had not acquired any fuel future contract during 2004; therefore the Company did not have any fuel future contract at December 31, 2004.

Foreign exchange contracts
      The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.
      The nature and quantity of any hedging transactions will be determined by Management based upon net assets exposure and market conditions.
      As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps 11.0 per dollar. This options expire in May 29, 2003.
      Additionally, as of December 31, 2002 the Company had one forward contracts outstanding in the notional amount of $10 million, based on the exchange rates of Ps 9.769 per dollar. This forward expired on February 13, 2003.
      As of December 31, 2003, the Company had two Mexican peso call option outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps. 13.00 and Ps. 12.50 each one per dollar. These options expire in September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.
      As of December 31, 2004, the Company had two Mexican peso call options outstanding in the notional amount of $1.2 million and $1.7 million, respectively, based on the average exchange rate of Ps 13.50 each one per dollar. These options will expire in September 12 and May 30, 2005, respectively. The premiums paid were $24 and $35, respectively, and were expensed since these contracts did not qualify for hedge accounting.
      As of December 31, 2003 and 2004 the Company did not have any outstanding forward contracts.

Fair value of financial instruments
      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.
      The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2003 was $142,922 and $446,956, and at December 31, 2004 was $159,750 and $451,816, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2003 and 2004, was $205,200 and $209,700, respectively. The fair value based on the quoted market prices for the first amended and restated credit agreement (FARCA) at December 31, 2004 was $133,685.

Foreign currency balances
      At December 31, 2003 the company had monetary assets and liabilities denominated in Mexican pesos of Ps 1,325 million and Ps 261 million and Ps 1,057 million and Ps 290 million, at December 31, 2004, respectively. At December 31, 2003 and 2004 the exchange rate was Ps 11.23 and Ps 11.14 per US dollar, respectively. At March 28, 2005, date of issuance of these consolidated financial statements, the exchange rate was Ps 11.19 per US dollar.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 11— BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

	2003	2004

Accounts receivable:(1)
Terminal Ferroviaria del Valle de México, S. A. de C. V.	$1,550
KCS-receivable related to Mexrail(2)		$31,398
Other Grupo TMM’s subsidiaries		171

	$1,550	$31,569

Accounts payable:(1)
KCS	$4,345	$746
Terminal Ferroviaria del Valle de México, S. A. de C. V.		3,068
Other Grupo TMM’s subsidiaries	1,805
Tex-Mex Railway		93

	$6,150	$3,907

(1)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.
(2)	Account receivable related to the remaining 49% interest in Mexrail including the value of the call option.
     The most important transactions with related parties are summarized as follows:

	Year ended December 31,

	2002	2003	2004

Transportation revenues	$10,375	$13,784	$8,148

Terminal service	$(9,933)	$(8,605)	$(10,713)

Car lease	$(1,947)	$(2,256)	$(2,482)

Locomotive and car repair	$(49)	$8	$123

Management fee(a)	$(2,500)	$(2,500)	$(2,500)

Locomotive equipment lease	$(1,834)	$2,127	$3,638

Other	$295	$299	$448

The principal services sold by TFM were general freight and locomotive equipment lease and the principal services received by TFM were terminal services, car hire and management services. These services are usually negotiation with related parties on a cost-plus basis.
(a) Grupo TMM management services agreement

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

(a)	KCS Transportation Company (“KCSTC”) management services agreement
      The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

Amendments
      On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic annual renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM each are entitled to receive management fees equivalent to an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

Transactions with shareholders

(b)	Association in Participation Agreement
      On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. The sale of the shares covered by this agreement shall be made no later than the fifteenth anniversary of the date of this agreement. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438, which Grupo TFM used to make the second payment of the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares.
      The price obtained from the sale of TFM’s shares covered by this agreement shall be applied as follows: (a) first, to return TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM’s shares covered by this agreement, and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.
      This agreement is treated as a long-term zero-coupon note receivable from stockholder with an embedded feature linked to the value of TFM shares. The fair value of the embedded derivative feature on the long-term zero-coupon note receivable from stockholder is derived from pricing models that consider the payment of future dividends, the expected cash flows, as well as time value and yield curve or volatility factors underlying the positions. As of December 31, 2004 and 2003, the aggregate amount of the long-term zero-coupon note receivable from stockholder was $208,563 and $182,958, respectively, while the fair value of the embedded derivative amounted to $384,875 and $410,480, respectively.
      The net amount of the interest accreted and the changes in the fair value of the embedded derivative is recognized under the caption “Interest income”, in the consolidated statements of income. For the three years ended December 31, 2004, the net amount of the interest accreted and the changes in the fair value of the embedded derivative was zero.

(c)	Intercompany transactions
      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2003 and 2004, TFM has a non-interest bearing on demand receivable from Grupo TFM of $67,678 and $67,684 respectively, mainly due for the transfer that TFM made to Grupo TFM in order to permit that Grupo TFM make the second payment of the stock purchase agreement.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 12— PROVISION AND ACCRUED EXPENSES:

Provisions

	Insurance
	claims from
	customers for
	merchandise
	damages
	during the	Other
	freight	provisions	Total

At January 1, 2004	$2,512	$1,980	$4,492
Charged to consolidated income statement
Additional provision	84,102	10,625	94,727
Unused amounts reversed		(1,318)	(1,318)
Used during the year	(81,868)	(10,955)	(92,823)

At 31 December 2004	$4,746	$332	$5,078

At January 1, 2003	$1,703	$1,788	$3,491
Charged to consolidated income statement
Additional provision	5,778	11,049	16,827
Used during the year	(4,969)	(10,857)	(15,826)

At 31 December 2003	$2,512	$1,980	$4,492

                  Accrued Expenses are summarized below:

	December 31,

	2003	2004

Salaries and wages	$8,397	$6,561
Purchased services	18,179	12,337
Car repair and locomotive maintenance	7,011	6,728

	$33,587	$25,626

Total provisions and accrued expenses	$38,079	$30,704

NOTE 13— OTHER LONG-TERM LIABILITIES:

	December 31,

	2003	2004

Alstom transportes	$21,828	$13,867
Tax payable(1)	9,956	9,956
Seniority premium	847	1,037
Other	1,093	344

	$33,724	$25,204

(1)	Withholding tax payable in 2009 which is the maturity date for the senior discount debentures. (See Note 9).

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 14— STOCKHOLDERS’ EQUITY:
      TFM’s capital stock is variable with a fixed minimum of Ps 50,000 and an unlimited maximum. The capital stock of TFM is comprised of Series “A” shares, without par value (the Series “A” shares) and the Series “B” shares, without par value (the Series “B” shares). The Series “A” shares and the Series “B” shares are subdivided into classes (each a “Class”), I, II and III. At all times, Class I Series “A” shares and Class I Series “B” shares shall represent 51% of the capital stock of the Company, Class II Series “A” shares and Class II Series “B” shares shall represent 29% of the capital stock of the Company, and Class III Series “A” shares and Class III Series “B” shares shall represent 20% of the capital stock of the Company.
      At December 31, 2004, the capital stock of TFM is represented by 1,383,988 (thousands) shares as shown below:

	Series “A” shares		Series “B” shares		Total

Shareholder	Amount	Number	Amount	Number	Amount	Number

		(thousands)		(thousands)		(thousands)
Grupo TFM (Class I)	$457,485	359,975	$439,545	345,858	$897,030	705,833
Grupo TFM (Class II)	260,139	204,692	249,937	196,665	510,076	401,357
Government (Class III)	179,406	141,167	172,370	135,631	351,776	276,798

Total	$897,030	705,834	$861,852	678,154	$1,758,882	1,383,988

      The Series “A” shares can be held only by individuals or companies of Mexican nationality. The Series “B” shares can be held by individuals or companies of Mexican and non-Mexican nationality.
      The Class I and Class II Series “A” shares and the Class I and Class II Series “B” shares are entitled to elect seven of the Company’s eight directors, and their corresponding alternate directors. The Class III Series “A” shares and Class III Series “B” shares are entitled to elect one of the Company’s eight directors, and his or her alternate director. The voting rights attached to the Class III shares are limited to the following matters: (i) extension of the Company’s corporate life; (ii) anticipated dissolution of the Company; (iii) change in the Company’s corporate purpose; (iv) change in the Company’s nationality; (v) change in the form of entity of the Company; (vi) merger or spin-off of the Company; (vii) granting of any guaranty for obligations of third parties not made in the Company’s ordinary course of business; (viii) extension of credit to third parties not made in the Company’s ordinary course of business; (ix) acquisitions not in furtherance of the Company’s corporate purpose and not made in the Company’s ordinary course of business for an amount exceeding $1 million; (x) cancellation or call by the Company of any series or subseries of shares where the Class III shareholders have any interest; (xi) cancellation of the registration of the shares issued by the Company with the Registro Nacional de Valores e Intermediarios or any other stock exchange where Class III shares are registered, and (xii) election of the director of the Company appointed by holders of the Class III shares. Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon the holders thereof any right to preferred dividends.
      In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the “call option”) to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion $(162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 9) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Government has retained a 20% interest in TFM’s shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. (See actual events on Note 17).
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007 , respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.
NOTE 15— OTHER EXPENSES NET:

	December 31,

	2002	2003	2004

Fees in VAT Lawsuit(1)	$(6,260)	$(26,701)	$(5,827)
Loss on sale of property and equipment	(5,030)	(1,857)	(65)
Cost of property and equipment write off(2)	(1,867)	(1,052)	(3,639)
Cost of locomotive sublease	(1,256)	(1,240)	(1,138)
Electric locomotive maintenance	(2,428)	(2,428)	(958)
Maintenance and electricity to catenary	(1,884)	(1,781)	(966)
Gain on Mexrail transaction			7,355
Gain on sale of Hercules Mariscala Line	2,384
Recoverable income tax		1,222	144
Other— Net	(4,542)	(2,046)	(1,344)

	$(20,883)	$(35,883)	$(6,438)

(1)	As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. (See Note 17).
(2)	Property and equipment damaged in railroad repairs that is written off and replaced by new property and equipment.
NOTE 16— INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax
      TFM and its subsidiaries compute income tax on an individual basis. However, TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM’s consolidated tax results. Thus, Arrendadora TFM owes income tax of $2,551 and $1,814 to Grupo TMM as of December 31, 2003 and has made advanced during 2004 amounting $1,841 which be credited by TMM in the annual tax return.
      TFM and its subsidiaries had historical combined losses (income) for income for tax purposes of $396,884, $232,490 and ($46,104) for the years ended December 31, 2002, 2003 and 2004, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The expense (benefit) for income tax charged to income was as follows:

	Year ended December 31,

	2002	2003	2004

Current income tax	$—	$10,763	$7,630
Deferred income tax expense	32,033	23,344	(22,909)

Net income tax expense (benefit)	$32,033	$34,107	$(15,279)

      Reconciliation of the income tax expense (benefit) based on the statutory income tax rate to recorded income tax expense was as follows:

	Year ended December 31,

	2002	2003	2004

Income (loss) before income tax	$20,599	$(27,320)	$(9,598)

Income tax at 35% in 2002 and 34% in 2003 and 33% in 2004	$7,210	$(9,289)	$3,167
(Decrease) increase resulting from:
Effects of inflationary and devaluation components	(41,544)	15,671	17,583
Indexation of depreciation and amortization	50,179	31,118	(18,329)
Effects of inflation and remeasurement of tax loss carryforwards	12,362	(9,765)	(24,263)
Non-deductible expenses	2,128	578	453
Change in tax rates	(1,973)	2,979	4,935
Other— Net	3,671	2,815	1,175

Net deferred income tax expense (benefit)	$32,033	$34,107	$(15,279)

      According to the amendments to the Mexican Income Tax Law in 2004, the income tax rate will decrease one percent per year from 30% starting in 2005 up to 28% in 2007.
      The components of deferred tax assets and (liabilities) are comprised of the following:

	December 31,

	2003	2004

Tax-loss carryforwards	$462,758	$428,197
Inventories and provisions	20,597	29,188
Machinery and equipment	(48,224)	(32,540)
Concession rights	(356,772)	(325,640)
Other	(4,526)	(3,263)

Net deferred income tax asset	$73,833	$95,942

      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future tax profits expected in the foreseeable future and the remaining tax loss

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
carryforwards periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date.

Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2002, 2003 and 2004.

Tax loss carryforwards
      At December 31, 2004, the Company and its subsidiaries had consolidated tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown as follows:

	Inflation-indexed
Year in which	amount as of	Year of
loss arose	December 31, 2004	expiration

1997	$187,101	2046
1998	358,078	2046
1999	9,569	2046
2000	169,249	2046
2001	72,695	2046
2002	416,844	2012
2003	303,170	2046

	$1,516,706

NOTE 17— COMMITMENTS AND CONTINGENCIES:

Commitments:

Concession duty
      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2002, 2003 and 2004 the concession duty expense amounted to $3,267, $3,599 and $3,359, respectively, which was recorded as operating expense.

Finance lease obligations
      At December 31, 2003 and 2004, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

Locomotive operating leases
      In April 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2004, the Company had received 150 locomotives. Rents under these agreements amounted $29.1 million in 2002, $29.1 million in 2003 and $29.1 million in 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Future minimum payments, by year and in the aggregate, under the aforementioned leases, are as follows:

	At December 31,
Year ending
December 31,	2003	2004

2004	$29,135
2005	29,095	$29,095
2006	29,095	29,095
2007	29,095	29,095
2008 and thereafter	29,135	29,095
2009 and thereafter	315,038	29,095
2010 and thereafter		285,983

	$460,593	$431,458

Railcars operating leases
      The Company leases certain railcars under agreements which are classified as operating leases. The term of the contracts fluctuates between 3 and 15 years. Future minimum rental payments under these agreements are as follows:

	At December 31,
Year ending
December 31,	2003	2004

2004	$31,930
2005	15,592	$33,871
2006	12,642	31,255
2007	10,433	27,139
2008	9,498	23,168
2009 and thereafter	40,942	18,233
2010		60,107

	$121,037	$193,773

Locomotives maintenance agreements
      The Company has entered into two locomotive maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

Track maintenance and rehabilitation agreement
      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya— Lázaro Cárdenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $35.6 million in 2002, $3.4 million in 2003 and $3.4 million in 2004. Under this agreement, the Company estimates receiving futures services totally $27 million in the following 10 years.

Fuel purchase agreement
      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
and a maximum of 20,000 cubic meters per month of PEMEX Diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

Fuel freight service agreement
      On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

	Minimum	Maximum

2004	Ps 98,769	Ps 246,922
2005	98,769	246,922
2006	65,756	164,390

	Ps 263,294	Ps 658,234

Contingencies:

A) Value Added Tax Lawsuit
      The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax (“VAT”) paid in connection with the Acquisition (see Note 1).
      On September 25, 2002 the Mexican Magistrates Court of the First District (the “Federal Court”) issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a VAT refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.
      On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (“amparo”) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.
      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.
      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps 2,111 million.
      On January 20, 2004, the Mexican Fiscal Administration Service (“Servicio de Administración Tributaria” or “SAT”) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. In the preliminary summation finding, the SAT noted that the Company, “. . . wrongfully declared a VAT receivable for Ps 2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal . . .” and as a result, the VAT cannot be credited. TFM believes the claim has no merits and as of this date, no tax liability has been levied against TFM.
      On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.
      On November 24, 2004, the Federal Appeals court ordered the issuance of the VAT refund certificate to TFM including the effects of inflation and interest on the original claimed amount. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the sense of the resolution of the Federal Appeals Court in its resolution on January 26th, 2005. The Fiscal Court ordered the Mexican Treasury to issue to TFM a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the Certificate would be Ps 12,375 million as of December 31, 2004 (approximately $1.1 billion dollars at the then exchange rate).
      On February 18, 2005 a favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, recognized TFM’s legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million pesos), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.
      As of December 31, 2004, no gain has been reflected for financial reporting purposes.

B) Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) disputes
      TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the “amparo” proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new “amparo” proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.
      In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.
      TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.
      In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an “amparo” proceeding against such suspension and Ferromex appealed the resolution granting the “amparo” to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this “amparo” proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.
      Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.
      In 2004 those procedures continue under litigation and therefore are pending of final resolution.

C) Other legal proceedings

•	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

•	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has the transfer pricing study from 2003 and is in the process of updating such report.

•	In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

•	The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM’s 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.
NOTE 18— RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:
      The Company’s combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income an on stockholders’ equity.

a)	Reconciliation of net income

		Year ended December 31,
	Reference to
	subnote d.	2002	2003	2004

Net income (loss) under IFRS		$(11,350)	$(61,044)	$25,346
Deferred income tax (expense) benefit	i	121,687	84,255	(19,814)
Deferred employees’ statutory profit sharing benefit	i	26,075	11,528	6,556
Reversal of capitalized IFRS deferred charges	ii	(231)		(494)
Reversal of IFRS amortization of deferred charges	ii	933	34	171
Depreciation of the purchase price partial step up related to Mexrail	iii	(459)	(612)	(357)
Adjustment to carrying value of Mexrail due to disposition				(19,576)
Effect of U.S. GAAP adjustments on minority interest			—	66

Net income (loss) under U.S. GAAP		$136,655	$34,161	$(8,102)

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b)	Reconciliation of stockholders’ equity

		December 31,
	Reference to
	subnote d.	2003	2004

		(as restated)
Stockholders’ equity under IFRS		$1,587,472	$1,612,818
Deferred income tax	i	117,606	97,792
Deferred employees’ statutory profit sharing benefit	i	50,061	56,617
Deferred charges, net	ii	(197)	(520)
Effect of partial step up of Mexrail, net	iii	19,933
Long-term receivables from stockholder	iv	(661,116)	(661,122)
Effect of U.S. GAAP adjustments on minority interest			66

Stockholders’ equity under U.S. GAAP		$1,113,759	$1,105,651

c) Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,

	2003	2004

	(as restated)
Beginning balance for the year	$1,079,237	$1,113,759
Net income (loss)	34,161	(8,102)
Net movement in long-term receivable from stockholder	361	(6)

Balance at end of the year	$1,113,759	$1,105,651

d) Effect of restatement of the beginning balance in stockholders’ equity under U.S. GAAP

December 31,
2003

Beginning balance for 2003, as originally presented	$1,740,714
Effect of restatement in 2003	(661,477)

Beginning balance for 2003 as restated	$1,079,237

e) Significant quantified differences between IFRS and U.S. GAAP:

i. Deferred income tax and employees’ statutory profit sharing
      Deferred income taxes in accordance with the IAS-12 (revised) require the recording of deferred taxes for temporary differences. The tax basis of the respective items includes the effects of indexing for tax purposes as permitted the tax law (primarily for non monetary items such as fixed assets, concessions and net operating loss carryforwards which is a monetary item). In addition, for IAS purposes, the calculation of the amount of book basis of the temporary differences for non monetary items is determined based on the historical dollar amounts.
      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. Consequently, for the purposes of the FAS 109 calculations, the book basis of the temporary differences in based on the historical local currency amount and the tax indexing of the non monetary items is eliminated. The impact of the

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
U.S. GAAP adjustment reflects primarily the reduction of the deferred tax liability related to the temporary differences resulting from fixed assets and the concession asset.
      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. In the case of TFM, these temporary differences are the same as those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.
      Company recognizes deferred profit sharing taxes for the 10% profit sharing effect of temporary differences and NOLs. The Tax Authorities had challenged the company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way they had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOL’s. Given this, and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities claims are without merit.
      The differences in the net deferred income tax and employees’ statutory profit sharing net assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred income		Deferred profit
	tax assets		sharing tax assets

	2003	2004	2003	2004

Amounts recorded under IFRS	$73,833	$95,942
Amount determined under U.S. GAAP	191,886	193,734	$50,061	$56,617

Net difference	$(118,053)	$(97,792)	$(50,061)	$(56,617)

      Under both IFRS and U.S. GAAP, employee profit sharing would be considered as operating expense.

ii. Deferred financing charges
      During 2004, the Company incurred certain legal expenses totaling $494 related to the amended FARCA agreement which is more fully described in Note 9. In addition during 2002, the Company incurred and capitalized certain legal expenses totaling $231 related with the $180,000 senior notes described in Note 9. Under U.S. GAAP, such legal fees should be expensed as incurred. The U.S. GAAP adjustments reflect the reversal of the amounts capitalized under IFRS. In addition, the U.S. GAAP adjustments reflect the reversal of the amortization recognized under IFRS which totaled $34 and $171 for the years ended December 31, 2003 and 2004, respectively.
      Additionally, the U.S. GAAP reconciliation for the year ended December 31, 2002 reflects the final amortization of $933 for costs capitalized under IFRS in prior years.

iii. Mexrail transaction
      As more fully described in Note 1, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%), being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus, the excess amount was recorded as an increase of fixed asset of $20,557 and a corresponding

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
deferred income tax liability for $9,249. For the years ended December 31, 2004, 2003 and 2002, the additional U.S. GAAP depreciation on this step up adjustment amounted to $357, $612 and $459, respectively. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM (the accounting would not differ from that under IFRS as recorded).
      As more fully described in Note 1, Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      Under IFRS, Grupo TFM recorded a net gain on the sale of the 51% to KCS in the amount of $3.1 million whereas under U.S. GAAP, the sale of the initial 51% would have resulted in a net loss of $6.8 million, due to the higher carrying value of the investment. In addition, given that the sale price for the remaining 49% is fixed and determinable, for U.S. GAAP purposes, the carrying value of the remaining 49% was written down to the expected proceeds of $31.4 million, for an additional U.S. GAAP loss amount of $5.4 million. Under IFRS, the benefit of call option for the sale of the remaining 49% was recognized which was not recognized for U.S. GAAP purposes.
      At December 31, the net carrying value of Mexrail is as follows:

	2003	2004

IFRS	$14,565	$31,398
U.S. GAAP	34,141	31,398

	$19,576	—

      Under IFRS, the remaining 49% interest in Mexrail was classified as a receivable including the value of the call option, whereas as under U.S. GAAP, the investment would be classified as an investment recorded at cost.

iv.	Long-term receivables from stockholder
      As more fully described in Note 11, the Company has two long-term non-interest bearing receivables due from Grupo TFM. One is a non-interest bearing demand receivable while the other, which is related to the Company’s Association in Participation Agreement, is treated under IFRS as a zero-coupon note receivable with an embedded feature linked to the value of the Company’s shares. Under U.S. GAAP, non-interest bearing receivables from stockholders are carried at their face value and embedded derivatives are not recorded. Based on the nature and terms of these receivables, solely for purposes of the U.S. GAAP reconciliation, Note 18 has been revised to reclassify these receivables as reduction of stockholders’ equity and not as an asset as previously reported. As a result, stockholder’s equity under U.S. GAAP as of December 31, 2003 and 2004 reflects reductions in the amount of $661,116 and $661,122, respectively. There is no similar presentation requirement under IFRS. The reclassification had no impact on the Company’s statements of income or cash flows for the years ended December 31, 2002 and 2003.

f)	Other U.S. GAAP presentation differences

i.	Earnings per share
      The weighted average number of shares outstanding for the years ended December 31, 2002, 2003 and 2004 was 1,383,987,505. The net income (loss) per share (basic and diluted) under U.S. GAAP was $0.099 in 2002, $0.025 in 2003 and $0.006 in 2004.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ii.	Intangible assets and long-lived assets
      In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows as of the first step assessing impairment.

iii.	Deferred financing costs
      For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

g)	Effect of recently issued accounting standards as they relate to the Company.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Change in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R will not have material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

h)	Consolidations of Variable Interest Entities
      In January 2003 the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the asset, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.
      In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities”, or “Interpretation 46R”. Interpretation 46R provides additional guidance. The adoption of Interpretation No. 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i) Condensed combined and consolidated balance sheets and income statements
      The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:
Condensed combined and consolidated Balance Sheets

	December 31,

	2003	2004

	(as restated)
Total current assets	$221,787	$252,632
Long term account receivable	1,350	1,233
Concession rights and related assets— Net	1,124,182	1,082,034
Property, machinery and equipment— Net	660,294	558,669
Deferred income taxes and employees’ statutory profit sharing	232,699	250,351
Other non-current assets	38,475	38,308

Total assets	$2,278,787	$2,183,227

Total short-term liabilities	$358,834	$213,178
Total long-term liabilities	806,660	865,399

Total liabilities	1,165,494	1,078,577

Minority interest	(466)	(1,001)

Capital stock	1,758,882	1,758,882
Long-term receivables from stockholder	(661,116)	(661,122)
Treasury shares	(256,130)	(256,130)
Effect on purchase of subsidiary shares	(21,395)	(21,395)
Retained earnings	293,518	285,416

Total stockholders’ equity	1,113,759	1,105,651

Total liabilities and stockholders’ equity	$2,278,787	$2,183,227

Condensed combined and consolidated Statements of Income

	Years ended December 31,

	2002	2003	2004

Transportation revenues	$712,140	$698,528	$699,224
Cost and expenses	539,183	557,330	569,710

Income on transportation	172,957	141,198	129,514
Other expenses— Net	(13,986)	(32,974)	(22,310)

Operating income	158,971	108,224	107,204
Net financing cost	(113,323)	(124,876)	(111,346)

Income (loss) before provision for deferred income taxes and minority interest	45,648	(16,652)	(4,142)
Equity method in associates	1,269	282	41
Current income tax		(10,763)	(7,630)
Deferred income tax benefit (expense)	89,654	60,911	3,095
Minority interest	84	383	534

Net income loss for the year	$136,655	$34,161	$(8,102)

TFM, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 19— SUBSEQUENT EVENT:
     Mexican Supreme Court Cases Relating to Statutory Profit Sharing Accounting (Unaudited)
      The Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability. The Mexican tax authorities had challenged the Company’s calculation of profit sharing liabilities in the late 1990s, but the Company prevailed with a Mexican Fiscal Court ruling in 1999 followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way the Company had been, including the deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes. However, since a technical amendment to the Mexican tax law in 2002, the Mexican tax authorities have objected to the Company’s deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes following such amendment, which objection the Company has challenged in court. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. None of the four cases involved Grupo TFM or TFM. Because these rulings took place subsequent to the issuance of the Company’s 2004 accounts, the decisions do not give rise to a restatement of any amounts recorded as of December 31, 2004. In light of these decisions, the Company’s management is currently assessing the potential impact of these rulings on the Company’s accounting practices relating to the application of NOL carryforwards for its 2005 U.S. GAAP accounting. In the event that the Company had not been able to deduct NOL carryforwards from its profit sharing liabilities in respect of its financial statements through December 31, 2004 for U.S. GAAP reconciliation purposes, such financial statements would have been negatively affected by the elimination of a cumulative amount of U.S.$72.0 million in NOL carryforwards as of December 31, 2004. There would have been no effect on the Company’s financial statements under IFRS, which does not require the establishment of assets or liabilities relating to these carryforwards.
* * *

GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Grupo Transportación Ferroviaria Mexicana, S. A. de C. V.
      We have audited the accompanying consolidated balance sheets of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related combined and consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the combined and consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.
      International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the combined and consolidated financial statements.

PricewaterhouseCoopers, S.C.

/s/ Abraham Fuentes
Abraham Fuentes
Audit Partner
Mexico City,
March 28, 2005

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(Note 1)

	December 31,

	2003	2004

	(Amounts in thousands
	of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	$3,597	$14,245
Accounts receivable — net of allowance for doubtful accounts of $3,921 in 2003 and $3,871 in 2004	101,595	106,014
Amounts due from related parties (Note 11)	1,550	31,569
Taxes recoverable (Note 3)	51,244	41,902
Other accounts receivable — Net (Note 4)	34,046	30,155
Materials and supplies (Note 5)	16,693	21,738
Other current assets (Note 6)	13,090	7,036

Total current assets	221,815	252,659
Long-term account receivable	1,350	1,233
Concession rights and related assets — Net (Note 7)	1,174,217	1,130,917
Property, machinery and equipment — Net (Note 8)	632,431	558,669
Investment held in associate companies (Note 2a.)	8,020	8,061
Intangible assets	1,163	678
Deposits	411	4,324
Deferred income taxes (Note 16)	78,845	100,870

Total assets	$2,118,252	$2,057,411

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term liabilities:
Current portion of long-term debt (Note 9)	$196,652	$68,835
Current portion of capital lease obligations (Note 17)	414	373
Amounts due to related parties (Note 11)	6,150	3,907
Suppliers	76,902	57,169
Advance payments from customers	5,809	3,859
Accounts payable	32,897	44,930
Provisions and accrued expenses (Note 12)	38,079	30,704

Total short-term liabilities	356,903	209,777

Long-term portion of capital lease obligations (Note 17)	1,556	1,255
Long-term debt (Note 9)	745,189	816,659
Other long-term liabilities (Note 13)	33,724	25,204

Total long-term liabilities	780,469	843,118

Total liabilities	1,137,372	1,052,895

Minority interest (Note 2o.)	317,475	322,543

Stockholders’ equity (Note 14):
Common stock, 10,063,570 shares authorized and issued without par value	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	94,863	113,431

Total stockholders’ equity	663,405	681,973

Total liabilities and stockholders’ equity	$2,118,252	$2,057,411

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
(Notes 1)

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands of US dollars, except
	per share amounts)
Transportation revenues	$712,140	$698,528	$699,225

Costs and expenses:
Salaries, wages and employee benefits	124,413	121,762	117,386
Purchased services	163,835	155,594	150,421
Fuel, material and supplies	58,594	71,843	89,381
Other costs	129,428	130,769	127,792
Depreciation and amortization	82,552	86,554	88,375

	558,822	566,522	573,355

Income on transportation	153,318	132,006	125,870

Other expenses — Net (Note 15)	(20,524)	(35,664)	(6,438)

Operating income	132,794	96,342	119,432

Interest income	4,974	1,509	514
Interest expense	(101,722)	(112,641)	(111,973)
Exchange (loss) gain — Net	(17,411)	(13,695)	429

Net financing cost	(114,159)	(124,827)	(111,030)

Equity earnings in associates (Note 2a)	1,269	282	41

Income (loss) before provision for income taxes and minority interest	19,904	(28,203)	8,443
Current and deferred income tax (Note 16)	(30,233)	(32,890)	15,194

(Loss) income before minority interest	(10,329)	(61,093)	23,637
Minority interest	2,341	12,154	(5,069)

Net (loss) income for the year	$(7,988)	$(48,939)	$18,568

Net (loss) income for the year per share (basic and diluted) (Note 2p.)	$(.89)	$(6.45)	$2.45

Weighted average shares outstanding	9,011	7,585	7,585

The accompanying notes are an integral part of these combined and consolidated financial statements.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2003 and 2004
(Notes 1 and 14)

			Effect on
			Purchase of
	Common	Treasury	Subsidiary	Retained
	Stock	Shares	Shares	Earnings	Total

	(Amounts in thousands of US dollars)
Balance at December 31, 2001	$807,008		$17,912	$151,512	$976,432
Effect on purchase of subsidiary shares			(51,474)	278	(51,196)
Treasury shares		$(204,904)			(204,904)
Net loss for the year				(7,988)	(7,988)

Balance at December 31, 2002	807,008	(204,904)	(33,562)	143,802	712,344
Net loss for the year				(48,939)	(48,939)

Balance at December 31, 2003	807,008	(204,904)	(33,562)	94,863	663,405
Net income for the year				18,568	18,568

Balance at December 31, 2004	$807,008	$(204,904)	$(33,562)	$113,431	$681,973

The accompanying notes are an integral part of these combined and consolidated financial statements.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 1)

	Year Ended December 31,

	2002	2003	2004

	(Amounts in thousands of US dollars)
Cash flows from operating activities:
Net (loss) income for the year	$(7,988)	$(48,939)	$18,568

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,552	86,554	88,375
Amortization of discount on senior unsecured debentures and commercial paper	23,158	370	47
Income tax and deferred income tax expense (benefit)	30,233	32,890	(15,194)
Minority interest	(2,341)	(12,154)	5,069
Loss on sale of property, machinery and equipment and write off of cost of property and machinery — Net	6,897	2,909	3,704
Gain on sale of Mexrail’s shares including the call option			7,355
Changes in other assets and liabilities:
Accounts receivable	12,966	(10,999)	(12,399)
Other accounts receivable	(36,915)	21,338	7,680
Materials and supplies	3,068	3,568	(5,696)
Other current assets	(2,170)	(957)	(5,792)
Amounts due to related parties	(4,180)	741	(14,217)
Accounts payable and accrued expenses	13,811	27,269	(3,913)
Other non-current assets and long-term liabilities	(6,345)	(2,926)	12,105

Total adjustments	120,734	148,603	67,124

Net cash provided by operating activities	112,746	99,664	85,692

Cash flows from investing activities:
Net proceeds from sale of Mexrail’s shares			27,147
Investment in Mexrail	(44,000)
Sales of property, machinery and equipment	642	2,390	420
Acquisition of property, machinery and equipment	(89,355)	(73,121)	(41,143)
Acquisition of treasury shares	(162,575)

Net cash used in investing activities	(295,288)	(70,731)	(13,576)

Cash flows from financing activities:
Payments under commercial paper	(340,000)	(37,001)	(10,000)
Proceeds from commercial paper	196,738		20,000
Proceeds from senior notes	175,241
Proceeds from term loan facility	128,000
Principal payment of term loan facility		(18,286)	(71,129)
Principal payments under capital lease obligations	(298)	(298)	(339)

Net cash provided by (used in) financing activities	159,681	(55,585)	(61,468)

(Decrease) increase in cash and cash equivalents	(22,861)	(26,652)	10,648
Cash and cash equivalents:
Beginning of the year	53,110	30,249	3,597

End of the year	$30,249	$3,597	$14,245

Supplemental information:
Cash paid during the year for interest	$58,525	$98,626	$97,604

Non-cash transactions:
Due from Mexican Government	$93,555

Due from related parties	$20,000

Assets acquired through capital lease obligation		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(Amounts in thousands of US dollars ($) or thousands of Pesos (Ps), except number of shares)
NOTE 1 — THE COMPANY:
      Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, S. A. de C. V. (“TFM” or the “Company”), formerly Ferrocarril del Noreste, S. A. de C. V. pursuant to a stock purchase agreement.
      Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company and Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”). The stockholders of Grupo TFM are TMM Multimodal, S. A. de C. V. (“TMM Multimodal”), an indirect subsidiary of Grupo TMM, S. A. de C. V. (“Grupo TMM”), Nafta Rail, S. A. de C. V. (“Nafta”), an indirect subsidiary of Kansas City Southern (“KCS”) and TFM. See Note 14.
      Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.
      TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Támpico and the Mexican/ United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.
      A significant portion of the Company’s employees are covered under a collective bargaining agreement dated July 1, 2003. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.
      On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail Inc. by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.
      For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.
      On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (STB), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of 3.2 million (netted of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option, has also been recognized. Effective August 2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Grupo TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 18. The most significant accounting policies are described below.

a. Consolidation
      The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to Grupo TFM.

Subsidiaries
      Subsidiaries are all entities over which Grupo TFM has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the the voting rights. They are de-consolidated from the date that control ceases.
      The purchase method of accounting is used to account for the acquisition of subsidiaries by Grupo TFM, except for the acquisition of Mexrail in 2002 which was considered a business reorganization of companies under the same control group. Therefore such transaction was accounted at historical cost.
      The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transaction between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Grupo TFM.

Associates
      Associates are all entities over which the Grupo TFM has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      TFM’s 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting.
      When Grupo TFM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognized further losses, unless it has incurred obligations or made payments on behalf of the associate.
      Unrealized gains on transactions between Grupo TFM and its associates are eliminated to the extent of Grupo TFM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation
      Although Grupo TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except Mexrail and its subsidiary until August 2004, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e. historical cost convention).
      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c. Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

d. Accounts receivable
      Accounts receivable are carried at original invoice amount less a provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.
      If it is probable that the Company will not be able to collect amounts due according to the contractual term of receivables, an impairment or bad debt loss is recognized. The amount of the loss is the difference between the carrying value of the assets and the undiscounted future cash flows since these are generally short-term receivables. The carrying amount of the asset is reduced to its estimated recoverable amount through use of an allowance account. The amount of the loss is included in net profit or loss for the period.

e. Materials and supplies
      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

f. Concession rights and related assets
      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(see Notes 7 and 8). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 7) based on their estimated fair value.
      The assets acquired and liabilities assumed include:

(i) The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

(ii) The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

(iii) The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

(iv) Finance lease obligations assumed.

g. Property, machinery and equipment
      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 8).
      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).
      Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement (see Note 15).

h. Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.
      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

i. Employees’ statutory profit sharing
      Employees’ statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2002, 2003 and 2004, there was no basis for employees’ statutory profit sharing.

j. Borrowings
      Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statement over the period of the borrowings.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

k. Seniority premiums
      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2003 and 2004, the Company had a provision of $847 and $1,037, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.
      Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the income statement of in the year in which they become payable.

l. Revenue recognition
      Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries. Revenue is recognized proportionally as a shipment moves from origin to destination.

m. Intangible assets and long-lived assets
      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

n. Leases
      Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

o. Minority interest
      The minority interest reflects the 20% share of the Company held by the Government.

p. Net income (loss) per share
      Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. There are no potential dilutive instruments outstanding therefore basic and diluted earning per share are the same.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

q. Use of estimates
      The preparation of the consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

r. Provisions
      Provisions for insurance claims from customers for merchandise damages during the freight and legal claims are recognized when Grupo TFM has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
      Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

s. Share capital
      Ordinary shares are classified as equity. Grupo TFM does not have other equity instruments besides common stock.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.
      Where any subsidiary purchases Grupo TFM equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders. During 2002, 2003 and 2004 Grupo TFM has not cancelled, reissued or disposed of treasury shares.

t. Financial instruments and hedging activities
      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), and (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
      When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
      The fair values of various derivative instruments used for hedging purposes are disclosed in Note 10.

u. Segments
      Grupo TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).

v. Financial risk management
      (i) Financial risk factors
      Grupo TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures.
      (ii) Foreign exchange risk
      Grupo TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso. Grupo TFM occasionally enters into derivative instruments to cover a portion of this risk.
      These contracts meet Grupo TFM policy for financial instruments, however did not meet the conditions to qualify for hedge accounting, hence are mark to market and accordingly gains and losses related to such transactions are recognized in the income statement. See Note 10.
      (iii) Interest-rate risk
      The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At year end December 31, 2003 and 2004, 80% and 85% were at fixed rates.
      (iv) Concentration of risk
      Over 15.9% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 8% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.

w. Reclassifications
      Certain figures of 2002 and 2003 were reclassified according to 2004 figures.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x. New accounting pronouncements
      In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:

IAS 1 Presentation or Financial Statements

IAS 2 Inventories

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 10 Events after the Balance Sheet

IAS 16 Property, Plant and Equipment

IAS 17 Leases

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 24 Related Party Disclosures

IAS 27 Consolidated and Separate Financial Statements

IAS 28 Investments in Associates

IAS 31 Interests in Joint Ventures

IAS 32 Financial Instruments: Disclosure and Presentation

IAS 33 Earnings per Share

IAS 39 Financial Instruments: Recognition and Measurement

IAS 40 Investment Property
      In February 2004, the International Accounting Board (IASB) issued IFRS 2, Share-based payments.
      The above standards are effective for accounting periods commencing on 1 January 2005, with earlier application encouraged.
      In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
      With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after 1 January 2005. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after 31 March 2004. There were no business combination in 2004.
      The Group has not early adopted any of the revised and new standards in preparing the consolidated financial information.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 3 — TAXES RECOVERABLE:
      Taxes recoverable are summarized below:

	December 31,

	2003	2004

Special tax on production and services	$31,000	$27,700
Withholding tax (Car Hire)	4,917	4,957
Payroll taxes	5,013	5,064
Withholding tax on the sale of Mexrail’s shares		3,268
Value added tax — Net	9,884	83
Other	430	830

	$51,244	$41,902

NOTE 4 — OTHER ACCOUNTS RECEIVABLE — NET:

	December 31,

	2003	2004

Services to foreign railroads	$12,786	$12,150
Car repairs	4,842	8,701
Insurance claims	9,794	3,670
Helm Financial Corporation	2,100	3,600
Employees Union	828	682
Other	3,696	1,352

	$34,046	$30,155

NOTE 5 — MATERIALS AND SUPPLIES:

	December 31,

	2003	2004

General inventory	$15,742	$19,994
Locomotive fuel stock	1,810	2,603
Inventory reserve	(859)	(859)

	$16,693	$21,738

NOTE 6 — OTHER CURRENT ASSETS:

	December 31,

	2003	2004

Prepaid expenses	$4,815	$3,413
Advance to suppliers	5,602	1,623
Prepaid insurance premiums	2,673	2,000

	$13,090	$7,036

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 7 — CONCESSION RIGHTS AND RELATED ASSETS:
      In December 1996, the Mexican Government (the “Government”) granted TFM the Concession (the “Concession”) to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.
      Under the terms of the Concession, the Company has the right to use and is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. The company had complied with its obligations and there was no outstanding obligation to carry out maintenance work at the end of 2004.
      Concession rights and related assets are summarized below:

	2004

	Balance at			Balance at
	Beginning of			End of
	Year — Net of			Year — Net of	Estimated
	Accumulated			Accumulated	Useful
	Amortization	Disposals	Amortization	Amortization	Lives

Land	$115,105		$2,648	$112,457	50
Buildings	25,516		1,162	24,354	27-30
Bridges	63,433		1,822	61,611	41
Tunnels	78,621		2,358	76,263	40
Rail	232,617	$550	10,294	221,773	29
Concrete and wood ties	95,331	725	4,757	89,849	27
Yards	86,587		2,996	83,591	35
Ballast	77,619	2,393	3,891	71,335	27
Grading	338,082		7,779	330,303	50
Culverts	10,244		718	9,526	21
Signals	1,057		55	1,002	26
Other	50,005		1,152	48,853	5-50

	$1,174,217	$3,668	$39,632	$1,130,917

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

	Balance at			Balance at
	Beginning of			End of
	Year — Net of			Year — Net of	Estimated
	Accumulated			Accumulated	Useful
	Amortization	Disposals	Amortization	Amortization	Lives

Land	$117,753		$2,648	$115,105	50
Buildings	26,678		1,162	25,516	27-30
Bridges	65,255		1,822	63,433	41
Tunnels	80,979		2,358	78,621	40
Rail	242,997		10,380	232,617	29
Concrete and wood ties	100,592		5,261	95,331	27
Yards	89,582		2,995	86,587	35
Ballast	82,546	200	4,727	77,619	27
Grading	345,861		7,779	338,082	50
Culverts	10,962		718	10,244	21
Signals	1,112		55	1,057	26
Other	51,170		1,165	50,005	5-50

	$1,215,487	$200	$41,070	$1,174,217

      Accumulated amortization of the concession rights as of December 31, 2003 and 2004, was $299.1 million and $342.4 million, respectively.
      Amortization of concession rights was $40.2 million, $41.0 million, and $39.6 for the years ended December 31, 2002, 2003 and 2004, respectively.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 8 — PROPERTY, MACHINERY AND EQUIPMENT:
      Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under finance lease arrangements (see Note 17). Legal title to the purchased assets was transferred to TFM at that time.

	2004

	Balance at						Balance at
	Beginning of						End of	Estimated
	Year — Net of				Fixed(1)		Year — Net of	Useful
	Accumulated			Transfer and	Asset		Accumulated	Lives
	Depreciation	Additions	Disposals	Others	Mexrail	Depreciation	Depreciation	(Years)

Locomotives	$100,035				$153	$11,610	$88,272	14
Freight cars	57,402		$84	$395	2,685	4,679	50,349	12-16
Machinery of workshop	5,448	$28			81	1,948	3,447	8
Machinery of road	20,190	57	3	4,824	357	2,139	22,572	14
Terminal and other equipment	49,361	1,312	1,129	6,965	4,974	4,103	47,432	1-15
Track Improvement	276,003	12,554		17,514	36,672	10,833	258,566	15-48
Buildings	5,977	30		(95)	845	191	4,876	20
Overhaul	44,807	7,241				11,368	40,680	8

	559,223	21,222	1,216	29,603	45,767	46,871	516,194
Land(2)	37,427	25			10,545		26,907
Construction in progress	35,781	19,896		(29,603)	10,506		15,568

	$632,431	$41,143	$1,216	$—	$66,818	$46,871	$558,669

(1)	Effect of deconsolidation of Mexrail as a result of sale to KCS (see Note 1).

(2)	Includes land under finance lease amounting to $3.0 and $3.0 in 2003 and 2004, respectively,

	2003

	Balance at					Balance at
	Beginning of					End of	Estimated
	Year — Net of					Year — Net of	Useful
	Accumulated			Transfer and		Accumulated	Lives
	Depreciation	Additions	Disposals	Others	Depreciation	Depreciation	(Years)

Locomotives	$111,644				$11,609	$100,035	14
Freight cars	66,023	$122	$3,356		5,387	57,402	12-16
Machinery of workshop	7,000	5		$387	1,944	5,448	8
Machinery of road	21,712	310		78	1,910	20,190	14
Terminal and other equipment	35,528	1,212	177	17,951	5,153	49,361	1-15
Track improvement	234,769	27,391		22,939	9,096	276,003	15-48
Buildings	5,368	820	34		177	5,977	20
Overhaul	45,246	9,758			10,197	44,807	8

	527,290	39,618	3,567	41,355	45,473	559,223
Land	37,607	18	198			37,427
Construction in progress	44,470	33,485		(42,174)		35,781

	$609,367	$73,121	$3,765	$(819)	$45,473	$632,431

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accumulated depreciation of property, machinery and equipment as of December 31, 2003 and 2004, was $242.1 million and $259.4 million, respectively.
      Depreciation of property, machinery and equipment was $42.8 million in 2002, $45.5 million in 2003 and $46.9 in 2004.
NOTE 9 — FINANCING:
      Financing is summarized as follows:

	December 31,

	2003	2004

	Net	Net
	Borrowings	Borrowings

Short-term debt:
Commercial paper(1)	$84,407
Current portion of long-term debt:
First Amended and Restated Credit Agreement(3)		$64,762
Term loan facility(2)	108,333
Interest payable	3,912	4,073

	$196,652	$68,835

	December 31,

	2003	2004

	Net	Net
	Borrowings	Borrowings

Long-term debt:
Senior notes due 2007(4)	$150,000	$150,000
Senior discount debentures(5)	437,254	438,598
Senior notes due 2012(6)	157,935	161,824
First Amended and Restated Credit Agreement(3)		66,237

	$745,189	$816,659

(1)	Commercial paper
      The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 1.28% and 1.17%, respectively. See (3) for refinancing.

(2)	Term loan facility
      The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 3.97% and 3.78%, respectively. See (3) for refinancing.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	First Amended and Restated Credit Agreement due 2006
      On June 24, 2004 the Company concluded negotiating with its lender for the amendments to the Term Loan and also the refinancing of its Commercial Paper Program to extend the final maturity date to September 17, 2006. Under the amendment, both facilities are comprised under one single term loan named First Amended and Restated Credit Agreement (FARCA). Amounts outstanding under the FARCA facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.
      The (FARCA) is a two year term loan in the amount of $186,429 ($162,570 in US dollar and $23,858 in Pesos). The dollar loan as well as the peso loan shall be payable in consecutive semiannual installments beginning in September 2004 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the FARCA rank at least pari passu with the other senior unsecured indebtedness.
      The average interest rate for the year ended December 31, 2004 was 4.42% for the US dollar portion and 9.96% for peso portion.
      Interest expense related with the FARCA amounted to $4,285, for the year ended December 31, 2004.

(4)	Senior notes due 2007
      In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.
      Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2002, 2003 and 2004.

(5)	Senior discount debentures (“SDD”)
      The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.
      Interest expense related with the SDD amounted $53,406, $54,796 and $54,796 during 2002, 2003 and 2004, respectively.

(6)	Senior notes due 2012
      In 2002, TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 14).
      In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and, subject to certain limitations.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.
      The Company incurred and accounted for as transaction costs $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.
      Interest expense related with the senior notes due 2012 amounted to $23,659, for the year ended December 31, 2003 and 2004.

Covenants
      The agreements related to the above-mentioned loans include certain affirmative and negative covenants customary covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo TFM and subsidiaries were in compliance at December 31, 2004.
      Maturity of long-term debt is as follows:

	December 31,

	2003	2004

	Net	Net
	Borrowings	Borrowings

2006		$66,237
2007	$150,000	150,000
2008
2009	595,189	438,598
2010 and thereafter		161,824

	$745,189	$816,659

NOTE 10 — FINANCIAL INSTRUMENTS:

Fuel swap contracts
      The Company may occasionally seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covered approximately 25% of estimated annual fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.
      As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849.
      The Company had not acquired any fuel future contracts during 2004 therefore, the Company did not have any fuel future contracts at December 31, 2004.

Foreign exchange contracts
      The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.
      The nature and quantity of any hedging transactions will be determined by Management based upon net assets exposure and market conditions.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired in May 29, 2003.
      Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.
      As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps.12.50 each one per dollar. These options expired on September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.
      As of December 31, 2004, the Company had two Mexican peso call options outstanding in the notional amount of $1.2 million and $1.7 million, respectively, based on the average exchange rate of Ps13.50 each one per dollar. These options will expire in September 12 and May 30, 2005, respectively. The premiums paid were $24 and $35, respectively, and were expensed since these contracts did not qualify for hedge accounting.
      As of December 31, 2003 and 2004 the Company did not have any outstanding forward contracts.

Fair value of financial instruments
      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.
      The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2003 was $142,922 and $446,956, and at December 31, 2004 was $159,750 and $451,816, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2003 and 2004 was $205,200 and $209,700, respectively. The fair value based on the quoted market prices for the first amended and restated credit agreement (FARCA) at December 31, 2004 was $133,685.

Foreign currency balances
      At December 31, 2003 Grupo TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million and Ps1,137 million and Ps 374 million, at December 31, 2004, respectively. At December 31, 2003 and 2004 the exchange rate was Ps11.23 and Ps11.14 per US dollar, respectively. At March 28, 2005, date of issuance of these consolidated financial statements, the exchange rate was Ps11.19 per US dollar.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 11 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

	2003	2004

(1)Accounts receivable:
Terminal Ferroviaria del Valle de México, S. A. de C. V	$1,550
KCS — receivable related to Mexrail(2)		$31,398
Other Grupo TMM’s subsidiaries		171

	$1,550	$31,569

(1) Accounts payable:
KCS	$4,345	$746
Terminal Ferroviaria del Valle de México, S. A. de C. V		3,068
Other Grupo TMM’s subsidiaries	1,805
Tex-Mex Railway		93

	$6,150	$3,907

(1)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(2)	Account receivable related to the remaining 49% interest in Mexrail including the value of the call option.
      The most important transactions with related parties are summarized as follows:

	Year Ended December 31,

	2002	2003	2004

Transportation revenue	$10,375	$13,784	$8,148

Terminal service	$(9,933)	$(8,605)	$(10,713)

Car lease	$(1,947)	$(2,256)	$(2,482)

Locomotive and car repair	$(49)	$8	$123

Management fee(a)	$(2,500)	$(2,500)	$(2,500)

Locomotive equipment lease	$(1,834)	$2,127	$3,638

Other	$295	$299	$448

      The principal services sold by TFM were general freight and locomotive equipment lease and the principal services received by TFM were terminal services, car lease and management services. These services are usually negotiated with related parties on a cost-plus basis.

(a)	Grupo TMM management services agreement
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

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	KCS Transportation Company (“KCSTC”) management services agreement
      The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

Amendments
      On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic annual renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM each are entitled to receive management fees equivalent to an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.
NOTE 12 — PROVISION AND ACCRUED EXPENSES:

Provisions

	Insurance
	Claims from
	Customers for
	Merchandise
	Damages
	During the	Other
	Freight	Provisions	Total

At January 1, 2004	$2,512	$1,980	$4,492
Charged to consolidated income statement
Additional provision	84,102	10,625	94,727
Unused amounts reversed		(1,318)	(1,318)
Used during the year	(81,868)	(10,955)	(92,823)

At 31 December 2004	$4,746	$332	$5,078

	Insurance
	Claims from
	Customers for
	Merchandise
	Damages
	During the	Other
	Freight	Provisions	Total

At January 1, 2003	$1,703	$1,788	$3,491
Charged to consolidated income statement
Additional provision	5,778	11,049	16,827
Used during the year	(4,969)	(10,857)	(15,826)

At 31 December 2003	$2,512	$1,980	$4,492

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accrued Expenses are summarized below:

	December 31,

	2003	2004

Salaries and wages	$8,397	$6,561
Purchased services	18,179	12,337
Car repair and locomotive maintenance	7,011	6,728

	$33,587	$25,626

Total provisions and accrued expenses	$38,079	$30,704

NOTE 13 — OTHER LONG-TERM LIABILITIES:

	December 31,

	2003	2004

Alstom Transportes	$21,828	$13,867
Tax payable(1)	9,956	9,956
Seniority premium	847	1,037
Other	1,093	344

	$33,724	$25,204

(1)	Withholding tax payable in 2009 which is the maturity date for the senior discount debentures. (See Note 9).
NOTE 14 — STOCKHOLDERS’ EQUITY:
      Grupo TFM’s capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series “A” shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series “B” shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series “L” shares with restricted voting rights, which are not entitled to a dividend preference.
      In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the “call option”) to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 9) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

	Number of
	Shares (Fixed	Number of Shares
	Portion of	(Variable Portion of
Stockholders	Capital Stock)	Capital Stock)

	Series “A”	Series “A”
TMM Multimodal	25,500	3,842,901
	Series “B”	Sub-series “B”
Nafta	24,500	3,692,199
		Sub-series “L-2”
TFM (treasury shares)		2,478,470

Total	50,000	10,013,570

      Pursuant to the new shares sub-series “L-2” granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series “L-2” shares have no voting rights. Grupo TFM Sub-series “L-2” shares do not confer upon the holders thereof any right to preference dividends.
      The sub-series “L-1” shares that were previously held the by Government were cancelled as the call option was exercised by TFM.
      The Government retained a 20% interest in TFM’s shares and reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See Note 17.
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007 , respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 15 — OTHER EXPENSES NET:

	December 31,

	2002	2003	2004

Fees in VAT Lawsuit(1)	$(6,260)	$(26,701)	$(5,827)
Loss on sale of property and equipment	(5,030)	(1,857)	(65)
Cost of property and equipment write off(2)	(1,867)	(1,052)	(3,639)
Costs of locomotive sublease	(1,256)	(1,240)	(1,138)
Electric locomotive maintenance	(2,428)	(2,428)	(958)
Maintenance and electricity to catenary	(1,884)	(1,781)	(966)
Gain on Mexrail transaction			7,355
Gain on sale of Hercules Mariscala Line	2,384
Recoverable income tax		1,222	144
Other — Net	(4,183)	(1,827)	(1,344)

	$(20,524)	$(35,664)	$(6,438)

(1)	As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. (See Note 17).

(2)	Property and equipment damaged in railroad repairs that is written off and replaced by new property and equipment.
NOTE 16 — INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax
      Grupo TFM and its subsidiaries compute income tax on an individual basis. However, Grupo TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM’s consolidated tax result. Thus, Arrendadora TFM owes income tax of $2,551 and $1,814 to Grupo TMM as of December 31, 2003 and has made advanced during 2004 amounting $1,841 which will be credited by TMM in the annual tax return.
      Grupo TFM and its subsidiaries had historical consolidated losses (income) for tax purposes of $401,415, $234,403 and ($50,222) for the years ended December 31, 2002, 2003 and 2004, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The expense (benefit) for income tax charged to income was as follows:

	Year Ended December 31,

	2002	2003	2004

Current income tax expense	$—	$10,763	$7,630
Deferred income tax expense	30,233	22,127	(22,824)

Net income tax expense (benefit)	$30,233	$32,890	$(15,194)

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year Ended December 31,

	2002	2003	2004

Income (loss) before income tax	$19,904	$(28,203)	$8,443

Income tax at 35% in 2002 and 34% in 2003 and 33% in 2004	$6,967	$(9,589)	$2,786
(Decrease) increase resulting from:
Effects of inflationary and devaluation components	(43,251)	15,347	18,949
Indexation of depreciation and amortization	48,117	30,154	(18,329)
Effects of inflation and remeasurement of tax loss carryforwards	14,281	(9,222)	(25,098)
Non-deductible expenses	2,128	578	453
Change in tax rates	(1,837)	2,992	4,226
Other — Net	3,828	2,630	1,819

Net deferred income tax expense (benefit)	$30,233	$32,890	$(15,194)

      According to the amendments to the Mexican Income Tax Law enacted in 2004, the income tax rate will decrease one percent per year from 30% starting in 2005 up to 28% in 2007.
      The components of deferred tax assets and (liabilities) are comprised of the following:

	December 31,

	2003	2004

Tax-loss carryforwards	$478,947	$442,613
Inventories and provisions — Net	20,597	29,188
Machinery and equipment	(48,224)	(32,540)
Concession rights	(367,949)	(335,128)
Other	(4,526)	(3,263)

Net deferred income tax asset	$78,845	$100,870

      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future tax profits expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best estimate as of this date.

Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2002, 2003 and 2004.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax loss carryforwards
      At December 31, 2004 Grupo TFM and its subsidiaries had consolidated tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in next page.

	Inflation-Indexed
	Amounts as of
	December 31,	Year of
Year in Which Loss Arose	2004	Expiration

1997	$228,096	2046
1998	358,895	2046
1999	9,569	2046
2000	169,249	2046
2001	72,695	2046
2002	421,718	2012
2003	305,240	2046

	$1,565,462

NOTE 17 — COMMITMENTS AND CONTINGENCIES:

Commitments:

Concession duty
      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2002, 2003 and 2004 the concession duty expense amounted to $3,267, $3,599 and $3,359, respectively, which was recorded as an operating expense.

Finance lease obligations
      At December 31, 2003 and 2004, the outstanding indebtedness corresponds to two land financial leases for a period of ten years, in which TFM has the option to purchase at the end of the agreement term.

Locomotives operating leases
      In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2004, the Company had received 150 locomotives. Rents under these agreements amounted $29.1 million in 2002, $29.1 million in 2003 and $29.1 million in 2004.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum payments, by year and in the aggregate, under the aforementioned leases are as follows:

	At December 31,

Year Ending December 31,	2003	2004

2004	$29,135
2005	29,095	$29,095
2006	29,095	29,095
2007	29,095	29,095
2008 and thereafter	29,135	29,095
2009 and thereafter	315,038	29,095
2010 and thereafter		285,983

	$460,593	$431,458

Railcars operating leases
      The Company leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

	At December 31,

Year Ending December 31,	2003	2004

2004	$31,930
2005	15,592	$33,871
2006	12,642	31,255
2007	10,433	27,139
2008	9,498	23,168
2009 and thereafter	40,942	18,233
2010 and thereafter		60,107

	$121,037	$193,773

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

Track maintenance and rehabilitation agreement
      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya — Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $35.6 million in 2002, $3.4 million in 2003 and $3.4 million in 2004. Under this agreement, the Company estimates receiving future services totally $27 million in the following 10 years.

Fuel purchase agreement
      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

Fuel freight service agreement
      On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

	Minimum	Maximum

2004	Ps 98,769	Ps 246,922
2005	98,769	246,922
2006	65,756	164,390

	Ps 263,294	Ps 658,234

Contingencies:

A) Value Added Tax Lawsuit
      The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax (“VAT”) paid in connection with the Acquisition (see Note 1).
      On September 25, 2002 the Mexican Magistrates Court of the First District (the “Federal Court”) issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a VAT refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.
      On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (“amparo”) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.
      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.
      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million.
      On January 20, 2004, the Mexican Fiscal Administration Service (“Servicio de Administración Tributaria” or “SAT”) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. In the preliminary summation finding, the SAT noted that the Company, “... wrongfully declared a VAT receivable for Ps2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal...” and as a result, the VAT cannot be credited. TFM believes the claim has no merits and as of this date, no tax liability has been levied against TFM.
      On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.
      On November 24, 2004, the Federal Appeals court ordered the issuance of the VAT refund certificate to TFM including the effects of inflation and interest on the original claimed amount. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the sense of the resolution of the Federal Appeals Court in its resolution on January 26th, 2005. The Fiscal Court ordered the Mexican Treasury to issue to TFM a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the Certificate would be Ps12,375 million as of December 31, 2004 (approximately $1.1 billion dollars at the then exchange rate).
      On February 18, 2005 a favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, recognized TFM’s legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million pesos), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.
      As of December 31, 2004, no gain has been reflected for financial reporting purposes.

B) The Mexican Government Put
      In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comisión

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Nacional Bancaria y de Valores-“CNBV”, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.
      Additionally, TFM’s bid contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores-“BMV”, at the initial offering prices plus respective interest”.
      The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

1. Register the TFM shares with the BMV;

2. Receive the approval of the CNBV to exercise the put;

3. Request that TFM provide all information necessary to place the Government’s equity stake in the equity markets; and

4. Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.
      When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government.
      The price of the Government’s interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIS (representing Ps5,264 million, or approximately $468.4 million). This amount may not be equal to the fair market value of the Mexican Government’s interest.
      Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government’s shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government’s TFM shares would be made through the SAT.
      Grupo TFM requested that a federal court review the SCT’s communications with respect to the Government’s put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government’s put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).
      However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM’s obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Government has the right to first put the shares to Grupo TFM although Grupo TFM has not obligation to acquire such shares. In the event that Grupo TFM does not acquire the shares, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government’s interest (jointly liable). Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government’s interest to require the other party to purchase its pro rata portion of such interest.
      In 2004, those procedures continue under litigation and therefore are pending of final resolution. No amounts have been recognized in these financial statements related to the put.

C) Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) disputes
      TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.
      In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the “amparo” proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new “amparo” proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.
      In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.
      TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.
      In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an “amparo” proceeding against such suspension and Ferromex appealed the resolution granting the “amparo” to

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this “amparo” proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.
      Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.
      In 2004 those procedures continue under litigation and therefore are pending of final resolution.

D) Dispute between Grupo TMM and KCS
      On April 20, 2003, Grupo TMM entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo TMM’s interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have the right to receive an additional earn out of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by (i) holders of Grupo TMM existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
      On August 18, 2003, Grupo TMM’s shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM’s Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement.
      KCS disputed Grupo TMM rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties submitted these disputes to binding arbitration.
      In March 2003, Grupo TMM announced that the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo TMM’s shareholders in its vote on August 18, 2003, did not authorize Grupo TMM to terminate the Agreement. Accordingly, the three-member panel indicated the Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM’s shareholders is a “condition” of the Agreement.
      On December 15, 2004, KCS entered into a new Acquisition Agreement with Grupo TMM and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the Acquisition Agreement, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200.0 million in cash, 18 million shares of KCS common stock, $47.0 million in a two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110.0 million payable in a combination of cash and stock related to the final resolution of the VAT claim and PUT as such term is defined in the Acquisition Agreement.
      As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and TMM would be dismissed. (See note 19).

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E) Other Legal Disputes involving KCS
      Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such board meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM’s November 24, 2003 shareholders’ meeting. The Company believes that KCS’s claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on Grupo TFM or TFM.
      As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and Grupo TFM would be dismissed.

F) Other legal proceedings

•	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

•	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has the transfer pricing study from 2003 and is in the process of updating such report.

•	In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

•	The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM’s 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.
NOTE 18 — RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:
      The Company’s combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders’ equity.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a) Reconciliation of net income

		Year Ended December 31,
	Reference to
	Subnote d.	2002	2003	2004

Net income (loss) under IFRS		$(7,988)	$(48,939)	$18,568
Deferred income tax (expense) benefit	i	121,738	84,379	(19,904)
Deferred employees’ statutory profit sharing expense	i	25,792	11,528	6,556
Reversal of capitalized IFRS deferred charges	ii	(231)		(494)
Reversal of IFRS amortization of deferred charges	ii	933	34	171
Depreciation of the purchase price partial step up related to Mexrail		(459)	(612)	(357)
Adjustment to carrying value of Mexrail due to disposition	iii			(19,576)
Effect of U.S. GAAP adjustments on minority interest		(29,601)	(19,076)	6,690

Net income (loss) under U.S. GAAP		$110,184	$27,314	$(8,346)

b) Reconciliation of stockholders’ equity

		December 31,
	Reference to
	Subnote d.	2003	2004

Stockholders’ equity under IFRS		$663,405	$681,973
Deferred income tax	i	117,338	97,434
Deferred employees’ statutory profit sharing	i	50,221	56,777
Deferred charges, net	ii	(197)	(520)
Effect of partial step up of Mexrail, net	iii	19,933	—
Effect of U.S. GAAP adjustments on minority interest		(37,514)	(30,824)

Stockholders’ equity under U.S. GAAP		$813,186	$804,840

c) Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,

	2003	2004

Balance at beginning of the year	$785,872	$813,186
Net income (loss) for the year	27,314	(8,346)

Balance at end of the year	$813,186	$804,840

d) Significant quantified differences between IFRS and U.S. GAAP:

i. Deferred income tax and employees’ statutory profit sharing
      Deferred income taxes in accordance with the IAS-12 (revised) require the recording of deferred taxes for temporary differences. The tax basis of the respective items includes the effects of indexing for tax purposes as permitted the tax law (primarily for non monetary items such as fixed assets, concessions and net operating loss carryforwards which is a monetary item). In addition, for IAS purposes, the calculation of the

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount of book basis of the temporary differences for non monetary items is determined based on the historical dollar amounts.
      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. Consequently, for the purposes of the FAS 109 calculations, the book basis of the temporary differences in based on the historical local currency amount and the tax indexing of the non monetary items is eliminated. The impact of the U.S. GAAP adjustment reflects primarily the reduction of the deferred tax liability related to the temporary differences resulting from fixed assets and the concession asset.
      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. In the case of Grupo TFM, these temporary differences are the same as those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.
      Company recognizes deferred profit sharing taxes for the 10% profit sharing effect of temporary differences and NOLs. The Tax Authorities had challenged the company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way they had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOL’s. Given this, and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities claims are without merit.
      The differences in the net deferred income tax and employees’ statutory profit sharing net assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred Income		Deferred Profit Sharing
	Tax Assets		Tax Assets

	2003	2004	2003	2004

Amounts recorded under IFRS	$78,845	$100,870
Amount determined under U.S. GAAP	196,183	198,304	$50,221	$56,777

Net difference	$(117,338)	$(97,434)	$(50,221)	$(56,777)

      Under both IFRS and U.S. GAAP, employee profit sharing would be considered as operating expense.

ii. Deferred financing charges
      During 2004, the Company incurred certain legal expenses totaling $494 related to the amended FARCA agreement which is more fully described in Note 9. In addition during 2002, the Company incurred and capitalized certain legal expenses totaling $231 related with the $180,000 senior notes described in Note 9. Under U.S. GAAP, such legal fees should be expensed as incurred. The U.S. GAAP adjustments reflect the reversal of the amounts capitalized under IFRS. In addition, the U.S. GAAP adjustments reflect the reversal of the amortization recognized under IFRS which totaled $34 and $171 for the years ended December 31, 2003 and 2004, respectively.
      Additionally, the U.S. GAAP reconciliation for the year ended December 31, 2002 reflects the final amortization of $933 for costs capitalized under IFRS in prior years.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii. Mexrail transaction
      As more fully described in Note 1, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%), being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus, the excess amount was recorded as an increase of fixed asset of $20,557 and a corresponding deferred income tax liability for $9,249. For the years ended December 31, 2004, 2003 and 2002, the additional U.S. GAAP depreciation on this step up adjustment amounted to $357, $612 and $459, respectively. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM (the accounting would not differ from that under IFRS as recorded).
      As more fully described in Note 1, Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      Under IFRS, Grupo TFM recorded a net gain on the sale of the 51% to KCS in the amount of $3.1 million whereas under U.S. GAAP, the sale of the initial 51% would have resulted in a net loss of $6.8 million, due to the higher carrying value of the investment. In addition, given that the sale price for the remaining 49% is fixed and determinable, for U.S. GAAP purposes, the carrying value of the remaining 49% was written down to the expected proceeds of $31.4 million, for an additional U.S. GAAP loss amount of $5.4 million. Under IFRS, the benefit of call option for the sale of the remaining 49% was recognized which was not recognized for U.S. GAAP purposes.
      At December 31, the net carrying value of Mexrail is as follows:

	2003	2004

IFRS	$14,565	$31,398
US GAAP	34,141	31,398

	$19,576	—

      Under IFRS, the remaining 49% interest in Mexrail was classified as a receivable including the value of the call option, whereas as under US GAAP, the investment would be classified as an investment recorded at cost.

e) Other U.S. GAAP presentation differences

i. Earnings per share
      The weighted average number of shares outstanding for the years ended December 31, 2002, 2003 and 2004 was 9,011,069; 7,585,100 and 7,585,100, respectively. The net income (loss) per share (basic and diluted) under U.S. GAAP was $12.23 in 2002, $3.60 in 2003 and ($1.10) in 2004.

ii. Intangible assets and long-lived assets
      In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows as of the first step assessing impairment.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iii. Deferred financing costs
      For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

iv. Association in Participation Agreement
      On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,300,000 of TFM’s shares. The sale of the shares covered by this agreement shall be made no later than the fifteenth anniversary of the date of this agreement. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438, which Grupo TFM used to make the second payment of the stock purchase agreement.
      The price obtained from the sale of TFM’s shares covered by this agreement shall be applied as follows: (a) first, to return TFM the payment of the principal amount of its non-interest bearing receivable; (b) second, to the taxes which may result from the sale of the TFM’s shares covered by this agreement; and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, with 99% to TFM and 1% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed 1% to TFM and 99% to Grupo TFM.
      Based on the nature and terms of this receivable, solely for purposes of the U.S. GAAP balance sheet included herein, although the intercompany note of $593,438 has been eliminated in the consolidated financial statements of Grupo TFM, a portion of such intercompany note receivable related to the Mexican Government’s minority interest (20%) in TFM has been presented as a liability rather than minority interest. Such presentation is not required under IFRS and had no impact on the majority shareholder’s equity, cash flows, or net income on a U.S. GAAP basis.

f) Effect of recently issued accounting standards as they relate to the Company.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Change in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R will not have material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. “EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

g) Consolidations of Variable Interest Entities
      In January 2003 the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the asset, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.
      In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities”, or “Interpretation 46R”. Interpretation 46R provides additional guidance. The adoption of Interpretation No. 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

h) Condensed combined and consolidated balance sheets and income statements
      The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:

	Condensed Combined and
	Consolidated Balance Sheets
	December 31,

	2003	2004

Total current assets	$221,815	$252,659
Long-term account receivable	1,350	1,233
Concession rights and related assets — Net	1,174,217	1,130,917
Property, machinery and equipment — Net	660,294	558,669
Deferred income taxes and employees’ statutory profit sharing	238,474	255,081
Other non-current assets	37,514	36,403

Total assets	$2,333,664	$2,234,962

Total short-term liabilities	$358,829	$211,402
Total long-term liabilities	925,348	984,087

Total liabilities	1,284,177	1,195,489

Minority interest	236,301	234,633

Capital stock	807,008	807,008
Treasury Shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(17,115)	(17,115)
Retained earnings	228,197	219,851

Total stockholders’ equity	813,186	804,840

Total liabilities and stockholders’ equity	$2,333,664	$2,234,962

GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Combined
	and Consolidated
	Statements of Income

	Years Ended December 31,

	2002	2003	2004

Transportation revenues	$712,140	$698,528	$699,224
Cost and expenses	541,254	558,481	570,861

Income on transportation	170,886	140,047	128,363
Other expenses — Net	(12,990)	(32,755)	(22,309)

Operating income	157,896	107,292	106,054
Net financing cost	(113,226)	(124,827)	(111,352)

Income (loss) before provision for deferred income taxes and minority interest	44,670	(17,535)	(5,298)
Equity method in associates	1,269	282	41
Current income tax		(10,763)	(7,630)
Deferred income tax benefit (expense)	91,505	62,252	2,920
Minority interest	(27,260)	(6,922)	1,621

Net income (loss) for the year	$110,184	$27,314	$(8,346)

NOTE 19 — SUBSEQUENT EVENTS:

a)	The shareholders of Grupo TMM approved unanimously the Board of Directors’ recommendation to sell TMM’s 51 percent voting interest in Grupo TFM to KCS at a shareholder meeting held on January 11, 2005.

b)	Mexican Supreme Court Cases Relating to Statutory Profit Sharing Accounting (Unaudited)
      The Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability. The Mexican tax authorities had challenged the Company’s calculation of profit sharing liabilities in the late 1990s, but the Company prevailed with a Mexican Fiscal Court ruling in 1999 followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way the Company had been, including the deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes. However, since a technical amendment to the Mexican tax law in 2002, the Mexican tax authorities have objected to the Company’s deduction of NOL carryforwards in the calculation of net taxable income for profit sharing purposes following such amendment, which objection the Company has challenged in court. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. None of the four cases involved Grupo TFM or TFM. Because these rulings took place subsequent to the issuance of the Company’s 2004 accounts, the decisions do not give rise to a restatement of any amounts recorded as of December 31, 2004. In light of these decisions, the Company’s management is currently assessing the potential impact of these rulings on the Company’s accounting practices relating to the application of NOL carryforwards for its 2005 U.S. GAAP accounting. In the event that the Company had not been able to deduct NOL carryforwards from its profit sharing liabilities in respect of its financial statements through December 31, 2004 for U.S. GAAP reconciliation purposes, such financial statements would have been negatively affected by the elimination of a cumulative amount of U.S.$72.0 million in NOL carryforwards as of December 31, 2004. There would have been no effect on the Company’s financial statements under IFRS, which does not require the establishment of assets or liabilities relating to these carryforwards.

EXHIBIT INDEX

1.1	Unofficial English language translation of the corporate by-laws (Estatutos Sociales) of TFM, S.A. de C.V., as amended.

1.2	Unofficial English language translation of the corporate by-laws (Estatutos Sociales) of Grupo TFM, S.A. de C.V., as amended.

2.1	Indenture, dated as of June 16, 1997, among TFM, S.A. de C.V., Grupo TFM, S.A. de C.V., The Bank of New York, as trustee, and Bankers Trust Luxembourg, S.A., as a paying agent, relating to $150,000,000 of 10.25% Senior Notes due 2007 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.1 of our registration statement on Form F-4, File No. 333-08322).

2.2	First Supplemental Indenture, dated as of May 21, 2002, TFM, S.A. de C.V., Grupo TFM, S.A. de C.V., as guarantor, The Bank of New York, as trustee, and Deutsche Bank Luxembourg S.A., as the paying agent, to the Indenture, dated June 16, 1997 (incorporated herein by reference to Exhibit 2.2 of our annual report on Form 20-F for fiscal year 2002).

2.3	Indenture, dated as of June 13, 2002, between TFM, S.A. de C.V. and The Bank of New York, as trustee, relating to $180,000,000 of 12.50% Senior Notes due 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.3 of our registration statement on Form F-4, File No. 333-102222).

2.4	Indenture, dated as of April 19, 2005, between TFM, S.A. de C.V. and The Bank of Nova Scotia Trust Company of New York, as trustee and paying agent relating to $460,000,000 of 9 3/8% Notes due 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.2 of our Form 8-K filed on April 25, 2004).

2.5	Registration Rights Agreement, dated April 19, 2005, among TFM, S.A. de C.V. and the placement agents engaged in the offering of the 9 3/8% Notes de 2012 of TFM, S.A. de C.V. (incorporated herein by reference to Exhibit 4.1 of our Form 8-K filed on April 25, 2004).

4.1	Concession title granted by the Secretaría de Comunicaciones y Transportes (Ministry of Transportation) in favor of Ferrocarril del Noreste, S.A. de C.V., dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-08322).

4.2	Amendment, dated February 12, 2001, of Concession title granted by Ministry of Transportation in favor of TFM, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM’s annual report on Form 20-F for fiscal year 2000).

4.3	Sale Purchase Agreement, dated January 31, 1997, among the United Mexican States (represented by the Mexican Treasury), FNM (acknowledged by the Mexican Communication and Transportation Ministry) as sellers, and Grupo TFM (f/k/a Transportación Ferroviaria Mexicana, S. de R.L. de C.V.), as buyer, relating to the capital stock of Ferrocarril del Noreste, S.A. de C.V. (incorporated herein by reference to Exhibit 2.2 of our registration statement on Form F-4, File No. 333-08322).

4.4	Amendment to Sale Purchase Agreement, dated as of June 9, 1997, to the Sale Purchase Agreement, dated January 31, 1997, among the United Mexican States (represented by the Mexican Treasury), Grupo TFM, Grupo TMM (f/k/a Transportación Marítima Mexicana, S.A. de C.V.) and KCS (f/k/a Kansas City Southern Industries, Inc.), with the appearance of the Ministry of Transportation.

4.5	First Amended and Restated Credit Agreement, dated as of June 24, 2004, among TFM, as borrower, JPMorgan Chase Bank, as administrative agent and the banks named therein.

4.6	First Waiver and Amendment to the Credit Agreement, dated as of April 18, 2005, among TFM, several banks party thereto and JPMorgan Chase Bank, N.A. (f/k/a JPMorgan Chase Bank), as administrative agent.

4.7	Stock Purchase Agreement, dated as of August 16, 2004, among Grupo TMM, TFM and Kansas City.

4.8	Amended and Restated Acquisition Agreement, dated December 15, 2004, among Kansas City, Kara Sub, Inc., KCS Investment I, Ltd., KCS Acquisition Subsidiary, Inc., Caymex Transportation, Inc., Grupo TMM, TMM Holdings, S.A. de C.V., TMM Multimodal, S.A. de C.V. and Grupo TFM amending and restating the Stock Purchase Agreement, dated April 15, 2005.

8.1	List of subsidiaries of Grupo TFM and TFM.

11.1	Unofficial English language translation of TFM’s Code of Ethics (incorporated herein by reference to Exhibit 11.1 to our annual report on Form 20-F for fiscal year 2003).

12.1	Certification of the principal executive officer of TFM and Grupo TFM required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer of TFM and Grupo TFM required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of principal executive officer and principal financial officer of TFM and Grupo TFM, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.